As filed with the Securities and Exchange Commission on November ___, 2007
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

CAMINOSOFT CORP.
(Exact name of registrant as specified in its charter)

California	7372	95-3880130
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

600 HAMPSHIRE ROAD, SUITE 105
WESTLAKE VILLAGE, CALIFORNIA 91361
(805) 370-3100
(Address, including zip code, and telephone
number, including area code, of registrant’s
principal executive offices)

STEPHEN CROSSON
CHIEF FINANCIAL OFFICER
600 HAMPSHIRE ROAD, SUITE 105
WESTLAKE VILLAGE, CALIFORNIA 91361

(Name, address, including zip code, and
telephone number, including area code, of agent for service)

Copies to:

DAVID L. FICKSMAN, ESQ.
EKONG I. UDOEKWERE, ESQ.
TROY & GOULD PROFESSIONAL CORPORATION
1801 CENTURY PARK EAST, 16TH FLOOR
LOS ANGELES, CA. 90067
(310) 789-1290

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement and upon completion of the merger described in the enclosed proxy statement/prospectus.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Aggregate Offering Price	Amount of Registration Fee
Common Stock	25,809,861	$0.10 (1)	$2,580,986	$79.24
Common Stock Issuable under Convertible Preferred Stock	5,697,393	$0.10 (2)	$569,739	$17.49
Common Stock Issuable under Convertible Notes	1,548,205	$0.10 (3)	$154,821	$4.75
Common Stock Issuable under Warrants	5,441,803	$0.10 (4)	$544,180	$16.71
Aggregate	38,497,262	$0.10	$3,849,726	$118.19

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”).
(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(g) under the Securities Act.
(3) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(g) under the Securities Act.
(4) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(g) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement -prospectus is not complete and may be changed. CaminoSoft may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this document is a part, is declared effective. This proxy statement-prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted or would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

CAMINOSOFT CORP.
600 Hampshire Road, Suite 105
Westlake Village, California 91361
(805) 370-3100

November __, 2007

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

The board of directors of CaminoSoft Corp. (“CaminoSoft”) has approved a merger agreement in which CaminoSoft will acquire all of the issued and outstanding capital stock of Shea Development Corp. (“Shea”) by way of CC Merger Corp., a wholly owned subsidiary of CaminoSoft, merging with and into Shea.

If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Shea common stock will be converted into the right to receive a pro rata share of the number of shares of CaminoSoft common stock, no par value per share, equal to 95.01% of CaminoSoft common stock outstanding immediately prior to the consummation of the merger less any shares of CaminoSoft common stock issuable upon the exercise or conversion of any securities issued in connection with the merger. In addition, each issued and outstanding share of Shea’s Series A Preferred Stock, par value $0.001 per share, shall be converted into the right to receive a pro rata share of 2,800,000 shares of CaminoSoft’s Series A Preferred Stock, and each issued and outstanding share of Shea’s Series B Preferred Stock, par value $0.001 per share, shall be converted into the right to receive a pro rata share of 3,600,000 shares of CaminoSoft’s Series B Preferred Stock.

Upon consummation of the merger, and (i) assuming the exercise and conversion of all securities issued in connection with the merger, and (ii) after giving effect to any capital stock issued, or deemed to be issued, in connection with any equity financing undertaken by CaminoSoft or Shea pursuant to which CaminoSoft or Shea, as applicable, shall raise at least $6,000,000 in proceeds at a per share price of not less than $0.50, existing CaminoSoft shareholders shall collectively hold 4.99% of the fully diluted capital stock of CaminoSoft, and shareholders of Shea shall collectively hold 95.01% of the fully diluted capital stock of CaminoSoft.

Shares of CaminoSoft common stock are traded on the OTC Bulletin Board under the symbol “CMSF”.  On November __, 2007, the last practicable trading date before the printing of this proxy statement-prospectus, the closing share price of CaminoSoft common stock was $___. The merger cannot be completed unless the shareholders of CaminoSoft approve the merger agreement.

Based on the reasons for the merger described in the accompanying document, the independent members of CaminoSoft’s board of directors unanimously believe that the merger and related transactions to be undertaken in connection with the merger are fair to you and in your best interests. Accordingly, the independent members of CaminoSoft’s board of directors unanimously recommend that you vote “FOR” approval of the merger agreement and related proposals.

The accompanying proxy statement-prospectus gives you detailed information about CaminoSoft, Shea, the proposed merger and related matters, and other items being voted upon at the CaminoSoft special meeting of shareholders. You may obtain other information about CaminoSoft and Shea from documents filed with the Securities and Exchange Commission. We urge you to read this entire document carefully, including the considerations discussed under “RISK FACTORS,” beginning on page 12 and the appendices thereto, which include the merger agreement.

Your vote is very important. Whether or not you plan to attend the CaminoSoft shareholders’ meeting, please take the time to vote by completing and mailing the enclosed proxy card.

Sincerely,

Michael Skelton
Chief Executive Officer

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this proxy statement-prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

This proxy statement-prospectus is dated November ___, 2007 and was first mailed to shareholders of CaminoSoft on or about _____, 2007.

CAMINOSOFT CORP.

Notice of Special Meeting of Shareholders

______, 2007

To:  The Shareholders of CaminoSoft Corp.,

Notice is hereby given that, under the terms of its bylaws and the call of its board of directors, the special meeting of shareholders of CaminoSoft Corp. will be held at ________, located at ___________, on _______, 2007, at ______ p.m. (local time), for the purpose of considering and voting upon the following matters:

1. Approval of the Merger Agreement.  To approve the Agreement and Plan of Merger dated as of September 4, 2007, attached as Appendix A to the proxy statement-prospectus (“Merger Agreement”) and the merger of CC Merger Corp., a wholly owned subsidiary of CaminoSoft Corp., with and into Shea Development Corp. (“Merger”).

2. Approval of Reverse Split. In connection with the Merger, to approve a 1:10 reverse split of all of the common stock of CaminoSoft Corp. issued and outstanding immediately prior to the effective time of the Merger.

3. Approval of Increase in Authorized Capital Stock. In connection with the Merger and the shares of common and preferred stock of CaminoSoft Corp. to be issued thereunder, to approve an amendment to the Articles of Incorporation of CaminoSoft Corp. to increase the authorized number of shares of common stock from 100,000,000 to 800,000,000, and to increase the authorized number of shares of preferred stock from 1,000,000 to 15,000,000.

4.  Approval of Name Change. In connection with the Merger and the subsequent operations of CaminoSoft Corp., to approve an amendment to the Articles of Incorporation of CaminoSoft Corp. to effect a name change to “Riptide Software Solutions, Inc.”

5. Transaction of Other Business.  To transact such other business as may properly come before the special meeting or any adjournment thereof. Management is not aware of any such other business.

The Merger Agreement sets forth the terms of the Merger of CC Merger Corp. with and into Shea Development Corp.  As a result of the Merger, all shareholders of Shea Development Corp. will receive a pro rata share of newly issued shares of CaminoSoft Corp. common stock in exchange for their shares of Shea Development Corp. common stock.  The Merger is more fully described in the enclosed proxy statement-prospectus and in Appendix A.

The board of directors has fixed the close of business on ______, 2007, as the record date for determination of shareholders entitled to notice of, and the right to vote at, the special meeting of shareholders. Because the affirmative vote of a majority of shares represented and voting at a duly held meeting at which a quorum is present is required to approve the Merger Agreement, the Merger and related proposals, it is essential that all shareholders vote.  You are urged to vote in favor of the proposal by signing and returning the enclosed proxy as promptly as possible, whether or not you plan to attend the special meeting of shareholders in person.  If you do attend the meeting you may then withdraw your proxy.  The proxy may be revoked at any time prior to its exercise.

In connection with the proposed merger, CaminoSoft Corp. shareholders will be given the opportunity to exercise dissenters’ rights in accordance with certain procedures specified in the California Corporations Code, Section 1300, 1301, 1302, 1303 and 1304, which sections are attached hereto as Appendix B and incorporated herein by reference. If shareholders follow all of the procedures required by law, a shareholder may receive cash in the amount equal to the fair market value, as determined by CaminoSoft Corp., or, if required, by a court of law, of their shares of CaminoSoft Corp. common stock as of September 4, 2007, the business day immediately preceding the announcement of the Merger. For additional details about dissenters’ rights, please refer to “PROPOSAL I - THE MERGER —Dissenters’ Rights of CaminoSoft Corp.’s Shareholders” and Appendix B in the accompanying proxy statement-prospectus.

By Order of the Board of Directors,

Michael Skelton
CaminoSoft Corp., Chief Executive Officer

______, 2007

ADDITIONAL INFORMATION

This proxy statement/prospectus “incorporates by reference” important financial information about CaminoSoft Corp. (“CaminoSoft”) and Shea Development Corp. (“Shea”) from documents that are not included in or delivered with this proxy statement/prospectus. For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information” on page 103.

You may also obtain any of the documents incorporated by reference from the appropriate company, the Securities and Exchange Commission, which we refer to as the SEC, or the SEC’s Internet web site at http://www.sec.gov. Documents incorporated by reference in this proxy statement/prospectus are available from the appropriate company without charge, excluding all exhibits unless specifically incorporated by reference in such documents. Shareholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the companies at the following addresses:

CaminoSoft Corp.
Attn: Stephen Crosson
600 Hampshire Road, Suite 105
Westlake Village, California 91361
(805) 370-3100
E-mail: steve.crosson@caminosoft.com
Website: www.caminosoft.com

Shea Development Corp.
Attn: Francis E. Wilde
3452 Lake Lynda Drive, Suite 350
Orlando, Florida 32817
(407) 282-3545
E-mail: fwilde@bravera.com
Website: www.bravera.com

If you would like to request documents, please do so by _________, 2007, which is five business days before the special meeting, to receive them before the special meeting. If you request any information that is incorporated by reference into this proxy statement/prospectus, the appropriate company will respond to your request within one business day of receipt of your request, and send the requested documents to you by first class mail, or other equally prompt means.

i

ii

OTHER MATTERS	103
EXPERTS	103
WHERE YOU CAN FIND MORE INFORMATION	103
EXHIBITS	110
UNAUDITED PRO FORMA FINANCIAL INFORMATION	113
SHEA DEVELOPMENT CORP. UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (AS OF JUNE 30, 2007).	118
SHEA DEVELOPMENT CORP. AUDITED FINANCIAL STATEMENTS.	F-1

LIST OF APPENDICES

ANNEX A - AGREEMENT AND PLAN OF MERGER
ANNEX B - CALIFORNIA CORPORATIONS CODE (SECTIONS 1300-1304)
ANNEX C - TEXT OF AMENDMENT TO CAMINOSOFT CORP. ARTICLES OF INCORPORATION

iii

QUESTIONS AND ANSWERS ABOUT THIS PROXY STATEMENT- PROSPECTUS MATERIALS

Q:           Why have I received these materials?

A:            This proxy statement-prospectus and the enclosed proxy card were sent to you because the Board of Directors of CaminoSoft Corp. (“CaminoSoft”) is soliciting your proxy to vote at its special meeting of shareholders to be held on _____, 2007. You are cordially invited to attend the special meeting and are requested to vote on the proposals described in this proxy statement-prospectus. We intend to mail this proxy statement-prospectus and accompanying proxy card on or about ______, 2007 to all CaminoSoft shareholders entitled to vote at the special meeting.

Q:           Who is entitled to vote at the Special Meetings?

A:            Shareholders of record as of the close of business on ____, 2007 will be entitled to vote at the special meeting of CaminoSoft shareholders.

Q:           When and where will the special meetings take place?

A:           The special meeting of CaminoSoft shareholders will be held at ________, located at ___________, on _______, 2007, at ______ p.m. (local time).

Q:           What am I voting on?

A:            You are being asked to vote to:

•	approve the Merger and the Merger Agreement;

•	approve, in connection with the Merger, a 1:10 reverse split of all of the common stock of CaminoSoft issued and outstanding immediately prior to the effective time of the Merger;

•
approve, in connection with the Merger and the shares of common and preferred stock of CaminoSoft to be issued thereunder, an amendment to the Articles of Incorporation of CaminoSoft to increase the authorized number of shares of common stock from 100,000,000 to 800,000,000, and to increase the authorized number of shares of preferred stock from 1,000,000 to 15,000,000; and

•
in connection with the Merger and the subsequent operations of CaminoSoft., to approve an amendment to the Articles of Incorporation of CaminoSoft to effect a name change to “Riptide Software Solutions, Inc.”

Q:           How do I vote?

A:           You may vote “FOR” or “AGAINST” or abstain from voting on the proposals to be voted on.

If you are a shareholder of record, you may vote in person at the special meeting, or you may vote by proxy using the enclosed proxy card. Whether or not you plan to attend the special meeting, you are urged to vote by proxy to ensure your vote is counted. You may still attend the special meeting and vote in person if you have already voted by proxy. To vote in person, come to the special meeting and you will be given a ballot when you arrive. To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the special meeting, we will vote your shares as you direct.

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from CaminoSoft. In order to vote, complete and mail the proxy card to ensure that your vote is counted. Alternatively, you may vote by telephone or over the Internet as instructed by your broker or bank. To vote in person at the special meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

Q:           How many votes do I have?

A:            Each share of common stock of CaminoSoft is entitled to one vote with respect to each matter to be voted on at the special meetings.

Q:           What constitutes a quorum for purposes of the special meetings?

A:            A quorum of shareholders is necessary to hold a valid meeting. The presence at the special meeting in person or by proxy of the holders of a majority of the voting power of all outstanding shares of common stock entitled to vote shall constitute a quorum for the transaction of business. Proxies marked as abstaining (including proxies containing broker non-votes) on any matter to be acted upon by shareholders will be treated as present at the meeting for purposes of determining a quorum but will not be counted as votes cast on such matters. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

Q:           Who is paying for this proxy solicitation?

A:            CaminoSoft is paying for this proxy solicitation.

QUESTIONS AND ANSWERS ABOUT THE MERGER

This question and answer summary highlights selected information contained in other sections of this proxy statement-prospectus.  To understand the merger more fully, you should carefully read this entire proxy statement-prospectus, including all appendices and financial statements.

Q:           What am I being asked to vote on?

A:            You are being asked to vote on a merger agreement, which if approved, will result in CC Merger Corp., a subsidiary of CaminoSoft Corp. (“CaminoSoft”), being merged with and into Shea Development Corp. (“Shea”).

Q:           Why is CC Merger Corp. merging with and into Shea?

A:            CaminoSoft’s Board of Directors has determined that CaminoSoft is too small to successfully operate as a public company. As a consequence, CaminoSoft has in the past had difficulty accessing capital markets in order to finance its operations and growth. Given Shea’s relative size, CaminoSoft’s Board of Directors anticipate that the merger of CC Merger Corp., a wholly owned subsidiary of CaminoSoft with and into Shea, with the result that following the Merger, and assuming the exercise and conversion of all securities issued in connection with the Merger, Shea shareholders will control 95.01% of the fully diluted capital stock of CaminoSoft post- Merger. CaminoSoft’s board of directors anticipate that the Merger will alleviate some of the burdens that the company has experienced in operating as a public company, including easier access to capital markets. A committee of CaminoSoft’s Board of Directors comprising independent directors Lee Pryor and Robert Degan approved the merger.

Q:           If the merger is approved what is the Merger consideration to Shea shareholders?

A:            If they do not exercise dissenters’ rights, shareholders of Shea will receive a pro rata portion of newly issued shares of CaminoSoft common stock and preferred stock in exchange for their respective shares of Shea capital stock.  In addition, holders of options and warrants to acquire Shea common stock will have such options and warrants assumed by CaminoSoft, and in exchange CaminoSoft shall issue to such holders options and warrants to acquire CaminoSoft common stock. Assuming the exercise and conversion of all CaminoSoft preferred stock, warrants and options issued in connection with the Merger, Shea shareholders will control 95.01% of the fully diluted capital stock of CaminoSoft post- Merger, and existing CaminoSoft shareholders will collectively hold 4.99% of the fully diluted capital stock of CaminoSoft. For a discussion of how Shea’s existing options and warrants will be affected by the merger, see the discussions below under “How will Shea Options be affected by the Merger” and “How will Shea Warrants be affected by the Merger.”

Q:           What will happen if CaminoSoft shareholders approve the Merger and related proposals?

A:            If CaminoSoft and Shea shareholders approve the Merger and the related proposals, CC Merger Corp., a wholly owned subsidiary of CaminoSoft formed solely for purposes of the merger, will merge with and into Shea, and CC Merger Corp. will cease to exist.  The outstanding and issued shares of common stock and preferred stock of Shea shall be converted into shares of CaminoSoft common stock and preferred stock, and the outstanding options and warrants of Shea shall be assumed by CaminoSoft in exchange for options and warrants to acquire shares of CaminoSoft common stock with the result that, following the Merger, and assuming the exercise and conversion of all CaminoSoft preferred stock, warrants and options issued in connection with the Merger, Shea shareholders will control 95.01% of the fully diluted capital stock of CaminoSoft post-merger, and existing CaminoSoft shareholders will collectively hold 4.99% of the fully diluted capital stock of CaminoSoft.

Q:           How will Shea Options be affected by the Merger?

A:            Each outstanding option to purchase Shea common stock granted under Shea’s 2007 Stock Option and Performance Awards Plan will be assumed by CaminoSoft. Each such assumed Shea option shall entitle the holder thereof to receive options to purchase the number of shares of CaminoSoft common stock obtained by multiplying (x) the number of shares of Shea common stock issuable under such assumed option by (y) the exchange ratio. The exercise for the new CaminoSoft options will be equal to the exercise price of the assumed Shea option divided by the exchange ratio.

 Q:           How will Shea Warrants be affected by the Merger?

A:            Each outstanding warrant to purchase Shea common stock, will be assumed by CaminoSoft subject to adjustment by the Exchange Ratio.

Q:           What is the Exchange Ratio?

A:            Pursuant to the merger agreement, each share of Shea common stock issued and outstanding (or issuable under convertible preferred stock, warrants and options) shall be exchanged for 0.30964086 share of CaminoSoft common stock. For additional details, please refer to “PROPOSAL I - THE MERGER—The Merger Agreement - The Exchange Ratio.”

Q:           Will existing CaminoSoft shareholders be issued any securities in connection with the Merger?

A:            Yes. Existing holders of CaminoSoft common stock will be entitled to receive in respect of each share of CaminoSoft common stock, five-year warrants to purchase, following the consummation of the Merger, 0.333 shares of CaminoSoft common stock at an exercise price of 110% per share of the shares of Shea capital stock issued under a private placement of Shea most recently completed prior to the closing of the Merger.

Q:           What will be the name and trading symbol of the company after the Merger?

A:            In connection with the merger, CaminoSoft will change its name to “Riptide Software Solutions, Inc.” and will continue to have its common stock traded on the OTC Bulletin Board under the trading symbol [RIPTIDE]. In addition, Shea common stock will be delisted from the OTC Bulletin Board and there will be no further market for Shea common stock.

Q:           Why is CaminoSoft effecting a 1:10 reverse stock split of its issued and outstanding common stock?

A:            The reverse stock split is a closing condition of the Merger. By reducing the number of outstanding shares of CaminoSoft common stock via a reverse stock split prior to effecting the merger, the parties will have a more manageable and less unwieldy number of shares of issued and outstanding common stock.

Q:           Why is CaminoSoft amending its Articles of Incorporation to increase its authorized capital stock and effect a name change?

A:            In addition to ensuring CaminoSoft has sufficient shares of common and preferred stock in connection with consummating the Merger, the additional authorized capital stock will be used for future acquisitions and equity funding. The change of name will take advantage of the “Riptide” branding and name recognition as it relates to the business intelligence software and solution services market. The name change is a closing condition to the Merger. In the event the Merger Agreement is terminated or the Merger is not otherwise consummated, CaminoSoft’s Board does not intend to proceed with the name change.

Q:           Do CaminoSoft shareholders have dissenters’ rights in the merger?

A:            Yes.  Holders of CaminoSoft common stock who do not vote in favor of the merger and who have fully complied with all applicable provisions of California Corporations Code, Section 1300, 1301, 1302, 1303 and 1304, which sections are attached hereto as Appendix B and incorporated herein by reference, may receive cash in the amount equal to the fair market value, as determined by CaminoSoft, or, if required, by a court of law, of their shares of CaminoSoft common stock as of September 4, 2007, the business day immediately preceding the announcement of the merger. To the extent shareholders of Camino and Shea exercise dissenters’ rights in connection with the merger, the exchange ratio as calculated under the Merger Agreement will be appropriately adjusted. For additional details about dissenters’ rights, please refer to “PROPOSAL I - THE MERGER—Dissenters’ Rights of CaminoSoft’s Shareholders” and Appendix B in the accompanying proxy statement-prospectus.

Q:           Should I send in my stock certificates now?

A:            No.  You should not send your CaminoSoft stock certificates in the envelope provided for use in returning your proxy.  You will be sent written instructions for exchanging your stock certificates pursuant to the reverse split only if the Merger is approved and completed.

Q:           What happens if I do not return my proxy card?

A:            If you fail to execute and return your proxy card, it will have the same effect as voting against the merger, except for purposes of asserting dissenters rights, discussed above.

Q:           What risks should I consider before I vote on the Merger?

A:            The risks that you should consider in deciding how to vote on the Merger are explained in the section of this proxy statement-prospectus entitled “RISK FACTORS.”  You are urged to read this section, as well as the rest of this proxy statement-prospectus, before deciding how to vote.

Q:           How do I vote?

A:            Just indicate on your proxy card how you want to vote.  Sign and mail your proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the CaminoSoft special shareholders’ meeting. Alternatively, you may attend the meeting and vote in person.

If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted in favor of the merger.  If you do not sign and send in your proxy card or you abstain from voting, it will have the effect of voting against the merger.

You may attend the meeting and vote your shares in person, rather than voting by proxy.  In addition, you may withdraw your proxy up to and including the day of the applicable shareholders’ meeting by following the directions herein, and either change your vote or attend the meeting and vote in person.

Q:           If my shares are held in “street name” by my broker, will my broker vote them for me?

A:            No.  Your broker can only vote your shares of CaminoSoft common stock if you provide instructions on how to vote them.  You should, therefore, instruct your broker on how to vote your shares by following the directions your broker provides when forwarding these proxy materials to you.  If you do not provide voting instructions to your broker, your broker will not be able to vote your shares.  This will have the effect of not voting in favor of the merger.

Q:           How do CaminoSoft’s directors plan to vote?

A:            All of CaminoSoft’s directors have committed to vote their shares in favor of the merger.  CaminoSoft’s directors collectively hold, as of the record date for the special shareholders’ meeting, 277,555 shares, or approximately 2%, of CaminoSoft’s common stock eligible to vote.  The affirmative vote of a majority of CaminoSoft’s issued and outstanding shares of common stock eligible to vote at a duly held meeting at which a quorum is present is needed to approve the Merger.

Q:           Who can help answer my other questions?

A:            If you want to ask any additional questions about the merger, you should contact:

CaminoSoft Corp.
Attn: Stephen Crosson
600 Hampshire Road, Suite 105
Westlake Village, California 91361
(805) 370-3100
E-mail: steve.crosson@caminosoft.com

Q: What are the material United States federal income tax consequences of the merger to me?

A: It is expected that the merger will constitute a “reorganization” for United States federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code. Thus, CaminoSoft shareholders who vote to approve the merger and whose shares of CaminoSoft common stock are thus subject to the proposed reverse split will not recognize gain or loss for U.S. federal income tax purposes in the merger. If a CaminoSoft shareholder receives cash pursuant to the exercise of dissenters’ rights, that shareholder generally will recognize gain or loss measured by the difference between the cash received and the adjusted tax basis in the shareholder’s CaminoSoft common stock.  This gain will be long-term capital gain or loss if the shareholder’s holding period in the CaminoSoft common stock is greater than one year.

Q: When do you expect the Merger to be completed?

A: We expect the Merger to be completed by _________. We are working to complete the Merger as quickly as possible but we cannot predict the exact timing because the Merger is subject to a number of closing conditions.

SUMMARY

This summary highlights selected information from this document and may not contain all information that is important to you. To understand the Merger more fully, you should read carefully this entire document, including its annexes and exhibits. The Merger Agreement is attached as Appendix A to this proxy statement/prospectus. We encourage you to read the Merger Agreement as it, and not this description, is the legal document that governs the Merger.  You should also refer to the sections entitled “DESCRIPTION OF CAMINOSOFT CORP.” and “DESCRIPTION OF SHEA DEVELOPMENT CORP.”

General

This proxy statement-prospectus relates to the proposed Merger of CC Merger Corp., a subsidiary of CaminoSoft, with and into Shea. CaminoSoft believes that the Merger will create opportunities for business synergies with respect to running a public company as well as provide the newly merged subsidiary with easier access to capital markets to finance operations and growth.

Parties to the Merger (pages 53 and 77)

CaminoSoft Corp.
600 Hampshire Road, Suite 105
Westlake Village, California 91361
(805) 370-3100

CaminoSoft, a California corporation, develops and manufactures software solutions that store, manage and safeguard large quantities of data created in a business and application settings. CaminoSoft’s software for Microsoft Windows 2000 and 2003 and Novell NetWare environments enables organizations to maximize storage resources, reduce backup and recovery time and control file retention and is available worldwide through commercial distributors, value-added resellers, systems integrators and Original Equipment Manufacturers (“O.E.M.”) partners. CC Merger Corp., a Nevada corporation, is a wholly owned subsidiary of CaminoSoft formed solely for purposes of the merger with Shea.

Please read the section entitled “DESCRIPTION OF CAMINOSOFT CORP.” for additional information about CaminoSoft and CC Merger Corp.

Shea Development Corp.
3452 Lake Lynda Drive, Suite 350
Orlando, Florida 32817
(407) 282-3545

Shea develops business process automation (BPA) and business process management (BPM) software to integrate, assemble and optimize available IT assets to drive business process productivity, reliability and security. Shea is in the process of developing an innovative, enterprise class business integration platform that incorporates proven integration technologies with next generation capabilities into a real-time, on-demand solution that delivers a unique combination of efficiency, agility and control. Shea is an emerging leader in this industry and has a commitment to deliver tangible business value to its customers. Shea serves customers in the commercial and utility markets through its subsidiaries Bravera, Inc., Riptide Software, Inc. and its MeterMesh products business with offices in Reston, Virginia, Orlando, Florida and Ft. Worth, Texas.

Please read the section entitled “DESCRIPTION OF SHEA DEVELOPMENT CORP.” for additional information.

Special Shareholders’ Meeting (Page 36)

CaminoSoft will hold a special shareholders’ meeting at _______, located at ________, on ______, at _____ a.m. (local time).  At the special shareholders’ meeting you will be asked to consider and vote on the approval of the merger, the merger agreement, a 1:10 reverse split of all issued and outstanding CaminoSoft common stock and amendments to our Articles of Incorporation relating to a name change and an increase in the number of authorized shares of CaminoSoft capital stock, and any other matters that may properly come before the meeting.  You may vote at the CaminoSoft special shareholders’ meeting if you owned shares of CaminoSoft common stock at the close of business on the record date, which is ____, 2007.  On that date, CaminoSoft had 14,258,756 shares of common stock issued and outstanding and entitled to be voted.  Approval of the merger agreement and the Merger requires the affirmative vote of a majority of the shares of CaminoSoft common stock outstanding on the record date. Please read the section entitled “THE CAMINOSOFT CORP. MEETING” for additional information.

The Merger (Page 39)

The merger will result in CC Merger Corp., a wholly owned subsidiary of CaminoSoft, being merged out of existence and into Shea.  The Merger will not occur without the approval of the shareholders of CaminoSoft.  There are also other customary closing conditions that must be met in order for the merger to be completed.  Please read the sections entitled “PROPOSAL I -THE MERGER - Structure of the Merger” and “Certain Effects of the Merger” for additional information.

The Merger Agreement; Consideration to be Paid to Shea Shareholders (Page 46)

The merger agreement is the legal document that contains the Merger’s terms and governs CaminoSoft’s, CC Merger Corp.’s and Shea’s merger process, including the issuance of CaminoSoft capital stock and other securities to Shea’s shareholders in the Merger.  Please read the entire merger agreement, which is attached to this proxy statement-prospectus as Appendix A.  Also, please read the section entitled “PROPOSAL I -THE MERGER - The Merger Agreement” for additional information.

Shareholders of Shea will receive a pro rata portion of newly issued shares of CaminoSoft common stock and preferred stock in exchange for their respective shares of Shea capital stock.  In addition, holders of options and warrants to acquire Shea common stock will have such options and warrants assumed by CaminoSoft, and in exchange CaminoSoft shall issue to such holders options and warrants to acquire CaminoSoft common stock. Assuming the exercise and conversion of all CaminoSoft preferred stock, warrants and options issued in connection with the Merger, Shea shareholders will control 95.01% of the fully diluted capital stock of CaminoSoft post- Merger, and existing CaminoSoft shareholders will collectively hold 4.99% of the fully diluted capital stock of CaminoSoft.

The Exchange Ratio (page 47)

Pursuant to the merger agreement, each share of Shea common stock issued and outstanding (or issuable under convertible preferred stock, warrants and options) shall be exchanged for 0.30964086 share of CaminoSoft common stock. The exchange ratio of 0.30964086 is calculated in the Merger Agreement by dividing (x) the number of shares of CaminoSoft common stock issuable pursuant to the Merger by (y) the sum of the number shares of the Shea capital stock issued and outstanding immediately prior to the Merger plus the number of shares of Shea common stock issuable under convertible preferred stock, warrants and options issued and outstanding immediately prior to the Merger.

Regulatory Approvals (Page 43)

There are no regulatory approvals required in connection with consummating the Merger.

Votes Required; Securities Held by Insiders (Page 37)

The affirmative vote of a majority of shares represented and voting at a duly held meeting at which a quorum is present is required to approve the Merger Agreement, the Merger and related proposals. Your failure to vote in person or by proxy, or your abstention from voting entirely, will have the same effect as voting against the Merger. Directors and executive officers of CaminoSoft own approximately 277,555 of CaminoSoft’s outstanding shares of common stock, representing an aggregate of 2% of the issued and outstanding shares of common stock.

Recommendation of CaminoSoft’s Board of Directors (Page 38)

On September 1, 2007, an independent committee of CaminoSoft’s board of directors unanimously approved the merger agreement and the merger of CC Merger Corp. with and into Shea. Moreover, they unanimously believe that the merger’s terms are fair to you and in your best interests.  Accordingly, they unanimously recommend a vote “FOR” the proposal to approve the merger agreement and the merger. In addition, the independent board of directors also recommends a vote “FOR” the proposals to approve the amendments to CaminoSoft’s Articles of Incorporation and effect the 1:10 reverse split of outstanding CaminoSoft common stock. The conclusions of CaminoSoft’s independent board of directors regarding the merger are based upon a number of factors.  Please read the section entitled “PROPOSAL I -THE MERGER - Reasons for the Merger” for additional information.

Conditions to Closing the Merger (Page 51)

In addition to shareholder approval, CaminoSoft’s and Shea’s obligations to close the Merger depend on other conditions being met prior to the completion of the Merger.  Please read the section entitled “PROPOSAL I -THE MERGER - The Merger Agreement - Conditions to the Parties’ Obligations” for additional information.

Closing of the Merger (Page 47)

If shareholder approval is received as planned, and if the conditions to the Merger have either been met or waived, CaminoSoft and Shea anticipate that the Merger will close on or about ______, 2007.  However, CaminoSoft cannot assure you whether or when the Merger will actually close.  Please read the section entitled “PROPOSAL I -THE MERGER - The Merger Agreement - The Closing” for additional information.

Termination of the Merger (Page 52)

CaminoSoft and Shea can mutually agree to terminate the Merger Agreement.  Either CaminoSoft or Shea can terminate the Merger Agreement in the event of a material breach or the occurrence of certain other events. Please read the section entitled “PROPOSAL I -THE MERGER - The Merger Agreement - Termination” for additional information.

Stock Options and Warrants (Page 47)

Each outstanding option to purchase Shea common stock granted under Shea’s 2007 Stock Option and Performance Awards Plan will be assumed by CaminoSoft. Each such assumed Shea option shall be entitled to receive options to purchase the number of shares of CaminoSoft common stock obtained by multiplying (x) the number of shares of Shea common stock issuable under such assumed option by (y) an exchange ratio of 0.30964086, representing the number of shares of CaminoSoft common stock issuable, pursuant to the Merger, in exchange for each share of Shea common stock. The exercise for the new CaminoSoft options will be equal to the exercise price of such cancelled Shea option divided by the exchange ratio.

Each outstanding warrant to purchase Shea common stock, will be assumed by CaminoSoft subject to adjustment by the exchange ratio.

Existing holders of CaminoSoft common stock will be entitled to receive in respect of each share of CaminoSoft common stock, five-year warrants to purchase, following the consummation of the Merger, 0.333 shares of CaminoSoft common stock at an exercise price of 110% per share of the shares of Shea capital stock issued under a private placement of Shea most recently completed prior to the closing of the Merger. For further information, see the sections entitled “PROPOSAL I -THE MERGER - The Merger Agreement - Treatment of Stock Options and Warrants.”

Risk Factors (Page 14)

In evaluating the Merger Agreement, you should read this proxy statement/prospectus carefully and especially consider the factors discussed in the section entitled “Risk Factors.”

Covenants; Non-Solicitation (Page 49)

CaminoSoft, Shea and CC Merger Corp. have agreed to non-solicitation prohibitions that restrict each party from soliciting, negotiating and discussing acquisition, merger or other business combination proposals with any other third party. For further information regarding these limitations, see the section entitled “PROPOSAL I -THE MERGER - The Merger Agreement – Covenants.”

Federal Income Tax Consequences (Page 41)

It is expected that the merger will constitute a “reorganization” for United States federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code. Thus, CaminoSoft shareholders who vote to approve the merger and whose shares of CaminoSoft common stock are thus subject to the proposed reverse split will not recognize gain or loss for U.S. federal income tax purposes in the merger. If a CaminoSoft shareholder receives cash pursuant to the exercise of dissenters’ rights, that shareholder generally will recognize gain or loss measured by the difference between the cash received and the adjusted tax basis in the shareholder’s CaminoSoft common stock.  This gain will be long-term capital gain or loss if the shareholder’s holding period in the CaminoSoft common stock is greater than one year.

For a more complete discussion of the federal income tax consequences of the merger, you should carefully read the discussion in the section entitled “PROPOSAL I -THE MERGER - Material United States Federal Income Tax Consequences” of this proxy statement-prospectus.  Further, you are encouraged to consult your tax advisor because tax matters can be complicated, and the tax consequences of the merger to you will depend upon your own situation.  You should also consult your tax advisor concerning all state, local and foreign tax consequences of the Merger.

Accounting Treatment (Page 45)

In accordance with United States generally accepted accounting principles, Shea will be deemed to have acquired CaminoSoft and will account for the Merger using the purchase method of accounting for business combinations. Shea will allocate the purchase price to the net tangible and intangible assets acquired based on their respective fair values at the date of the completion of the Merger. Any excess of the purchase price over those fair values will be recorded as goodwill.

CaminoSoft’s Management and Operations After the Merger (Page 45)

Pursuant to employment agreements yet to be negotiated it is contemplated that the management and operations of CaminoSoft will remain unchanged initially. During the merger closing process it will be determined which employees will be offered continued employment and which if any employees will be terminated. As with any combination of products and services the best of the CaminoSoft offerings will be integrated where possible with the Shea offerings, while the overall CaminoSoft product and service strategy will be developed and implemented as part of the global Shea business plan.

Interests in the Merger of Directors of CaminoSoft (Page 46)

Russell Cleveland and Robert Pearson, two directors on CaminoSoft’s board of directors, are affiliated with the following CaminoSoft’s shareholders: Renaissance Capital Growth & Income Fund III, Inc; Renaissance US Growth & Income Trust PLC; and BFSUS Special Opportunities Trust PLC (collectively, the “Renaissance Funds”).

Messrs. Cleveland and Pearson are executive officers of Renaissance Capital Group, Inc. (“RCG”), which is the investment advisor to the Renaissance Funds. RCG, through certain of its affiliated funds, also owns shares in Shea. A committee comprising independent directors Lee Pryor and Robert Degan, neither of whom is affiliated with RCG or the Renaissance Funds, approved the merger and Merger Agreement.

Dissenters’ Rights (Page 43)

In order to perfect dissenters’ rights, a shareholder of CaminoSoft common stock must do the following:

•                  make a timely written demand upon CaminoSoft for purchase in cash of his or her shares at their fair market value as of _____, 2007, which demand includes:

•                  the number and class of the shares held of record by him or her that he or she demand upon CaminoSoft, and

•                  what he or she claims to be the fair market value of his or her shares as of September 4, 2007, the business day immediately preceding the date on which the merger is announced;

•                  have his or her demand received by CaminoSoft on or before the date of the CaminoSoft meeting of shareholders;

•                  not vote in favor of the principal terms of the Merger Agreement and related proposals;

•                  submit certificates representing his or her shares for endorsement in accordance with Section 1302 of the California Corporations Code; and

•                  comply with such other procedures as are required by the California Corporations Code.

If dissenters’ rights are properly perfected, such dissenter has the right to cash in the amount equal to the fair market value, as determined by CaminoSoft, or, if required, by a court of law, of their shares of CaminoSoft common stock as of September 4, 2007, the business day immediately preceding the announcement of the merger.  To the extent shareholders of CaminoSoft or Shea exercise dissenters’ rights in connection with the merger, the exchange ratio as calculated in the Merger Agreement will be appropriately adjusted. Please read the section entitled “PROPOSAL I - THE MERGER - Dissenters’ Rights of CaminoSoft’s Shareholders” and Appendix B for additional information.

FORWARD-LOOKING INFORMATION

We caution you that this proxy statement/prospectus contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 regarding, among other things, the proposed Merger of CC Merger Corp. with and into Shea and the anticipated consequences and benefits of such transaction, and other financial, business and operational items relating to CaminoSoft and Shea. The companies claim all safe harbor and other protections provided to them by law for all of their forward-looking statements. Forward-looking statements involve known and unknown risks, assumptions, uncertainties and other factors. Statements made in the future tense, and statements using words such as “may,” “can,” “will,” “could,” “should,” “predict,” “aim’” “potential,” “continue,” “opportunity,” “intend,” “goal,” “estimate,” “expect,” “expectations,” “project,” “projections,” “plans,” “anticipates,” “believe,” “think,” “confident” “scheduled” or similar expressions are intended to identify forward-looking statements. Forward-looking statements are not a guarantee of performance and are subject to a number of risks and uncertainties, many of which are difficult to predict and are beyond the control of CaminoSoft or Shea. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. We caution you not to place undo reliance on the forward-looking statements which speak only as of the date of this proxy statement-prospectus or the dates of the documents incorporated by reference.

RISK FACTORS

In addition to the matters addressed under “Forward-Looking Information,” CaminoSoft stockholders should carefully consider the following risks before deciding whether to vote for approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement. CaminoSoft stockholders should also consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus.

RISK FACTORS RELATING TO THE MERGER

The consummation of the Merger is conditioned upon all required consents and approvals being obtained in connection with the transactions contemplated in the Merger Agreement.

As a closing condition to the Merger Agreement, CaminoSoft and Shea are required to obtain all necessary consents in connection with consummating the Merger. There is no guarantee that we will obtain all necessary consents and approvals, including consents and approvals of any governmental agencies or authorities. In addition, CaminoSoft and Shea may be required to comply with material restrictions or conditions in order to obtain any such regulatory approvals to complete the merger and any delays in obtaining regulatory approvals may delay and possibly prevent the merger.

Each of CaminoSoft and Shea is subject to certain restrictions on the conduct of its business under the terms of the Merger Agreement.

Under the terms of the Merger Agreement, each of CaminoSoft and Shea has agreed to certain restrictions on the operations of their respective businesses prior to the consummation of the merger that are customary for transactions similar to the Merger. Each has agreed that it will limit the conduct of its business to those actions undertaken in the ordinary course of business. For further information, see the section entitled “PROPOSAL I - THE MERGER – Covenants Relating to Conduct of Business.” Because of these restrictions, each of CaminoSoft and Shea may be prevented from undertaking certain actions with respect to the conduct of its respective business prior to the consummation of the merger that it might otherwise have taken if not for the Merger Agreement.

The anticipated benefits of the acquisition may not be realized.

CaminoSoft and Shea entered into the Merger Agreement with the expectation that the merger will result in various benefits including, among other things, benefits relating to increased business synergies, higher revenues and profits as well as easier access to capital markets, and operating a more profitable public company. The Merger will present challenges to management, including the integration of the operations, properties and personnel of CaminoSoft and Shea. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including, but not limited to, whether CaminoSoft and Shea can integrate their respective operations in an efficient and effective manner, the reaction of existing or potential competitors to the transaction, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could materially impact CaminoSoft and Shea’s respective business, financial condition and operating results.

CaminoSoft may have difficulty integrating its and Shea’s businesses and may incur substantial costs in connection with the integration.

Achieving the anticipated benefits of the Merger will depend on the successful integration of CaminoSoft and Shea’s services, operations, personnel, technology and facilities in a timely and efficient manner. Although neither CaminoSoft nor Shea anticipates material difficulties in connection with such integration, the possibility exists that such difficulties could be experienced in connection with the merger. The time and expense associated with converting the businesses of CaminoSoft and Shea to a common platform may exceed the respective parties’ expectations and limit or delay the intended benefits of the transaction. To the extent any of these events occurs, the benefits of the transaction may be reduced.

CaminoSoft and Shea may have difficulty integrating their respective systems of internal control over financial reporting.

The failure to integrate CaminoSoft and Shea’s respective systems of internal control over financial reporting following the merger could affect adversely their ability to exercise effective internal control over financial reporting of the new combined entity. A failure to exercise effective internal control over financial reporting could result in a material misstatement in CaminoSoft’s annual or interim consolidated financial statements.

CaminoSoft depends on key personnel, and the loss of any of these key personnel because of uncertainty regarding the merger, either before or after the merger, could hurt the businesses of CaminoSoft after the merger.

CaminoSoft depends on the services of their key personnel. Current and prospective employees of CaminoSoft may, either before or after the Merger, experience uncertainty about their future roles with CaminoSoft after the Merger, which may affect the performance of such personnel adversely and the ability of each company to retain and attract key personnel. The loss of the services of one or more of these key employees or the inability of CaminoSoft to attract, train, and retain qualified employees could result in the loss of customers or otherwise inhibit the ability of CaminoSoft to integrate and grow the combined businesses effectively after the Merger.

If the conditions to the merger are not satisfied or waived, the Merger may not occur.

Specified conditions set forth in the Merger Agreement must be satisfied or waived to complete the Merger. If the conditions are not satisfied or waived, to the extent waiver is permitted by applicable law, the merger will not occur or will be delayed, and each of CaminoSoft and Shea may lose some or all of the intended benefits of the Merger.

The Merger Agreement limits the parties’ ability to pursue an alternative transaction proposal to the merger.

The Merger Agreement prohibits each of CaminoSoft, Shea and CC Merger Corp. from soliciting, initiating, encouraging or facilitating certain alternative transaction proposals with any third party until the earlier of the termination of the Merger Agreement or the closing of the Merger. These provisions limit CaminoSoft and Shea’s ability to pursue offers from third parties that could result in greater value to their respective shareholders relative to the terms and conditions of the Merger. For further information regarding these limitations, see the section entitled “PROPOSAL I -THE MERGER - The Merger Agreement - Covenants.”

RISK FACTORS RELATING TO THE CAMINOSOFT COMMON STOCK

The so-called “penny stock rule” could make it cumbersome for brokers and dealers to trade in our common stock, making the market for our common stock less liquid which could cause the price of our stock to decline.

Trading of our common stock on the OTCBB may be subject to certain provisions of the Securities Exchange Act of 1934, as amended commonly referred to as the “penny stock” rule. A penny stock is generally defined to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. If our stock is deemed to be a penny stock, trading in our stock will be subject to additional sales practice requirements on broker-dealers. These may require a broker-dealer to:

•	make a special suitability determination for purchasers of our shares

•	receive the purchaser's written consent to the transaction prior to the purchase; and/or

•	deliver to a prospective purchaser of our stock, prior to the first transaction, a risk disclosure document relating to the penny stock market.

Consequently, penny stock rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock. Also, prospective investors may not want to get involved with the additional administrative requirements, which may have a material adverse effect on the trading of our shares.

The sale of shares by the selling shareholders as contemplated by this prospectus may encourage our other shareholders to sell their stock and have an adverse impact on the market price of our common stock.

The resale by the selling shareholders of our common stock as contemplated by this prospectus will increase the number of our publicly traded shares, which could depress the market price of our common stock. Moreover, the mere prospect of resales by the selling shareholders as contemplated by this prospectus could depress the market price for our common stock. The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

Our common stock has experienced in the past, and is expected to experience in the future, significant price and volume volatility, which substantially increases the risk that you may not be able to sell your shares at or above the price that you paid for the shares.

The historical trading of our common stock is not necessarily an indicator of how it will trade in the future and our trading price as of the date of this proxy statement-prospectus is not necessarily an indicator of what the trading price of our common stock might be in the future. Because of the limited trading market for our common stock, and because of the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so. The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our common stock may suffer greater declines because of its price volatility.

The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay. Certain factors, some of which are beyond our control, that may cause our share price to fluctuate significantly include, but are not limited to, the following:

•	announcement by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in market valuations of similar companies;

•	variations in our quarterly operating results;

•	inability to complete or integrate an acquisition;

•	additions or departures of key personnel; and

•	fluctuations in stock market price and volume.

Additionally, in recent years the stock market in general, and the Over-the-Counter Bulletin Board and technology stocks in particular, have experienced extreme price and volume fluctuations. In some cases, these fluctuations are unrelated or disproportionate to the operating performance of the underlying company. These market and industry factors may materially and adversely affect our stock price, regardless of our operating performance. In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies' common stock. If we become involved in this type of litigation in the future, it could result in substantial costs and diversion of management attention and resources, which could have a further negative effect on your investment in our stock.

RISK FACTORS RELATING TO CAMINOSOFT’S BUSINESS

We have yet to establish any history of profitable operations.

 We have yet to establish any history of profitable operations. We have incurred annual operating losses of $1,943,716 and $507,708, for fiscal years 2004 and 2005, respectively. During the year ended September 30, 2006, we incurred an operating loss of $1,072,383, and have incurred an operating loss of $158,599 for the nine months ended June 30, 2007. As a result, at June 30, 2007, we had an accumulated deficit of $21,947,197. Our revenues have not been sufficient to sustain our operations. Our profitability will require the successful commercialization of products, solutions and services. No assurances can be given as to if or when this will occur or that we will ever be profitable.

 Our future operating results are unpredictable.

Our operating results will depend on the enhancement of our existing products and the ability to market and sell the products. Any future success that we may achieve will depend upon many factors including factors which may be beyond our control or which cannot be predicted at this time. Uncertainties and factors which could cause actual results or events to differ materially from those set forth or implied include:

•	Inability to acquire new customers;

•	Inability to complete successful implementation of our software;

•	Inability to provide applications in a manner that is scalable;

•	Inability to offer new services that complement our existing offerings; or

•	Inability to increase awareness of our brand.

If we are unable to adapt our products to rapidly changing technology, our reputation and our ability to grow our revenues could be harmed.

The markets we serve are characterized by rapidly changing technology, evolving industry standards, emerging competition and the frequent introduction of new software. There is no assurance that we will be able to enhance existing products or develop new products that meet changing customer needs in a timely and cost-effective manner. Prolonged delays resulting from our efforts to adapt to rapid technological change, even if ultimately successful, could harm our reputation within our industry and our ability to grow our revenues.

We face significant competition from other providers of computer software.

Our competitors in the storage systems market consists of a small group of leading vendors, such as EMC, HP, IBM, Hitachi Data Systems, and Network Appliance, and a cadre of hardware and software companies who OEM, remarket, or aggregate storage products from third parties. Our products compete in the data management and high availability software segments. The cost barriers for entry into these markets are relatively low, which means our competitors range from small companies with limited resources to large, more established companies with substantial resources. However, among all of these competitors (and in some cases technology partners), we believe none offer a cross-platform Windows/NetWare solution to round out their Information Lifecycle Management (“ILM”) solution suites. Some competitors, regardless of size, have substantially greater financial, technical, marketing, distribution, personnel and other resources. It is possible that we may not have the resources to effectively compete with these companies.

Our earnings are dependent upon acceptance of our products and our ability to increase demand for data storage and management software products.

Our ability to generate profits depends primarily upon market acceptance of our data storage and management software products and the continued upgrade and sale of our high availability software products. Our products may not be successfully marketed or achieve customer acceptance, and we may be unable to increase demand for our products. Our strategy to increase our customer base includes investment in programs designed to heighten consumer awareness of our products and services. If we do not successfully develop new products that keep pace with technology, our competitive position will be weakened.

The market for our products is new and emerging, and is characterized by rapid technological advances, changing customer needs and evolving industry standards.

We may not be successful in developing and marketing, on a timely and cost-effective basis, enhancements to our software products or new products, which respond to technological advances and satisfy increasingly sophisticated customer needs. Our ability to meet our customers’ needs and evolving industry standards will depend on our:

•	Ability to timely develop new software products that keep pace with developments in technology;

•	Ability to meet evolving customer requirements which are often changing;

•	Success at enhancing our current product offerings; and

•	Delivering those products through appropriate distribution channels.

If we fail to introduce new products or if new industry standards emerge that we do not anticipate or adapt to, our software products could be rendered obsolete and our competitive position will be weakened.

Our business will suffer if our software development is delayed.

Any failure to release new products and upgrades on time may result in:

•	customer dissatisfaction;

•	cancellation of orders;

•	negative publicity;

•	loss of revenue; and

•	slower market acceptance.

Our performance is substantially dependent on the continued services and the performance of our senior management and other key personnel.

Our performance is substantially dependent on the continued services and the performance of our senior management and other key personnel. Our performance also depends on our ability to retain and motivate our other officers and key employees. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, prospects, financial condition, and results of operations. Our future success also depends on our ability to identify, attract, hire, train, retain, and motivate other highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense, and there can be no assurance that we can attract and retain the necessary technical, managerial and marketing personnel and this could have a material adverse effect on our business, prospects, financial condition and results of operations.

We could incur substantial costs defending our intellectual property from claims of infringement.

The software industry is characterized by frequent litigation regarding copyright, patent, trademark and other intellectual property rights. We may be subject to future litigation based on claims that our own intellectual property rights are invalid. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products overlaps. Claims of infringement could require us to re-engineer or rename our products or seek to obtain licenses from third parties in order to continue offering our products. These claims could also result in significant expense to us and the diversion of our management and technical resources, even if we ultimately prevail. Licensing or royalty agreements, if required, may not be available on terms acceptable to us or at all.

We may face interruption of production and services due to increased security measures in response to terrorism.

Our business depends on the free flow of products and services through the channels of commerce. Recently, in response to terrorists’ activities and threats aimed at the United States, transportation, mail, financial and other services have been slowed or stopped altogether. Further delays or stoppages in transportation, mail, financial or other services could have a material adverse effect on our business, results of operations and financial condition. Furthermore, we may experience an increase in operating costs, such as costs for transportation, insurance and security as a result of the activities and potential activities. We may also experience delays in receiving payments from payers that have been affected by the terrorist activities and potential activities. The U.S. economy in general is being adversely affected by the terrorist activities and potential activities and any economic downturn could adversely impact our results of operations, impair our ability to raise capital or otherwise adversely affect our ability to grow our business.

RISK FACTORS RELATING TO SHEA’S BUSINESS

Shea has a limited operating history as a public company that makes it impossible to reliably predict future growth.

Since the beginning of 2007, Shea has entered into acquisition or merger agreements with certain entities, including a merger with Information Intellect, Inc. occurred on March 2, 2007, and Shea’s acquisitions of Bravera, Inc. and Riptide Software, Inc. occurred in June 2007. The acquired entities are private companies and their management is new to the requirements of a public company.   Following the merger, the management team of Shea is responsible for the operations of and the reporting of the combined company.  The requirements of operating the newly combined company in a public environment are new to this management team and the employees as a whole.  This may require Shea to obtain outside assistance from legal, accounting, investor relations, or other professionals that could be more costly than planned.  Shea may also be required to hire additional staff to comply with additional SEC reporting requirements and compliance under the Sarbanes-Oxley Act of 2002 not previously required of Information Intellect as a private company prior to its merger with Shea.  Shea’s failure to comply with reporting requirements and other provisions of securities laws could negatively affect Shea’s stock price and adversely affect Shea’s results of operations, cash flow and financial condition.

Operating as a small public company also requires Shea to make projections about future operating results and to provide forecast guidance to the public markets.  Shea has limited experience as a management team in the combined company with dealing with the public markets and as a result Shea’s projections may not be made timely or set at expected performance levels and could materially affect the price of Shea’s stock.  Any failure to meet published projections that adversely affect Shea’s stock price could result in losses to investors, shareholder lawsuits or other litigation, sanctions or restrictions issued by the SEC or the stock market upon which the combined company’s stock is traded.

While Shea believe that Shea currently have adequate internal control over financial reporting, Shea is exposed to risks from recent legislation requiring companies to evaluate internal control over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires Shea’s management to report on, and for the year ending December 31, 2008 our independent registered public accounting firm will be required to attest to, the effectiveness of Shea’s internal control over financial reporting. Shea must establish an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. Shea expects that the cost of this program will require Shea to incur significant expenses and to devote resources to Section 404 compliance on an ongoing basis.

Shea is a newly formed public company and recently acquired three private companies that must be combined and integrated under a system of internal control sufficient to provide effective financial reporting.  Shea is implementing new accounting, forecasting and payroll systems to integrate the companies however until these systems have been implemented and the internal control processes fully defined it may be difficult to assess the effectiveness of internal controls over financial reporting.  It is difficult for Shea to predict how long it will take to complete the assessment of the effectiveness of Shea’s internal control over financial reporting for each year and to remediate any deficiencies in Shea’s internal control over financial reporting. As a result, Shea may not be able to complete the assessment and remediation process on a timely basis. In the event that Shea’s Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determine that Shea’s internal control over financial reporting is not effective as defined under Section 404, Shea cannot predict how regulators will react or how the market prices of our shares will be affected.

Shea cannot be certain that its internal control over financial reporting will be effective or sufficient in the future.

Shea’s ability to manage its operations and growth requires Shea to maintain effective operations, compliance and management controls, as well as Shea’s internal control over financial reporting. Shea may not be able to implement necessary improvements to its internal control over financial reporting in an efficient and timely manner and may discover deficiencies and weaknesses in existing systems and controls, especially when such systems and controls are tested by an increased rate of growth or the impact of acquisitions. In addition, upgrades or enhancements to Shea’s computer systems could cause internal control weaknesses.

It may be difficult to design and implement effective internal control over financial reporting for combined operations as Shea integrates acquired businesses in the future. In addition, differences in existing controls of acquired businesses may result in weaknesses that require remediation when internal controls over financial reporting are combined.

If Shea fails to maintain an effective system of internal control or if management or Shea’s independent registered public accounting firm were to discover material weaknesses in Shea’s internal control systems Shea may be unable to produce reliable financial reports or prevent fraud. If Shea is unable to assert that its internal control over financial reporting is effective at any time in the future, or if Shea’s independent registered public accounting firm is unable to attest to the effectiveness of Shea’s internal controls, is unable to deliver a report at all or can deliver only a qualified report, Shea could be subject to regulatory enforcement and may lose investor confidence in Shea’s ability to operate in compliance with existing internal control rules and regulations, either of which could result in a decline in Shea’s stock price.

Shea is dependent on the utility industry, which has experienced volatility in capital spending.

Prior to the acquisition of Riptide and Bravera in July 2007, Shea derived the majority of its revenues from sales of products and services to the utility industry. Purchases of Shea’s products may be deferred as a result of many factors including mergers and acquisitions, regulatory decisions, weather conditions, rising interest rates, utility specific financial situations and general economic downturns. In the future, Shea may experience variability in operating results, on both an annual and a quarterly basis, as a result of these factors.

Utility industry sales cycles can be lengthy and unpredictable.

Sales cycles with customers in the utility industry are generally long and unpredictable due to political influences, customers’ budgeting, purchasing, and regulatory processes that can take longer that expected to complete. Shea’s utility customers typically issue requests for quotes and proposals, establish evaluation committees, review different technical options with vendors, analyze performance and cost/benefit justifications and perform a regulatory review, in addition to applying the normal budget approval process within a utility.   Delays in completing these processes can cause delays in purchasing and variability to Shea’s financial projections and could adversely affect results of operations.

Shea faces competitive pressures from a variety of companies in the markets it serves.

Shea is a small company in a highly competitive market.  Some of Shea’s present and potential competitors have, or may have, substantially greater financial, marketing, technical or manufacturing resources, and in some cases, greater name recognition and experience than Shea has. Some competitors may enter markets Shea serves and sell products at low prices in order to obtain market share. Shea’s competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the development, promotion and sale of their products and services than Shea can. Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that enhance their ability to address the needs of its prospective customers. It is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share.  Other companies may also produce products that are equal or superior to Shea’s products, which could reduce its market share, reduce its overall sales and require Shea to invest additional funds in new technology development. If Shea cannot compete successfully against current or future competitors, this will have a material adverse effect on its business, financial condition, results of operations and cash flow.

Shea’s financial forecasts may not be achieved, including due to the unpredictability of customer buying patterns, which could make our stock price more volatile.

Shea does not maintain significant levels of backlog. Revenue in any year or quarter is dependent, in significant part, on contracts entered into or orders booked and shipped in that period.  The risk of quarterly fluctuations in operation results is increased by the fact that a significant portion of Shea’s quarterly net revenue has historically been generated during the last month of each fiscal quarter.  Many customers negotiate contracts near the end of each quarter. Due to these end-of-period buying patterns, forecasts may not be achieved, either because expected sales are delayed or do not occur or because they occur at lower prices or on terms that are less favorable to Shea.

In addition, fluctuations may be caused by a number of other factors, including:

•	the timing and volume of customer orders and customer cancellations;

•	a change in Shea’s revenue mix of products and services and a resulting change in the gross margins;

•	the timing and amount of Shea’s expenses;

•	the introduction of competitive products by existing or new competitors;

•	reduced demand for any given product;

•	quarterly seasonality of customer buying patterns due to budget cycles, holidays and vacation patterns; and

•	the market’s transition to new technologies.

Due to these factors, forecasts may not be achieved, either because expected revenues do not occur or because they occur at lower prices, at later times, or on terms that are less favorable to Shea. In addition, these factors increase the chances that Shea’s results could diverge from the expectations of investors and analysts. If so, the market price of Shea’s stock would likely decrease and may result in shareholder lawsuits.

Shea faces risks associated with governmental contracting.

Shea’s customers include small municipalities, utility co-operatives and utility companies.  These customers are subject to budget cycles often dictated by law or the legislation of the local government agency. Government agencies present Shea with processes that are unique to these organizations including procurement, budgetary constraints and cycles, contract modifications and cancellations, and government audits.

Contracting with public sector customers is highly competitive and can be expensive and time-consuming, often requiring that Shea incurs significant upfront time and expense without any assurance that it will win a contract. Public sector customers may also change the way they procure new contracts and may adopt new rules or regulations governing contract procurement, including required competitive bidding or use of “open source” products, where available. Demand and payment for Shea’s products and services are impacted by public sector budgetary cycles and funding availability, with funding reductions or delays adversely impacting public sector demand for Shea’s products and services.

Public sector customers often have contractual or other legal rights to terminate current contracts for convenience or due to a default. If a contract is cancelled for convenience, which can occur if the customer’s product needs change, Shea may only be able to collect for products and services delivered prior to termination. If a contract is cancelled because of default, Shea may only be able to collect for products and services delivered, and it may be forced to pay any costs incurred by the customer for procuring alternative products and services.

Government agencies routinely investigate and audit government contractors’ administrative processes. They may audit Shea’s performance and pricing and review Shea’s compliance with applicable rules and regulations. If they find that Shea has improperly allocated costs, they may require Shea to refund those costs or may refuse to pay Shea for outstanding balances related to the improper allocation. An unfavorable audit could result in a reduction of revenue, and may result in civil or criminal liability if the audit uncovers improper or illegal activities.

Shea needs to manage growth in operations to maximize its potential growth and achieve its expected revenues and Shea’s failure to manage growth will cause a disruption of its operations resulting in the failure to generate revenue.

In order to maximize potential growth in Shea’s current and potential markets, Shea believes that it must expand its manufacturing, sales and marketing operations.  This expansion will place a significant strain on Shea’s management team and its operational, accounting, and information systems. Shea expects that it will need to continue to improve its financial controls, operating procedures, and management information systems. Shea will also need to effectively hire, train, motivate, and manage its employees. Shea’s failure to properly manage its growth could disrupt its operations and ultimately prevent it from generating the revenues it expects.

Shea cannot assure you that its organic growth strategy will be successful which may result in a negative impact on Shea’s growth, financial condition, results of operations and cash flow.

One of Shea’s strategies is to grow organically through increasing the distribution and sales of its products to utilities and municipalities within the United States that have a need to automate their data collection and reporting processes.   Shea’s primary targeted customer is the small to medium utility company or municipality.  There are many obstacles to entering such new markets, including, but not limited to, government budget cycles, appropriation of funds, the political climate within the local government agencies and the capital resources available to the local utility company.  These factors may lengthen sales cycles and delay revenue to future periods or not at all.  Longer sales cycles allow competitors that could have greater capital resources available to them to penetrate our targeted markets and limit Shea’s ability to grow revenue as planned. Shea cannot, therefore, assure you that it will be able to successfully overcome such obstacles and establish its products in any additional markets. Shea’s inability to implement this organic growth strategy successfully may have a negative impact on its growth, future financial condition, and results of operations or cash flows.

Shea cannot assure you that its acquisition growth strategy will be successful resulting in its failure to meet growth and revenue expectations.

In addition to Shea’s organic growth strategy, Shea also expects to grow through strategic acquisitions. Shea intends to pursue opportunities to acquire businesses within its industry and that are complementary or related to current product lines or in businesses that are similarly structured to it. Shea may not be able to locate suitable acquisition candidates at prices that it considers appropriate or to finance acquisitions on terms that are satisfactory to it. If Shea does identify an appropriate acquisition candidate, it may not be able to negotiate successfully the terms of an acquisition, or, if the acquisition occurs, integrate the acquired business into its existing business.

Acquisitions of businesses or other material operations may require debt financing or additional equity financing, resulting in leverage or dilution of ownership.  Integration of acquired business operations could disrupt Shea’s business by diverting management away from day-to-day operations.  The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. Shea also may not be able to maintain key employees or customers of an acquired business or realize cost efficiencies or synergies or other benefits it anticipated when selecting its acquisition candidates.  In addition, Shea may need to record write-downs from future impairments of intangible assets, which could reduce its future reported earnings. At times, acquisition candidates may have liabilities or adverse operating issues that Shea fails to discover through due diligence prior to the acquisition. There can be no assurance that any given proposed acquisition will be able to successfully obtain governmental approvals, which are necessary to consummate such acquisitions, to the extent required. If Shea’s acquisition strategy is unsuccessful, it will not grow our operations and revenues at the rate that we anticipate.

If Shea is not able to implement our strategies in achieving its business objectives, its business operations and financial performance may be adversely affected.

Shea’s business plan is based on circumstances currently prevailing and the bases and assumptions that certain circumstances will or will not occur, as well as the inherent risks and uncertainties involved in various stages of development, including our transition to a business process management company through a strategy of acquiring companies, products and or lines of business in the business process management space. However, there is no assurance that Shea will be successful in implementing its strategies or that its strategies, even if implemented, will lead to the successful achievement of Shea’s objectives. If Shea is not able to successfully implement its strategies, its business operations and financial performance may be adversely affected.

If Shea needs additional capital to fund its growing operations, Shea may not be able to obtain sufficient capital and may be forced to limit the scope of its operations.

In connection with Shea’s growth strategies, it may experience increased capital needs and accordingly, Shea may not have sufficient capital to fund its future operations without additional capital investments. Shea’s capital needs will depend on numerous factors, including (i) its profitability; (ii) the release of competitive products by its competition; (iii) the level of its investment in research and development; and (iv) the amount of its capital expenditures, including acquisitions. Shea cannot assure you that it will be able to obtain capital in the future to meet its needs.

If Shea cannot obtain additional funding, it may be required to: (i) limit its investments in research and development; (ii) limit its marketing efforts; and (iii) decrease or eliminate capital expenditures.  Such reductions could materially adversely affect our business and its ability to compete.

Even if Shea does find a source of additional capital, it may not be able to negotiate terms and conditions for receiving the additional capital that are acceptable to Shea.  Any future capital investments could dilute or otherwise materially and adversely affect the holdings or rights of Shea’s existing shareholders. In addition, new equity or convertible debt securities issued by Shea to obtain financing could have rights, preferences and privileges senior to its common stock. Shea cannot give you any assurance that any additional financing will be available to it, or if available, will be on terms favorable to Shea.

Shea depends on its ability to develop and release new products from development in a timely and consistent manner.

Shea’s radio-based MeterMesh hardware products have only recently been released from development available for sale.  Shea’s MeterMesh software products require additional and continuing development to remain competitive with newer technologies and competitive products.  Information Intellect has made, and as the combined company following the acquisitions of Bravera and Riptide, Shea expects to continue to make, substantial investments in technology development. Shea’s future success will depend, in part, on its ability to continue to design and manufacture new competitive products and to enhance and sustain its existing products. This product development will require continued investment in order to maintain and grow Shea’s market position. Shea may experience unforeseen problems in the development or performance of its technologies or products. In addition, Shea may not meet its product development schedules. Finally, Shea may not achieve market acceptance of its new products and solutions.  These factors could materially affect Shea’s ability to forecast operations and negatively affect its stock price, results of operations, cash flow and financial condition.

Shea’s Information Intellect subsidiary is affected by availability and regulation of the radio spectrum.

Shea’s radio-based products use the radio spectrum and in the United States are subject to regulation by the FCC. Licenses for radio frequencies must be obtained and periodically renewed. Licenses granted to Shea or its customers may not be renewed on acceptable terms, if at all. The FCC may adopt changes to the rules for Shea’s licensed and unlicensed frequency bands that are incompatible with its business. In the past, the FCC has adopted changes to the requirements for equipment using radio spectrum, and it is possible that the FCC or Congress will adopt additional changes.

Shea has committed, and will continue to commit, significant resources to the development of products that use particular radio frequencies. Action by the FCC could require modifications to Shea’s products. The inability to modify Shea’s products to meet such requirements, the possible delays in completing such modifications and the cost of such modifications all could have a material adverse effect on Shea’s future financial condition and results of operations.

Shea’s radio-based products currently employ both licensed and unlicensed radio frequencies. There must be sufficient radio spectrum allocated by the FCC for our intended uses. As to the licensed frequencies, there is some risk that there may be insufficient available frequencies in some markets to sustain Shea’s planned operations. The unlicensed frequencies are available for a wide variety of uses and are not entitled to protection from interference by other users. The unlicensed frequencies are also often the subject of proposals to the FCC requesting a change in the rules under which such frequencies may be used. If the unlicensed frequencies become unacceptably crowded, restrictive or subject to changed rules governing their use, and no additional frequencies are allocated, our business could be materially adversely affected.

Shea may face liability associated with the use of products for which patent ownership or other intellectual property rights are claimed.

Shea may be subject to claims or inquiries’ regarding alleged unauthorized use of a third party’s intellectual property. An adverse outcome in any intellectual property litigation could subject Shea to significant liabilities to third parties, require it to license technology or other intellectual property rights from others, require it to comply with injunctions to cease marketing or using certain products or brands, or require it to redesign, re-engineer, or re-brand our products or packaging, any of which could adversely affect Shea’s business, financial condition and results of operations. If Shea is required to seek licenses under patents or other intellectual property rights of others, it may not be able to acquire these licenses on acceptable terms, if at all. In addition, the cost of responding to an intellectual property infringement claim is expensive, in terms of legal fees, expenses and the diversion of management resources, whether or not the claim is valid, and therefore could have a material adverse effect on our business, financial condition and results of operations.

If Shea’s products infringe the intellectual property rights of others, Shea may be required to indemnify its customers for any damages they suffer. Shea generally indemnifies its customers with respect to infringement by its products of the proprietary rights of third parties. Third parties my assert infringement claims against Shea’s customers. These claims may require Shea to initiate or defend protracted and costly litigation on behalf of its customers, regardless of the merits of these claims. If any of these claims succeed, Shea may be forced to pay damages on behalf of its customers or may be required to obtain licenses for the products they use. If Shea cannot obtain all necessary licenses on commercially reasonable terms, its customers may be forced to stop using Shea’s products.

Shea may be unable to adequately protect its intellectual property.

While Shea believes that its patent pending technologies and other intellectual property have significant value, it is uncertain that Shea’s intellectual property, or any intellectual property acquired or developed by Shea in the future, will provide meaningful competitive advantages. There can be no assurance that Shea’s pending applications will be approved, not be challenged, invalidated or circumvented by competitors or that rights granted thereunder will provide meaningful proprietary protection. Moreover, competitors may infringe Shea’s patents or successfully avoid them through design innovation. To combat infringement or unauthorized use, Shea may need to commence litigation, which can be expensive, time-consuming and divert management attention from successfully operating the business. In addition, in an infringement proceeding a court may decide that a patent or other intellectual property right of Shea’s is not valid or is unenforceable, or may refuse to stop the other party from using the technology or other intellectual property right at issue on the grounds that it is non-infringing. Policing unauthorized use of Shea’s intellectual property is difficult and expensive, and Shea cannot provide assurance that it will be able to, or have the resources to, prevent misappropriation of its proprietary rights, particularly in countries where the laws may not protect such rights as fully as do the laws of the United States.

Shea depends upon third party sources for development services.

Shea depends on a third party located in India and the United States to provide development services and delivery in the second quarter of 2007 of a key portion of its radio-based products.  The loss of this third party development provider would require Shea to find an alternative programming services provider or to employ software programmers to complete the development of this key portion of the product, causing delays in the product release.  Any delays in the product release would cause delays in obtaining and delivering product orders, and delays the resulting recognition of revenue as well as an increase in costs and expenses.  In addition, Shea’s relationship with this service provider has been excellent but Shea cannot assure you that it will be successful in maintaining our relationships with this third party resource or that Shea could replace this third party service provider in a timely manner or at similar contract terms and costs.

Shea may face warranty exposure that exceeds its recorded liability.

In the future, as Shea begins to sell its radio-based products it may be required provide product warranties for varying lengths of time. In anticipation of warranty expenses, Shea will establish allowances for the estimated liability associated with product warranties and product-failure related costs.  However, these warranty and related product-failure allowances may be inadequate due to undetected product defects, unanticipated component failures, as well as changes in various estimates for material, labor and other costs Shea may incur to replace projected product failures.

Shea’s software may have defects and errors that could lead to a loss of revenues or product liability claims.

Shea’s software products use complex development technologies and may contain defects or errors, especially when first introduced or when new versions or enhancements are released. Despite quality control testing, Shea may not detect errors in our new products or product enhancements until after it has commenced commercial shipments. If defects and errors are discovered after commercial release of either new versions or enhancements of Shea’s products:

•	potential customers may delay purchases;

•	customers may react negatively, which could reduce future sales;

•	Shea’s reputation in the marketplace may be damaged;

•	Shea may have to defend product liability claims;

•	Shea may be required to indemnify its customers, distributors, original equipment manufacturers or others;

•	Shea may incur additional service and warranty costs; and

•	Shea may have to divert additional development resources to correct the defects and errors, which may result in the delay of new product releases or upgrades.

If any or all of the foregoing occur, Shea may lose revenues, incur higher operating expenses and lose market share, any of which could severely harm its financial condition and operating results.

Shea’s key manufacturing facilities are concentrated.

A substantial portion of Shea’s revenue is planned to come from our radio-based products, which Shea manufactures in our Ft. Worth, Texas facility. In the event of a significant interruption in production at Shea’s sole manufacturing facility, considerable time and effort could be required to establish alternative production lines, which would have a material adverse effect on its business, financial condition and results of operation. Shea does not yet have a written disaster recovery plan to provide for continuation of production in the event of a disaster.  Shea has insurance to cover the loss of property in the event of a disaster but an inability or delay in finding alternative manufacturing capabilities following a fire, tornado or other disaster would cause delivery delays to customers and would have a material adverse effect on Shea’s results of operations, cash flow and financial condition.

Shea is subject to regulatory compliance.

Shea is subject to various governmental regulations including those related to occupational safety and health, labor and wage practices and regulations regarding the performance of certain engineering services. Failure to comply with current or future regulations could result in the imposition of substantial fines, suspension of production, alteration of our production processes, cessation of operations or other actions, which could materially and adversely affect Shea’s business, financial condition and results of operations.

Shea may incur liabilities arising from the use of hazardous materials.

Shea’s business and its facilities are subject to a number of federal, state and local laws, regulations and ordinances governing, among other things, the storage, discharge, handling, emission, generation, manufacture, disposal, remediation of, or exposure to toxic or other hazardous substances and certain waste products. Many of these environmental laws and regulations subject current or previous owners or operators of land to liability for the costs of investigation, removal or remediation of hazardous materials. In addition, these laws and regulations typically impose liability regardless of whether the owner or operator knew of, or were responsible for, the presence of any hazardous materials and regardless of whether the actions that led to the presence were conducted in compliance with the law. In the ordinary course of Shea’s business, like that of other companies engaged in similar businesses, Shea uses metals, solvents and similar materials, which are stored on site. The waste created by the use of these materials is transported off site on a regular basis by unaffiliated waste haulers. Many environmental laws and regulations require generators of waste to take remedial actions at the off site disposal location even if the disposal was conducted in compliance with the law. The requirements of these laws and regulations are complex, change frequently and could become more stringent in the future. Failure to comply with current or future environmental regulations could result in the imposition of substantial fines, suspension of production, alteration of our production processes, cessation of operations or other actions, which could materially and adversely affect Shea’s business, financial condition and results of operations. There can be no assurance that a claim, investigation or liability will not arise with respect to these activities, or that the cost of complying with governmental regulations in the future, will not have a material adverse effect on Shea.

Shea has a history of net losses and may need or decide to seek additional financing to fund operations.

Shea has experienced operating losses in the first six months of 2007 and during the years ended December 31, 2006 and 2005 and as a growing technology business it continues to require new investment from existing and new sources of capital. Shea has access to sources of additional funds and during July 2007 raised approximately $12 million to fund the acquisitions of Bravera, Inc. and Riptide Software, Inc.  Funds from new financings and the combined cash flows from Information Intellect and the newly acquired businesses is expected to provide sufficient cash balances to fund operations.  However there can be no assurance that due to continued operating losses or other factors outside of Shea’s control that Shea will continue to have access to sufficient capital resources to continue operations or to execute its strategy to acquire other companies.

Shea’s operating results may be adversely affected by the uncertain geopolitical environment and unfavorable factors affecting economic and market conditions.

Adverse factors affecting economic conditions worldwide have contributed to a general slowdown in information technology and software spending and may continue to adversely impact Shea’s business, resulting in:

•	Reduced demand for Shea’s products as a result of a decrease in technology spending by its customers and potential customers;

•	Increased price competition for Shea’s products; and

•	Higher overhead costs as a percentage of revenues.

Terrorist and military actions may continue to put pressure on economic conditions. Utility companies, one of Shea’s targeted markets are considered a prime target for a terrorist attack.  If such an attack should occur or if the economic and market conditions in the United States deteriorate as a result of a terrorist attack, Shea may experience a material adverse impact on our business, operating results, and financial condition as a consequence of the above factors or otherwise.

Economic conditions and conditions affecting the utility industry in particular may have a negative impact on Shea’s revenues and margins.

The market for Shea’s products depends on various economic conditions including those affecting the utility industry as a whole and specifically the small to medium size electric, water and as utility companies and co-operatives and the municipalities they serve. Any slowdown in spending or tightening of utility company and government budgets may cause potential customers to delay or cancel projects, or reduce or cancel orders for Shea’s products. Further, if economic conditions deteriorate, customers may experience financial difficulty, cancel projects or fail to budget for the purchase of Shea’s products. This, in turn, may lead to longer sales cycles, price pressures and collection issues, causing us to realize lower revenues and margins. In addition, many parts of the world are experiencing economic instability, and Shea cannot predict how these conditions may affect its customers or business.

Stockholders may experience significant dilution if future equity offerings are used to fund operations or acquire complementary businesses.

Shea expects that future operations and acquisitions may be financed through the issuance of equity securities and stockholders could experience significant dilution.  The equity and debt financing completed in July 2007 was dilutive to Shea’s existing shareholders. In addition, securities issued in connection with future financing activities or potential acquisitions may have rights and preferences senior to the rights and preferences of Shea’s common stock.  Shea has established an incentive stock award plan for management and employees and it expects to grant options to purchase shares of Shea common stock to Shea’s management, directors, employees and consultants and Shea will grant additional options in the future.   The issuance of shares of Shea common stock upon the exercise of these options may result in dilution to Shea’s stockholders.

Shea may have difficulty defending its intellectual property rights from infringement resulting in lawsuits requiring Shea to devote financial and management resources that would have a negative impact on its operating results.

Shea regards its service marks, trademarks, trade secrets, patents and similar intellectual property as critical to its success. Shea relies on trademark, patent and trade secret law, as well as confidentiality and license agreements with certain of its employees, customers and others to protect its proprietary rights. No assurance can be given that Shea’s patents and licenses will not be challenged, invalidated, infringed or circumvented, or that Shea’s intellectual property rights will provide competitive advantages to it.

If Shea loses the services of any of its key personnel, including its chief executive officer or its directors, its business may suffer.

Shea is dependent on its key officers, including its Chairman and Chief Executive Officer, Vice Chairman and President, its directors, and key employees in Shea’s technology, finance, sales and marketing operations. Shea’s business could be negatively impacted if it were to lose the services of one or more of these persons.

Shea’s executive officers, board of directors and key employees are crucial to its business, and Shea may not be able to recruit, integrate and retain the personnel it needs to succeed.

Shea’s success depends upon a number of key management, sales, technical and other critical personnel, including its executive officers, the Board of Directors and key employees. The loss of the services of any key personnel, or Shea’s inability to attract, integrate and retain highly skilled technical, management, sales and marketing personnel could result in significant disruption to its operations, including the timeliness of new product introductions, success of product development and sales efforts, quality of customer service, and successful completion of our initiatives, including growth plans and the results of its operations.  Any failure by Shea to find suitable replacements for its key senior management may be disruptive to its operations. Competition for such personnel in the technology industries is intense, and Shea may be unable to attract, integrate and retain such personnel successfully.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

CaminoSoft

Shares of CaminoSoft common stock are traded on the OTC Bulletin Board® (the “OTCBB”) under the symbol “CMSF”.  On _____, 2007, the last practicable trading date before the printing of this proxy statement-prospectus, the closing share price of CaminoSoft common stock was $___. On September 4, 2007, the last trading day prior to the public announcement of the Merger, the last sale price of our common stock as reported on the OTCBB was $0.13 per share.

The following table below sets forth for each quarterly period within the previous two fiscal years and each of the quarters since the end of the last fiscal year the high and low closing prices of the CaminoSoft Common Stock as reported on the OTCBB and at www.OTCBB.com. The prices reflect inter-dealer prices without retail mark-ups, mark-downs or commission and may not represent actual transactions.

	Common Stock Sales Prices
	High	Low
Fiscal Year Ended September 30, 2005
Quarter ended December 31	$0.85	$0.35
Quarter ended March 31	$0.75	$0.42
Quarter ended June 30	$0.68	$0.35
Quarter ended September 30	$1.90	$0.55
Fiscal Year Ended September 30, 2006
Quarter ended December 31	$1.40	$0.97
Quarter ended March 31	$1.14	$0.76
Quarter ended June 30	$0.78	$0.40
Quarter ended September 30	$0.40	$0.27
Fiscal Year Ended September 30, 2007
Quarter ended December 31	$0.45	$0.14
Quarter ended March 31	$0.46	$0.17
Quarter ended June 30	$0.21	$0.09
Quarter ended September 30	$0.14	$0.05

As of December 2003, CaminoSoft issued in a private placement 3,243,243 shares of common stock and 5-year warrants to purchase 3,243,243 shares with 50% of the warrants at an exercise price of $0.74 and 50% at an exercise price of $1.11 for $1,200,000. The funds will be used to support business expansion and operations.

During July 2004, CaminoSoft issued 5-year warrants to purchase 1,415,094 shares of common stock at $0.53 per share. The warrants were issued in conjunction with a $750,000 two-year loan. The loan matures on July 19, 2006 at which time the unpaid principal and all accrued and unpaid interest will become due and payable. The note calls for monthly interest payments of 7% of the outstanding principal balance beginning September 1, 2004.

During the year ended September 30, 2004, CaminoSoft issued 2,476,000 options to purchase CaminoSoft’s common stock at prices ranging from $0.41 to $0.63 per share to employees, consultants and directors under the year 2000 employee stock option plan.

During September 2004, CaminoSoft issued 340,136 shares of stock as commitment shares as part of an equity financing. The commitment shares are part of a common stock purchase agreement which will allow CaminoSoft to draw up to $6,000,000 through daily sales of its Common Stock. CaminoSoft has agreed to register 3,680,272 shares, which include the commitment shares to sell during a 30-month period.

During October 2005, CaminoSoft negotiated an extension of the two parts or the convertible debenture with a total principal balance of $1,750,000. Pursuant to a Renewal and Modification agreement dated October 28, 2005, the lender agreed to extend the maturity date of the two 6% Convertible Debentures dated November 27, 2002 in the aggregate principal amount of $1,750,000 to May 27, 2007. In consideration of such extension, CaminoSoft agreed to grant to the lender a five-year warrant to purchase 175,000 shares of Company Common Stock at an exercise price of $1.14 per share (subject to adjustment). The estimated value of the warrant ($166,093) was booked on CaminoSoft financial statements as debt discount and is being amortized over the term of the extension.

During February 2006, CaminoSoft issued to the Renaissance Capital Group managed funds an aggregate of 150,000 warrants to purchase CaminoSoft’s common stock at $0.86 per share in consideration of an agreement to extend the $750,000 loan payable maturity date for an additional 18 months. The new maturity date for the notes will be January 19, 2008. CaminoSoft will continue to pay 7% interest on a monthly basis based on the current outstanding principal balance of $750,000. The estimated value of the warrants of $77,663 was recorded on CaminoSoft’s financial statements as debt discount and will be amortized over the term of the extension.

All of the foregoing securities were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof and Regulation D promulgated thereunder. No commissions were paid.

As of _________, 2007, the record date, there were 132 holders of record of CaminoSoft’s common stock. To date, CaminoSoft has not declared or paid any cash dividends with respect to its Common Stock, and the current policy of the Board of Directors is to retain earnings, if any, to provide for the growth of CaminoSoft. Consequently, no cash dividends are expected to be paid on the Common Stock in the foreseeable future.

Shea Common Stock.

Shea’s common stock, par value $.001 per share, is listed for quotation on the OTCBB under the symbol SDLP; however, only a very limited active trading market has commenced. As of ______, 2007, there were __ holders of record of Shea common stock. On __, 2007, the latest practicable date before the mailing of this information statement, the last sale price of Shea common stock as reported on the OTCBB was $__ per share. On September 4, 2007, the last trading day prior to the public announcement of the Merger, the last sale price of Shea common stock as reported on the OTCBB was $1.05 per share. Shea has not declared any dividends to common shareholders, and it does not plan to declare any dividends to common shareholders in the foreseeable future.

EQUITY COMPENSATION PLANS

The 2007 Stock Option and Performance Awards Plan (the “Plan”) was adopted by the board of directors and approved by the stockholders of Shea in June 2007. The Plan authorizes the Board or a committee, which administers the plan, to grant stock options, stock appreciation rights, restricted stock and deferred stock awards to eligible officers, directors, employees and consultants. A total of 9,500,000 shares of common stock were reserved for issuance under the terms of the Plan. In the event of any sale of assets, merger, reorganization, consolidation, recapitalization, stock dividend or other change in corporate structure affecting the stock, the Board or committee may make an equitable substitution or adjustment in the aggregate number of shares reserved for issuance under the plan. Since the inception of the plan we have granted no awards under the Plan through October 31, 2007. Options outstanding under a prior stock option plan of Information Intellect and the plan were terminated upon completion of the merger with Shea on March 2, 2007.

The board of directors had also awarded the issuance of restricted stock for services performed to officers, directors, employees and consultants. These restricted stock awards were not covered under a plan approved by the stockholders. Since January 1, 2007, approximately 4,875,000 shares of Shea restricted common stock have been awarded to officers, directors, employees and consultants.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities available for future issuance under equity compensation plans [excluding securities reflected in column (a)]

Equity compensation plans approved by security holders	-(1)	-(1)	-(1)

(1)	No stock options or other equity awards have been awarded under the Shea Plan.

SELECTED HISTORICAL FINANCIAL DATA OF CAMINOSOFT

The following selected financial data of CaminoSoft as of and for each of the two fiscal years in the period ended September 30, 2006 have been derived from CaminoSoft’s audited historical financial statements for the years ended September 30, 2006 and 2005 and from the unaudited historical financial statements of and for the nine months ended June 30, 2006 and 2007. The data below is only a summary and should be read in conjunction with CaminoSoft’s financial statements and accompanying notes, incorporated by reference into this proxy statement prospectus (and which can be found in publicly available documents), as well as managements discussion and analysis of financial condition and results of operations included in this proxy statement prospectus.

CaminoSoft Corp.
Condensed Consolidated Statements of Operations

	For the		For the		For the
	Three Months Ended		Nine Months Ended		Year Ended
	June 30,		June 30,		September 30,
	(Unaudited)		(Unaudited)
	2007	2006	2007	2006	2005	2006
Net Sales	$694,561	$360,463	$1,734,045	$1,350,687	$2,637,201	$1,772,671
Cost of Sales	95,335	42,551	156,664	113,000	213,423	156,523

Gross Profit	599,226	317,912	1,577,381	1,237,687	2,423,778	1,616,148

Operating Expenses
Sales and administrative	481,897	577,128	1,441,244	1,619,021	2,438,708	2,183,558
Depreciation	3,571	4,881	11,971	16,340	18,948	20,930
Research & development	101,250	137,903	282,765	353,082	473,830	484,043

Total Operating Expneses	586,718	719,912	1,735,980	1,988,443	2,931,486	2,688,531

Income (Loss) from Operations	12,508	(402,000)	(158,599)	(750,756)	(507,708)	(1,072,383)

Other Income & Expense
Interest expense	(79,384)	(84,630)	(250,968)	(292,750)	(262,717)	(377,811)
Interest income	4	4	13	12	16	16
Write off of deferred financing costs					-	(262,075)

Total Other Expense	(79,380)	(84,626)	(250,955)	(292,738)	(262,701)	(639,870)

Net Loss	($66,872)	($486,626)	($409,554)	($1,043,494)	($770,409)	($1,712,253)

Net loss per share (basic and diluted):	-	($0.03)	($0.03)	($0.08)	($0.06)	($0.12)

Weighted average common shares
Outstanding (basic and diluted):	14,258,756	14,252,089	14,258,756	13,886,641	13,506,795	13,978,763

CaminoSoft Corp.
Condensed Consolidated Balance Sheets

	As of June 30,		As of September 30,
	(unaudited)
	2006	2007	2005	2006
Cash and cash equivalents	$374,054	$131,272	$220,186	$441,595
Current assets	884,839	584,242	1,263,362	690,267
Total Assets	1,321,080	677,491	1,803,215	830,317
Current liabilities	2,400,186	3,639,394	2,205,833	2,559,942
Notes payable	2,286,523	2,658,740	2,355,331	2,331,886
Total shareholders Deficiency	(2,237,850)	(3,144,717)	(2,137,929)	(2,868,551)

SELECTED HISTORICAL FINANCIAL DATA OF SHEA

The following selected financial data of Shea as of and for each of the two fiscal years in the period ended December 31, 2006 have been derived from Shea’s audited historical financial statements for the years ended December 31, 2006 and 2005. The following selected financial data of Shea as of and for the six months ended June 30, 2006 and 2007 have been derived from Shea’s unaudited historical financial statements. The data below is only a summary and should be read in conjunction with Shea’s financial statements and accompanying notes, as well as management’s discussion and analysis of financial condition and results of operations, all of which can be found in publicly available documents and in this proxy statement/prospectus.

	For the year ended December 31,		For the Six Months ended June 30,
Statement of Operations Data:	2005	2006	2006	2007
			(Unaudited)	(Unaudited)
Revenue	$2,919,167	$3,259,859	$2,009,022	$1,401,036
Cost of revenue	475,628	1,039,619	708,495	453,451
Gross profit	2,443,539	2,220,240	1,300,527	947,585
Operating expenses
Operating expenses	2,675,259	4,391,082	1,947,021	5,748,027
Depreciation and amortization	258,549	1,018,324	493,725	507,495
Total operating expenses	2,933,808	5,409,406	2,440,746	6,255,522
Operating loss	(490,269)	(3,189,166)	(1,140,219)	(5,307,937)
Interest and other expenses, net	(209,497)	(81,517)	(60,703)	(56,793)
Minority interest in net earnings (loss) of subsidiary	-	-	-	-
Gain on sale of affiliated company	365,339	-	-	-
Loss before income taxes	(334,427)	(3,270,683)	(1,200,922)	(5,364,730)
Provision for income taxes	-	-	-	-
Net loss	(334,427)	(3,270,683)	(1,200,922)	(5,364,730)
Less preferred dividends	(60,375)	(241,500)	(120,750)	(73,797)
Net loss to common shraeholders	$(394,802)	$(3,512,183)	$(1,321,672)	$(5,438,527)
Net loss per share to common shareholders	$(0.06)	$(0.51)	$(0.19)	$(0.24)
Weighted average common shares outstanding	3,786,397	6,869,465	6,822,890	22,544,239

	For the year ended December 31,		June 30
Balance Sheet Data:	2005	2006	2007
			(Unaudited)
Cash and cash equivalents	$1,545,820	$404,209	$106,608
Working capital (deficit)	1,576,637	574,720	(1,657,427)
Intangible assets, net	3,347,452	2,359,909	1,874,524
Total assets	5,891,746	4,351,520	3,502,656
Total debt	1,428,958	1,380,028	1,236,686
Preferred stock	2,300	2,967	2,800
Total stockholders' equity (deficit)	3,832,004	1,939,407	(481,390)

SELECTED PRO FORMA FINANCIAL DATA

The following table presents unaudited summary selected financial and operating data on a pro forma basis as if CaminoSoft and Shea had been operated as a single combined company during the periods presented. The Unaudited Summary Selected Financial Data presented below has been derived from, and should be read in conjunction with the unaudited Pro Forma Condensed Combined Consolidated Financial Statements beginning on page 109. The Unaudited Summary Selected Pro Forma Financial Data are based upon assumptions and estimates of the effects of operating the companies on a combined basis and do not represent actual results. Because the unaudited Pro Forma Condensed Combined Consolidated Financial Statements beginning on page 109 and the unaudited Summary Selected Financial Data below are based on estimates and assumptions and do not represent actual results, you should not rely on them as being indicative of the results that may be achieved if the related transactions are approved.

(in thousands, except per share data)
Pro Forma(1)

	Year Ended December 31, 2006	Six Months Ended June 30, 2007
Statement of Operations Data:
Revenues	$18,089	$10,769
Loss from operations	(9,178)	(7,800)
Other income (expense)	(3,442)	(1,600)
Net (loss)	(12,928)	(9,813)
Net (loss) to common shareholders	(13,170)	(9,887)
Net (loss) per share to common shareholders - basic and diluted	(0.33)	(0.25)

Balance Sheet Data:	At June 30, 2007
Total assets	$33,010
Total liabilities	23,876
Stockholders’ equity	9,134

COMPARATIVE PER SHARE DATA

The following table sets forth for Shea common shares and CaminoSoft common shares certain historical, pro forma and pro forma-equivalent per share financial information. The information is derived from and should be read together with the respective historical consolidated financial statements of Shea and CaminoSoft that are incorporated by reference or appear elsewhere in this prospectus/proxy statement. While helpful in illustrating the financial characteristics of the combined company under one set of assumptions, the pro forma data does not reflect certain anticipated costs and benefits of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the Merger been consummated at the beginning of the periods presented. The pro forma data gives effect to the Merger and is based on numerous assumptions and estimates. The pro forma combined per share data and CaminoSoft equivalent per share data are prepared assuming 37,835,540 shares of CaminoSoft common stock will be issued based on the exchange ratio of 0.30964086.

	At or for the Year Ended December 31, 2006	At or for the Six Months Ended June 30, 2007

Basic and diluted loss per common share
Shea	$(0.28)	$(0.17)
CaminoSoft	$(0.12)	$(0.01)
Consolidated pro forma	$(0.33)	$(0.25)

At or for the Six Months Ended June 30, 2007

Book value per share
Shea	$0.36
CaminoSoft	$(0.22)
Consolidated pro forma	$0.24
** The foregoing table does not reflect the proposed 1:10 split included as Proposal No. II in this proxy statement-prospectus.

THE CAMINOSOFT CORP. SPECIAL MEETING

General

CaminoSoft will hold a special shareholders’ meeting on ___, 2007 at ____ a.m. (local time), at the ________.  At the special shareholders’ meeting you will be asked to consider and vote on the approval of the Merger and Merger Agreement, a 1:10 reverse split of all issued and outstanding CaminoSoft common stock, amendments to our Articles of Incorporation relating to a name change and an increase in the number of authorized shares of CaminoSoft capital stock, and any other matters that may properly come before the meeting.

Record Date; Stock Entitled to Vote; Quorum

Only holders of record of CaminoSoft common stock at the close of business on ___, 2007, the record date for CaminoSoft’s special shareholders’ meeting, are entitled to receive notice of and to vote at the special shareholders’ meeting.  On the record date, CaminoSoft had 14,258,756 shares of its common stock issued, outstanding and eligible to vote at the special shareholders’ meeting.  The presence at the special meeting in person or by proxy of the holders of a majority of the voting power of all outstanding shares of common stock entitled to vote shall constitute a quorum for the transaction of business. In the event that a quorum is not present, the special shareholders’ meeting will be adjourned or postponed to solicit additional proxies.

Number of Votes

Each shareholder of record as of the record date is entitled to cast one vote for each share of common stock.

Votes Required

Approval of the Merger Agreement, the Merger and related proposals requires the affirmative vote of a majority of shares of CaminoSoft common stock outstanding on the record date.  As of the record date, CaminoSoft’s directors and executive officers owned 277,555 shares, representing approximately 2% of CaminoSoft’s issued and outstanding shares of common stock entitled to vote.

Voting of Proxies

Submitting Proxies

CaminoSoft shareholders may vote their shares in person by attending the special shareholders’ meeting or they may vote their shares by proxy.  In order to vote by proxy, CaminoSoft shareholders must complete the enclosed proxy card, sign and date it and mail it in the enclosed postage pre-paid envelope.

If a written proxy card is signed by a shareholder and returned without instructions, the shares represented by the proxy will be voted “FOR” approval of the Merger.  CaminoSoft shareholders whose shares are held in “street name” (i.e., in the name of a broker, bank or other record holder) must either direct the record holder of their shares as to how to vote their shares or obtain a proxy from the record holder to vote at the CaminoSoft special shareholders’ meeting.

It is important that you follow the directions provided by your broker regarding instructions on how to vote your shares. Your failure to instruct your broker on how to vote your shares will have the same effect as voting against the proposal to approve the Merger Agreement and the merger.

Revoking Proxies

CaminoSoft shareholders of record may revoke their proxies at any time before the time their proxies are voted at the CaminoSoft special shareholders’ meeting.  Proxies may be revoked by written notice, including by telegram or telecopy, to the Corporate Secretary of CaminoSoft, by a later-dated proxy signed and returned by mail or by attending the special shareholders’ meeting and voting in person.  Attendance at the special shareholders’ meeting will not, in and of itself, constitute a revocation of a proxy.  Instead, CaminoSoft shareholders who wish to revoke their proxies must inform CaminoSoft’s Corporate Secretary at the special shareholders’ meeting, prior to the vote, that he or she wants to revoke his or her proxy and vote in person.  Written notices of proxy revocations must be sent so that they will be received before the taking of the vote at CaminoSoft’s special shareholders’ meeting as follows:

CaminoSoft Corp.
600 Hampshire Road, Suite 105
Westlake Village, California 91361
Attention: Corporate Secretary
Abstentions and Broker Nonvotes

The presence at the special meeting in person or by proxy of the holders of a majority of the voting power of all outstanding shares of common stock entitled to vote shall constitute a quorum for the transaction of business.  Abstentions and broker nonvotes will be counted in determining whether a quorum is present. Under the applicable rules of the National Association of Securities Dealers, Inc., brokers or members who hold shares in street name for customers who are the beneficial owners of CaminoSoft common stock are prohibited from giving a proxy to vote those shares regarding approval of the merger and the Merger Agreement, in the absence of specific instructions from beneficial owners.  These are referred to as  “broker nonvotes.”  Abstentions and broker nonvotes will not be counted as a vote “FOR” or “AGAINST” the Merger Agreement and merger at the CaminoSoft special shareholders’ meeting or any other matter presented at that meeting.  However, abstentions and broker nonvotes will have the same effect as a vote “AGAINST” the Merger Agreement, the merger and the related proposals.

Other Matters

In addition to voting for approval of the Merger, Merger Agreement, reverse split and amendments to CaminoSoft’s Articles of Incorporation, any other matters that are properly presented at the special shareholders’ meeting will be acted upon. CaminoSoft’s management does not presently know of any other matters to be presented at the CaminoSoft special shareholders’ meeting other than those set forth in this proxy statement-prospectus.

Solicitation of Proxies

CaminoSoft’s Board of Directors is soliciting the proxies for the CaminoSoft special shareholders’ meeting.  CaminoSoft will pay for the cost of solicitation of proxies.  In addition to solicitation by mail, CaminoSoft’s directors, officers and employees may also solicit proxies from shareholders by telephone, facsimile, telegram or in person.  If CaminoSoft’s management deems it advisable, the services of individuals or companies that are not regularly employed by CaminoSoft may be used in connection with the solicitation of proxies.  Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners.  CaminoSoft will, upon request, reimburse those brokerage houses and custodians for their reasonable expenses in so doing.

Recommendation of the CaminoSoft Board of Directors

A committee of CaminoSoft’s Board of Directors comprised solely of independent directors has unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the reverse split and amendments to CaminoSoft’s Articles of Incorporation. Based on CaminoSoft’s reasons for the merger described in this document, CaminoSoft independent directors believe that the merger is in the best interests of CaminoSoft and its shareholders. Accordingly, the CaminoSoft independent directors unanimously recommend that CaminoSoft shareholders vote “FOR” approval of the Merger Agreement and related proposals.

PROPOSAL I - THE MERGER

This section describes certain aspects of the proposed merger of CC Merger Corp., a wholly owned subsidiary of CaminoSoft with and into Shea (CaminoSoft and CC Merger Corp. are sometimes collectively referred to herein as “CaminoSoft”).  Because this is a summary, it does not contain all the information that may be important to you.  You should read this entire proxy statement-prospectus, including the appendices.  A copy of the Agreement and Plan of Merger dated September 4, 2007 (“Merger Agreement”) is attached as Appendix A to this proxy statement-prospectus and is incorporated by reference herein.  The following discussion, and the discussion under the subsection entitled “The Merger Agreement,” describes important aspects of the merger and the material terms of the Merger Agreement.  These descriptions are qualified by reference to Appendix A.

Background of and Reasons for the Merger

In determining whether to approve the Merger Agreement, CaminoSoft’s Board of Directors considered a variety of factors that might impact the long-term, as well as short-term interests of CaminoSoft and its stockholders, including whether these interests may be best served by the continued independence of CaminoSoft. As part of the discussion, deliberations and due diligence CaminoSoft’s board of directors took into consideration a number of factors including but not limited to, the historical, current and projected financial condition, results of operations, stock performance, capitalization and operating, strategic and financial risks of CaminoSoft.

In making the determination, CaminoSoft’s Board of Directors consulted with CaminoSoft’s management, legal advisors, accountants and major lien holders and lenders. The Company is also soliciting an outside expert to provide an opinion of fairness prior to the final close of the Merger. CaminoSoft’s board of directors considered a number of factors, including among other things the following principal positive factors (the order does not reflect relative significance):

•
Industry Consolidation. As the software industry and specifically the Information Lifecycle Management (“ILM”) software industry segment has undergone significant consolidation in recent years, CaminoSoft’s board of directors believes that it is necessary over the long run to expand its range of product offerings through complementary technology and function within the scope of data management, data movement, data retention and data protection segments of the ILM software industry. CaminoSoft’s board of directors believes the merger with Shea is the best opportunity for CaminoSoft to participate in the industry against much larger competition with consolidated product lines.

•
Favorable Future Stock Valuation. CaminoSoft’s board of directors considered the fact that being part of a larger public entity would allow the best opportunity to gain additional investment for growth and increased valuation for the Company’s post merger common stock ownership. With limited operating success and current and historical lack of stock support in the market, the board of directors feel the opportunity to build increased shareholder value will be greatly enhanced by becoming part of a much larger public company.

•
Best Strategic Alternative Available. CaminoSoft’s board of directors considered the fact that over the past 24 months the Company explored various strategic alternatives with the assistance of its corporate advisors and partners. Without any significant interest forthcoming, while being forced to re-negotiate debt to extend maturity dates, the board believed that the interest and potential synergy from the Shea merger offered the best opportunity to take advantage of the Company’s historical product development, partnerships with storage industry leaders, distribution channel and future potential in the ILM market space.

•
Expanded Market Reach. CaminoSoft’s board of directors acknowledged the limited budget for sales, marketing, branding, and the ability to create general market awareness for the Company’s products. With the technology market changing and potential delivery of products changing to include alternative methods such as Software as a Service (“SaaS”), a departure from the current perpetual license sale, CaminoSoft’s board of directors believe that Shea and its evolving Business Process Management (“BPM”) practice is the perfect platform to expand the delivery options of the traditional products and services provided by CaminoSoft.

•
Increased Valuation. CaminoSoft’s board considered the change in business to include a much larger stream of revenue in an alternative segment of the technology and business information and services industry a better platform for growth of investment interest and to increase valuation for the current shareholders of CaminoSoft stock.

•
Participation of Major Lender. CaminoSoft’s board of directors considered the support of the Company’s major lender and lien holder during its discussions and deliberations. All current outstanding debt will be converted to equity as part of the merger transaction, which may be the single largest factor in the board of directors consideration of the merger. Re-payment and continued service of the current debt would be impossible without major increases in revenue and a third party investment in the Company.

CaminoSoft’s board of directors also considered certain risks and other potentially negative factors, including the following:

•
Large Dilution of Current Shareholders. The fact that the Merger Agreement outlines a major change in the ownership in the post merger corporation, which tremendously reduces the total company ownership of the current CaminoSoft shareholders.

•
No Shop Covenant. The fact that the Merger Agreement includes a clause preventing CaminoSoft from discussing a deal or negotiating with any other party relating to any acquisition or merger transaction.

•
Possibility the Merger will not Close. The risks and costs to the Company if the merger is not effected, including diversion of management and the employee attention and potential employee attrition and the ultimate effect on business and customer relationships.

CaminoSoft’s board of directors believes that, overall, the potential benefits of the merger to CaminoSoft’s stockholders outweigh the risks of the merger and the negative factors described above and that the merger provides the maximum value reasonably available to stockholders.

For reasons set forth above, CaminoSoft independent directors have unanimously approved the Merger Agreement as being in the best interest of CaminoSoft and its shareholders and unanimously recommend that the CaminoSoft shareholders approve the principal terms of the Merger.

The Merger Agreement provides that CC Merger Corp., CaminoSoft’s wholly owned subsidiary will merge with and into Shea.  As a result of the Merger, Shea will be the surviving entity and will operate under the name “Shea Development Corp.”

In connection with the Merger, Shea shareholders and other persons will be receiving in shares of CaminoSoft common stock and preferred stock, and options and warrants to acquire CaminoSoft common stock. The Merger contemplates that each outstanding share of Shea common stock will be converted into the right to receive a pro rata share of the number of shares of CaminoSoft common stock equal to 95.01% of CaminoSoft common stock outstanding immediately prior to the consummation of the Merger less any shares of CaminoSoft common stock issuable upon the exercise or conversion of any securities issued in connection with the merger. In addition, each issued and outstanding share of Shea’s Series A Preferred Stock, par value $0.001 per share, shall be converted into the right to receive a pro rata share of 2,800,000 shares of CaminoSoft’s Series A Preferred Stock, and each issued and outstanding share of Shea’s Series B Preferred Stock, par value $0.001 per share, shall be converted into the right to receive a pro rata share of 3,600,000 shares of CaminoSoft’s Series B Preferred Stock, and otherwise on substantially the same terms as Shea’s Series A Preferred Stock and Series B Preferred Stock.

CaminoSoft will assume all outstanding options to purchase Shea common stock granted under Shea’s 2007 Stock Option and Performance Awards Plan (the “Shea Option Plan”) subject to adjustment by an exchange ratio of 0.30964086, representing the number of shares of CaminoSoft common stock issuable pursuant to the Merger in exchange for one share of Shea common stock. Each such assumed Shea option shall be entitled to receive options to purchase the number of shares of CaminoSoft common stock obtained by multiplying (x) the number of shares of Shea common stock issuable under such assumed option by (y) the exchange ratio. The exercise price for the assumed options will be equal to the exercise price of such assumed Shea option divided by the exchange ratio. In addition, each outstanding warrant to purchase Shea common stock, will be assumed by CaminoSoft subject to adjustment by the exchange ratio. Further, each share of CaminoSoft’s common stock outstanding immediately prior to the merger will be subject to a 1:10 reverse split, and existing holders of CaminoSoft common stock will be entitled to receive in respect of each share of CaminoSoft common stock, five-year warrants to purchase, following the consummation of the merger, 0.333 shares of CaminoSoft common stock at an exercise price of 110% of the per share issuance price most recently completed private placement of Shea prior to the closing of the merger.

Upon consummation of the Merger, and (i) assuming the exercise and conversion, as applicable, of all CaminoSoft preferred stock, options and warrants issued in connection with the Merger, and (ii) after giving effect to any capital stock issued, or deemed to be issued, in connection with any equity financing undertaken by CaminoSoft or Shea pursuant to which CaminoSoft or Shea, as applicable, shall raise at least $6,000,000 in proceeds at a per share price of not less than $0.50, existing CaminoSoft shareholders will collectively hold 4.99% of the fully diluted capital stock of CaminoSoft, and shareholders of Shea will collectively hold 95.01% of the fully diluted capital stock of CaminoSoft.

Please read the sections entitled “PROPOSAL I - THE MERGER” for additional information.

Material United States Federal Income Tax Consequences

General.  The following discussion is a summary of the material United States federal income tax consequences to CaminoSoft shareholders in connection with the Merger, and in particular with respect to the proposed reverse split of the CaminoSoft common stock. The following discussion is based on the Internal Revenue Code of 1986, as amended, (the “Code”) United States Treasury Regulations promulgated under the Internal Revenue Code, administrative rulings and pronouncements and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences discussed in this proxy statement-prospectus.

As used in this section, a “CaminoSoft shareholder” is a citizen or resident of the United States; a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States or any State or the District of Columbia; an estate the income of which is subject to United States federal income taxation regardless of its source; or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion does not address the effects of any state, local, or non-United States tax laws. This discussion does not discuss the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Merger, whether or not in connection with the Merger. Furthermore, this discussion relates only to CaminoSoft shareholders who hold CaminoSoft common stock as capital assets. The tax treatment of a CaminoSoft shareholder may vary depending upon such shareholder’s particular situation, and certain shareholders may be subject to special rules not discussed below.  Such shareholders would include, for example, insurance companies, tax-exempt organizations, financial institutions, investment companies, broker-dealers, domestic shareholders whose “functional” currency is not the United States dollar, shareholders who hold CaminoSoft common stock as part of a hedge, straddle, constructive sale or conversion transaction, and individuals who receive CaminoSoft stock pursuant to the exercise of employee stock options or otherwise as compensation.

You are strongly urged to consult with your tax advisor with respect to the tax consequences to you of the merger in light of your own particular circumstances, including tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Tax Consequences of the Merger.  It is expected that the Merger will constitute a “reorganization” for United States federal income tax purposes within the meaning of Section 368(a) of the Code. Such opinion will be subject to certain assumptions, limitations and qualifications and will be based on the truth and accuracy of certain customary factual representations of Shea and CaminoSoft.  Assuming the merger does qualify as a reorganization within the meaning of Section 368(a) of the Code, then, subject to the limitations and qualifications referred to herein, the following material United States federal income tax consequences will result from qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Code. CaminoSoft shareholders who vote to approve the merger and whose shares of CaminoSoft common stock are thus subject to the proposed reverse split will not recognize gain or loss for U.S. federal income tax purposes in the Merger. The tax basis of the CaminoSoft shares received by you in exchange for your new shares of CaminoSoft common stock following the reverse split will be the same as your tax basis in your Shea common stock. Your holding period in the post reverse-split CaminoSoft shares received by you will include your holding period in your pre reverse-split shares of CaminoSoft common stock.

The foregoing discussion is for general information purposes only and is not intended to be a complete analysis or description of all potential federal income tax consequences of the merger. In addition, the discussion does not address tax consequences that may vary with, or are contingent on, your individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

If a CaminoSoft shareholder receives cash pursuant to the exercise of dissenters’ rights, that shareholder generally will recognize gain or loss measured by the difference between the cash received and the adjusted tax basis in the shareholder’s CaminoSoft common stock.  This gain will be long-term capital gain or loss if the shareholder’s holding period in the CaminoSoft common stock is greater than one year.   Any CaminoSoft shareholder that plans to exercise dissenters’ rights in connection with the Merger is urged to consult a tax advisor to determine the related tax consequences.

Treatment of CaminoSoft, CC Merger Corp. and Shea.  No gain or loss will be recognized by CaminoSoft, CC Merger Corp. or Shea as a result of the Merger.

Backup Withholding. Any cash payments to CaminoSoft shareholders in connection with the exercise of dissenters’ rights, may be subject to backup withholding at a rate of 28% on a shareholder’s receipt of cash, unless such shareholder furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding. Any amount withheld under the backup withholding rules will generally be allowed as a refund or credit against the shareholder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

HOLDERS OF SHARES OF CAMINOSOFT COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, AS WELL AS THE EFFECTS OF STATE, LOCAL, AND FOREIGN TAX LAWS.

Regulatory Approvals

There are no regulatory approvals required in connection with authorizing or approving the Merger.

Certain Effects of the Merger

The Merger Agreement requires CC Merger Corp. to merge with and into Shea, with Shea as the surviving entity.  After the Merger, Shea will become a wholly owned subsidiary of CaminoSoft, and the directors and officers of Shea shall become the directors and officers of the surviving subsidiary entity.  CaminoSoft will continue to operate with its present directors and executive officers. After the Merger, there will be no more trading in Shea common stock.  CaminoSoft shareholders will receive instructions from CaminoSoft or its respective exchange agents regarding exchanging CaminoSoft stock certificates following the reverse split and in connection with the Merger.

Dissenters’ Rights of CaminoSoft Shareholders

Under California law, each CaminoSoft shareholder has the right to dissent from the merger and to have the appraised fair market value of their shares of CaminoSoft common stock as of _____, 2007, to the dissenting shareholders paid in cash if:

•	his or her shares were outstanding immediately prior to the record date;

•	the Merger is approved by CaminoSoft’s shareholders; and

•	such shareholder complies with Sections 1300 through 1312 of the California Corporations Code, or “Corporations Code.”

Sections 1300 through 1304 of the Corporations Code, which include the procedures required to perfect dissenters’ rights, are attached to this document as Appendix B. The description of dissenters’ rights contained in this document is qualified in its entirety by reference to Chapter 13, commencing with Section 1300, of the Corporations Code.

For a CaminoSoft shareholder to exercise dissenters’ rights, he or she must:

•	make a timely written demand upon CaminoSoft for purchase in cash of his or her shares at their fair market value, which demand includes:

o	the number and class of the shares held of record by him or her that he or she demands upon CaminoSoft, and

o	what he or she claims to be the fair market value of his or her shares as of September 4, 2007;

•	have his or her demand received by CaminoSoft on or before the date of the CaminoSoft meeting of shareholders;

•	not vote in favor of the principal terms of the Merger Agreement; and

•	comply with such other procedures as are required by the Corporations Code.

Failure to follow the procedures set forth in the Corporations Code will result in a waiver of dissenters’ rights. Further, if a CaminoSoft shareholder returns his or her proxy without instructions, which will result in a vote for the approval of the principal terms of the Merger, he or she will not be entitled to dissenters’ rights. Any demand notices or other documents to be delivered to CaminoSoft may be sent to CaminoSoft Corp., 600 Hampshire Road, Suite 105, Westlake Village, California 91361; Attention: Corporate Secretary.

The statement of fair market value by a dissenting CaminoSoft shareholder constitutes an offer to sell his or her shares at the fair market value as of September 4, 2007, the last business day immediately preceding public announcement of the Merger.  The closing price for a share of CaminoSoft common stock on September 4, 2007, was $0.13. A demand may not be withdrawn without the consent of CaminoSoft. A proxy or vote against the approval of the merger proposal does not in and of itself constitute a proper demand.

If a CaminoSoft shareholder holds dissenting shares, CaminoSoft will mail a notice of the approval of the Merger by CaminoSoft shareholders within ten days after the date of such approval, accompanied by:

•	a copy of Sections 1300, 1301, 1302, 1303 and 1304 of Chapter 13 of the Corporations Code;

•
a statement of the price determined by CaminoSoft to represent the fair market value of the dissenting shares, as of September 4, 2007, the business day immediately preceding announcement of the Merger; and

•	a brief description of the procedure to be followed if he or she desires to exercise his or her dissenters’ rights under such sections.

The statement of price constitutes an offer by CaminoSoft to purchase at the price stated for such dissenting shares.

A CaminoSoft shareholder who wishes to exercise dissenters’ rights must submit to CaminoSoft at its principal office or at the office of its transfer agent the certificates representing any shares that he or she is demanding that CaminoSoft purchase, for endorsement as dissenting shares, within 30 days after the date on which notice of approval of the Merger by CaminoSoft shareholders was mailed to him or her.

If CaminoSoft denies that shares submitted to it as dissenting shares are dissenting shares, or if CaminoSoft and a dissenting shareholder fail to agree on the fair market value of his or her shares, then either the dissenting shareholder or CaminoSoft may file a complaint in the superior court of the proper county in California requesting that the court determine such issue. Such complaint must be filed within six months after the date on which notice of the approval of the merger is mailed to such dissenting shareholder. On trial of the action, the court will first determine if the shares are dissenting shares, and if so determined, the court will either determine the fair market value or appoint one or more impartial appraisers to do so. If both CaminoSoft and a dissenting shareholder fail to file a complaint within six months after the date on which notice of the approval of the merger was mailed to such dissenting shareholder, his or her shares will cease to be dissenting shares. In addition, if a dissenting shareholder transfers his or her shares prior to their submission for the required endorsement, such shares will lose their status as dissenting shares.

Failure to take any necessary step will result in a termination or waiver of dissenters’ rights under Chapter 13 of the Corporations Code. A person having a beneficial interest in CaminoSoft common stock that is held of record in the name of another person, such as a trustee or nominee, must act promptly to cause the record holder to follow the requirements of Chapter 13 of the Corporations Code in a timely manner if such person elects to demand payment of the fair market value of such shares. To the extent shareholders of CaminoSoft or Shea exercise dissenters’ rights in connection with the merger, the exchange ratio as calculated under the Merger Agreement will be appropriately adjusted.

Accounting Treatment

In accordance with United States generally accepted accounting principles, Shea will be deemed to have acquired CaminoSoft and will account for the merger using the purchase method of accounting for business combinations. Shea will allocate the purchase price to the net tangible and intangible assets acquired based on their respective fair values at the date of the completion of the merger. Any excess of the purchase price over those fair values will be recorded as goodwill.

CaminoSoft’s Management and Operations After the Merger

Pursuant to employment agreements yet to be negotiated it is contemplated that the management and operations of CaminoSoft will remain unchanged initially. As part of the due diligence and go forward business plan of Shea, current management will remain in place during the initial period post merger (approximately 6 months to 1 year). During the merger closing process it will be determined which employees will be offered continued employment and which if any employees will be terminated. The development and sale of the CaminoSoft software products and services including sales and integration partnerships will continue. Certain functions within CaminoSoft that have an overlap with staffing units already in place with Shea may be consolidated in the future. The timing of the Merger, due diligence, market trends and other factors will ultimately determine the going forward operation of CaminoSoft. The management of both Shea and CaminoSoft believe the data storage management solutions, point products and services have great potential and synergy with the Shea business process management practice and client base. As with any combination of products and services the best of the CaminoSoft offerings will be integrated where possible with the Shea offerings, while the overall CaminoSoft product and service strategy will be developed and implemented as part of the global Shea business plan.

Interest in the Merger of Directors of CaminoSoft

Russell Cleveland and Robert Pearson, two directors on CaminoSoft’s board of directors, are affiliated with the following CaminoSoft shareholders: Renaissance Capital Growth & Income Fund III, Inc; Renaissance US Growth & Income Trust PLC; and BFSUS Special Opportunities Trust PLC (collectively, the “Renaissance Funds”). See “Security Ownership of Certain Beneficial Owners and Management” for additional information on CaminoSoft capital stock held by the Renaissance Funds.

Messrs. Cleveland and Pearson are executive officers of Renaissance Capital Group, Inc. (“RCG”), which is the investment advisor to the Renaissance Funds. RCG, through certain of its affiliated funds, also owns shares in Shea. A committee comprising independent directors Lee Pryor and Robert Degan, neither of whom is affiliated with RCG or the Renaissance Funds, approved the Merger and Merger Agreement.

The Merger Agreement

The following describes aspects of the Merger, including material terms of the Merger Agreement. The description of the Merger Agreement is subject to, and qualified in its entirety by reference to, the Merger Agreement, which is attached to this document as Appendix A, and is incorporated by reference in this document. We urge you to carefully read the Merger Agreement.

The Merger

CaminoSoft, CC Merger Corp. and Shea entered into the Merger Agreement as of September 4, 2007.  Under the Merger Agreement’s terms, CC Merger Corp. will merge with and into Shea.  The separate corporate existence of CC Merger Corp. will cease, and Shea will be the surviving subsidiary entity.

In connection with the Merger, Shea shareholders and other persons will be receiving shares of CaminoSoft common stock and preferred stock, and options and warrants to acquire CaminoSoft common stock. The Merger contemplates that each outstanding share of Shea common stock will be converted into the right to receive a pro rata share of the number of shares of CaminoSoft common stock equal to 95.01% of CaminoSoft common stock outstanding immediately prior to the consummation of the Merger less any shares of CaminoSoft common stock issuable upon the exercise or conversion of any securities issued in connection with the Merger. In addition, each issued and outstanding share of Shea’s Series A Preferred Stock, par value $0.001 per share, shall be converted into the right to receive a pro rata share of 2,800,000 shares of CaminoSoft’s Series A Preferred Stock, and each issued and outstanding share of Shea’s Series B Preferred Stock, par value $0.001 per share, shall be converted into the right to receive a pro rata share of 3,600,000 shares of CaminoSoft’s Series B Preferred Stock, and otherwise on substantially the same terms as the Shea’s Series A Preferred Stock and Series B Preferred Stock.

Each outstanding option to purchase Shea common stock granted under Shea’s 2007 Stock Option and Performance Awards Plan will be assumed by CaminoSoft. Each such assumed Shea option shall be entitled to receive options to purchase the number of shares of CaminoSoft common stock obtained by multiplying (x) the number of shares of Shea common stock issuable under such assumed option by (y) an exchange ratio of 0.30964086, representing the number of shares of CaminoSoft common stock issuable pursuant to the Merger in exchange for one share of Shea common stock. The exercise price for the new CaminoSoft options will be equal to the exercise price of such cancelled Shea option divided by the exchange ratio. Similarly, each outstanding warrant to purchase Shea common stock, will be assumed by CaminoSoft subject to adjustment by the exchange ratio. Further, each share of CaminoSoft’s common stock outstanding immediately prior to the merger will be subject to a 1:10 reverse split, and existing holders of CaminoSoft common stock will be entitled to receive in respect of each share of CaminoSoft common stock, five-year warrants to purchase, following the consummation of the merger, 0.333 shares of CaminoSoft common stock at an exercise price of 110% per share of the shares of Shea capital stock issued under a private placement of Shea most recently completed prior to the closing of the merger.

Upon consummation of the Merger, and (i) assuming the exercise and conversion, as applicable, of all CaminoSoft preferred stock, options and warrants issued in connection with the merger, and (ii) after giving effect to any capital stock issued, or deemed to be issued, in connection with any equity financing undertaken by CaminoSoft or Shea pursuant to which CaminoSoft or Shea, as applicable, shall raise at least $6,000,000 in proceeds at a per share price of not less than $0.50, existing CaminoSoft shareholders will collectively hold 4.99% of the fully diluted capital stock of CaminoSoft, and shareholders of Shea will collectively hold 95.01% of the fully diluted capital stock of CaminoSoft. CaminoSoft and Shea have structured the merger to qualify as a tax-free reorganization from their perspectives.  You are urged to read the section entitled “PROPOSAL I - THE MERGER - Material United States Federal Income Tax Consequences” for additional information.

The Closing

The merger will be effective at the date and time a certificate of merger agreement, and any required related documents, is filed with and approved by the Nevada Secretary of State.  At the closing the parties will exchange various documents, including officers’ certificates, as required by the Merger Agreement.  The Merger Agreement provides that the closing shall occur upon the later of (a) November 15, 2007, or (b) the second business day after the day on which the last of the closing conditions set forth in the Merger Agreement have been satisfied or waived, including approval by CaminoSoft’s and Shea’s respective shareholders, or (c) such other date as CaminoSoft and Shea mutually agree upon in writing.

The Exchange Ratio

Pursuant to the Merger Agreement, each share of Shea common stock issued and outstanding (or issuable under convertible preferred stock, warrants and options) shall be exchanged for 0.30964086 share of CaminoSoft common stock. The exchange ratio of 0.30964086 is calculated in the Merger Agreement by dividing (x) the number of shares of CaminoSoft common stock issuable pursuant to the Merger by (y) the sum of the number shares of the Shea capital stock issued and outstanding immediately prior to the Merger plus the number of shares of Shea common stock issuable under convertible preferred stock, warrants and options issued and outstanding immediately prior to the Merger.

Treatment of Stock Options and Warrants

Each outstanding option to purchase Shea common stock granted under Shea’s 2007 Stock Option and Performance Awards Plan will be assumed by CaminoSoft. Each such assumed Shea option shall be entitled to receive options to purchase the number of shares of CaminoSoft common stock obtained by multiplying (x) the number of shares of Shea common stock issuable under such assumed option by (y) an exchange ratio of 0.30964086, representing the number of shares of CaminoSoft common stock issuable pursuant to the Merger in exchange for one share of Shea common stock. The exercise price for the new CaminoSoft options will be equal to the exercise price of such cancelled Shea option divided by the exchange ratio. Other than as described above, the terms and conditions of the newly issued CaminoSoft options shall be identical to the terms and conditions of the cancelled Shea options.

Similarly, each outstanding warrant to purchase Shea common stock, will be assumed by CaminoSoft subject to adjustment by the exchange ratio.

Issuance of New CaminoSoft Warrants

Further, existing holders of CaminoSoft common stock will be entitled to receive in respect of each share of CaminoSoft common stock, five-year warrants to purchase, following the consummation of the merger, 0.333 shares of CaminoSoft common stock at an exercise price of 110% per share of the shares of Shea capital stock issued under a private placement of Shea most recently completed prior to the closing of the merger.

Charter Documents; Directors and Officers

Upon consummation of the Merger, the directors and officers of Shea in place immediately prior to the Merger shall become the directors and officers of CaminoSoft. Similarly, upon consummation of the Merger, the Articles of Incorporation and Bylaws of Shea as in effect immediately prior to the Merger shall be the Articles of Incorporation and Bylaws of the surviving entity following the Merger.

Representations and Warranties

The Merger Agreement contains various customary representations and warranties that CaminoSoft and Shea make for each other’s benefit.  The representations and warranties relate to, among other things:

•	corporate organization and similar corporate matters;

•	licenses and permits;

•	authorization and enforceability of the Merger Agreement and related matters;

•	conflicts under charter documents, required consents or approvals, and violations of any agreements or law;

•	capital structure;

•	timely filing, accuracy and completeness of documents filed with government agencies and bank regulatory agencies;

•	financial statements;

•	intellectual property;

•	absence of certain material adverse events, changes, effects or undisclosed liabilities;

•	litigation;

•	compliance with laws and regulations;

•	tax returns and audits;

•	title to assets;

•	ownership of real property;

•	labor matters;

•	material contracts; and

•	accuracy of corporate records.

The foregoing is an outline of the representations and warranties made by CaminoSoft and Shea contained in the Merger Agreement attached as Appendix A.  You should carefully review the entire Merger Agreement, and in particular Articles 3 and 4, containing the detailed representations and warranties of the parties.

Covenants

As a condition to the Merger, CaminoSoft and Shea have agreed, among other things, that:

•
CaminoSoft will deliver to Shea a list of key employees of CaminoSoft, and such key employees shall be required to execute employment agreements with the surviving entity in the merger. In addition, CaminoSoft and Shea will work together to determine which of the remaining CaminoSoft employees (other than the key employees) will be offered employment following consummation of the Merger. All remaining employees of CaminoSoft shall be terminated following the merger, however, each such terminated employee will be entitled to receive all benefits to which they are entitled under any employment agreements or options awards;

•
CaminoSoft will file a proxy statement-prospectus in connection with registering the shares of CaminoSoft capital stock, options and warrants issued to Shea shareholders and CaminoSoft warrants issued CaminoSoft shareholders in connection with the merger. The proxy-statement prospectus will also be used to seek approval from the shareholders of CaminoSoft with respect to the merger and related proposals, including, the proposed amendments to CaminoSoft’s Articles of Incorporation and the contemplated reverse split of existing CaminoSoft common stock;

•	Each will provide the other party with reasonable access to their respective records;

•
CaminoSoft will call a special meeting of its shareholders and recommend approval of the Merger, Merger Agreement and any other related proposals, subject to their fiduciary duties. Similarly, Shea shall obtain shareholder approval for the Merger and Merger Agreement via written consent;

•
Each of them will notify the other of (i) any violation of promises to carry on its business in the ordinary course until the Merger becomes effective, (ii) any event expected to have a material adverse effect on it, or (iii) any awareness of an untrue statement in the proxy statement - prospectus;

•	Each of them will use commercially reasonable efforts to obtain any consent or approval required in connection with the merger and the transactions contemplated in the Merger Agreement;

•
Each of them is prohibited from soliciting, initiating, encouraging or facilitating certain alternative transaction proposals with any third party until the earlier of the termination of the Merger Agreement or the closing of the Merger; and

•	Each of them will not disclose any confidential information disclosed to the other in the process of negotiating and finalizing the Merger and Merger Agreement.

The foregoing is an outline of the additional agreements made by CaminoSoft and Shea contained in the Merger Agreement attached as Appendix A.  You should carefully review the entire Merger Agreement, and in particular Article 5, containing the detailed additional agreements of the parties.

Conduct of Business Until Consummation of the Merger

The Merger Agreement places restrictions on and requires commitments by CaminoSoft and Shea regarding the conduct of their respective businesses between the date of the Merger Agreement and the closing.  Each of CaminoSoft and Shea has agreed that until the closing it will carry on its business in the ordinary course in substantially the manner in which heretofore conducted, and neither shall, without the prior written approval of the other (including, without limitation):

•	Amend their respective Articles of Incorporation or By-Laws;

•	Declare dividends, redeem or sell stock or other securities, acquire or dispose of fixed assets;

•	Change the terms of any existing employment relationship;

•	Enter into any material or long-term contract;

•	Guarantee obligations of any third party;

•	Settle or discharge any material balance sheet receivable for less than its stated amount

•	Pay more on any liability than its stated amount; or

•	Enter into any other transaction other than in the regular course of business.

In addition, CaminoSoft and Shea have agreed to do the following with respect to preserving their respective businesses until consummation of the merger, including, without limitation:

•	Carry on its business in the ordinary course consistent with past practice;

•
Pay its taxes and other obligations consistent with its past practices, to pay or perform other obligations when due consistent with its past practices, subject to any good faith disputes over such taxes and other obligations;

•	Use reasonable efforts and institute all policies to preserve intact its present business organization;

•	Use reasonable efforts to keep available the services of its present officers and key employees; and

•	Use reasonable efforts to preserve its relationships with customers, suppliers, distributors, licensors, licensees, independent contractors and other persons having business dealings with it.

The foregoing is a summary of the material negative and affirmative covenants of the Merger Agreement. You are encouraged to carefully read the terms of the Merger Agreement attached as Appendix A, including the specific covenants contained in Article 5.

Conditions to the Parties’ Obligations

The obligations of CaminoSoft and Shea to complete the Merger are subject to certain mutual conditions, including, but not limited to the following:

•	Accuracy of all representations and warranties made by each party, as of the closing of the Merger;

•	Performance of all covenants and obligations contained in the Merger Agreement required to be performed or complied with prior to the closing of the Merger;

•	Obtaining all approvals and consents necessary in connection with the Merger;

•	Approval of the Merger, Merger Agreement and other transactions contemplated in connection with the Merger by CaminoSoft’s and Shea’s respective shareholders;

•	The proxy statement - prospectus will have been filed with, and declared effective by the Securities and Exchange Commission;

•	Execution of employment agreements between key employees of CaminoSoft (as identified to Shea) and the surviving entity in the Merger;

•
Absence of litigation, or any injunction or order of any sort prohibiting consummation of the Merger, or the existence of any law having a material adverse effect on the Merger and the transactions contemplated in the Merger Agreement;

•
All indebtedness of CaminoSoft shall have been converted into equity of CaminoSoft, including all indebtedness owed by CaminoSoft to Renaissance Capital and affiliated funds, except that any amounts advanced by Renaissance Capital or its affiliated funds to CaminoSoft after September 4, 2007, the date of the Merger Agreement, up to $250,000, shall be repaid at the closing of the Merger;

•	CaminoSoft shall have received a fairness opinion issued by The Mentor Group, which such fairness opinion shall state that the Merger and the transactions contemplated thereby are fair to CaminoSoft;

•	Centrecourt Asset Management shall have received a security interest in all of the assets of CaminoSoft;

•	CaminoSoft shall have adopted and assumed Shea’s 2007 Stock Option and Performance Awards Plan;

•	The amount of any accrued vacation in excess of one year due and payable to Steve Crosson, CaminoSoft’s Chief Financial Officer, shall have been paid; and

•	No material adverse change in the business, operations or financial condition of each of CaminoSoft, CC Merger Corp. and Shea.

Although not a closing condition, the Merger Agreement contemplates that prior to the closing of the Merger, either of CaminoSoft or Shea shall undertake an equity financing pursuant to which CaminoSoft or Shea, as applicable, shall raise at least $6,000,000 in proceeds at a per share price of not less than $0.50 (on a post reverse-split basis).

The foregoing is a summary of the material conditions of the Merger Agreement.  You are encouraged to read the terms of the Merger Agreement attached as Appendix A, including the specific provisions contained in Article 6 of the Merger Agreement.

Termination

CaminoSoft and Shea can mutually agree in writing to terminate the Merger Agreement and abandon the Merger at any time. Additionally under certain circumstances, either CaminoSoft or Shea can terminate the Merger Agreement These circumstances include:

•	If the Merger does not close on or before December 31, 2007;

•	If the shareholders of either of CaminoSoft or Shea fail to approve the Merger and the transactions contemplated in the Merger Agreement;

•
If any court of competent jurisdiction or other governmental authority has issued an order making illegal or otherwise permanently restricting, preventing or otherwise prohibiting the Merger and such order shall have become final; or

•
In the event of a breach of any provision or covenant of the Merger Agreement, or if any representation or warranty made by either party becomes inaccurate, and such breach or inaccuracy would cause the related closing condition, if any, not be satisfied, upon 30 days written notice that such breach has occurred or such representation is inaccurate.

Upon termination of the Merger Agreement, the Merger Agreement will become null and void and there will be no liability or obligation on the part of CaminoSoft, CC Merger Corp. or Shea. However, no termination of the Merger Agreement will relieve any of the parties to the Merger Agreement from liability for willful breach of its representations, warranties, covenants or agreements contained in the Merger Agreement.

The foregoing is a summary of the material termination provisions of the Merger Agreement.  You are encouraged to read the terms of the Merger Agreement attached as Appendix A, including the specific provisions contained in Article 8 of the Merger Agreement.

DESCRIPTION OF CAMINOSOFT

Business

CaminoSoft develops and manufactures software solutions that store, manage, and safeguard large quantities of data created in a business and application settings. CaminoSoft’s software for Microsoft Windows 2000 and 2003 and Novell NetWare environments enables organizations to maximize storage resources, reduce backup and recovery time and control file retention is available worldwide through commercial distributors, value-added resellers, systems integrators and O.E.M. partners.

CaminoSoft was organized in 1983 as Interscience Computer Services, Inc. to be a third-party provider of maintenance services for computer hardware and related peripheral equipment. During 1998 and 1999 the hardware maintenance and high speed printing toner and fusing agent businesses were sold. On September 17, 1999, CaminoSoft acquired certain assets (the “Assets”) from CaminoSoft Software Systems, Inc. for 468,000 shares of our common stock and the assumption of $315,172 of certain liabilities of CaminoSoft Software Systems, Inc. The Assets consisted of the name, CaminoSoft Software Systems, Inc., the Highway Server hierarchical data storage management (“HSM”) software, certain business contracts, and intangible personal property. On April 17, 2000, we changed our name to CaminoSoft to reflect the change to a software sales and development firm.

In February 2004, we joined EMC Corporation’s Centera Partner Program and completed the integration of The Managed Server storage management - Centera Edition with the EMC Centera Compliance Edition content addressed storage or CAS solution. EMC Centera represents an entirely new software-driven storage architecture specifically designed to address the information storage requirements of unchanging digital assets, such as print and mail electronic “reference” documents.

In February 2004, we completed the development of a product named Managed Client HSM™ for Windows XP. Based on our Managed Server HSM for Windows 2000/2003 solution, selected as a SIIA 2004 Codie Award “Best Storage Software” finalist, this innovative Windows XP-based product brings vital storage management capabilities to popular Microsoft desktops.

In May 2004, we joined Hewlett Packard’s Information Lifecycle Management Partner Program. Our Managed Server HSM software provides a solution for automatically handling reference file dispersal and retention based on a consistent set of administrative management policies. By combining our software with the HP StorageWorks solutions and services portfolio, organizations may simplify and better control the provisioning and utilization of their data storage resources.

On June 30, 2005, we signed an OEM licensing and distribution agreement with Computer Associates International for our Managed Server HSM for Windows 2000 and 2003, Managed Server Library Edition and Managed Server HSM for Windows XP products. The OEM agreement allows Computer Associates to distribute these products under the BrightStor suite of storage management products for Computer Associates.

In July 2005, CaminoSoft certified its suite of HSM products for use with the nStor line of SATA based storage hardware. nStor’s hardware products are now certified to work with CaminoSoft’s suite of storage management products to provide Information Lifecycle Management storage hardware and software solutions.

In July 2005, CaminoSoft received “Ready for IBM Tivoli Software” certification for the HSM suite of data management products for use with IBM Tivoli storage infrastructures. CaminoSoft is currently distributing Managed Server HSM Tivoli Edition for use in IBM Tivoli back up and storage environments.

In August 2005, CaminoSoft did a second round of formal certification with EMC Centera compliance and non compliance storage for our Managed Server HSM products. CaminoSoft tested its software products with a third party testing firm and was awarded “Centera Proven Edition” status for our HSM products. This EMC certification signifies to storage clients, current and prospective, that our software is certified and approved for use with EMC Centera data storage devices.

In September 2006, CaminoSoft announced the release of an upgraded version of Managed Server HSM - Tivoli Edition. The enhanced version of Managed Server HSM supports the IBM System Storage DR550. The IBM System Storage DR550 is ideal for clients seeking near-line storage application needs at an entry level price point while capitalizing on mainframe inspired levels of reliability, security, and functionality. CaminoSoft’s solution, which has “Ready for IBM Tivoli Software” validation provides a straightforward, cost-effective solution for managing data storage across multiple tiers, including the DR550, IBM Tivoli storage pool devices, SAN’s, SATA RAID subsystems, NAS target appliances, and general purpose servers.

During September 2006, CaminoSoft released Managed Server HSM for NetApp. The NetApp edition runs on a Windows 2000/2003 server and provides true file system integration via NetApp’s FPolicy® application program interface. Key advantages for customers include, fast efficient recall of migrated files, reclamation of NetApp NAS data storage space for active production file usage, dramatic reduction in the amount of time needed for backup (and recovery in the event of an outage), and facilitation of compliance with corporate and industry regulations governing data file retention and deletion.

During February 2007, CaminoSoft announced a partnership with RAID Inc. to provide data and storage management solutions. RAID is a manufacturer of enterprise class storage with options including fibre channel, SAS and SATA solutions that deliver scalability, redundancy and speed. Organizations can automate file migration and retrieval from primary to secondary and tertiary storage utilizing the combination of Managed Server HSM and RAID’s line of storage devices to address the rapid growth of data while providing storage resource and data management.

During May 2007, CaminoSoft announced support for IBM N series unified storage products. CaminoSoft successfully completed interoperability testing with IBM® System Storage™ and has been confirmed as IBM System Storage Proven. The program allows IBM and third-party partners to deliver products and solutions that are tested to work together in IBM storage environments. CaminoSoft believes the latest certification and interoperability testing will open additional opportunities for joint selling with IBM sales teams around the world.

CaminoSoft’s software provides products and integrated solutions for addressing the increasing need for sophisticated management of data. Today IT departments face a variety of challenges with some of the most critical relating to data storage and management. Two of these challenges are (1) reducing the total cost of ownership of data storage by better leveraging IT resources, both hardware and people, and (2) increasing productivity by enabling better access to information, thereby making quicker and faster decisions. Our software virtualizes pools of stored data both to the end-user transparently and to the IT administrator while integrating with most operating systems and applications. CaminoSoft can reduce the back-up window, lower the overall cost of storage and enhance the value of information across the organization. Our strategy is built on the benefits our technology brings, our expanding distribution channel, and our ability to execute. As part of our current strategy:

•
We intend to continue to expand and leverage our base of partners (OEMs, distributors, and value-added resellers, or VAR’s) to sell additional products to end users. We intend to enhance our international presence and partner base as we internationalize, localize and bring to market existing and new products. We intend to focus on systems integrators and other strategic partners to open new avenues of distribution for our products and solutions;

•
We intend to focus and expand on our core strengths in today’s soft economic environment. IT spending is tight and customers require products and solutions with attractive price points and demonstrable value. We can leverage success in one department or work group to demonstrate the value of our storage management solution, then use the success in that area to expand to other departments, workgroups or the enterprise. We believe our cost effective data management solutions can then be repeated in other areas of the organization for other types of information and compliance requirements;

•
We intend to leverage our position as a provider of email storage and management solutions to grow in the messaging market. Managed Server combined with Novell GroupWise email archiving systems provides extended storage functions for these GroupWise email systems. This combination was our first step to capitalize on this growing market for automated data storage management for Novell GroupWise email systems. We intend to utilize this same approach with other platforms and partners focused on providing automated data management for users of other email messaging systems such as Microsoft Exchange and Lotus Notes. We believe this vertical partner approach will broaden the adoption of our solutions in the electronic collaboration market, allowing our partners to remain focused on their core strengths in the markets they serve; and

•
Europe, the Middle East, Africa, and Asia Pacific represent active markets for expansion, with Europe representing the first market outside North America CaminoSoft is focused on. We intend to continue to internationalize and localize our products and solutions to penetrate this marketplace. Currently, CaminoSoft has added resources for EMEA operations based in the UK to support our UK and European distribution partners

Products and Services

Our products are designed to meet the storage management needs of small, medium, and enterprise organizations. We serve markets that produce and manage large amounts of data such as Banking, Financial Services, Healthcare, Legal Services, Engineering and Architectural Services, Federal and State Government, and Higher Education. We believe that our products and solutions enable organizations to (a) reclaim expensive storage resources, (b) reduce manual intervention in managing files, (c) reduce the amount of time needed for back-up and recovery, (d) establish automated policies for compliance with new laws and regulations governing data retention, and (e) set up data lifecycles for different types of information in production environments.

Managed Server HSM

Our Managed Server HSM software provides a solution for data management. Designed to meet the data storage management requirements for local area networks (“LAN”), wide area networks (“WAN”), and intranet environments, Managed Server HSM offers the ability to manage files on Microsoft Windows and Novell NetWare servers in environments where mass storage devices are deployed.

Our Managed Server HSM can accommodate large volumes of information. We have partnered with The Messaging Architects’ to provide a Novell GroupWise e-mail archiving solution. Their GWArchive product in conjunction with Managed Server HSM, addresses the archival and compliance needs of GroupWise e-mail users. For GroupWise customers who just want to manage the growth of their e-mail file attachments, as opposed to archiving and content searching, Managed Server HSM can manage GroupWise attachments as it does normal data files.

Our Managed Server HSM-Centera Proven Edition provides organizations with a storage hierarchy capable of significant expansion, while addressing regulatory requirements for data retention. Once relegated to optical disks, tape archives, or file cabinets, fixed content data is now being driven to Content Addressable Storage (“CAS”) solutions. Organizations running Novell NetWare and Microsoft Windows server environments can implement a structured, online data repository through which they can manage, access, and protect their fixed content data. All of the standard benefits of Managed Server HSM are now available for users of the EMC Centera. By applying a consistent set of policies, network system administrators can control the migration, location, and retention of files throughout their lifecycle across all storage tiers, including high-performance storage are network (“SAN”) and network attached storage (“NAS”) subsystems, general purpose disk arrays, and EMC Centera archives. Files migrated in such a way tend to become more fixed in nature over time as they move along the storage hierarchy. The Centera system’s combined features of fixed content optimization, high availability, scalability, and cost effectiveness make it very attractive as an archive solution for controlling the otherwise explosive growth of an organization’s primary storage infrastructure.

Our Managed Server HSM-Tivoli Edition directly operates with IBM Tivoli Storage Manager. It also provides a straightforward, cost effective solution for managing data storage across multiple tiers of storage, including Tivoli storage pool devices, SAN’s, RAID subsystems, NAS target appliances and general purpose servers. Managed Server HSM Tivoli Edition allows organizations to leverage existing investments in Tivoli software and hardware resources by making use of the storage capacity, high availability, security, and protection provided the Tivoli Storage Manager policies and infrastructure. It also allows organizations to better plan contemplated investment in Tivoli software and hardware by making available an automated multi-tiered storage environment based on the current and planned data growth of the organization.

StandbyServer for NetWare

StandbyServer for NetWare is a server mirroring solution for NetWare servers that connect one or more primary servers to a standby machine. If a primary server fails, due to hardware or software failure, the standby machine automatically takes over and makes the mirrored data and network services available to users in just a few moments. Data is mirrored between the servers using a dedicated high-speed link, creating a fully redundant system that protects users against both hardware and software failures. The StandbyServer configuration consists of three main elements: a primary server, a standby server, and the communications path that connects them. The disk devices in the standby machine are treated as external disk systems to the primary server.

OFFSite Archive for NetWare

OFFSite Archive for NetWare is an electronic data vaulting and disaster recovery product for NetWare servers that protect data in the event of a disaster by electronically transferring a stable point-in-time image of the data to an offsite location. OFFSite Archive automatically transfers data to be protected from a source server to a target server using the IPX or IP protocol over a LAN, WAN, or Internet connection. The latest version of OFFSite Archive allows multiple source servers to mirror data to a single remotely-located target server. OFFSite Archive uses SnapShotServer for NetWare (discussed below) technology to create snapshots of protected volumes of data. Each snapshot contains all of the data, or a pointer to the data, on the source server’s protected volume at the instant the snapshot was taken. This snapshot is then transferred from the source server to the target server. Through an initial synchronization, all of the data on the source server is mirrored to the target server. Then, after the initial synchronization, only the delta changes are sent to the target server. Since OFFSite Archive does not mirror data in real-time, a high-speed communications link is not required.

SnapShotServer for NetWare

SnapShotServer for NetWare gives an administrator more control of the back-up process. With the capability to capture live data at any time with SnapShotServer, open files or “live” databases can be backed-up at the administrator’s convenience. The program creates “snapshot” images of “live” data volumes at administrator-defined intervals. These snapshots can then be mounted as regular NetWare volumes and backed up by any NetWare approved back-up utility. When taking a snapshot of a volume, SnapShotServer creates a virtual image of the volume; there is no actual duplication of the entire volume. If changes are made to the original data after taking the snapshot, the program makes a copy of the original data before it is changed and stores that copy in its buffer. This buffer and the unchanged portions of the disk make up the snapshot volume, which provides a virtual image of the volume as it was at the time the snapshot was taken. SnapShotServer works with both StandbyServer and OFFSite Archive.

Competition

The competition in the storage systems market consists of a small group of leading vendors, such as EMC, Hewlett Packard, IBM, Hitachi Data Systems, and Network Appliance, and a cadre of hardware and software companies who OEM, remarket, or aggregate storage products from third parties.

Our products compete in the data management software segments. The cost barriers for entry into these markets are relatively low, which means our competitors can range from small companies with limited resources to large, more established companies with substantial resources. Some competitors have substantially greater financial, technical, marketing, sales, distribution, and personnel resources.

Strategy

Our goal is to be a leading supplier of data management solutions that work seamlessly with major operating system and storage vendors’ hardware and software solutions and deliver advanced storage management for small, medium, and enterprise organizations.

As part of our current strategy:

•	We intend to continue to increase and leverage our base of partners, including OEMs, distributors, and value-added resellers (VARs).

•	We intend to further expand our international presence and partner base worldwide.

•	We intend to continue to focus on systems integrators and other strategic partners to open new avenues of distribution for our products and solutions.

•	Working at the field sales level with our strategic partners, we intend to leverage their expertise to provide joint solutions to their customer base.

Sales and Marketing Strategy

Our sales and marketing strategy is to further establish strong partnerships with storage vendors and storage channel partners worldwide in order to introduce and promote joint solutions. We have been targeting large Novell NetWare and GroupWise customers with Managed Server HSM for NetWare and are also now using the same strategy to target organizations using Microsoft Windows operating systems.

Strategic Partnerships

To take advantage of the large NetWare customer installed base, we have partnered with firms such as Novell, Computer Associates, and EMC to solicit introductions into their accounts as an approved technology partner. We receive numerous leads generated from Novell’s website as a result of our partnership, whereby visitors to their website can search for third-party NetWare solutions and are provided access to our website link. We are also engaging Novell sales and service engineers at the field level to gain introductions and access to their accounts. Our ability to support both Netware and Windows is an advantage no matter which operating system an account wishes to acquire.

We partner with EMC to promote joint sales of their Centera (magnetic WORM compliance) subsystem through Managed Server HSM - Centera Proven Edition, which is EMC certified through strict independent testing. EMC selected Veritest to perform integration testing for EMC Centera, which utilize a range of rigorous test criteria designed by EMC and Veritest to ensure each certified partner meet a very high level of quality and operability.

The certification of Managed Server HSM for Windows 2000 and our partnership with Microsoft was another milestone in our strategic plan for multi-platform distribution. Adding support for Windows 2003 servers has opened up new partnering opportunities with other strategic storage vendors.

The first strategic partnership to specifically utilize Managed Server HSM for Windows technology is with CA under the OEM Licensing and Distribution Agreement signed on June 30, 2005. As of the date of this filing CA (formerly known as Computer Associates) and CaminoSoft are working on a plan to jointly sell CaminoSoft’s products in conjunction with CA’s line of BrightStor and Unicenter products. CaminoSoft will now directly sell its products into CA customer prospects needing the data management and data movement provided by CaminoSoft’s ILM product line. This will allow CA to focus on its suite of enterprise level products while we focus on the mutli tiered storage environment solutions within these joint sales.

IBM has certified our Managed Server products with Ready for IBM Tivoli Software validation. CaminoSoft can now offer its suite of data management solutions for use in existing and future IBM Tivoli Storage Manager environments. Managed Server HSM Tivoli Edition will provide users of Tivoli back up and Tivoli storage pools the full range of benefits provided by automated multi-tiered HSM. Our strategic plan includes leveraging these capabilities and IBM’s distribution channel to help CaminoSoft promote this relationship and new product offerings in the upcoming fiscal year.

Channel Partnerships

In addition to working with large storage vendors to gain assess to their installed base of customers, CaminoSoft is expanding its value added reseller (“VAR”) program to recruit high-end storage resellers, VARs, and Systems Integrators to do the same with their customer base. During the prior fiscal year we announced a Premier Reseller program to target these high-end channel partners with a goal of having broad geographic and industry coverage.

Working with our strategic partner storage vendors, we intend to bring on additional non-exclusive distributors worldwide that support our strategy and open new markets for our ILM solutions. The strategic partner relationships developed during the current fiscal year will also open additional distribution channels not previously available to CaminoSoft.

Major Customer

We currently rely upon one distributor for between 11-20% of our aggregate gross revenues. If we were to lose this distributor, our operations would be materially effected.

Technology Partnerships

To assist us in providing as much of a complete solution as possible for our target markets and clients, we will continue to establish technology partnerships that broaden our product portfolio. We signed an integration and distribution agreement with Pegasus Disk Technologies to distribute InveStore archive management software drivers for UDO, magneto-optical, and DVD management. CaminoSoft also completed certification testing and announced solutions combining Managed Server HSM for NetWare and Windows 2000/2003 with nStor’s NexStor® 4700 Serial ATA data storage systems. The combination provides users with reliable lower cost storage, and increased data availability for storing migrated information from expensive production storage.

We have also established partnerships with two firms that provide e-mail archiving solutions: The Messaging Architects (Novell GroupWise e-mail systems) and Executive Technologies (Microsoft Exchange/Outlook email systems). Together, we provide the basic platform for e-mail and electronic document retention policy compliance.

Employees

As of November 2, 2007, CaminoSoft had 9 full-time employees and employs additional people as consultants on a full time basis as needed.

Properties

As of November 2, 2007, CaminoSoft leases one office facility in Westlake Village, California for its executive offices pursuant to a lease extension expiring January 31, 2008, at a rental rate of $10,035 per month.

Legal Proceedings

CaminoSoft may, from time to time, be involved in legal proceedings, claims and litigation arising in the ordinary course of business. It is possible the outcome of such legal proceedings, claims and litigation could have a material effect on the operating results or cash flows when resolved in a future period. These matters are not expected to have a material adverse effect upon CaminoSoft’s financial statements.

Currently CaminoSoft has no ongoing legal proceedings.

Description of Securities

General

Our authorized capital consists of 100,000,000 shares of common stock, no par value per share. As of November 2, 2007, we had 14,258,756 shares of common stock outstanding. We have no shares of preferred stock issued or outstanding.

Common Stock

Subject to rights which may be granted to holders of preferred stock in the future, each share of our common stock is entitled to one vote at all meetings of our shareholders. Our common shareholders are not permitted to cumulate votes in the election of directors. All shares of our common stock are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional shares of our common stock. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to receive, on a pro rata basis, all of our assets remaining after satisfaction of all liabilities and preferences of outstanding preferred stock, if any.

Transfer Agent

Our transfer agent is U.S. Stock Transfer Corporation in Glendale, California.

Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

As of August 31, 2007, the directors and executive officers of CaminoSoft are as follows:

Name	Age	Position
Robert Pearson	71	Director

Robert Degan	68	Chairman of the Board

Stephen Crosson	48	Chief Financial Officer, Chief Operating Officer

Russell Cleveland	68	Director

Michael Skelton	56	Chief Executive Officer, Director

Lee Pryor	70	Director

Robert Pearson. Mr. Pearson, who became a director in 1997, has been associated with Renaissance Capital Group (“RCG”) since April 1994. RCG is the investment advisor of the largest shareholders of CaminoSoft. Presently, Mr. Pearson serves as a Senior Vice President and Director of Corporate Finance of RCG. He served as Executive Vice President of the Thomas Group from May 1990 to March 1994. For 25 years, Mr. Pearson held various senior management positions at Texas Instruments, including Vice President of Finance from October 1983 to June 1985. Mr. Pearson holds directorships in the following companies: Poore Brothers, a manufacturer of snack food products; Advanced Power Technology, Inc., a power semiconductor manufacturer; eOriginal, Inc., a privately owned developer of technology and software for creation of electronic contracts; Laserscope, Inc., a marketer and manufacturer of lasers for medial use; and Simtek Corporation, a fables semiconductor company that designs and markets non-volatile static random access memories.

Robert Degan. Mr. Degan became a director in January 2001 and was named Chairman in March 2006. From 1989 to 1996, Mr. Degan was President and Chief Executive Officer of Tylink Corporation, a private company, which designs, manufactures and markets digital access products. In August, 1996, Tylink Corporation was acquired by Sync Research a public company. From August 1996 to December 1996 Mr. Degan was Executive Vice President of Sync Research. From 1997 to 1998, Mr. Degan was Chairman, President and Chief Executive Officer of Summa Four Inc., a public company, which is a leading provider of switching platforms. In 1998 Summa Four, Inc. was acquired by Cisco Systems, Inc. and from November 1998 through December 1999 Mr. Degan was General Manager of the Enhanced Services and Migration business unit of Cisco Systems, Inc. From January 2000 to the present, Mr. Degan has been a private investor. Mr. Degan holds a directorship with Overland Storage, a data storage manufacturing firm and Flexi International, both NASDAQ companies.

Stephen Crosson. Mr. Crosson joined CaminoSoft in March 1985 and was manager of accounting and government contracts and logistics. In September 1989, Mr. Crosson became a financial analysis officer with First Interstate Banks Controller’s office. In March 1992, Mr. Crosson returned to CaminoSoft as Director of Operations. In April 1995, he became Vice President of Operations. In January of 1997, Mr. Crosson became Corporate Secretary and in April 1998 he became Chief Operating Officer and Treasurer. In January 2003, Mr. Crosson became the Chief Executive Officer, and in August 2003, Mr. Crosson was elected a director. In April 2004, Mr. Crosson became the Chief Financial Officer. Currently Mr. Crosson is the Chief Financial Officer, Chief Operating Officer and Corporate Secretary.

Russell Cleveland. Mr. Cleveland became a director in February 2004. Mr. Cleveland is the President, Chief Executive Officer, sole director, and the majority shareholder of the RENN Capital Group, Inc. Mr. Cleveland has been with RENN Group in these capacities for over ten years since the first fund was formed in 1994. He is a Chartered Financial Analyst with more than 35 years experience as a specialist in investments for smaller capitalization companies. A graduate of the Wharton School of Business, Mr. Cleveland serves on the Boards of Directors of Renaissance US Growth Investment Trust PLC, BFS US Special Opportunities Trust PLC, Renaissance Capital Growth & Income Fund III, Inc., Integrated Security Systems, Inc., Tutogen Medical, Inc., Digital Recorders, Inc., and Cover-All Technologies, Inc.

Michael Skelton. Mr. Skelton joined CaminoSoft in April 2004 as the Chief Executive Officer. From August 2001 to April 2004, Mr. Skelton was an interim executive management consultant working with public and private technology companies. From 1987 to 1992, Mr. Skelton was Vice President and General Manager of TAB Products Co., a records management company. From 1993 to 1995, Mr. Skelton was Vice President of Sales and Marketing for SCO Inc., a company that provides UNIX operating system software. From 1996 to 1997, Mr. Skelton was President and C.E.O. of TracePoint Technology, Inc., a provider of software developer tools. From 1998 to 1999, Mr. Skelton was Vice President of Sales for NetManage, Inc., a provider of enterprise application integration software and services. From January 2000 to July 2001, Mr. Skelton was President and C.E.O. of Menta Software, Ltd., which provided technology to web enable Microsoft Windows applications.

Lee Pryor. Mr. Pryor became a director in March 2006. Mr. Pryor is founder and chief executive officer of Interventures, LLC, an advisory and coaching services firm assisting start-up and late-stage entrepreneurial companies. During the past five years Mr. Pryor has provided advisory services to businesses for strategy evaluation, marketing programs and management best practices. Mr. Pryor also gives speeches on management and entrepreneurship and provides seminars and workshops on the topics of management, marketing and strategy to his clients. Mr. Pryor attended Johns Hopkins University, the U.S. Naval Academy, and Northwestern University. He is a frequent speaker at venture capital conferences, association meetings, and business schools on such topics as strategy, leadership, and managing for success.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or charged by us to become directors or executive officers.

Meetings; Attendance; Committees

CaminoSoft’s Board of Directors has an Audit Committee. The duties of the Audit Committee include (i) recommending to the Board the engagement of the independent auditors, (ii) reviewing the scope and results of the yearly audit by the independent auditors, (iii) reviewing our system of internal controls of procedures, and (iv) investigating, when necessary, matters relating to the audit functions. It reports to the Board concerning its activities. The current members of this Committee are Messrs. Degan and Pryor. The Board of Directors has determined that Robert Degan is the Audit Committee Financial Expert and Mr. Degan is deemed to be independent under applicable rules. Mr. Degan serves as the audit committee chairman. The audit committee held four meetings during the current fiscal year.

The Board also has a Compensation Committee. The Compensation Committee makes recommendations to the Board concerning compensation and other matters relating to employees. The Committee also grants options under, and administers, our Stock Option Plan. The current members of the Committee are Messrs. Degan and Pryor. Mr. Pryor serves as chairman of the compensation committee. The Compensation Committee held two meetings during the current fiscal year.

Director Compensation

Directors do not receive any annual compensation. Outside directors receive $1,000 each for each meeting attended and reimbursement for reasonable out-of-pocket expenses incurred for attending meetings. Mr. Pearson and Mr. Cleveland have waived the meeting fees. The board has held 9 meetings during the current fiscal year.

Employment Agreements

During the fiscal year ended September 30, 2004, CaminoSoft entered into an employment agreement with Michael Skelton (C.E.O. & Director). Mr. Skelton will receive a $14,000 per month salary for an indeterminate period of time. CaminoSoft or Mr. Skelton may terminate the contract at any time. If Mr. Skelton is terminated without cause he will receive salary and benefits for up to 6 months after termination.

During the fiscal year ended September 30, 2003, CaminoSoft entered into a two-year employment agreement with Mr. Stephen Crosson to be Chief Executive Officer of CaminoSoft reporting to the Chairman of the Board of Directors. The contract was for two years beginning August 1, 2003, with an annual salary of $150,000 per year with the possibility of bonuses at the discretion of the Board of Directors. The agreement was amended on April 19, 2004. Mr. Crosson is currently the Chief Financial Officer and Chief Operating Officer of CaminoSoft and will receive $12,500 per month for an indeterminate period of time. The contract includes a bonus fee of 1% of any acquisition price or licensing fee over $1,000,000 paid to CaminoSoft. If Mr. Crosson is terminated without cause he will receive salary and benefits for up to 6 months after termination.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires CaminoSoft’s executive officers and directors and persons who own more than 10% of a registered class of CaminoSoft’s equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common stock and other equity securities of CaminoSoft, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by Commission regulations to furnish CaminoSoft with copies of all Section 16(a) reports they file. Based solely upon CaminoSoft’s review of the copies of such forms it receives and written representations from such persons, CaminoSoft believes that through the date of filing this registration statement, all such filing requirements were complied with by each such applicable person.

Code of Ethics

CaminoSoft has adopted a code of ethics that applies to CaminoSoft’s principal executive officer, principal financial officer and principal accounting officer. We have previously filed a copy of our Code of Ethics as an Exhibit to our Annual Report on Form 10-KSB for our fiscal year 2004, and the same is incorporated herein by this reference. In addition, a copy of our code of ethics can be obtained by writing our company at 600 Hampshire Road, Suite 105, Westlake Village, California 91361.

Executive Compensation

The following table sets forth the compensation paid by CaminoSoft for its fiscal years ended September 30, 2006 and 2005 to its Chief Executive Officer and Chief Financial Officer (the “Named Executive Officers”). No other executive officer received compensation that exceeded $100,000 for the fiscal year ended September 30, 2006.

ANNUAL COMPENSATION					Long Term Compensation
NAME AND PRINCIPAL POSITION	FISCAL YEAR ENDED SEPTEMBER 30,	SALARY	BONUS	ALL OTHER COMPENSATION	Awards Securities Underlying Options SARs
Michael Skelton, Chief Executive Officer	2006	$168,000	—	—	—
Chief Executive Officer & Director	2005	$168,000	39,000	—
Stephen Crosson	2006	$150,000	—	—	100,000
Chief Financial Officer	2005	$150,000	39,000	—	—
Corporate Secretary & Director	—	—	—	—	—

The remuneration described in the above table does not include our cost of benefits furnished to the named executive officers, including premiums for health insurance and other personal benefits provided to such individuals that are extended to all of our employees in connection with their employment. Perquisites and other personal benefits, securities, or property received by an executive officer are either the lesser of $50,000 or 10% of the total salary and bonus reported for each named executive officer, except as otherwise disclosed.

Option Grants in 2007

The following table sets forth certain information regarding option grants to the Named Executive Officers during fiscal year ended September 30, 2006. There have been no options granted to the Named Executive Officers during fiscal year 2007.

NAME	Number of Securities Underlying Options Granted	Percentage of Total Options Granted to Employees in 2006	Average Price Per Share	Expiration Date
Michael Skelton	—	—	—	—
Stephen Crosson	100,000	30.21%	1.14	12/8/09

Option Exercises and Fiscal Year-End Values

The following table sets forth the number of common stock options, both exercisable and unexercisable, held by each of our Named Executive Officers and the value of any in-the-money options at September 30, 2006, utilizing a value of $0.27 per share, the closing price of CaminoSoft’s common stock on the OTC Bulletin Board on September 30, 2006.

			Number of Securities Underlying Unexercised Options at Year-End		Value of Unexercised in the Money Options at Year-End
Name	Shares Acquired On Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Michael Skelton	—	—	700,000	700,000	—	—
Stephen Crosson	—	—	983,000	100,000	—	—

There were no options exercised by the Named Executive Officers since the commencement of fiscal year 2007.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of CaminoSoft’s common stock as of August 31, 2007 by (i) each person who is known by CaminoSoft to own beneficially more than 5% of CaminoSoft’s outstanding common stock; (ii) each of CaminoSoft’s directors; (iii) the named Executive Officers; and (iv) executive officers and directors of CaminoSoft as a group:

	COMMON STOCK(1)
NAME AND ADDRESS (2)	NUMBER OF SHARES		PERCENTAGE OF OUTSTANDING(3)
Robert Pearson (4)	—		—
Robert Degan	303,000	(5)	2.08
Russell Cleveland (4)	—		—
Lee Pryor	35,000	(6)	0.24
Stephen Crosson	1,230, 770	(7)	8.06
Michael Skelton	1,091,785	(8)	7.13
Renaissance Capital Growth & Income Fund III, Inc.	5,321,226	(9)	33.17
8080 N. Central Expressway Suite 210 Dallas, Texas
Renaissance US Growth & Income Trust PLC	4,667,698	(10)	29.32
8080 N. Central Expressway Suite 210 Dallas, Texas
BFSUS Special Opportunities Trust PLC	7,062,282	(11)	37.15
8080 N. Central Expressway Suite 210 Dallas, Texas
All executive officers and directors as a group (5 persons)	2,660,555		18.66
(1)
As used herein, the term beneficial ownership is defined by Rule 13d-3 under the Securities Exchange Act of 1934 as consisting of sole or shared voting power and/or sole or shared investment power subject to community property laws where applicable. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on August 31, 2007.

(2)	Except as indicated, the address of each person is c/o the Company at 600 Hampshire Road, #105, Westlake Village, California 91361.
(3)	Based on 14,258,756 shares of Common Stock outstanding as of August 31, 2007.
(4)
Does not include any shares owned by the Renaissance Funds described in the table. Mr. Pearson is an executive officer of Renaissance Capital Group, Inc. (“RCG”), which is the investment advisor to the Renaissance Funds and BFS US, and the investment manager of Renaissance U.S.

(5)
Includes four-year non-qualified options from the Company to purchase 50,000 shares at $.95 per share, 35,000 shares from the Company at $.61 per share, 85,000 shares from the Company at $.44 per share, options to purchase 85,000 shares from the Company at $0.41 per share, and options to purchase 35,000 shares at $0.62 per share.

(6)	Includes four-year non-qualified options from the Company to purchase 35,000 shares at $0.62 per share.
(7)
Includes currently exercisable options to purchase 48,000 shares from the Company at $.56 per share, 120,000 shares from the Company at $3.87 per share, 60,000 shares from the Company at $5.00 per share, 120,000 shares from the Company at $1.55 per share, 50,000 shares from the Company at $0.95 per share, 100,000 shares from the Company at $0.61 per share, 100,000 shares from the Company at $.44 per share, options to purchase 300,000 shares at $0.55 per share,options to purchase 85,000 shares at $0.41 per share, options to purchase 25,000 shares at $1.14 per share and does not include 75,000 options not currently exercisable.

(8)	Includes currently exercisable options from the Company to purchase 1,050,000 shares at $0.63 per share. Does not include 350,000 options not currently exercisable.
(9)
RCG is the investment advisor of the Renaissance Funds. The Common Shares deemed to be beneficially owned by the Renaissance Capital Growth and Income Fund III, are comprised of 3,539,414 shares of our Common Stock, options to purchase 26,500 shares at $0.95 per share, options to purchase 18,550 shares at $0.61 per share, options to purchase 38,250 shares at $0.44 per share, options to purchase 37,400 shares at $0.41 per share, warrants to purchase 540,541 shares at $0.74 per share, warrants to purchase 540,540 shares at $1.11 per share, warrants to purchase 471,698 shares at $0.53 per share, warrants to purchase 58,333 shares at $1.14 per share and warrants to purchase 50,000 shares at $0.86 per share. All of such securities are owned by the Renaissance Funds as described herein.

(10)
RCG is the Investment Manager of Renaissance US. The Common Shares deemed to be beneficially owned by the Renaissance US Fund are comprised of 3,006,585 shares of our Common Stock and warrants to purchase 540,541 shares at $0.74 per share, warrants to purchase 540,540 shares at $1.11 per share, warrants to purchase 471,698 shares at $0.53 per share, warrants to purchase 58,334 shares at $1.14 per share and warrants to purchase 50,000 shares at $0.86 per share.

(11)
RCG is the Investment Advisor for BFS US. The Common Shares deemed to be beneficially owned by BFS US are comprised of 2,312,818 shares of Common Stock and 3,088,352 shares of Common Stock issuable upon conversion of an aggregate of $1,750,000 of 6% Convertible Debenture at a weighted average conversion price of $0.63 per share. Also includes warrants to purchase 540,541 shares at $0.74 per share, warrants to purchase 540,540 shares at $1.11 per share, warrants to purchase 471,698 shares at $0.53 per share, warrants to purchase 58,333 shares at $1.14 per share and warrants to purchase 50,000 shares at $0.86 per share.

Equity Compensation Plan Information

The following table sets forth certain information regarding CaminoSoft’s 2000 Stock Option Plan. All information set forth below is as of August 31, 2007.

	Number of Securities to Be issued upon exercise Of outstanding options, Warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities warrants and rights warrants and rights reflected in (a)) (a) (b) (c)
Equity compensation Plans approved by Security holders	9,676,837	$0.95	1,306,500
Equity compensation Plans not approved by Holders	—	—	—
TOTAL	9,676,837	$0.95	1,306,500

Shareholder Approved Plans:

The 2000 Stock Option Plan

CaminoSoft’s shareholders approved the 2000 Stock Option Plan as amended (the “Plan”) in April 2001. Currently, the Plan authorizes the grant of options to purchase up to 6,000,000 shares of CaminoSoft’s common stock, of which options to purchase 1,306,500 shares were available for future issuance as of August 31, 2007.

Non-Shareholder-Approved Plans:

There were no Non-Shareholder Approved Plans as of August 31, 2007.

Certain Transactions with Related Persons, Promoters and Certain Control Persons.

On November 27, 2002, CaminoSoft entered into a $1,000,000 6% Convertible Debenture Agreement with BFS US (the “BFS US Debenture”). The full amount was drawn during the fiscal year ended September 30, 2003. Interest of 6% per annum will be paid in monthly installments for three years based on the unpaid principal balance. The BFS US Debenture originally matured on November 27, 2005, at which time the unpaid Principal Amount, and all accrued and unpaid interest and other charges, fees, and payments was due and payable. The conversion price is set at $1.00 unless, however, the five (5)-day average closing price for CaminoSoft’s common stock immediately prior to a disbursement is below $1.00, in which case, such five (5)-day average shall become the Conversion Price. As of September 30, 2005, we had a note payable principal balance of $1,000,000 in connection with this convertible debenture and no further funds available to borrow on this debenture. The debenture has certain non-operating covenants associated with the loan. During the fiscal year and as of September 30, 2006, CaminoSoft was in compliance with these covenants.

During July 2003, the BFS US entered into a $750,000 6% Convertible Debenture with CaminoSoft. The full amount was drawn during the fiscal year ended September 30, 2003. Interest at a rate of 6% per annum is payable in monthly installments for 26 months based on the unpaid principal balance. The debenture originally matured on November 27, 2005, at which time the unpaid Principal Amount, and all accrued and unpaid interest and other charges, fees, and payments then due under the debenture was due and payable in full. The debenture is convertible, at the option of the holder into shares of CaminoSoft’s common stock, with an initial conversion price of $0.50 per share. However, if the five (5) day average closing price for the Common Stock immediately prior to each disbursement is below the $0.50 initial conversion price, the average closing price for such period shall become the conversion price. As of September 30, 2004, we had a note payable principal balance of $750,000 in connection with this convertible debenture and no further funds available to borrow on this debenture. The debenture has certain non-operating covenants associated with the loan. During the fiscal year and as of September 30, 2006, CaminoSoft was in compliance with these covenants.

During October 2005, CaminoSoft negotiated an extension of the two parts of the Convertible Debenture with a total principal balance of $1,750,000. Pursuant to a Renewal and Modification agreement dated as of October 28, 2005, the lender agreed to extend the maturity date of certain 6% Convertible Debentures in the aggregate principal amount of $1,750,000 to May 27, 2007. In consideration of such extension, CaminoSoft agreed to grant lender a five-year warrant to purchase 175,000 shares of CaminoSoft common stock at an exercise price of $1.14 per share (subject to adjustment). On May 7, 2007, the lender agreed to extend the maturity date of the $1,750,000 Convertible Debenture until November 27, 2007.The estimated value of the warrant ($166,093) was recorded on CaminoSoft financial statements as debt discount, and is being amortized over the term of the extension.

On December 18, 2003, CaminoSoft issued to the Renaissance Funds, BFS US and Renaissance US in a private placement an aggregate of 3,243,243 shares of common stock and 5-year warrants to purchase an aggregate of 3,243,243 shares with 50% of the warrants at an exercise price of $0.74 per share and 50% at an exercise price of $1.11 per share for $1,200,000. The investors are affiliated with Renaissance Capital Group, Inc. See “Security Ownership of Certain Beneficial Owners and Management.”

During July 2004, CaminoSoft received $750,000 from a two year secured loan from Renaissance Capital Group, Inc. managed funds. Interest is payable at 7% per annum in monthly installments based on the outstanding principal balance. As part of the funding, CaminoSoft issued five year warrants to purchase an aggregate of 1,415,094 shares of Common Stock at an exercise price of $0.53 per share.

On February 21, 2006, CaminoSoft issued to Renaissance Capital, BFS US and Renaissance US an aggregate of 150,000 warrants to purchase shares of common stock at $0.86 per share in consideration of the agreement to extend notes payable to Renaissance Capital, BFS US and Renaissance US in the aggregate principal amount of $750,000 for an 18 month extension of the maturity date. The new maturity date for the notes will be January 19, 2008. CaminoSoft will continue to pay 7% interest on a monthly basis based on the current outstanding principal balance of $750,000.

On February 21, 2006, CaminoSoft issued to BFS US and Renaissance US an aggregate of 697,674 shares of common stock at a price of $0.86 per share in a private placement for $600,000.

On February 7, 2007, CaminoSoft received an aggregate of $200,000 from two three month secured convertible notes from two of RENN Capital Groups managed funds. Interest of 8% will be paid in monthly installments during the term of the notes. The notes mature on May 7, 2007, at which time all principal and accrued and unpaid interest will be due and payable in full. The notes are convertible at the option of the holder, into shares of CaminoSoft’s common stock, with an initial conversion price of $0.30 per share. The funds are being used to support the operations of CaminoSoft. Each holder of a note may convert in whole or in part the outstanding principal plus accrued but unpaid interest into CaminoSoft’s common stock at a conversion price of $0.30 per share. In the event that CaminoSoft issues additional common stock, or securities convertible into common stock, at a price lower than the conversion price while these notes are outstanding, the conversion price of these notes will automatically adjust downward to such price at which the new common stock has been issued. The conversion price of the note, however, shall never be adjusted to less than $0.01 per share. Pursuant to renewal and modification agreements dated May 7, 2007, the RENN Capital Group has agreed to extend the maturity dates of two $100,000 notes payable until November 7, 2007. CaminoSoft will continue to pay 8% interest monthly based on the current outstanding principal balance of $200,000. Also included in the amendment is a minimum price per share of not less than $0.01 per share for the $200,000 notes receivable, which have an initial conversion price of $0.30 per share.

Principal Accountant Fees and Services

Audit Fees

During CaminoSoft’s fiscal year ended September 30, 2006, Weinberg & Company, P.A., was the principal accountant and billed $68,177 for professional services for the audit of CaminoSoft’s annual financial statements and review of CaminoSoft’s financial statements included in CaminoSoft’s Form 10-QSB’s. The estimated fees for professional services associated with the audit of CaminoSoft’s annual financial statements and review of CaminoSoft’s financial statements included in CaminoSoft’s Form 10-QSB’s for the current fiscal year are $70,000.

The Audit Committee approves in advance audit and non-audit services to be provided by Weinberg & Co. P.A. In other cases, in accordance with Rule 2-01(c)(7) of Securities and Exchange Commission Regulation S-X, the Audit Committee has delegated pre-approval authority to the Chairman of the Audit Committee for matters which arise or otherwise require approval between regularly scheduled meetings of the Audit Committee, provided that the Chairman report such approvals to the Audit Committee at the next regularly scheduled meeting of the Audit Committee.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with CaminoSoft’s financial statements and related notes incorporated by reference elsewhere in this proxy statement-prospectus.

Three-Month Periods Ended June 30, 2007 and June 30, 2006

Sales during the current quarter increased by approximately $334,000, or 93%, as compared to the quarter ended June 30, 2006 resulting from multiple large sales during the quarter and continued effort to capitalize on the sales activities with product and distribution partners. CaminoSoft is continuing its focus on distribution partners and integrated sales which have created a pipeline of larger enterprise deals which have longer sales cycles. Our sales team believes as we continue the transition to supporting more enterprise size deals with our partners, our ability to project time to close deals will improve. Many of these sales include multiple partners and products which can create additional testing and integration also creating a greater dependency on others to close deals. Deferred revenue for sales of annual service contracts decreased as compared to the balance at September 30, 2006 by approximately $188,000, due to recognition of royalties by CA for OEM licensed products completion of several product implementations allowing recognition of approximately $100,000 in deferred revenue for the current three month period. The deferred revenue balance is approximately $946,000 as of June 30, 2007. Approximately $763,000 of the deferred revenue will be recognized as revenue during the next twelve month period. The remaining balance of approximately $183,000 in deferred revenue was generated from prepaid royalties and will be taken into revenue ratably over the next two years. The transition into partner driven large deals has slowed the sales closing process more than anticipated. CaminoSoft currently has a significant pipeline of large sales prospects that have been delayed for a variety of reasons. CaminoSoft is gaining a better understanding of how large sales with multiple products involved are processed and closed. In addition, the run rate for sales of the high availability products for Novell NetWare continue to decline as compared to prior periods.

CaminoSoft’s HSM products represented approximately 79%, or $546,000, of the new product and support sales revenue for the current 3 month period with the high availability products representing approximately 14%, or $100,000, of the current quarter’s revenue. Approximately 89% of the revenue from the high availability products resulted from renewal and recognition of annual service contract revenue during the quarter. Revenue recognized from annual service contracts in total represented approximately $250,000, or 36%, of the total revenue for the current quarter. The service revenue is taken ratably over the term of the service contracts. During the current quarter, CaminoSoft continued to concentrate on selling and developing the sales infrastructure to support the sales forces of O.E.M. partners and integrators who distribute CaminoSoft’s solutions. CaminoSoft also continued development of new editions of the HSM software for compatibility with additional storage and archiving platforms. These products will be released for general distribution periodically during the remainder of the fiscal year.

Cost of sales for the current quarter increased as compared to the quarter ended June 30, 2006 by approximately $53,000, or 124%. Approximately $51,000 of the cost of sales for the current quarter is from cost of sales for one large overseas sale, while amortization of capitalized software development expense of approximately $11,600 remained consistent. Cost of sales includes third party software and hardware expense for sales of integrated systems including CaminoSoft’s software solutions pre-loaded on storage hardware. There were no sales of hardware and no related hardware cost of sales expense during the current quarter. The amortization of capitalized software has stabilized with no additional software capitalization during the prior twelve months. Software development amortization represented 12% of the total cost of sales for the current quarter. Commission and other direct selling expenses made up the remaining 88% of cost of sales for the current quarter. Gross profit increased in the current quarter as compared to June 30, 2006 by approximately $281,000, or 88%, due to the increase in sales for the current quarter as compared to the quarter ended June 30, 2006.

Selling and administrative expenses decreased as compared to the quarter ended June 30, 2006 by approximately $95,000, or 17%. The reduction is a result of CaminoSoft’s continuing effort to reduce non essential expense and minimize any required expense. All expenses not included in cost of sales, research and development, depreciation or interest expense are included in the selling and administrative category. The largest component of selling and administrative expenses are the employee wages and payroll taxes, which constituted approximately $305,000, or 63%, of the total selling and administrative expense for the current quarter. CaminoSoft anticipates selling and administrative expenses will remain consistent for the remainder of the current fiscal year.

Depreciation and amortization expenses decreased approximately $1,300, or 27%, as compared to the quarter ended June 30, 2006 due to certain office, test equipment, furniture and fixture items fully depreciated at the beginning of the current fiscal quarter.

Research and development expense for the current quarter of $101,250 decreased as compared to the quarter ended June 30, 2006 by approximately $37,000, or 27%. Research and development expense will fluctuate up or down depending on the status and completion of projects. During the current quarter, no development expense was capitalized under SFAS 86 for software development.

CaminoSoft had a profit from operations for the current three-month period of approximately $12,500 as compared to a loss from operations of approximately $402,000 for the three months ended June 30, 2006. The 93% increase in sales and reduction in selling and administrative expenses of approximately 17% for the current quarter combined to represent the difference.

During the current quarter, CaminoSoft had net interest expense of approximately $79,000 as compared to approximately $85,000 in net interest expense during the prior year’s quarter. The decrease of approximately $5,000, or 6%, in interest expense is a result of reduction in monthly non cash interest charges based on current loan payable balances and warrant expenses relating to an extension of the convertible debenture and loan payable maturity dates. Currently CaminoSoft has a principal balance of $1,750,000 on a convertible debenture from RENN Capital Group, with 6% interest paid monthly. Included in current interest expense is the amortization of debt discount for warrants granted as part of the convertible debenture referenced above. CaminoSoft also has a principal balance of $750,000, in connection with a two year 7% loan from RENN Capital Group. During the prior fiscal year, CaminoSoft issued an aggregate of 150,000 warrants to purchase CaminoSoft’s common stock as part of an agreement to extend the maturity date of the loan payable to January 2008. CaminoSoft also has a principal balance of $200,000 for a short term loan from RENN Capital Group with interest of 8% paid in monthly installments. Cash interest for the current quarter of approximately $43,000, represented approximately 54% of the total interest expense for the quarter.

Nine-Month Periods Ended June 30, 2007 and June 30, 2006

Sales during the current nine month period increased by approximately $383,000 or 28% as compared to the nine months ended June 30, 2006, resulting from the continued effort to sell through strategic partners and distribution channel. CaminoSoft is continuing its focus on distribution partners and integrated sales which have created a pipeline of larger enterprise deals which have longer sales cycles. During the period CaminoSoft closed two deals in excess of $100,000 each. CaminoSoft plans to continue its focus on sales with technology and distribution partners throughout the remainder of the current fiscal year.

CaminoSoft’s HSM products represented approximately 79%, or $1,374,000, of the new product and support sales revenue for the current nine month period with the high availability products representing approximately 18% or $308,000, of the current nine month period revenue. Revenue recognized from annual service contracts in total represented approximately $638,000, or 37% of the total revenue from the current nine month period. The deferred revenue balance total as of June 30, 2007, is approximately $946,000.

Cost of sales increased as compared to the nine months ended June 30, 2006, by approximately $44,000 or 39%. Amortization of capitalized software development represented approximately $35,000 or 22% of the total cost of sales for the current nine month period. Commission and direct cost of sales represented the remaining 78% of cost of sales for the current nine month period. Gross profit increased for the current nine month period by approximately $340,000 or 27% as compared to the nine months ended June 30, 2006, as a result of the 28% increase in sales during the current nine month period.

Selling and administrative expenses decreased by approximately $178,000, or 11% as compared to the nine months ended June 30, 2006 as a result of CaminoSoft’s continued effort to reduce expenses. All expenses not included in cost of sales, depreciation, research and development and interest are included in selling and administrative expense. The largest component of selling and administrative expenses is employee wages and payroll taxes, which represented approximately $896,000, or 62% of the total selling and administrative expense for the current nine month period. CaminoSoft anticipates these expenses will remain consistent for the remainder of the current fiscal year.

Depreciation and amortization expenses decreased by approximately $4,400, or 27% as compared to the nine months ended June 30, 2006, due to certain fixed assets reaching full depreciation during the prior fiscal year.

Research and development expenses for the current nine month period of approximately $283,000, decreased as compared to the nine months ended June 30, 2006, by approximately $70,000, or 20%. Research and development expense will fluctuate depending on the status and completion of technology development projects. CaminoSoft plans to continue with research and development projects throughout the remainder of the current fiscal year. During the current nine month period, no development expense was capitalized under SFAS 86 for software development.

CaminoSoft had a loss from operations for the current nine month period of approximately $159,000 as compared to a loss from operations of approximately $751,000 for the nine months ended June 30, 2006. The reduction in the operating loss was a result of the increase in sales and continued reduction in operating expenses for the current nine month period.

During the current nine month period CaminoSoft had net interest expense of approximately $251,000 as compared to net interest expense of approximately $293,000 for the nine months ended June 30, 2006. The reduction was due to decreased amortization expense for debt discount during the current nine month period as carrying values of the warrants associated with the debt is reduced. Currently CaminoSoft has principal balances of $1,750,000 on a 6% convertible debenture, $750,000 on a 7% note payable and $200,000 on an 8% note payable. Cash interest during the current nine month period was approximately $124,000 as compared to cash interest of approximately $118,000 during the nine months ended June 30, 2006. Cash interest of approximately $124,000 represented approximately 49% of the interest expense during the current nine-month period.

Liquidity and Capital Resources

 Cash balance as of June 30, 2007 of approximately $131,000 showed a decrease of approximately $310,000, or 70%, as compared to the cash balance at year end September 30, 2006. Decrease in cash was offset by a $200,000 loan from RENN Capital Group in February 2007. Accounts receivable balances increased by approximately $204,000 as compared to September 30, 2006.

During July 2004, CaminoSoft received $750,000 from a two year secured loan from Renaissance Capital Group managed funds. Interest is being paid at 7% in monthly installments based on the outstanding principal balance. As part of the funding, CaminoSoft issued five year warrants to purchase an aggregate of 1,415,094 shares of Common Stock at an exercise price of $0.53 per share. During February 2006, CaminoSoft issued to the Renaissance Capital Group managed funds an aggregate of 150,000 warrants to purchase CaminoSoft’s common stock at $0.86 per share in consideration of an agreement to extend the $750,000 loan payable maturity date for an additional 18 months. The new maturity date for the notes is January 19, 2008. CaminoSoft will continue to pay 7% interest on a monthly basis based on the then current outstanding principal balance. The estimated value of the warrants of $77,663 was recorded on CaminoSoft’s financial statements as debt discount and will be amortized over the term of the extension.

During September 2004, CaminoSoft issued 340,136 shares of common stock to Fusion Capital Partners, LLC as commitment shares in conjunction with a stock purchase agreement with Fusion Capital Fund II, LLC pursuant to which Fusion Capital agreed to purchase on each trading day during the term of the agreement $10,000 of our common stock up to an aggregate of $6,000,000. The $6,000,000 of common stock is to be purchased over a 30-month period, subject to a three month extension or earlier termination at CaminoSoft’s discretion. The purchase price of the shares of common stock will be equal to a price based upon the future market price of the common stock without any fixed discount to the market price. Fusion Capital does not have the right or the obligation to purchase shares of CaminoSoft’s common stock in the event that the market price of the common stock is less than $0.25 per share. During the prior fiscal year CaminoSoft wrote off approximately $262,000 in deferred financing representing the fair value of the commitment shares related to the common stock purchase agreement. At the time of the write off the price for CaminoSoft’s common stock was below the minimum price required by the agreement.

Pursuant to a Renewal and Modification Agreement dated October 28, 2005, the lender agreed to extend the maturity date of the two 6% Convertible Debentures dated November 27, 2002 in the aggregate principal amount of $1,750,000 to May 27, 2007. In consideration of such extension, CaminoSoft agreed to grant to the lender a five-year warrant to purchase 175,000 shares of Company Common Stock at an exercise price of $1.14 per share (subject to adjustment). The estimated value of the warrant ($166,093) was recorded on CaminoSoft financial statements as debt discount and will be amortized over the term of the extension.

On February 7, 2007, CaminoSoft received an aggregate of $200,000 from two three month secured convertible notes from two of RENN Capital Groups managed funds. Interest of 8% will be paid in monthly installments during the term of the notes. The notes mature on May 7, 2007, at which time all principal and accrued and unpaid interest will be due and payable in full. The notes are convertible at the option of the holder, into shares of CaminoSoft’s common stock, with an initial conversion price of $0.30 per share. The funds are being used to support the operations of CaminoSoft. Each holder of a note may convert in whole or in part the outstanding principal plus accrued but unpaid interest into CaminoSoft’s common stock at a conversion price of $0.30 per share. In the event that CaminoSoft issues additional common stock, or securities convertible into common stock, at a price lower than the conversion price while these notes are outstanding, the conversion price of these notes will automatically adjust downward to such price at which the new common stock has been issued. The conversion price of the note, however, shall never be adjusted to less than $0.01 per share.

If CaminoSoft’s revenue projections for 2007 are not met, the operating plan calls for expense reductions in all non-technical and sales related functions. Without an increase in revenues during fiscal year 2007, CaminoSoft will reduce expenses to compensate for lack of revenue growth. No assurances can be given that CaminoSoft will increase revenues or achieve profitability in 2007. CaminoSoft will require additional financing in order to expand its business and continue operations. Our working capital requirements in the foreseeable future will depend on a variety of factors including our ability to implement our sales and marketing plan. There can be no assurance that we will be able to successfully negotiate or obtain additional financing or the terms thereof. Our ability to obtain additional capital will be dependent on the implementation of our business plan, market conditions, the national economy and other factors outside our control. If adequate funds are not available or are not available at acceptable terms, our ability to finance our expansion, develop or enhance services or products or respond to competitive pressures would be significantly limited. The failure to secure necessary financing will have a material adverse effect on our business, prospects, financial condition and results of operations.

Fiscal Year Ended September 30, 2006 and September 30, 2005

During the current fiscal year, CaminoSoft continued to focus on development of features and upgrades on products, while expanding their functionalities to other operating platforms including Network Applicance filers. CaminoSoft has continued its sales and marketing strategy to focus on development and support for its data storage and management solutions and high availability solutions, while utilizing its partners’ sales, marketing and distribution channels. Revenues for the current fiscal year decreased by approximately 33%, from $2,637,000 in fiscal year 2005 to $1,773,000 for the current fiscal year. The revenue decrease was a result of multiple factors, including but not limited to transitioning the product line for enterprise selling opportunities which include bundling our software with partner software and hardware products. These enterprise sales have much longer sales cycles and can put CaminoSoft in a support role for the sale, which can also add complexity and time to the sales cycle. Sales for CaminoSoft’s software products were approximately $1,026,000 or 58% of the total revenue for the current fiscal year; annual service contracts constituted approximately 39% or approximately $692,000; and the remaining 3% of revenue was derived from installation and other services. The high availability products, StandbyServer and OFFSite Archive for NetWare accounted for approximately 15% of the total product sale revenue as compared to 13% in the prior fiscal year, with CaminoSoft’s core HSM technology for both NetWare and Windows representing the other 85% of the total product sale revenue for the current fiscal year. Billings for annual service contracts decreased during the current fiscal year due to decreased product sales of CaminoSoft’s HSM product line. Deferred revenue decreased from approximately $1,278,000 in the fiscal year ended September 30, 2005 to approximately $1,134,000 for the current fiscal year. The decrease in deferred revenue was due to the decrease in product sales during the current fiscal year. Cost of sales decreased from approximately $213,000 in the last fiscal year to approximately $157,000 in the current fiscal year representing a decrease of approximately 27%. The reduction is due to a decrease in additional sales of partner bundled software and hardware during the current fiscal year, which create additional cost of sales with each sale that includes additional software or hardware. Cost of sales as a percentage of revenue increased slightly from approximately 8% in fiscal year ended September 30, 2005 to approximately 9% during the current fiscal year. Gross profit decreased by approximately 33% or $808,000 from $2,424,000 in fiscal year 2005 to $1,616,000 in fiscal year 2006. The decrease in gross profit resulted from CaminoSoft’s decreased revenue from product sales during the current fiscal year.

Selling and administrative expenses for the current year were approximately $2,184,000, a decrease of approximately $255,000 or 10% as compared to fiscal year 2005. The decrease was a result of CaminoSoft’s continued effort to minimize overhead expenses while maintaining sales and marketing support for our partner and channel distribution strategy. The change from a direct sales approach to one of a support role for CaminoSoft’s OEM partners sales forces continued during the fiscal year, which reduced wage expense related to direct selling, while increasing the expense related to marketing and sales support for our OEM partners distribution channels. CaminoSoft intends to continue expansion of the sales and marketing support functions for direct selling and to continue training for both technical support teams and sales forces of CaminoSoft’s current and future distribution, and business partners.

Depreciation and amortization expense for the current fiscal year of approximately $21,000 increased approximately 10% or $2,000 as compared to fiscal year ended September 30, 2005. The depreciation expense increase is due to additional office and test equipment purchased at the end of fiscal 2005.

Research and development expense for the current year was approximately $484,000 as compared to approximately $474,000 for fiscal year 2005. This increase is a continuation of our development strategy of adding features and upgrades to current products while continuing development integrating new partner hardware and software compatible versions to our HSM software products. During the current fiscal year, CaminoSoft completed and certified its Managed Server HSM with Network Appliance, creating Managed Server HSM NetApp Edition. During the current fiscal year CaminoSoft also certified its Managed Server HSM products with IBM Tivoli DR550 storage platform. CaminoSoft now offers Managed Server HSM Tivoli Edition compatible with the IBM DR550. CaminoSoft began new research and development projects during the second half of the current year and plans to continue the research and development program during the coming year. As projects complete and become viable CaminoSoft expects to capitalize portions of the development expense during the upcoming fiscal year. CaminoSoft may also add additional consulting development resources during the upcoming fiscal year, which will contribute to the research and development expense during the upcoming fiscal year. These development project completions have added to CaminoSoft’s ability to gain additional market access through the sales and distribution channels of companies like EMC, IBM, Hitachi, Network Appliance and Computer Associates.

There were no other income items during the current or prior fiscal year. The current fiscal year included approximately $378,000 of interest expense related to borrowing balances, which is an increase in interest expense of approximately $115,000 over fiscal year 2005. Approximately $220,000 of the total current fiscal year interest expense was non cash debt discount representing the expense for warrants issued with debt which is being expensed over the term of the debentures and loan that make up the debt. Also included in other expense is a write off of approximately $262,000 in deferred financing expense because CaminoSoft determined it was unlikely the equity would be drawn on and therefore the costs were impaired.

Liquidity and Capital Resources

CaminoSoft incurred a net loss of $1,712,253 and $770,409 for the years ended September 30, 2006 and 2005, respectively, and has an accumulated deficit of $21,537,643 as of September 30, 2006. CaminoSoft will require additional financing in order to expand its business and continue operations. CaminoSoft’s working capital requirements in the foreseeable future will depend on a variety of factors including its ability to implement its sales and marketing plan. If adequate funds are not available or are not available at acceptable terms, CaminoSoft’s ability to finance its expansion, develop or enhance services or products or respond to competitive pressures would be significantly limited.

During fiscal year 2006, CaminoSoft’s cash position increased by approximately $221,000, from approximately $220,000 at September 30, 2005 to $442,000 at September 30, 2006. CaminoSoft’s revenues decreased during the fiscal year and CaminoSoft is still not at a break even point operationally. The accounts receivable balance as of September 30, 2006 decreased by approximately $795,000 or 76% as compared to the fiscal year ended September 30, 2005. The decrease in receivables is due to payment of $750,000 in pre-paid royalties from the CA licensing and distribution agreement, which were paid during the current fiscal year, and approximately $45,000 of the decrease was due to normal operating receivables in connection with decreased sales during the current fiscal year.

During December 2003, CaminoSoft issued in a private placement, 3,243,243 shares of common stock and 5 year warrants to purchase 3,243,243 shares with 50% of the warrants at an exercise price of $0.74 and 50% at an exercise price of $1.11, for $1,200,000. The funds were used to support business expansion and operations.

During July 2004, CaminoSoft received $750,000 from a two year secured loan from Renaissance Capital Group managed funds. Interest is being paid at 7% in monthly installments based on the outstanding principal balance. As part of the funding, CaminoSoft issued five year warrants to purchase an aggregate of 1,415,094 shares of Common Stock at an exercise price of $0.53 per share.

During September 2004, CaminoSoft issued 340,136 shares of common stock to Fusion Capital Partners, LLC. as commitment shares in conjunction with a stock purchase agreement with Fusion Capital Fund II, LLC pursuant to which Fusion Capital agreed to purchase on each trading day during the term of the agreement $10,000 of our common stock up to an aggregate of $6,000,000. The $6,000,000 of common stock is to be purchased over a 30-month period, subject to a three month extension or earlier termination at CaminoSoft’s discretion. The purchase price of the shares of common stock will be equal to a price based upon the future market price of the common stock without any fixed discount to the market price. Fusion Capital does not have the right or the obligation to purchase shares of CaminoSoft’s common stock in the event that the market price of the common stock is less than $0.25 per share. Fusion’s obligations under the stock purchase agreement are conditioned on CaminoSoft having an effective registration statement covering the resale of the shares issued to Fusion Capital. As of the date of this filing the registration statement has been declared effective and the common stock purchase agreement was completed and effective by calendar year end adding a very important financing resource for CaminoSoft. CaminoSoft will utilize this financing on an as needed basis for funding of operations. During the current fiscal year CaminoSoft wrote off approximately $262,000 in deferred financing representing the fair value of the commitment shares related to the common stock purchase agreement. Currently the market price for CaminoSoft’s common stock is below the minimum price required by the agreement.

On March 17, 2005, CaminoSoft received $125,000 from a four month secured loan from an individual investor. On July 29, 2005, CaminoSoft paid in full the principal and all accrued and unpaid interest due under the terms of the loan agreement. After completion of its payment obligations, CaminoSoft did not renew additional financing or an extension of this loan.

During October 2005, CaminoSoft negotiated an extension of the two parts of the convertible debenture with a total principal balance of $1,750,000. Pursuant to a Renewal and Modification agreement dated October 28, 2005, the lender agreed to extend the maturity date of the two 6% Convertible Debentures dated November 27, 2002 in the aggregate principal amount of $1,750,000 to May 27, 2007. In consideration of such extension, CaminoSoft agreed to grant to the lender a five-year warrant to purchase 175,000 shares of Company Common Stock at an exercise price of $1.14 per share (subject to adjustment). The estimated value of the warrant ($166,093) was recorded on CaminoSoft financial statements as debt discount and is being amortized over the term of the extension.

During February 2006, CaminoSoft issued to BFS US Special Opportunities Trust PLC and Renaissance US Growth & Income Trust PLC an aggregate of 697,674 shares of common stock at a price of $0.86 per share in a private placement for $600,000. CaminoSoft agreed to register the resale of its shares as soon as practicable.

If CaminoSoft’s revenue projections for 2007 are not met, the operating plan calls for expense reductions in all non-technical and sales related functions. Without an increase in revenues during fiscal year 2007, CaminoSoft will reduce expenses to compensate for lack of continued revenue growth. No assurances can be given that CaminoSoft will increase revenues or achieve profitability in 2007. CaminoSoft will require additional financing in order to expand its business and continue operations. Our working capital requirements in the foreseeable future will depend on a variety of factors including our ability to implement our sales and marketing plan. There can be no assurance that we will be able to successfully negotiate or obtain additional financing or the terms thereof. Our ability to obtain additional capital will be dependent on the implementation of our business plan, market conditions, the national economy and other factors outside our control. If adequate funds are not available or are not available at acceptable terms, our ability to finance our expansion, develop or enhance services or products or respond to competitive pressures would be significantly limited. The failure to secure necessary financing will have a material adverse effect on our business, prospects, financial condition and results of operations.

Contractual Obligations and Off-Balance Sheet Arrangements

The following summarizes our contractual obligations at August 31, 2007 and the effects such obligations are expected to have on liquidity and cash flow in future periods.

Payments due by Period

	Total	Less than 1-year	1-3 Years	4-5 Years	After 5 Years
Notes payable	$2,700,000	$2,700,000	$—	$—	$—
Interest on Notes Payable	51,410	51,410
Employment Agreements	159,000	159,000
Operating leases	51,675	51,675	—	—	—
	$2,962,085	$2,962,085	$—	$—	$—

Except for the operating leases and employment agreements above, CaminoSoft has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on CaminoSoft’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

DESCRIPTION OF SHEA

Business

Shea Development Corp. (“Shea”) designs and develops software solutions for the Business Process Management (“BPM”) market that enable its enterprise customers to implement state of the art, automated business process solutions that enable them to operate more efficiently, profitably and predictably. These systems run on an “On-Demand” platform that is accessed through standard internet browsers on any company computer located anywhere globally. The company works directly with its customers to deliver a set of standard products, custom programming and consulting services that couple together to insure that the highest levels of customer satisfaction are attained.

Shea was organized in February 2005 and was acquired in March of 2007 by the current set of investors to build a successful public company in the BPM space. The company’s original mission was to grow by acquisition and acquire successful software companies in the business process management space. In March the company completed the acquisition of Information Intellect Inc. in conjunction with a private investment that enabled the company to launch on its mission.

During April 2007, the company completed the merger of two software and service companies in the BPM space, Riptide Software, Inc., and Bravera, Inc. These companies expanded Shea’s capabilities to service enterprise customers in the commercial, government and military markets. These transactions were closed in July 2007 in conjunction with a financing that consisted of debt and equity financing components that enabled the company to complete the acquisition of both entities.

The company plans to continue to expand its acquisition program to merge companies into Shea that will enable it to improve its competitiveness in certain vertical market segments and solution sets that are viewed by customers as having a high level of value added.

Products and Services

Our products and service solutions are designed to meet the high demands of enterprise customers in the commercial, government, military and utility market segments. Shea believes that its products and solutions enable organizations to (a) automate legacy business processes, (b) reduce manual intervention in managing process outcomes, (c) improve an organization’s ability to implement reliable, replicable and reliable business processes in numerous departments across an organization, (d) establish automated policies for compliance with new laws and regulations governing company operation worldwide.

On-Demand Services

The company hosts a set of software products that enable customers to create and implement a wide variety of business processes across an organization. These products include Shea’s BPM software products and its Content Management System that reside in a secure hosted data center that enables customers access on a 24/7 basis to utilize their custom designed solutions worldwide via the internet.

Enterprise Services

The company also provides a number of custom programming, consulting and implementation services that support customer solutions for the duration of their relationship with Shea. These services are deliver to customers by a very professional group of individuals who utilize the latest in technology, methods, standards to insure that customer requirements are satisfied.

Competition

The competition in the BPM Market consists of a large group of leading vendors, such as SAP, Oracle, IBM, BEA, Tibco, and a wide variety of other companies who focus on specific industries and vertical markets.

Shea’s products compete in the BPM software segment. The cost barriers for entry into these markets are relatively low, which means our competitors can range from small companies with limited resources to large, more established companies with substantial resources. Some competitors have substantially greater financial, technical, marketing, sales, distribution, and personnel resources.

Strategy

Shea’s goal is to be a leading supplier of On-Demand BPM software solutions that enable enterprise customers in the commercial, government and military segments to implement automated business processes that enhance their effectiveness, reduce their costs and improve their capability to deliver consistent outcomes for their internal and external customers.

As part of Shea’s current strategy:

•	Shea intends to continue to acquire profitable companies that expand its ability to deliver a wide range of customized services to its enterprise customers.

•	Shea intends to further expand its investor base so that it will continue to have access to growth capital.

•	Shea intends to continue to focus on delivering customer custom solutions that enable it to differentiate its solutions.

•	Shea intends to leverage the expertise of its partners so that they do as much of the heavy lifting as possible as Shea provides joint solutions to their customer base.

Sales and Marketing Strategy

Shea’s sales and marketing strategy is to further establish strong partnerships with our customers, partners and channel partners worldwide in order to introduce and promote joint solutions. Shea has been targeting large enterprise customers who have very clearly defined problems that enable it to capitalize on its On-Demand platform. Shea’s direct sales force works with high value customers who work with it under a variety of custom contracts that provide Shea a large percentage of recurring revenue. Customers have the option of entering into monthly, annual or multi-year agreements with Shea to maximize the value it delivers to them.

Shea currently has a diversified list of customers who make up the largest percentage of its revenue and these customers represent the commercial, military and government market segments. There are 4 customers who make up greater then 10% of its revenue base and should Shea lose them it could materially affect its operation.

Employees

As of October 31, 2007, Shea had approximately 120 full time employees and employs additional people as consultants on a full time basis as needed.

Properties

Shea leases office space for its MeterMesh business in Texas under an operating lease, the base term of which expires in June 2010. Shea also has an office lease for office space in Georgia that expired in October 2007. Shea’s subsidiary, Bravera, Inc. has an office lease for office space in Virginia that expires in July 2010 and in South Carolina that expires in May 2008. Shea’s subsidiary, Riptide Software, Inc., has an office lease for office space in Florida that expires in October 2012. Shea does not have any obligations that extend beyond the base terms of these leases. These leases contain escalation provisions. Shea maintains property and general liability insurance coverage sufficient to cover the replacement cost of the property covered by the insurance policies. The management of Shea is exploring office space alternatives in anticipation of expanding the number of employees in 2007 and 2008 but no commitments have been signed as of the filing date of this registration statement.

Legal Proceedings

From time to time, Shea and its subsidiaries may be involved in litigation relating to claims arising out of either Shea or its respective subsidiaries’ operations in the normal course of business.  As of October 3, 2007, neither Shea nor any of its respective subsidiaries is a party to any legal proceedings, the adverse outcome of which, in the opinion of Shea’s management, individually or in the aggregate, would have a material adverse effect on the combined company’s results of operations or financial position

Information Regarding Shea Directors

The following table sets forth the names of Shea’s directors at September 17, 2007, their principal occupations and the year in which each current director of Shea initially joined the Board of Directors and the year in which their term as director expires.

Name	Age	Position with Company	Director Since	Term Expires
Francis E. Wilde	55	Chairman of the Board and Chief Executive Officer	3/2/2007	3/31/2010
Tom E. Wheeler	46	Vice Chairman, President and Director	3/12/2007	3/31/2010
Robert Pearson	71	Director	3/12/2007	3/31/2010
Alok Mohan	57	Director	3/12/2007	3/31/2010
Phillip Loeffel	39	Chief Development Officer and Director	7/16/2007	3/31/2010

Francis E. Wilde serves as Chairman and Chief Executive Officer.  Prior to joining Shea, Mr. Wilde served as a consultant to public and private companies.  Mr. Wilde served as Chief Executive Officer of Tarantella, Inc. from December 2003 until its sale in July 2005 and served as Chairman of the Board of Digital Stream USA, Inc. from February 2002 until October 2003. Mr. Wilde served as President and CEO of Ravisent Technologies, Inc. from August 1997 until August 2001 and was also a Director of Ravisent Technologies, Inc. from August 1997 until January 2002. Mr. Wilde has held executive management positions at IBM, Dell Computer, Memorex Telex, Summagraphics and Academic Systems.

Tom E. Wheeler serves as Vice Chairman and President of Shea.  Mr. Wheeler was a founder of Information Intellect and served as its Chief Executive Officer since it spin-out from EDS in 1997 until March 2007.  Prior to founding Information Intellect Mr. Wheeler was a Division Vice President for EDS in the Financial Systems Practice for the Utilities Business Unit.

Robert C. Pearson serves as a director of Shea. Mr. Pearson has been the Senior Vice President of Investments for Renaissance Capital Group, Inc., an investment fund management firm, since April 1997. From May 1994 to May 1997, Mr. Pearson was an independent financial and management consultant primarily engaged by Renaissance. From May 1990 to May 1994, he served as Chief Financial Officer and Executive Vice President of Thomas Group, Inc., a management consulting firm. Prior to 1990, Mr. Pearson spent 25 years at Texas Instruments, Inc. where he served in several positions including Vice President — Controller and later as Vice President — Finance. Mr. Pearson currently is director of eOriginal, Inc., Poore Brothers, Inc., Caminosoft, Laserscope, Simtek Corporation, and Advanced Power Technologies, Inc.

Alok Mohan serves as a Director of Shea.  Mr. Mohan has served as a director of Rainmaker Systems, Inc. since 1996, and as Chairman of the Board since July 2003. Mr. Mohan has also served on the board of directors of Saama Technologies, a privately held technology services firm, since April 2006 and on the board of directors of Tech Team Global, Inc., a provider of outsourced, multilingual help desk services and specialized IT solutions listed on the Nasdaq Global Market, since May 2006. Mr. Mohan served as the Chairman of the board of directors of Tarantella, until its acquisition by Sun Microsystems in 2005. Prior to that appointment, he served in various executive management positions including Santa Cruz Operations also known as SCO, and at NCR.   Mr. Mohan also serves on the board of directors of Stampede and Crystal Graphics.

Philip Loeffel assumed the role of Chief Development Officer and Director of Shea on July 16, 2007.  Mr. Loeffel was a Co-Founder of Riptide, and served as its Chief Executive Officer from December 1999 until its acquisition by Shea on July 16, 2007.  Riptide is a custom software programming and information technology services company, located in Orlando, Florida.  Prior to founding Riptide Software, Phil held key information technology positions with Software Technology Inc. and with Harris Corporation in the Government Aerospace Systems Division. Mr. Loeffel holds a Master of Science in Computer Science and Software Engineering and a Bachelor of Science in Computer Engineering from Florida Institute of Technology.

Information Regarding Shea Executive Officers

Listed below is certain information concerning individuals who serve as executive officers of Shea.

Name	Age	Position with Company	Employed Since
Francis E. Wilde	55	Chairman of the Board and Chief Executive Officer	3/2/2007
Tom E. Wheeler	46	Vice Chairman, President and Director	3/2/2007
Phillip Loeffel	39	Chief Development Officer and Director	7/16/2007
Richard Connelly	56	Chief Financial Officer	4/2/2007
E. Joseph Vitetta, Jr.	50	Executive Vice President and Secretary	3/2/2007

Francis E. Wilde serves as Chairman and Chief Executive Officer.  Prior to joining Shea, Mr. Wilde served as a consultant to public and private companies.  Mr. Wilde served as Chief Executive Officer of Tarantella, Inc. from December 2003 until its sale in July 2005 and served as Chairman of the Board of Digital Stream USA, Inc. from February 2002 until October 2003. Mr. Wilde served as President and CEO of Ravisent Technologies, Inc. from August 1997 until August 2001 and was also a Director of Ravisent Technologies, Inc. from August 1997 until January 2002. Mr. Wilde has held executive management positions at IBM, Dell Computer, Memorex Telex, Summagraphics and Academic Systems.

Tom E. Wheeler serves as Vice Chairman and President of Shea.  Mr. Wheeler was a founder of Information Intellect and served as its Chief Executive Officer since it spin-out from EDS in 1997 until March 2007.  Prior to founding Information Intellect Mr. Wheeler was a Division Vice President for EDS in the Financial Systems Practice for the Utilities Business Unit.

Philip Loeffel assumed the role of Chief Development Officer and Director of Shea on July 16, 2007.  Mr. Loeffel was a Co-Founder of Riptide, and served as its Chief Executive Officer from December 1999 until its acquisition by Shea on July 16, 2007.  Riptide is a custom software programming and information technology services company, located in Orlando, Florida.  Prior to founding Riptide Software, Phil held key information technology positions with Software Technology Inc. and with Harris Corporation in the Government Aerospace Systems Division. Mr. Loeffel holds a Master of Science in Computer Science and Software Engineering and a Bachelor of Science in Computer Engineering from Florida Institute of Technology.

Richard Connelly assumed his duties on April 2, 2007, as Senior Vice President and Chief Financial Officer of Shea and its subsidiaries (the “Company”). From March 2002 until March 2007, Mr. Connelly served as Chief Financial Officer of Citadel Security Software, Inc., a security software company and CT Holdings Enterprises, Inc., a technology business incubator. Prior to March 2002 Mr. Connelly served as Chief Financial Officer for several venture funded technology enterprises including, ASSET InterTech, Inc., JusticeLink, Inc. and AnswerSoft, Inc. and performed in various financial management capacities at Sterling Software Inc., Photomatrix Corporation and Texas Instruments, Inc. Mr. Connelly began his career in public accounting, holds a Bachelors of Science in Accountancy from the University of Illinois, a Masters in Finance from the University of Texas at Dallas and is a Certified Public Accountant in the State of Texas.

E. Joseph Vitetta, Jr. serves Shea as Executive Vice President Corporate Development and Secretary.  Mr. Vitetta has previously served as a consultant to both public and private companies. Mr. Vitetta served as Vice President, Corporate Development and Secretary of Tarantella, Inc. from December in December 2003 and served as Executive Vice President, Corporate Development at Starlight Digital Technologies, LLC from February 2003 until December 2003. While at Axeda Systems, Inc. (formerly known as Ravisent Technologies, Inc. and Quadrant International), Mr. Vitetta served as Vice President, Corporate Development from September 1998 until February 2003.

Executive Compensation

The following table sets forth information concerning the annual and long-term compensation earned by Shea’s  Chief Executive Officer, Chief Financial Officer and up to the three other most highly compensated executive officers (collectively, the “Shea Named Executives”) who served during the year ended December 31, 2006, and whose annual salary and bonus during the fiscal years ended December 31, 2006, 2005 and 2004. The compensation indicated below was paid by Information Intellect. Each became an executive officer of Shea as of the Effective Date of the Merger on March 2, 2007.  The Named Executives will become executive officers of the Registrant following the effective time of the Merger of the Registrant and Shea.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Option Awards		Total
Francis E. Wilde Chairman and Chief Executive Officer (1)

Richard Connelly Chief Financial Officer (2)

Tom E. Wheeler Vice Chairman and President (1)	2006	$205,000	$20,000	$—		$225,000
	2005	201,195	38,500	128,573	(3)	368,268
	2004	183,750	36,750			220,500

Phillip Loeffel Chief Development Officer (4)

E. Joseph Vitetta, Jr. SeniorVice President Corporate Development & Corporate Secretary(1)

(1) Joined Shea on March 2, 2007.
(2) Joined Shea on April 2, 2007.
(3) Fair value of stock options computed pursuant to the provisions of Financial Accounting Standards No. 123(R).  The options expired on March 2, 2007 pursuant to the merger of Shea with Information Intellect.
(4) Joined Shea on July 16, 2007.

Compensation Agreements

Chairman and Chief Executive Officer

Mr. Wilde entered into an Employment Agreement with Shea on March 2, 2007. The Employment Agreement is for a period of three (3) years at an annual salary of $150,000 subject to annual increases approved by Shea’s Board of Directors.  Mr. Wilde is also be entitled to receive performance bonuses of $100,000 annually, to participate in the 2007 Stock Option and Performance Awards Plan (“Shea Option Plan”) and receive a stock option award for 200,000 shares of common stock however no stock options have yet been granted to Mr. Wilde under the Shea Option Plan.  Mr. Wilde has received cash bonuses of $75,000 through November 2, 2007. He will also be eligible to participate in other equity based compensation plans that Shea may establish and received an award of 3,000,000 shares of common stock since March 2, 2007 which are subject to Rule 144 restrictions and a lockup agreement pursuant to the terms of the equity and debt financing of July 2007. In addition, he is eligible to participate in Shea’s standard benefits for key executives and other Shea benefits provided to key executives.  The Employment Agreement also contains provisions relating to Mr. Wilde’s termination for cause and without cause. In addition, Shea will establish and pay all premiums for key man life insurance policies on Mr. Wilde with a $2,000,000 face amount of life insurance with Shea named as the beneficiary, and a $1,000,000 face amount of life insurance with Mr. Wilde’s spouse named as the beneficiary. As a condition of the debt financing closed in July 2007, Shea is required to have an life insurance policy with a face amount of $6,500,000 with the note holders named as beneficiary.

Executive Vice President Mergers and Acquisitions

Mr. Wheeler entered into an Employment Agreement with Shea on March 2, 2007. The Employment Agreement is for a period of three (3) years at an annual salary of $213,856 subject to annual increases approved by the Shea’s Board of Directors.  Mr. Wheeler is also be entitled to receive performance bonuses of $100,000 annually, to participate in the 2007 Stock Option and Performance Awards Plan (“Shea Option Plan”) and receive a stock option award for 403,228 shares of common stock however no stock options have yet been granted to Mr. Wheeler under the Shea Option Plan. Mr. Wheeler has received cash bonuses of $55,000 through November 2, 2007. He will also be eligible to participate in other equity based compensation plans that Shea may establish. Mr. Wheeler owns 5,629,531 shares of common stock, resulting from the conversion of ownership of common stock in Information Intellect, Inc., which was merged with Shea on March 2, 2007. The shares subject to Rule 144 restrictions and a lockup agreement pursuant to the terms of the equity and debt financing of July 2007. In addition, Mr. Wheeler holds a note from Shea in the amount of $88,870.89 earning interest at 6% per annum. In accordance with the terms and conditions of the senior debt this note was subordinated to the senior debt. In consideration for entering into the subordination Shea paid Mr. Wheeler $9,305.61 representing three principal payments plus accrued interest through the date of the subordination agreement. In addition, Mr. Wheeler is eligible to participate in Shea’s standard benefits for key executives and other Shea benefits provided to key executives.  The Employment Agreement also contains provisions relating to Mr. Wheeler’s termination for cause and without cause. In addition, the Company will establish and pay all premiums for key man life insurance policies on Mr. Wheeler with a $2,100,000 face amount of life insurance with Shea named as the beneficiary, and a $1,000,000 face amount of life insurance with Mr. Wheeler’s spouse named as the beneficiary.

President and
Chief Development Officer

In connection with his appointment as an officer of Shea, Mr. Loeffel entered into a three (3) year employment agreement with Shea dated as of April 4, 2007 and effective with the closing of the acquisition of Riptide on July 16, 2007, at an annual salary of $250,000 subject to annual increases by Shea’s Board of Directors.  Mr. Loeffel is also entitled to receive annual performance bonuses based on Riptide’s performance following the acquisition on July 16, 2007. No cash bonuses have been paid to Mr. Loeffel from the effective date of his employment agreement through November 2, 2007. In addition, Mr. Loeffel is eligible to participate in the Shea 2007 Stock Option and Performance Awards Plan. No stock or stock options have been issued to Mr. Loeffel under the Shea Plan through November 2, 2007. Mr. Loeffel is also be eligible to participate in other equity based compensation plans that Shea may establish from time-to-time, standard benefit plans for employees of Shea, and Shea benefits provided to key executives. As consideration for the sale of Riptide to Shea, Mr. Loeffel received $1,664,400 in cash, 2,089,269 shares of Shea common stock and a note from Shea in the amount of $2,089,269 which if converted, would be convertible into 2,089,269 shares of Shea common stock. All of the shares of common stock issued or issuable upon the conversion of the convertible note are subject to Rule 144 restrictions and a lockup agreement pursuant to the terms of the equity and debt financing of July 2007. Mr. Loeffel’s employment agreement also contains provisions relating to Mr. Loeffel’s termination for cause, without cause or termination by resignation and contains restrictive covenants imposing confidentiality, non-competition, and non-solicitation of customers and employees.

Chief Financial Officer

Mr. Connelly entered into an Employment Agreement with Shea on March 31, 2007, which became effective on April 2, 2007 when Mr. Connelly assumed his duties with the Company.  The Employment Agreement is for a period of three (3) years at an annual salary of $185,000 subject to annual increases by the Company’s Board of Directors.  Mr. Connelly shall also be entitled to receive performance bonuses and participate in the 2007 Stock Option and Performance Awards Plan. Mr. Connelly has received cash bonuses of $55,000 and no stock option have been granted through November 2, 2007. He will also be eligible to participate in other equity based compensation plans that the Company may establish, and was issued 500,000 shares of common stock for services performed which are subject to Rule 144 restrictions and a lockup agreement pursuant to the terms of the equity and debt financing of July 2007. He is also eligible to participate in the Company’s standard benefits for key executives of the Company and other Company benefits provided to key executives. The Employment Agreement also contains provisions relating to Mr. Connelly’s termination for cause and without cause and termination by him.  The Employment Agreement also contains restrictive covenants imposing confidentiality, non-competition, and non-solicitation of customers and employees.

Executive Vice President Corporate Development & Corporate Secretary

Mr. Vitetta entered into an Employment Agreement with Shea on March 2, 2007. The Employment Agreement is for a period of three (3) years at an annual salary of $150,000 subject to annual increases approved by Shea’s Board of Directors. Mr. Vitetta is also be entitled to receive performance bonuses of $100,000 annually, to participate in the 2007 Stock Option and Performance Awards Plan and receive a stock option award for 125,000 shares of common stock however no stock options have yet been granted to Mr. Vitetta under the Shea Option Plan. Mr. Vitetta has received cash bonuses of $120,000 through November 2, 2007. He will also be eligible to participate in other equity based compensation plans that Shea may establish and received an award of 850,000 shares of common stock since March 2, 2007 through November 2, 2007 which are subject to Rule 144 restrictions and a lockup agreement pursuant to the terms of the equity and debt financing of July 2007. In addition, he is eligible to participate in Shea’s standard benefits for key executives and other Shea benefits provided to key executives.  The employment agreement also contains provisions relating to Mr. Vitetta’s termination for cause and without cause.

Shea Equity Compensation Plans

The 2007 Stock Option and Performance Awards Plan (the “Shea Plan”) was adopted by the Shea board of directors and approved by the Shea stockholders in June 2007. The Shea Plan authorizes the Board or a committee, which administers the plan, to grant stock options, stock appreciation rights, restricted stock and deferred stock awards to eligible officers, directors, employees and consultants. A total of 9,500,000 shares of common stock were reserved for issuance under the terms of the Shea Plan. In the event of any sale of assets, merger, reorganization, consolidation, recapitalization, stock dividend or other change in corporate structure affecting the stock, the Board or committee may make an equitable substitution or adjustment in the aggregate number of shares reserved for issuance under the Shea Plan. Since its inception and through October 3, 2007, Shea has not granted any awards under the Shea Plan. Options outstanding under a prior stock option plan of Information Intellect, Inc. and the Information Intellect, Inc. stock option plan were terminated upon completion of the merger with Shea on March 2, 2007.

The board of directors had also awarded the issuance of restricted stock for services performed to officers, directors, employees and consultants. These restricted stock awards were not covered under a plan approved by the stockholders. Since January 1, 2007 approximately 4,875,000 shares of Shea restricted common stock have been awarded to officers, directors, employees and consultants.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities available for future issuance under equity compensation plans [excluding securities reflected in column (a)]

Equity compensation plans approved by security holders	(1)	(1)	(1)

Equity compensation plans not approved by security holders

(1) No stock options or other equity awards have been awarded under the Shea Plan.

Shea Change of Control and Termination Payments

The Shea CEO and each of the Shea Named Executives have entered into employment agreements with Shea that provide for a change of control payment under certain circumstances.  Upon the occurrence of a Change of Control (as defined below), Shea has agreed to cause the acquiring company to offer the Shea Named Executive an employment agreement containing (i) an employment period of not less than one (1) year, (ii) duties and responsibilities consistent with Shea Named Executive’s then current position in the Company and (iii) such other terms consistent with, and comparable to the terms set forth in the Employment Agreement, as and if amended, in all material respects, including without limitation, compensation and benefits. In addition, the new employment agreement will not require relocation unless mutually agreed upon by the Company and the Shea Named Executive.  If the acquiring company fails to offer the Named Executive an employment agreement containing similar terms, then the Shea Named Executive shall be entitled to severance in an amount not less than that Shea Named Executive’s aggregate compensation (including salary, bonuses, and commission, whether or not paid) for the prior twelve month period.  If the acquiring company terminates the Shea Named Executive’s employment within one (1) year of the Change of Control, then Shea Named Executive shall be entitled to severance in an amount equal to the severance Shea Named Executive would have received in the prior sentence less all compensation (including salary, bonuses, and commission but excluding any equity compensation) paid to Shea Named Executive by the acquiring company during the employment period.

A “Change of Control” shall be deemed to have occurred after (a) the sale of all or substantially all of the assets of the Company, whether in a single transaction, or in a series of transactions occurring within any single twelve (12) month period, (b) the sale by one or more shareholders of the Company, in a single transaction or in a series of transactions occurring within any single twelve (12) month period, of more than 50% of the issued and outstanding capital stock of the Company to any individual, corporation, trust or other entity which is not a shareholder, or is not controlled by a shareholder, of the Company; or (c) a merger, reorganization, exchange of stock or other securities, or other business combination between the Company and another corporation, trust or other business entity which results in the then-current shareholders of the Company owning less than 50.1% of the total issued and outstanding capital stock of the surviving entity.

The Company has the right at any time and for any reason or for no reason to terminate the employment of Shea Named Executive and the Shea Named Executive’s employment agreement without cause effective immediately upon written notice to Shea Named Executive. Upon termination the Shea Named Executive shall he entitled to receive a termination payment (“Termination Payment”) in, (i) an amount equal to Shea Named Executive’s annual salary accrued and unpaid as of the date of termination. (ii) a pro rated portion of any performance bonuses to which Named Executive would have been entitled for the year in which such termination occurs, (iii) salary and benefits for a period of six (6) months after the termination date, and (iv) the Company will continue to provide Named Executive, at Company’s expense, with the same medical coverage Named Executive earned while an active Named Executive for a period of six (6) months after the termination date, after which Named Executive will be eligible under Part 6 of Subtitle B of Title I of the Employee Retirement Income Security Act of 1974, as amended (“COBRA”).  All of the foregoing would be payable in accordance with the Company’s then effective payroll schedule applicable to Named Executive. Termination Payments would be in full settlement and discharge of the Company’s obligation to the Named Executive and the obligation of the Company to make Termination Payments shall be conditioned upon the execution by Named Executive of a separation, and release agreement in a form satisfactory to the Company.

Director Compensation

During the year ended December 31, 2006, the directors of the Information Intellect received no compensation. No compensation plan for directors has been formalized following the effective date of the Merger.  During 2007, Alok Mohan was appointed a director of Shea and receives a director’s fee of $7,500 per month. No other directors of Shea are paid a director’s fee.

Indemnification of Directors and Executive Officers and Limitation of Liability

Shea Development’s Bylaws provide that directors or former directors shall be indemnified against all costs, charges and expenses, including the amount paid to settle an action or to satisfy a judgment, the directors being a party to said action by reason of being or having been a directors of Shea.

Shea’s Bylaws also provide that the directors may elect to similarly indemnify an officer, employee or agent of Shea.

Shea Beneficial Ownership

As of November 2, 2007, there were issued and outstanding approximately 60,311,323 shares of Shea Common Stock. Shea has no other class of authorized voting securities.  In addition, at October 3, 2007, there were outstanding, 2,800,000 shares of Shea Series A Preferred Stock, 3,600,000 shares of Shea Series B Preferred Stock and Shea warrants to acquire 17,437,500 shares of Shea common stock.  The Shea Series A Preferred Stock and the Shea Series B Preferred Stock and the Shea warrants have no voting rights but each share of Shea Series A Preferred Stock is convertible into four shares of common stock and each share of Shea Series B Preferred Stock is convertible into two shares of Shea common stock.

The Shea Series A Preferred Stock and the Shea Series B Preferred Stock and the Shea warrants are included in the computation of beneficial ownership “as if” the securities had been converted into their underlying shares of common stock.  The following table sets forth the number of shares of Shea common stock beneficially owned as of November 2, 2007, by (i) each person known to Shea to own more than 5% of the common stock, (ii) each director, (iii) each executive officer and (iv) all directors, and executive officers as a group. We calculated beneficial ownership according to Rule 13d-3 of the Securities Exchange Act as of that date. Shea shares issuable upon exercise of warrants or the conversion of Shea Series A Preferred Stock that are exercisable or convertible within 60 days after November 2, 2007 are included as beneficially owned by the warrant holder, holder of Shea Series A Preferred Stock or holder of Shea Series B Preferred Stock. Beneficial ownership generally includes voting and investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

Name and Address	Number of Shares Beneficially Owned		Approximate Percent Of Class
Richard Smithline (1) 350 Madison Avenue, 8th Floor New York, NY 10017	16,297,500	(1)	25.5%

Renaissance Capital Group, Inc. (3) 8080 N. Central Expressway Suite 210, LB 59 Dallas, TX 75206-1857	13,780,153	(2)	21.3%

Lewis Asset Management (3) 45 Rockefeller Plaza Suite 2570 New York, NY 10111	10,700,000	(3)	15.1%

Tom E. Wheeler, Vice Chairman and President	5,629,531		9.3%

Bridgepointe Master Fund Ltd. 1120 Sanctuary Parkway Suite 325 Alpharetta, GA 30004	5,035,294	(4)	8.1%

Christopher Watson 300 Bucksley Lane #305 Daniel Island, SC 29492	4,583,334	(5)	7.4%

Phillip Loeffel, Chief Development Officer	4,160,538	(6)	6.7%

Barry Clinger 3452 Lake Lynda Drive, Suite 350 Orlando, Florida 32817	3,408,788	(7)	5.5%

Francis E. Wilde, Chairman of the Board, Chief Executive Officer, and Director	3,000,000		5.0%

E. Joseph Vitetta, Jr., Executive Vice President and Secretary	850,000		1.4%

Richard Connelly, Chief Financial Officer	500,000		*

Alok Mohan, Director	500,000		*

All Officers and directors as a group (8 people)	14,640,069		23.5%

* less than 1%

(1)
Information provided by Schedule 13G filed by reporting person on August 3, 2007 with respect to shares of Common Stock of Shea which are beneficially owned by Richard Smithline, Centrecourt Asset Management LLC and CAMOFI Master LDC.

(2)
Includes US Opportunities Trust PLC which filed a Schedule 13G on August 6, 2007 reporting beneficial ownership of 3,322,497 shares of Shea Common Stock, Renaissance US Growth Investment Trust PLC which filed a Schedule 13G on August 6, 2007 reporting beneficial ownership of 5,400,532 shares of Shea Common Stock, and other funds controlled by RENN Capital Group, Inc. holding a beneficial interest of 2,046,095 shares of Shea Common Stock. The total beneficial interest of 13,780,153 shares of Shea Common Stock includes 9,134,124 shares of common stock, the assumed conversion of 500,000 shares of Shea Series A Preferred Stock into 2,000,000 shares of Shea Common Stock, the assumed conversion 500,000 shares of Shea Series B Preferred Stock into 1,000,000 shares of Shea Common Stock, exercisable warrants for 1,500,000 shares of Shea Common Stock and 146,029 shares of Shea Common Stock issued as dividends on the Series B Preferred Stock. Robert Pearson, a director of Shea, is an executive officer of RENN Capital Group, Inc.

(3)
Includes the assumed conversion of 2,000,000 shares of Shea Series A Preferred Stock into 8,000,000 shares of Shea Common Stock and exercisable warrants for 2,700,000 shares of Shea Common Stock. Shares and warrants are held by Lewis Opportunity Fund, LP and LAM Opportunity Fund, Ltd.

(4)	Includes the assumed conversion of 1,000,000 shares of Shea Series B Preferred Stock into 2,000,000 shares of Shea Common Stock.

(5)
Includes the assumed conversion of 450,000 immediately exercisable warrants, 555,556 vesting shares of restricted stock at November 2, 2007 and 277,778 shares of restricted stock vesting sixty days after November 2, 2007.

(6)	Includes the assumed conversion of a note payable into 2,080,269 shares of Shea Common Stock.

(7)	Includes the assumed conversion of a note payable into 1,704,394 shares of Shea Common Stock. Mr. Clinger is an employee of Shea.

Certain Relationships and Related Transactions of Shea

The terms of Shea’s July 13, 2007 senior debt issuance (the “Senior Debt”) required that debt existing on the closing date be repaid or subordinated to the senior debt. The subordinated notes continue to earn interest, however no interest or principal payments may be made until the Senior Debt has been repaid. As of October 3, 2007, Shea had notes payable to Tom E. Wheeler, President of Shea for $88,871 and two shareholders in the amount totaling $332,391. These notes were subordinated to the Senior Debt pursuant to the terms of the Senior Debt agreement. Mr. Wheeler agreed to subordinate his note payable of approximately $97,000 to the Senior Debt and Shea made a payment in July of principal and interest totaling $9,306 to Mr. Wheeler leaving a remaining principal balance of approximately $89,000. The two shareholders were issued 100,000 shares of common stock in consideration for subordinating their notes payable to the Senior Debt. Interest earned and paid through July 13, 2007 to Mr. Wheeler was $3,948 (including the interest paid pursuant to entering into the subordination agreement) and $18,806 was paid to the shareholders. Total principal payments to Mr. Wheeler were $13,091 (including the principal paid pursuant to entering into the subordination agreement) and $57,059 in principal payment s were made to the shareholders through July 13, 2007. Interest earned and unpaid at October 3, 2007 was $1,333 on Mr. Wheeler’s note payable and $ 6,873 on the shareholders’ notes payable. The balance of the note payable to Mr. Wheeler is approximately $89,000 and the aggregate balance of the notes payable to the stockholders at October 3, 2007 is approximately $332,000.

The two officers of a Shea subsidiary, Mark Hulsizer and Jon Boaz agreed to fully settle their notes payable of approximately $333,000 for cash payments of approximately $34,000 and 607,176 shares of Shea Common Stock. Notes payable of approximately $75,000 due to three stockholders’ were repaid as part of the Senior Debt requirement.

Since January 1, 2007, approximately 4,875,000 shares of Shea restricted common stock have been awarded to officers, directors, employees and consultants for the performance of services.

In 2007, Shea entered into a development agreement with Saama Technologies, Inc., a company that owns 300,000 shares of Series A Preferred Stock. Approximately $1,362,973 was charged by Saama Technologies, Inc. for product development through October 5, 2007 of which $410,778 has been paid.

Mr. Alok Mohan is a director of Shea and is also a director of Saama Technologies.

Mr. Robert Pearson is a director of Shea and is also a director of CaminoSoft.

Shea’s Riptide business unit has entered into a lease agreement for an office building beginning on November 15, 2007. The office building is owned by an entity controlled by and employee of Riptide and Mr. Phillip Loeffel an officer of Shea. Shea believes that the terms of the lease are at market rates and is an arms-length agreement.

Changes in and Disagreements with Accountants of Shea

On March 9, 2007, Dale-Matheson Carr-Hilton Labonte LLP (“DMCL”), Shea’s independent registered public accounting firm, informed Shea that DMCL would resign from this position. On that same date, Shea engaged a new independent registered public accounting firm, Weaver and Tidwell L.L.P. (“WT”).  Prior to the reverse merger on March 2, 2007, WT had previously been Information Intellect’s independent accountant for Information Intellect’s most recent audit. Pursuant to Item 304(a) of Regulation S-B under the Securities Exchange Act of 1934, as amended, and under the Securities Exchange Act of 1934, as amended, Shea reported the following on a Current Report on Form 8-K filed March 9, 2007.

(A) (i)  DMCL resigned as Shea’s independent registered public accounting firm effective on March 9, 2007, resulting from the merger of Shea and Information Intellect and a change to Information Intellect’s independent registered public accounting firm.

    (ii) During the previous two fiscal years, Shea’s financial statements did not contain any adverse opinions or disclaimers of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

    (iii) The engagement of WT was approved by Shea’s Board of Directors on March 2, 2007, and DMCL resigned from its engagement on March 9, 2007.

    (iv) Shea and DMCL did not have any disagreements with regard to any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure during the period of DMCL’s engagement by Shea except that the report was qualified as to our ability to continue as a going concern.

    (v) During Shea’s fiscal year ended August 31, 2006 and subsequent interim period from September 1, 2006 through the date of resignation, Shea did not experience any reportable events.

(B) On March 2, 2007, Shea engaged WT to be its independent registered public accounting firm effective with the resignation of DMCL.

  (i) Prior to engaging WT, Shea had not consulted WT regarding the application of accounting principles to a specified transaction, completed or proposed, the type of audit opinion that might be rendered on Shea’s financial statements or a reportable event, nor did Shea consult with WT regarding any disagreements with its prior auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the prior auditor, would have caused it to make a reference to the subject matter of the disagreements in connection with its reports.

  (ii) Shea did not have any disagreements with DMCL and therefore did not discuss any past disagreements with DMCL.

(C) Shea has requested DMCL to furnish it with a letter addressed to the SEC stating whether it agrees with the statements made by Shea regarding DMCL.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

On March 2, 2007, Shea acquired Information Intellect in a transaction that was accounted for as a reverse merger, as if, Information Intellect had been the reporting entity for accounting purposes.  In connection therewith, Shea changed it fiscal year-end from August 31 to December 31, the year-end of Information Intellect. For periods prior to March 2, 2007, the results of operations are those of Information Intellect. As a result, the Management Discussion and Analysis that follows represents a discussion of the business of Shea and its wholly owned subsidiary, Information Intellect, for the three and six-months ended June 30, 2007 and 2006, respectively. The names Shea and Information Intellect may be used interchangeably throughout the Management Discussion and Analysis below.

Three-Month and Six-Month Periods Ended June 30, 2007 and June 30, 2006

Shea derives the majority of its revenue from sales of hardware products, license fees from software and fees for services provided to small to mid-market utilities.  Revenue may include hardware sales, software license fees, fees received from field and project management services, engineering, consulting and installation services and the pro rata recognition of prepaid fees from post-sale customer software support contracts also referred to as software maintenance.  Costs of revenue include materials, direct labor, direct and indirect overhead and other manufacturing costs, along with other labor and operating costs for installation and project management and the costs associated with customer support contracts.  Cost of services primarily consists of direct labor, some direct materials and overhead associated with the specific projects.

	Three Months Ended June 30,		Increase	Percentage Increase
	2007	2006	(Decrease)	(Decrease)
Revenue
Professional service fees	$507,348	$682,942	$(175,594)	(26)%
Software license fees	—	43,200	(43,200)
Customer support contract services fees	258,050	298,866	(40,816)	(14)%
Hardware sales	2,500	229,085	(226,585)
	$767,898	$1,254,093	$(486,195)	(39)%
Revenue for the three months ended June 30, 2007 was $767,898, a decrease of $486,195, or 39% from the revenue of $1,254,093 reported for the three months ended June 30, 2006.  This decrease was due primarily to the reduction in revenue from the conclusion of work on a large consulting contract with a customer in 2006, which accounted for approximately 35% of total revenue during the second quarter of 2006.  In addition, MeterMesh hardware sales declined due to the Shea’s decision to stop selling an older design and to redesign the software and hardware for release during 2007.

	Six Months Ended June 30,		Increase	Percentage Increase
	2007	2006	(Decrease)	(Decrease)
Revenue
Professional service fees	$734,079	$1,248,324	$(514,245)	(41)%
Software license fees	150,000	43,200	106,800	247%
Customer support contract services fees	518,258	488,413	29,845	6%
Hardware sales	(1,300)	229,085	(230,385)
	$1,401,036	$2,009,022	$(607,985)	(30)%

Revenue for the six months ended June 30, 2007 was $1,401,036, a decrease of $607,985, or 30% over the revenue of $2,009,022 for the six months ended June 30, 2006.  This decrease was due primarily to the reduction in revenue from the conclusion of work on a large consulting contract with a customer in 2006.  This contract accounted for more than 40% of the first half of 2006 professional services fees.  In addition, MeterMesh hardware sales declined due to the Shea’s decision to stop selling an older design and to redesign the software and hardware for release during 2007.

	Three Months Ended June 30,		Increase	Percentage Increase
	2007	2006	(Decrease)	(Decrease)
Costs of Revenue
Professional and customer support services costs	$284,027	$299,300	$(15,273)	(5)%
Hardware cost of sales	2,000	183,268	(181,268)	(99)%
	$286,027	$482,568	$(196,541)	(41)%

Costs of revenue for the three months ended June 30, 2007 were $286,027, a decrease of $196,541 or 41% over the three months ended June 30, 2006.  This decrease is due to a reduction in shipments of Shea’s hardware product in 2007.

	Six Months Ended June 30,		Increase	Percentage Increase
	2007	2006	(Decrease)	(Decrease)
Costs of Revenue
Professional and customer support services costs	$451,451	$525,227	$(73,776)	(14)%
Hardware cost of sales	2,000	183,268	(181,268)	(99)%
	$453,451	$708,495	$(255,044)	(27)%

Costs of revenue for the six months ended June 30, 2007 were $453,451, a decrease of $255,044 or 27% over the six months ended June 30, 2006.  This decrease is due to a reduction in shipments of Shea’s hardware product in 2007 and a reduction in professional services revenue.

Selling, general and administrative expense (“SG&A”) includes the expenses of Shea’s sales, marketing and business development departments as well as finance, human resources and information technology functions. SG&A was $1,998,709 for the three months ended June 30, 2007 and $536,584 for the three months ended June 30, 2006.  The increase of $1,462,125, or 272% is the result of higher compensation and benefits expenses due to an increase in the number of employees during the three months ended June 30, 2007 versus the three months ended June 30, 2006.  In addition, Shea was incurring higher compliance expenses (filing fees, legal and accounting fees) with respect to becoming a public operating company in March 2007.  Also, approximately $450,000 of charges were recorded in the second quarter of 2007 for legal, accounting and professional fees related to the acquisition completed in July 2007.

For the six months ended June 30, 2007 SG&A expense was $3,848,947 versus $1,299,453 for the six months ended June 30, 2006.  The increase of $2,549,495, or 196% is the result of higher compensation and benefits expenses due to the addition of personnel in the sales and marketing departments as well as the hiring of a management team to implement a growth and acquisition strategy.  In addition, Shea was incurring higher compliance expenses (filing fees, legal and accounting fees) with respect to becoming a public operating company in March 2007.  Also, approximately $620,000 of charges were recorded in the second quarter of 2007 for legal, accounting and professional fees related to the acquisitions completed in July 2007.

Product development expense for the three months ended June 30, 2007 was $1,320,751 versus $339,712 for the three months ended June 30, 2006 representing an increase of $981,039, or 289%.  In 2007, Shea entered into a contract with Saama Technologies, Inc. (“Saama”), a technology company and a shareholder of Shea, to assist in the development of the software to be sold in conjunction with Shea’s hardware product. Approximately $817,000 was expensed for the Saama development work during the three months ended June 30, 2007.  The balance of the increase in product development expense in the three months ended June 30, 2007 and the product development expenses incurred during the three months ended June 30, 2006 were internal staff costs, primarily consisting of direct project costs and the salaries, benefits, and related overhead associated with the engineers assigned to the development projects.

Product development expense for the six months ended June 30, 2007 was $1,899,080 versus $647,568 for the six months ended June 30, 2006 representing an increase of $1,251,513 or 193%.  As noted above, in 2007, Shea entered into a contract with Saama, to assist in the development of the software to be sold in conjunction with Shea’s hardware product.  Approximately $1,151,000 was expensed for the Saama development work during the six months ended June 30, 2007.  The balance of the increase in product development expense in the six months ended June 30, 2007 over the product development expenses incurred during the three months ended June 30, 2006 were internal staff costs, primarily consisting of direct project costs and the salaries, benefits, and related overhead associated with a higher number of engineers assigned to the development projects.

Depreciation expense increased from $2,871 in the second quarter of 2006 to $11,055 in the second quarter of 2007 and increased from $8,925 in the first six months of 2006 to $22,111 in the first six months of 2007 due to higher levels of depreciable assets.

In 2005 Information Intellect acquired Energy Technology Group, Inc. (“ETG”) and assigned fair values to intangible assets with estimated useful lives of three to ten years.  Amortization expense associated with these intangible assets was $242,483 for the three months ended June 30, 2007 and $242,400 for the three months ended June 30, 2006 and $485,384 for the six months ended June 30, 2007 and $484,800 for the six months ended June 30,2006.

Shea accrues dividends on its preferred stock and presents the dividends as a reduction to net income or an increase to net loss to arrive at net income (loss) to common shareholders in the Consolidated Statements of Operations.  Preferred stock dividends were $56,000 and $60,375 for the three months ended June 30, 2007 and 2006, respectively.  Preferred stock dividends were $73,797 and $120,750 for the six months ended June 30, 2007 and 2006, respectively.

Liquidity and Capital Resources

At June 30, 2007, Shea had cash and cash equivalents of approximately $107,000, negative working capital of approximately $1,657,000 and stockholders’ deficit of approximately $481,000.  Cash and cash equivalents during the first six months of 2007 decreased approximately $298,000.  During the six months ended June 30, 2007, cash used in operating activities was approximately $2.8 million representing a net loss of approximately $5.4 million partially offset by non-cash charges of approximately $507,000 for depreciation and amortization, approximately $68,000 related to stock based compensation expenses and payment of expenses with common stock in lieu of cash and an increase to cash associated with approximately $2 million change in net operating assets and liabilities.  In the six months ended June 30, 2006 cash used in operating activities was approximately $643,000 represented by a net loss of approximately $1.2 million, offset by non-cash charges of approximately $644,000, including depreciation and amortization of approximately $494,000 and stock based compensation charges of approximately $151,000 and a net decrease to cash from a net change in operating assets and liabilities of approximately $87,000.

Cash flows used in investing activities in the first six months of 2007 was approximately $46,000, which represents purchases of property and equipment.  Cash flows used in investing activities in the first six months of 2006 were for the purchase of property and equipment of approximately $53,000.

Cash flows from financing activities during the six months ended June 30, 2007 were approximately $2.5 million.  Shea received approximately $2.6 million, net of transaction costs, from the issuance of 2,800,000 shares of convertible preferred stock, $400,000 from the pending issuance of preferred stock and $100,000 from short-term borrowings.  In addition, Shea incurred approximately $400,000 of cost associated with the merger and repaid approximately $146,000 of notes payable and $5,000 of capital leases.  During the six months ended June 30, 2006 cash used in financing activities was approximately $70,000, which was used to make payments against notes payable.

Shea has experienced recurring operating losses in the first six months of 2007 and in 2006. As a growing technology business Shea continues to require new investment from existing and new sources of capital.  Historically, Shea has had access to sources of additional funds and during July 2007 raised approximately $12 million to fund the acquisitions of Bravera, Inc. and Riptide Software, Inc.  Funds from new financings and the combined cash flows from Information Intellect and the newly acquired businesses are expected to provide sufficient cash balances to fund operations. However no assurances can be made that Shea will continue to have access to capital in the future or on terms or at rates acceptable to Shea.

Fiscal Year Ended December 31, 2006, and December 31, 2005

On March 2, 2007, Shea acquired Information Intellect in a transaction that was accounted for as a reverse merger, as if, Information Intellect had been the reporting entity for accounting purposes.  In connection therewith, Shea changed its fiscal year-end from August 31 to December 31, the year-end of Information Intellect.  As a result, the Management Discussion and Analysis that follows represents a discussion of the business of Information Intellect for the years ended December 31, 2006 and 2005, respectively. The names Shea and Information Intellect may be used interchangeably throughout the Management Discussion and Analysis below.

Information Intellect derives the majority of its revenue from sales of hardware products, license fees from software sales and services provided to small to mid-market utilities.  Revenue may include hardware sales, software license fees, fees received from field and project management services, engineering, consulting and installation services and the pro rata recognition of prepaid fees from post-sale customer software support contracts also referred to as software maintenance.  Costs of revenue include materials, direct labor, direct and indirect overhead and other manufacturing spending, along with other labor and operating costs for installation and project management and the costs associated with customer support contracts.  Cost of services primarily consists of direct labor, some direct materials and overhead associated with the specific projects.

				Percentage
	Year Ended December 31,		Increase	Increase
	2006	2005	(Decrease)	(Decrease)
Revenue
Professional service fees	$1,518,320	$1,486,339	$31,981	2%
Software license fees	460,485	506,700	(46,214)	(9)%
Customer support contract services fees	903,267	926,128	(4,665)	(1)%
Hardware sales	377,787		377,787
	$3,259,859	$2,919,167	$358,888	12%

On September 29, 2005, Information Intellect acquired ETG in an acquisition accounted for under the purchase method of accounting.  Under this method of accounting the results of operations of ETG are included in the revenue, cost of revenue and operating expenses only from the date of acquisition, September 29, 2005 through the year ended December 31, 2005.  The results of operations for the year ended December 31, 2006 included a full year of operating results of ETG.  Therefore the effect of ETG in 2006 on the results of operations is an increase to revenue, cost of revenue and operating expenses.

Revenue for the year ended December 31, 2006 was $3,259,859 and increased $358,888, or 12% over the revenue of $2,919,167 for the year ended December 31, 2005 primarily due to revenue from the sale of Advance Meter Infrastructure hardware product acquired in the acquisition of ETG.

				Percentage
	Year Ended December 31,		Increase	Increase
	2006	2005	(Decrease)	(Decrease)
Costs of Revenue
Professional and customer support service costs	$741,145	$475,628	$265,517	56%
Hardware costs of sales	298,474	—	298,474
	$1,039,619	$475,628	$563,991	119%

Costs of revenue for the year ended December 31, 2006 were $1,039,619 and increased $563,991 over the year ended December 31, 2005 due to a higher number of employees performing professional services and customer support work in addition to the introduction of hardware costs of sales not previously incurred resulting from the acquisition of the ETG business.

SG&A was $3,030,752 for the year ended December 31, 2006 and $1,752,493 for the year ended December 31, 2005.  The increase of $1,278,259, or 73% is the result of the full year expense in 2006 following the ETG acquisition versus approximately three months of expense included in the year 2005 amounts as well as, higher personnel compensation and benefits expenses due to more people on staff during the year ended December 31, 2006 versus the year ended December 31, 2005.

Product development expense for the year ended December 31, 2006 was $1,360,330 versus $922,766 for the year ended December 31, 2005 representing an increase of $437,564, or 47%.  Similar to the increases in other costs and expenses previously noted, the effect of a full year of expense following the ETG acquisition and more people staffed to perform development activities were the primary reasons for the increase in product development expense.

In the acquisition of ETG, Information Intellect assigned value to intangible assets with estimated useful lives of three to ten years.  Amortization expense associated with these intangible assets was $988,544 for the year ended December 31, 2006 and $242,471 representing three months of amortization expense in the year ended December 31, 2005.  Depreciation expense increased from $16,078 in 2005 to $29,780 in 2006 due to higher levels of depreciable assets in the year ended December 31, 2006 versus 2005.

In February 2005, Information Intellect sold its 70% membership interest in PSD Software LLC to the minority member in return for ownership of the jointly developed technology.  The sale resulted in a gain of $365,339 during the year ended December 31, 2005.

Information Intellect accrues dividends on its preferred stock and presents the dividends as a reduction to net income (loss) to arrive and net income (loss) to common shareholders in the Consolidated Statement of Operations.  Preferred stock dividends were $241,500 and $60,375 for the years ended December 31, 2006 and 2005, respectively.

Liquidity and Capital Resources

At December 31, 2006, Information Intellect had cash and cash equivalents of approximately $404,000, working capital of approximately $575,000 and stockholders’ equity of approximately $1.9 million.  Cash and cash equivalents during 2006 decreased approximately $1.1 million.

During the year ended December 31, 2006, cash used in operating activities was approximately $2.2 million representing a net loss of approximately $3.3 million partially offset by non-cash charges of approximately $1.0 million for depreciation and amortization, approximately $370,000 related to stock based compensation expenses and a decrease to cash associated with a $356,000 change in net operating assets and liabilities.  In the year ended December 31, 2005 cash used in operating activities was approximately $714,000 represented by a net loss of approximately $334,000, offset by non-cash charges of approximately $334,000, including depreciation and amortization of approximately $259,000 and stock based compensation charges of approximately $75,000 offset by a non-cash gain of approximately $365,000 from the sale of a majority membership in PSD Software LLC.  Offsetting these amounts was a net decrease to cash from a net change in operating assets and liabilities of approximately $349,000.

Cash flows used in investing activities in 2006 was approximately $112,000, which represents purchases of property and equipment.  Cash flows used in investing activities in 2005 were for the purchase of property and equipment of $46,000 and approximately $358,000 cash used to acquire ETG.

Cash flows from financing activities during the year ended December 31, 2006 were approximately $1.2 million.  Information Intellect received approximately $1.0 million from the issuance of 666,668 shares of convertible preferred stock and an advance of $250,000 from a stockholder for which shares of convertible preferred stock would be issued in the future.  In addition, Information Intellect borrowed approximately $92,000 on notes payable, approximately $15,000 on capital leases and repaid approximately $190,000 of notes payable.  During the year ended December 31, 2005 cash flows from financing activities were approximately $2.4 million.  Information Intellect raised approximately $3.2 million, net of offering costs, from the issuance of 2.3 million shares of convertible preferred stock and made payments of approximately $881,000 to pay down notes payable.

Information Intellect has experienced operating losses in 2006 and 2005 and as a growing technology business Information Intellect continues to require new investment from existing and new sources of capital.  On March 2, 2007, Information Intellect completed its merger with Shea, a public company.  It is expected that this merger will provide the combined company access to public markets and new sources of capital although no assurances can be made that additional sources of capital will be available to the combined company or at prices acceptable to the combined company.  Also on March 2, 2007, in conjunction with the merger, Shea received gross proceeds of approximately $2.8 million, before reductions for offering costs, in exchange for the issuance of approximately 2.8 million shares of Shea convertible preferred stock and warrants to acquire approximately 1.4 million shares of common stock.

At December 31, 2006 Information Intellect had a commitment to issue shares of common stock in lieu of a cash payment of approximately $301,000 to holders of the preferred stock at December 31, 2006.  It is expected that this commitment will be satisfied with the issuance of shares in the financing that closed on March 2, 2007 and discussed above.

Shea anticipates that available cash and cash equivalents, cash expected to be generated from operations, supplemented by the merger and the simultaneous preferred stock offering in first quarter 2007 and potential future debt and equity financings, if any, is expected to provide sufficient cash resources to fund operations for the next twelve months.

Contractual Obligations and Off-Balance Sheet Arrangements

A summary of Shea’s contractual obligations at June 30, 2007 is as follows:

Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years

Notes Payable (1)	$1,192,809	$379,448	$813,361	$—	$—

Capital lease obligations	43,877	8,154	19,849	15,874	—

Operating lease obligations (2)	288,934	130,492	136,152	22,290	—

Purchase obligations	—	—	—	—	—

Other contractual obligations reflected on the registrant’s balance sheet under GAAP: Preferred stock dividends (3)	73,797	73,797	—	—	—
Totals	$1,599,417	$591,891	$969,362	$38,164	$—

(1) Approximately $365,000 of principal balance of the notes payable was paid in full following the financing completed in July 2007 and approximately $14,000 was paid during the ordinary course of business in July 2007.  Another $303,588 was settled in full through the issuance of 607,176 shares of common stock in July 2007.  Finally, the remaining balances of approximately $510,000 were subordinated to the $7.2 million in senior debt raised in July 2007. Should the senior debt be fully paid prior to its maturity in thirty-two months then the maturity of all subordinated debt would accelerate and become due fourteen days after the full payment of the senior debt.

(2) The operating leases are for office space in Georgia and Texas and for computer equipment.  The operating lease commitments for the office spaces reflect contractual and reasonably assured rent escalations under the lease arrangements.

(3) The preferred dividends are contractually obligated to be paid in shares of common stock of Shea.

Off-Balance Sheet Arrangements

Shea has no off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on Shea’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity. Shea is exposed to interest rate risk as a result of its outstanding Senior Debt issued in July 2007. At September 30, 2007, Shea’s total outstanding Senior Debt balance exposed to variable interest rates was $7,222,222 at an interest rate of prime plus 4%. Other debt outstanding in the form of notes payable accrues interest at fixed rates ranging from 6% to 9%.

CAMINOSOFT CORP. PROPOSAL II – REVERSE SPLIT OF CAMINOSOFT COMMON STOCK

Overview

CaminoSoft’s Board of Directors has approved an amendment to CaminoSoft’s Articles of Incorporation to effect a 1 for 10 reverse stock split whereby every 10 shares of CaminoSoft common stock outstanding will be combined and reduced into one share of CaminoSoft common stock. A copy of the proposed certificate of amendment is attached as Appendix C to this proxy statement-prospectus. CaminoSoft shareholders are urged to read the certificate of amendment carefully as it is the legal document that governs the amendment of the Company's Articles of Incorporation. Approval of this proposal is required to consummate the Merger.

By approving this proposal, CaminoSoft’s shareholders will authorize CaminoSoft’s Board of Directors to file this amendment with the Secretary of State of the State of California. The reverse stock split will become effective upon filing of the amendment. The reverse split is contingent on the consummation of the merger. If for any reason the merger is not approved or it does not appear that the merger will be consummated, this proposal may not be implemented.

Reasons for the Reverse Stock Split

The reverse stock split is a closing condition of the Merger. By reducing the number of outstanding shares of CaminoSoft common stock via a reverse stock split prior to effecting the Merger, the parties will be able to achieve the negotiated post-merger ownership percentages.

Effects of the Reverse Stock Split

After the effective date of the proposed reverse stock split, each shareholder will own a reduced number of shares of CaminoSoft common stock. The proposed reverse stock split will affect all of CaminoSoft 's existing shareholders uniformly, except to the extent that the reverse stock split results in any of CaminoSoft’s shareholders owning a fractional share as described below. Other than as contemplated in the Merger, proportionate voting rights and other rights and preferences of the holders of CaminoSoft common stock will not be affected by the proposed reverse stock split, other than as a result of the rounding of fractional shares as described below. However, the reverse stock split is contingent on the consummation of the Merger. The subsequent effectiveness of the Merger will result in substantial dilution to CaminoSoft 's shareholders.

The number of shareholders of record will not be affected by the proposed reverse stock split. Although the proposed reverse stock split by itself will not affect the rights of shareholders or any shareholder's proportionate equity interest in CaminoSoft, subject to the treatment of fractional shares, the number of authorized shares of common stock will be increased pursuant to CaminoSoft Proposal III (if approved by CaminoSoft’s shareholders). This will increase significantly the ability of CaminoSoft to issue authorized and unissued shares of common stock without further shareholder action. The issuance in the future of such additional authorized shares may have the effect of diluting the earnings per share and book value per share, as well as the stock ownership and voting rights, of the currently outstanding shares of common stock. The effective increase in the number of authorized but unissued shares of common stock may be construed as having an anti-takeover effect by permitting the issuance of shares to purchasers who might oppose a hostile takeover bid or oppose any efforts to amend or repeal certain provisions of CaminoSoft 's Articles of Incorporation or Bylaws.

Currently, CaminoSoft, prior to the approval of the other proposals within this information statement, is authorized to issue up to a total of 101,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock and 1,000,000 shares of preferred stock. Thus, immediately following the reverse stock split and other proposals, the total number of authorized shares of capital stock would increase to 815,000,000, consisting of 800,000,000 shares of common stock and 15,000,000 shares of preferred stock. Based on the number of issued and outstanding shares of common stock as of the record date, a total of 80,128,478 shares of common stock would be authorized but unissued immediately prior to the reverse stock split. After completion of the reverse stock split, increase in the authorized capital stock and closing of the Merger, a total of up to 772,202,987 shares of CaminoSoft common stock would be authorized but unissued.

If the proposals under this information statement are approved by our shareholders and consummated, our capitalization will change as follows:

Common Stock Capitalization Prior to Amendment:

Authorized for Issuance: 100,000,000

Outstanding: 19,871,522

Authorized and Reserved for Issuance

(Shares underlying Options and Warrants): 9,676,837

Authorized and Unreserved for Issuance: 70,451,641

Common Stock Capitalization Following Amendments

(including increase in authorized stock and Merger):

Authorized for Issuance: 800,000,000

Outstanding: 27,797,013

Authorized and Reserved for Issuance

(Shares Underlying Options and Warrants): 12,025,679

Authorized and Unreserved for Issuance: 760,177,308

Except as otherwise disclosed herein, CaminoSoft’s Board of Directors does not have any definite plans with regard to these remaining authorized shares of CaminoSoft common stock following effectiveness of the proposals.

Effective Date

The proposed reverse stock split will become effective immediately prior to the closing of the merger and as of the date of filing of Articles of Amendment to CaminoSoft’s Articles of Incorporation with the office of the Secretary of State of the State of California.

Except as explained below with respect to fractional shares, on the effective date of the reverse stock split, shares of common stock issued and outstanding immediately prior thereto will be combined and converted, automatically and without any action on the part of the shareholders, into new shares of common stock in accordance with reverse stock split ratio determined by CaminoSoft’s Board within the limits set forth in this proposal. The reverse split is a closing condition to the merger. In the event that the Merger Agreement is terminated, CaminoSoft does not intend to complete the reverse split.

Rounding of Fractional Shares

No fractional shares of common stock will be issued as a result of the proposed reverse stock split, nor will shareholders who otherwise would be entitled to receive fractional shares receive cash for such fractional shares. Instead, any fractional shares shall be rounded to the nearest whole share. CaminoSoft 's Board of Directors has determined that the amount to be paid for fractional shares, based on the current low book value and trading price of the CaminoSoft common stock, would be nominal, and that the small benefit to shareholders would be outweighed by the cost and time required to make such payments.

Exchange of Stock Certificates

As soon as practicable after the effective date, shareholders will be notified that the reverse split has been affected. CaminoSoft’s transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre−reverse split shares will be asked to surrender to the exchange agent certificates representing pre−reverse split shares in exchange for certificates representing post−reverse split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by the Company. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Shareholders should not destroy any stock certificate and should not submit any certificates until requested to do so.

Accounting Consequences

The proposed reverse stock split will not affect the par value of CaminoSoft common stock. As a result, on the effective date of the reverse stock split, the stated capital on CaminoSoft’s balance sheet attributable to the common stock will be reduced in proportion in the manner described above, and the additional paid-in capital account shall be credited with the amount by which the stated capital is reduced. CaminoSoft does not anticipate that any other accounting consequences would arise as a result of the reverse stock split.

No Dissenters' Rights

Under California Corporations Code, CaminoSoft’s shareholders are not entitled to dissenters' rights with respect to the proposed amendment to CaminoSoft’s Articles of Incorporation to affect the reverse stock split, and CaminoSoft will not independently provide its shareholders with any such rights.

Certain Material Federal U.S. Income Tax Consequences of the Reverse Stock Split

The following is a summary of certain material United States federal income tax consequences of the reverse stock split. The following discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended, or the Code, treasury regulations promulgated under the Code, Internal Revenue Service, or IRS, rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively.

CaminoSoft has not sought and will not seek any rulings from the IRS or opinions from counsel with respect to the United States federal income tax consequences discussed below. The discussion below does not in any way bind the IRS or the courts or in any way constitute an assurance that the United States federal income tax consequences discussed herein will be accepted by the IRS or the courts. The tax treatment of a shareholder may vary depending on such shareholder's particular situation or status. This discussion is limited to shareholders who hold their common stock as capital assets and it does not address aspects of United States federal income taxation that may be relevant to stockholders who are subject to special treatment under United States federal income tax laws, such as dealers in securities, financial institutions, insurance companies, tax-exempt entities, persons holding common stock as part of a hedge, straddle or other risk reduction transaction, and persons that are subject to loss disallowance rules with respect to their common stock. In addition, the discussion does not consider the effect of any applicable foreign, state, local or other tax laws, or estate or gift tax considerations or the alternative minimum tax.

HOLDERS OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE REVERSE STOCK SPLIT, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

Consequences to the Company Shareholders who receive Common Stock in the Reverse Stock Split

CaminoSoft intends to treat the exchange of new common stock for existing common stock in the reverse stock split as a recapitalization under Section 368(a)(1)(E) of the Code. Accordingly, a shareholder who receives only new common stock in exchange for the shareholder's existing common stock should not recognize taxable gain or loss as a result of the reverse stock split, should have a tax basis in its common stock received in the reverse stock split equal to its tax basis in its existing common stock, and should include its holding period in its existing common stock in its holding period for the new common stock received in the reverse stock split.

If CaminoSoft’s shareholders approve the proposal to effect 1:10 reverse stock split of the issued and outstanding CaminoSoft common stock, then following consummation of the Merger and issuance of the 25,721,736 shares of CaminoSoft common stock to Shea shareholders who choose to participate in the merger, the shareholders of CaminoSoft will hold approximately 4.99% of the issued and outstanding CaminoSoft common stock on a post-merger basis, and shareholders of Shea will become controlling shareholders of CaminoSoft, holding approximately 95.01% of the CaminoSoft common stock on a post-merger basis.

CaminoSoft’s Board of Directors recommend a vote “FOR” the proposal to effect a 1:10 reverse stock split of all shares of CaminoSoft common stock issued and outstanding immediately prior to the closing of the Merger.

CAMINOSOFT CORP. PROPOSAL III – INCREASE IN AUTHORIZED CAPITAL STOCK

Overview

On _____, 2007, CaminoSoft’s board of directors approved an amendment to CaminoSoft’s Articles of Incorporation to: (i) increase the shares of common stock that are authorized for issuance from 100,000,000 shares to 800,000,000 shares; and (ii) increase the shares of preferred stock that are authorized for issuance from 1,000,000 shares to 15,000,000 shares. The text of the proposed amendment is attached as Appendix C to this proxy statement-prospectus.

Reasons for the Amendment

Common Stock. Under CaminoSoft’s Articles of Incorporation as currently in effect, there are 100,000,000 shares of common stock authorized for issuance. As of _____, 2007, 19,871,522 shares of common stock were issued and outstanding. In addition, as of that date, there were approximately 9,676,837 shares of our common stock reserved for issuance upon the exercise of outstanding options under our 2000 Stock Option Plan. Accordingly, we have approximately 70,451,641 authorized shares of common stock that are currently unissued and unreserved.

The primary purpose of the proposed increase in the number of authorized shares of common stock is to make additional shares of capital stock available for issuance in connection with the Merger.

In addition, the increase in the number of authorized common stock will also provide CaminoSoft’s board of directors with the flexibility of subsequent issuances of CaminoSoft capital stock, as the board deems appropriate or necessary. As disclosed in CaminoSoft’s prior public filings, based upon CaminoSoft’s current liquidity position, it will have to obtain additional financing in order to fund ongoing operations and meet our working capital needs. It is expected that CaminoSoft may have to seek to raise additional capital through the sale of additional shares of common stock, preferred stock or securities convertible into common stock. Furthermore, additional and newly authorized shares may be needed in the future in connection with possible acquisitions of, or business combinations with other companies, or in connection with establishing strategic partnerships or other business relationships, or for other corporate purposes. Unless our Articles of Incorporation is amended to increase the number of shares of common stock we are authorized to issue, we may not have sufficient authorized shares of common stock available in connection with the Merger, and subsequent to the Merger, for the foregoing purposes.

If the stockholders approve the increase in our authorized shares of common stock, CaminoSoft’s board of directors does not intend to solicit further shareholder approval prior to the issuance of any authorized shares of common stock, except as may be required by applicable law.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any preferred stock then outstanding, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the CaminoSoft’s board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. There are no redemption or sinking fund provisions applicable to our common stock.

Any issuance of additional shares of common stock also could have the effect of diluting any future earnings per share and book value per share of the outstanding shares of our common stock, and such additional shares could be used to dilute the stock ownership or voting rights of a person seeking to obtain control of CaminoSoft. Except pursuant to outstanding options, warrants and convertible debentures, we have no present agreement or commitment, however, to issue any additional shares of common stock.

Preferred Stock. Pursuant to CaminoSoft’s Articles of Incorporation as currently in effect, there are 1,000,000 shares of preferred stock authorized for issuance. As of _____, 2007, no shares of preferred stock were issued and outstanding. As noted above, we anticipate that we will have to obtain additional financing in order meet our working capital needs through the sale of capital stock. CaminoSoft’s board of directors has proposed to increase the number of authorized shares of CaminoSoft preferred stock in connection with issuances of preferred stock contemplated by the merger, and in order to provide flexibility in structuring securities designed to meet the requirements of specific potential investors with respect to any future financing transactions or other business relationships. In addition, the newly authorized shares of preferred stock may be needed in the future in connection with possible acquisitions of businesses or assets, or in connection with establishing strategic partnerships or other business relationships, or for other corporate purposes.

If the shareholders approve the increase in authorized preferred stock for issuance, CaminoSoft’s board of directors would have the right, without further vote or action by the stockholders, to designate any portion of such preferred shares as a series, and determine the number of shares constituting each such series, and to fix from time to time the dividend rights, dividend rates, conversion rights and prices, voting rights, rights and terms of redemption, redemption price(s), liquidation preferences and similar matters with respect to any wholly unissued series of preferred stock. In addition, one or more series of preferred stock could be created which would be senior to our common stock in terms of payment of dividends and rights upon liquidation of CaminoSoft or which have special voting rights (such as the right to approve as a class certain corporate actions or with voting rights disproportionate to the number of shares owned). Furthermore, if all of the authorized shares of the preferred stock were issued, the dividend requirements of the preferred stock might be substantial.

In addition, if any series of the preferred stock is convertible into shares of common stock, such conversion may result in a dilution of the equity of holders of common stock. The rights, preferences and privileges of any series of preferred stock will depend on market conditions, interest rates, economic conditions and the financial condition and prospects of CaminoSoft at the times when the series may be created, and the shares subject thereto may be issued, and will also depend on negotiations relating to the issuance and sale thereof.

The issuance of the preferred stock, in addition to providing CaminoSoft’s board of directors with the foregoing desired flexibility, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of CaminoSoft, which may depress the market value of the common stock.

No Rights of Appraisal

Under the laws of California, our dissenting shareholders are not entitled to appraisal rights with respect to the amendment to increase the number of authorized capital stock of CaminoSoft, and CaminoSoft will not independently provide our stockholders with any such right.

Federal Income Tax Consequences

CaminoSoft believes that the federal income tax consequences of the increase in authorized capital stock to holders of our common stock will be as follows:

•	No gain or loss will be recognized by a stockholder upon the effective date of the amendment;

•	The aggregate tax basis of shares of our common stock will not be affected by the amendment; and

•	The holding period of shares of our common stock after the amendment will remain the same as the holding period prior to the amendment.

CaminoSoft’s beliefs regarding the tax consequence of the proposed amendment are not binding upon the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service or the courts will accept the positions expressed above. This summary does not purport to be complete and does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident foreign individuals, broker_dealers and tax exempt entities. The state and local tax consequences of the amendment may vary significantly as to each shareholder, depending upon the state in which he or she resides.

CaminoSoft’s Board of Directors recommend a vote “FOR” the proposal to effect an amendment to CaminoSoft’s Articles of Incorporation to increase the number of authorized shares of common stock and preferred stock.

CAMINOSOFT CORP. PROPOSAL IV - NAME CHANGE

Overview

On _____, 2007, CaminoSoft’s board of directors approved an amendment to CaminoSoft’s Articles of Incorporation to effect a name change to “Riptide Software Solutions, Inc.” upon consummation of the Merger. The text of the proposed amendment is attached as Appendix C to this proxy statement-prospectus.

Reasons for Amendment

The name change will take advantage of the “Riptide” branding and name recognition as it relates to the business intelligence software and solution services market. The name change is a closing condition to the merger. In the event the Merger Agreement is terminated or the Merger is not otherwise consummated, CaminoSoft’s Board does not intend to proceed with the name change.

CaminoSoft’s Board of Directors recommend a vote “FOR” the proposal to effect a name change of the company to “Riptide Software Solutions, Inc.”

OTHER MATTERS

The management of CaminoSoft is not aware of any other matters to come before Caminosoft’s special meeting.

EXPERTS

The audited financial statements included in CaminoSoft Corp.’s Annual Report on Form 10-KSB for the years ended September 30, 2006 and September 30, 2005, respectively, have been incorporated by reference in this registration statement in reliance on the reports of Weinberg & Company, P.A., an independent registered public accounting firm, and upon the authority of said firm as an expert in accounting and auditing.

The audited financial statements of Shea (and its affiliated entities) have been included in this registration statement in reliance on the reports of Weaver and Tidwell, L.L.P., an independent registered public accounting firm, and upon the authority of said firm as an expert in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES
ACT LIABILITIES

CaminoSoft’s Articles of Incorporation limits the liability of its directors. As permitted by California law, our directors will not be liable to us for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. This limitation does not affect liability for any breach of a director's duty to us or our shareholders (i) with respect to approval by the director of any transaction from which he or she derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that the director believes to be contrary to the best interests of our company or our shareholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern or inattention that amounts to an abdication of his or her duty to our company or our shareholders, or that show a reckless disregard for duty to our company or our shareholders in circumstances in which he or she was, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to our company or our shareholders, or (iii) based on transactions between our company and our directors or another corporation with interrelated directors or based on improper distributions, loans or guarantees under applicable sections of California Law. This limitation of directors' liability also does not affect the availability of equitable remedies, such as injunctive relief or rescission.

We have been advised that it is the position of the Commission that insofar as the provision in our Articles of Incorporation, as amended, may be invoked for the limitation of liabilities arising under the Securities Act, the provision is against public policy and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

CaminoSoft and Shea each file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports, statements or other information that the companies file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. CaminoSoft’s and Shea’s public filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at http://www.sec.gov.

CaminoSoft has filed a Form S-4 registration statement to register with the SEC the offering and sale of the shares of CaminoSoft common stock to be issued to Shea shareholders in the merger.

This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of CaminoSoft and a proxy statement of CaminoSoft for its respective special meeting.

As allowed by SEC rules, this proxy statement/prospectus, including the attached annexes, does not contain all the information that stockholders can find in the registration statement or the exhibits to the registration statement.

The SEC allows CaminoSoft and Shea to incorporate information into this proxy statement/prospectus “by reference,” which means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents that CaminoSoft and Shea have previously filed with the SEC. These documents contain important information about the companies and their financial condition.

CaminoSoft Filings (File No. 033-64534-LA):

•	Annual Report on Form 10-KSB for the fiscal year ended September 30, 2005.

•	Annual Report on Form 10-KSB for the fiscal year ended September 30, 2006.

•	Quarterly Reports on Form 10-QSB for the fiscal quarters ended December 31, 2006; March 31, 2007; and June 30, 2007.

Shea Filings (File No. 333-130011):

•	Quarterly Reports on Form 10-QSB for the fiscal quarters ended March 31, 2007; and June 30, 2007.

CaminoSoft and Shea also hereby incorporate by reference all additional documents that CaminoSoft or Shea may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this proxy statement/prospectus and the date of the special meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

CaminoSoft has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to CaminoSoft. Shea has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Shea.

If you are a shareholder, you may have received some of the documents incorporated by reference. You may also obtain any of those documents from the appropriate company or the SEC or the SEC’s Internet web site described above. Documents incorporated by reference in this proxy statement/prospectus are available from the appropriate company without charge, excluding all exhibits unless specifically incorporated by reference in such documents. Shareholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

CaminoSoft Corp.
Attn: Stephen Crosson
600 Hampshire Road, Suite 105
Westlake Village, California 91361
(805) 370-3100
E-mail: steve.crosson@caminosoft.com
Website: www.caminosoft.com

If you would like to request documents, please do so by _________, 2007, which is five days before the special meeting, to receive them before the special meeting. If you request any information that is incorporated by reference into this proxy statement/prospectus, the appropriate company will respond to your request within one business day of receipt of your request, the requested documents by first class mail, or other equally prompt means.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote your shares at the special meeting. We have not authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated _________________, 2007. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to CaminoSoft or Shea shareholders nor the issuance of shares of CaminoSoft common stock in the merger shall create any implication to the contrary.

CaminoSoft Corp., the CaminoSoft Corp. logos and all other CaminoSoft Corp. product and service names are registered trademarks or trademarks of CaminoSoft Corp. in the United States. Shea Development Corp., the Shea Development Corp. logos and all other Shea Development Corp. product and service names are trademarks or trademarks of Shea Development Corp. in the United States. "®" and " tm" indicate U.S. registration and U.S. trademark, respectively. Other third party logos and product/trade names are registered trademarks or trade names of their respective companies.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of CaminoSoft Directors and Officers.

Our Articles of Incorporation limit the liability of our directors. As permitted by California law, our directors will not be liable to us for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. This limitation does not affect liability for any breach of a director's duty to us or our shareholders (i) with respect to approval by the director of any transaction from which he or she derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that the director believes to be contrary to the best interests of our company or our shareholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern or inattention that amounts to an abdication of his or her duty to our company or our shareholders, or that show a reckless disregard for duty to our company or our shareholders in circumstances in which he or she was, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to our company or our shareholders, or (iii) based on transactions between our company and our directors or another corporation with interrelated directors or based on improper distributions, loans or guarantees under applicable sections of California Law. This limitation of directors' liability also does not affect the availability of equitable remedies, such as injunctive relief or rescission.

We have been advised that it is the position of the Commission that insofar as the provision in our Articles of Incorporation, as amended, may be invoked for the limitation of liabilities arising under the Securities Act, the provision is against public policy and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

The exhibits listed below in the “Exhibit Index” are part of this registration statement and are numbered in accordance with Item 601 of Regulation S-B.

Item 22. Undertakings.

The undersigned registrant hereby undertakes to:

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act; and

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communication, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westlake Village, State of California on _______, 2007.

CAMINOSOFT CORP.

By:	/s/ Michael Skelton
Name: Michael Skelton
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael Skelton	Chief Executive Officer and Director	_______, 2007
Michael Skelton

/s/ Stephen Crosson	Chief Financial Officer (Principal	_______, 2007
Stephen Crosson	Financial and Accounting Officer) and Chief Operating Officer and Director

*	Director	_______, 2007
Robert Pearson

*	Chairman of the Board of Directors	_______, 2007
Robert Degan

*	Director	_______, 2007
Russell Cleveland

*	Director	_______, 2007
Lee Pryor

* By: /s/ Stephen Crosson
Stephen Crosson
Title: Attorney-in-fact

Exhibit Index

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of September 4, 2007, by and among CaminoSoft Corp., CC Merger Corp., and Shea Development Corp., a Nevada corporation.
3.1	Amended and Restated Articles of Incorporation*
3.2	Bylaws*
23.1	Consent of Weinberg Company P.A.
23.2	Consent of Weaver and Tidwell, L.L.P.

* Incorporated by reference from the Form 10-KSB, File No. 033-04534-LA, filed January 13, 2006.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Shea Devlopment Corp. Pro Forma Condensed Consolidated Balance Sheet Information	Shea Development Corp. June 30, 2007	Riptide Software, Inc. June 30, 2007 (1)	Pro Forma Acquisition Adjustments (3)	Bravera, Inc. June 30, 2007 (2)	Pro Forma Acquisition Adjustments (4)	Pro Forma Financing Adjustments (5)	Pro Forma Combined Shea Development Corp. June 30, 2007	Caminosoft Corp. June 30.2007	Pro Forma Merger Adjustments (6)	Pro Forma Combined June 30, 2007
ASSETS

CURRENT ASSETS
Cash	$106,608	$443,425	$(4,000,000)	$300	$(800,000)	$9,610,000	$5,360,333	$131,272	$-	$5,491,605
Restricted cash						1,000,000	1,000,000			1,000,000
Accounts receivable, net of allowance for doubtful accounts of $39,393 (Shea), $444,935 (Bravera) and $20,000 (Caminosoft) at June 30, 2007	460,982	3,492,381		308,322			4,261,685	452,970		4,714,655
Inventory	803,885	-		-			803,885			803,885
Prepaid expenses	32,263	20,949		18,735			71,947			71,947
Refundable income taxes		33,750		-			33,750			33,750
Deferred tax assets				174,937			174,937			174,937
Total Current Assets	1,403,738	3,990,505	(4,000,000)	502,294	(800,000)	10,610,000	11,706,537	584,242	-	12,290,779

Property and equipment, net of accumulated depreciation	212,267	224,342		226,668			663,277	83,667		746,944
Intangibles assets, net of accumulated amortization	1,874,524	-	9,904,535	999	7,246,674		19,026,732		920,110	19,946,842
Other assets	12,127	3,927		-			16,054	9,582		25,636
TOTAL ASSETS	$3,502,656	$4,218,774	$5,904,535	$729,961	$6,446,674	$10,610,000	$31,412,600	$677,491	$920,110	$33,010,201

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of note payable	$379,448	$-	$-	$514,744	$(464,744)	$1,444,444	$1,873,892	$2,658,740	$(2,658,740)	$1,873,892
Current maturities of capital lease obligations	8,154	-	-	-			8,154			8,154
Accounts payable and accrued liabilities	2,026,687	739,268	1,343,000	696,162	1,910,000		6,715,117	217,272		6,932,389
Accrued interest			206,250			442,361	648,611		-	648,611
Income taxes payable	-	413,420	-	-	-		413,420			413,420
Deferred revenue	646,876	-	-	144,062	-		790,938	763,382		1,554,320
Deferred income taxes, current portion	-	364,000	-	241,756	-		605,756			605,756
Total current liabilities	3,061,165	1,516,687	1,549,250	1,596,724	1,445,256	1,886,805	11,055,888	3,639,394	(2,658,740)	12,036,542

DEFERRED INCOME TAXES, long-term portion		466,000		19,091			485,091			485,091
LONG-TERM NOTES PAYABLE, less current maturities	813,361	-	5,000,000			2,399,510	8,212,871			8,212,871
DEFERRED REVENUES, net of current portion								182,814		182,814
NON-CURRENT CAPITAL LEASE OBLIGATION	35,723	-		-			35,723			35,723
COMMITMENTS AND CONTINGENCIES
Preferred stock dividends payable	73,797	-		-		247,000	320,797			320,797
Mandatory Redeemable Series B Preferred Stock						2,602,360	2,602,360			2,602,360
STOCKHOLDERS' EQUITY
Series A 8% Convertible Cumulative Preferred stock; $0.001 par value; 10,000,000 shares authorized; 2,800,000 shares issued and outstanding at June 30, 2007	2,800	-		-		1,000	3,800			3,800
Common Stock; $.001 par value; 800,000,000 shares authorized, 24,145,000 shares issued and outstanding at June 30, 2007	24,145	760	4,753	2	8,811	18,621	57,092	18,802,480	2,264,809	21,124,381
Pending issuance of preferred stock	400,000					(400,000)	-			-
Additional paid-in-capital	9,300,452	367,790	2,524,823	-	4,911,937	5,979,232	23,084,234		(20,530,922)	2,553,312
Retained earnings (accumulated deficit)	(10,208,787)	1,867,537	(3,174,291)	(885,856)	80,670	(2,124,528)	(14,445,255)	(21,947,197)	21,844,963	(14,547,489)

Total Stockholders' equity	(481,390)	2,236,087	(644,715)	(885,854)	5,001,418	3,474,325	8,699,871	(3,144,717)	3,578,850	9,134,004

TOTAL LIABILITIEAS AND STOCKHOLDERS' EQUITY	$3,502,656	$4,218,774	$5,904,535	$729,961	$6,446,674	$10,610,000	$31,412,600	$677,491	$920,110	$33,010,201

See Notes to Pro Forma Balance Sheet Financial Information

NOTES TO PRO FORMA FINANCIAL BALANCE SHEET INFORMATION

(1)	Represents the balance sheet of Riptide Software, Inc. as of June 30, 2007. Certain accounts have been reclassified to conform to the current presentation

(2)	Represents the balance sheet of Bravera, Inc. as of June 30, 2007. Certain accounts have been reclassified to conform to current presentation.

(3)	Entries to record the acquisition of Riptide Sotware, Inc.

		$ Increase (Decrease) to:
	Total	Cash	Intangible Assets, net of accumulated amortization	Accrued Liabilities	Long-term Notes Payable	Common Stock	Additional Paid-in Capital	Retained Earnings
Cash payment at closing from proceeds of July 2007 financing transactions	$(4,000,000)	$(4,000,000)
Estimated acqusition intangible assets, net of $1,100,504 of accumulated amortization	9,904,535		$9,904,535
Accrue transactions associated with the acqusition transaction	1,343,000			$1,343,000
Accrue interest payable on convertible subordinated notes	206,250			206,250
Issuance of convertible subordinated notes	5,000,000	-			$5,000,000
Issunace of 5 million shares of Shea common stock	2,500,000					$5,000	$2,495,000
Estimated fair value of stock issued to investment bankers	128,126					513	127,613
Estimated fair value of warrants issued to investment bankers	270,000						270,000
Elimination historical stockholders' equity	(2,236,087)					(760)	(367,790)	$(1,867,537)
Amortization of acquisition intangibles assets	(1,100,504)							(1,100,504)
Interest expense	(206,250)							(206,250)

Totals	$-	$(4,000,000)	$9,904,535	$1,549,250	$5,000,000	$4,753	$2,524,823	$(3,174,291)

(4)	Entries to record the acquisition of Bravera , Inc.

		$ Increase (Decrease) to:
	Total	Cash	Intangible Assets, net of accumulated amortization	Current Maturities of Notes Payable	Accrued Liabilities	Common Stock	Additional Paid-in Capital	Retained Earnings
Cash payment at closing from proceeds of July 2007 financing transactions	$(800,000)	$(800,000)
Estimated acqusition intangible assets, net of $805,186 of accumulated amortization	7,246,674		$7,246,674
Acqusition payment payable	700,000				$700,000
Elimination of liabilies not ssumed in the acquisition	(464,744)			$(464,744)
Accrue transactions associated with the acqusition transaction	1,210,000				1,210,000
Fair value of 8.3 million shares of Shea common stock issued to acquire Bravera	4,150,000					$8,300	$4,141,700
Fair vaule of 2,937,500 common stock warrants issued to acquire Bravera and 450,000 common stock warrants issued to acquire intellectual property	372,625						372,625
Estimated fair value of stock issued to investment bankers	128,125					513	127,612
Estimated fair value of warrants issued to investment bankers	270,000						270,000
Elimination historical stockholders' deficit	885,854					(2)		$885,856
Amortization of acquisition intangibles assets	(805,186)							(805,186)

Totals	$-	$(800,000)	$7,246,674	$(464,744)	$1,910,000	$8,811	$4,911,937	$80,670

(5)	To reflect the effects of the issuance of the Senior Notes, the Series A Preferred Stock and the Series A Preferred Stock

	$ Increase (Decrease) to:
	Cash	Restricted Cash	Current Maturities of Notes Payable	Accrued Liabilities	Long-term Notes Payable	Preferred Dividends Payable	Series A Preferred Stock	Series B Preferred Stock	Preferred Stock Rending Issuance	Common Stock	Additional Paid-in Capital	Retained Earnings
Issuance of Senior Notes for cash net of cash transaction costs of approximately $589,000 and a debt discount of $722,222	$5,911,000		$1,444,444		$4,466,556
Fair value of 12,797,500 shares of common stock and 3,500,000 common stock warrants issued to the holders of the Senior Notes recorded as debt discount					(2,366,000)					$12,797	$2,353,203
Fair value of common stock warrants issued to placement agents receorded as debt discount					(82,000)						82,000
Fair value of shares of Shea Common Stock issued to Information Intellect note holders in return for subordination of the notes payable to the Senior Notes, recorded as debt discount					(25,000)					100	24,900
Amortization of the debt discount and transaction costs including the fair value of shares of common stock and warrants issued					709,542							$(709,542)
Accrue interest on Senior Notes at Pime plus 4% per annum				$442,361								(442,361)
The conversion of Officers' notes payable into shares of common stock at a per share price of $.50					(303,588)					607	302,981
Issuance of 4.6 million shares of Series B Preferred Stock for cash, net of approximately $414,000 of cash transaction costs. The restricted cash is held in escrow and may be released from escrow upon the closing of the acquisition of a thrid company that was under merger discussions with Shea at July 16, 2007, the closing date of the Series B Preferred Stock.	2,786,000	$1,000,000						$4,186,000	$(400,000)
Fair value of 1,242,000 shares of Shea Common Stock issued as prepaid stock dividend								(178,000)		1,242	176,758
Fair value of 3,875,000 restricted shares of Shea Common Stock issued to officers, shareholders and others associated with the tranactions dividend										3,875	968,750	(972,625)
Fair value of 9,477,000 warrants issued to holders of the Series B Preferred Stock								(1,307,000)			1,307,000
Fair value of common stock warrants issued to placement agents recorded as transaction costs								(98,640)			98,640
Issuance of 1 million shares of Series A Preferred Stock for cash, net of cash transaction costs of approximately $87,000.	913,000						1,000				912,000
Accrue Preferred Stock dividends						247,000					(247,000)

	$9,610,000	$1,000,000	$1,444,444	$442,361	$2,399,510	$247,000	$1,000	$2,602,360	$(400,000)	$18,621	$5,979,232	$(2,124,528)

(6)	To reflect the impact of the reverse merger with Caminosoft. The Caminosoft common shares have no par value.

	$ Increase (Decrease) to:
	Intangible Assets, net of accumulated amortization	Current Maturities of Notes Payable	Common Stock	Additional Paid-in Capital	Retained Earnings
Estimated intangible assets resulting from the merger based on the dilution of Shea's Series A and B preferred stock and Caminosoft Corp. net liability position after its debt conversion, net of estimated amortization of $102,234	$920,110		$1,022,344		$(102,234)
The conversion of Caminosoft Corp.'s outstanding notes payable into common shares		$(2,658,740)	2,658,740
Elimination of Caminosoft Corp.'s historical retained earnings.			(21,947,197)		21,947,197
Eliminate Shea's additional paid in capital not associated with the issuance of the Series A preferred stock.			20,530,922	$(20,530,922)
	$920,110	$(2,658,740)	$2,264,809	$(20,530,922)	$21,844,963

Shea Development Corp.
Pro Forma Condensed Consolidated Statements of Operations

	Six Months ended June 30, 2007
	Shea Development Corp.	Riptide Software, Inc. (1)	Bravera, Inc. (2)	Pro Forma Acquisition and Financing Adjustments		Pro Forma Combined Shea Development Corp.	Caminosoft Corp.	Pro Forma Adjustments		Pro Forma Combined
Revenue
Professional services fees	$732,779	$6,810,124	$1,015,183	$-		$8,558,086	$1,240,573	$-		$9,798,659
Software license fees	150,000	-				150,000				150,000
Customer support contract services fees	518,258	-	301,663			819,921				819,921
Total Revenue	1,401,037	6,810,124	1,316,846	-		9,528,007	1,240,573	-		10,768,580

Cost of revenue
Professional and customer support services cost	451,451	4,634,005	1,135,973			6,221,428	136,821			6,358,249
Hardware cost of sales	2,000	-	-			2,000	-			2,000
Total cost of revenue	453,451	4,634,005	1,135,973	-		6,223,428	136,821	-		6,360,249
Gross profit margin	947,586	2,176,119	180,874	-		3,304,579	1,103,752	-		4,408,331

Operating Expenses
Selling , general and administrative expenses	3,848,947	914,040	811,227	968,750	(5)	6,542,964	957,828			7,500,792
Product development expense	1,899,080	-	21,820			1,920,900	182,045			2,102,945
Depreciation and amortization	22,111	49,526	32,712			104,349	7,435			111,784
Amortization of intangible assets	485,384	-	-	1,905,690	(3)	2,391,074	-	102,234	(7)	2,493,308
Total operating expenses	6,255,522	963,566	865,759	2,874,440		10,959,287	1,147,308	102,234		12,208,829
Operating income (loss)	(5,307,936)	1,212,553	(684,885)	(2,874,440)		(7,654,708)	(43,556)	(102,234)		(7,800,498)

Interest income	798	3,387	-	-		4,185	8	-		4,193
Interest expense	(57,592)	-	(19,089)	(1,358,153)	(4)	(1,434,834)	(168,879)			(1,603,713)
Other income (expense)	-		-	-		-	-	-		-
Income (loss) before income taxes	(5,364,730)	1,215,940	(703,974)	(4,232,593)		(9,085,357)	(212,427)	(102,234)		(9,400,018)
(Provision for) benefit from income taxes	-	(413,420)				(413,420)				(413,420)
Net income (loss)	(5,364,730)	802,520	(703,974)	(4,232,593)		(9,498,776)	(212,427)	(102,234)		(9,813,437)
Less preferred stock dividends	(73,797)	-	-	-		(73,797)	-	-		(73,797)
Net income (loss) applicable to common stockholders'	$(5,438,527)	$802,520	$(703,974)	$(4,232,593)		$(9,572,573)	$(212,427)	$(102,234)		$(9,887,234)

Basic and diluted loss per share	$(0.24)					$(0.17)	$(0.01)			$(0.25)

Basic and diluted weighted average of common shares outstanding	22,544,239			32,946,676	(6)	55,490,915	14,258,756	(29,926,986	)(8)	39,822,685

(1)	Represents the income statement of Riptide Software, Inc. for the six months ended June 30, 2007. Certain accounts have been reclassified to conform to our presentation.
(2)	Represents the income statement of Bravera, Inc. for the six months ended June 30, 2007. Certain accounts have been reclassified to conform to our presentation.
(3)	The estimated amortization associated with the intangibles associated with the acquisition of Riptide Software, Inc. and Bravera, Inc. assuming an average five year life.
(4)	The estimated interest associated with the Senior Notes and the $5 million subordinated convertible note payable due to Riptide Software, Inc. shareholders.
(5)	To reflect the 3,875,000 shares of common stock issued to officers, shareholder, and others associated with the transactions with an estimated fair value of $.025.
(6)	To reflect the additional shares of common stock issued associated with the acquisitions and financing.
(7)	The estimated amortization associated with the intangibles resulting from the merger.
(8)	Represents the reduction in the total common shares outstanding as a result of the merger with Caminosoft Corp. being 4.99% and Shea Development being 95.01% of the total outstanding.

Shea Development Corp.
Pro Forma Condensed Consolidated Statements of Operations

	Year ended December 31, 2006
	Shea Development Corp.	Riptide Software, Inc. (1)	Bravera, Inc. (2)	Pro Forma Acquisition and Financing Adjustments	Pro Forma Combined Shea Development Corp.	Caminosoft Corp.	Pro Forma Adjustments	Pro Forma Combined
Revenue
Professional services fees	$1,518,320	$7,712,040	$4,629,254	$-	$13,859,614	$1,795,930	$-	$15,655,544
Software license fees	460,485	-			460,485			460,485
Customer support contract services fees	903,267	-	692,121		1,595,388			1,595,388
Hardware sales	377,787				377,787			377,787
Total Revenue	3,259,859	7,712,040	5,321,375	-	16,293,274	1,795,930	-	18,089,204

Cost of revenue
Professional and customer support services cost	741,145	5,012,826	3,674,427		9,428,398	146,813		9,575,211
Hardware cost of sales	298,474	-	-		298,474	-		298,474
Total cost of revenue	1,039,619	5,012,826	3,674,427	-	9,726,872	146,813	-	9,873,685
Gross profit margin	2,220,240	2,699,214	1,646,948	-	6,566,402	1,649,117	-	8,215,519

Operating Expenses
Selling , general and administrative expenses	3,030,752	1,720,631	1,824,811	968,750 (5)	7,544,944	2,226,720		9,771,664
Product development expense	1,360,330	-	594,350		1,954,680	471,014		2,425,694
Depreciation and amortization	29,780	85,360	57,052		172,192	19,874		192,066
Amortization of intangible assets	988,544	-	-	3,811,380 (3)	4,799,924	-	204,468 (7)	5,004,392
Total operating expenses	5,409,406	1,805,991	2,476,213	4,780,130	14,471,740	2,717,608	204,468	17,393,816
Operating income (loss)	(3,189,166)	893,223	(829,265)	(4,780,130)	(7,905,338)	(1,068,491)	(204,468)	(9,178,297)

Interest income	24,987	6,557	-	-	31,544	16		31,560
Interest expense	(109,086)	-	(31,578)	(2,716,306) (4)	(2,856,970)	(357,294)		(3,214,264)
Other income (expense)	2,582		-	-	2,582	(262,075)		(259,493)
Income (loss) before income taxes	(3,270,683)	899,780	(860,843)	(7,496,436)	(10,728,182)	(1,687,844)	(204,468)	(12,620,494)
(Provision for) benefit from income taxes	-	(466,000)	158,121	-	(307,879)			(307,879)
Net income (loss)	(3,270,683)	433,780	(702,722)	(7,496,436)	(11,036,061)	(1,687,844)	(204,468)	(12,928,373)
Less preferred stock dividends	(241,500)	-	-	-	(241,500)	-	-	(241,500)
Net income (loss) applicable to common stockholders'	$(3,512,183)	$433,780	$(702,722)	$(7,496,436)	$(11,277,561)	$(1,687,844)	$(204,468)	$(13,169,873)

Basic and diluted loss per share	$(0.51)				$(0.28)	$(0.12)		$(0.33)

Basic and diluted weighted average of common shares outstanding	6,869,465			32,946,676 (6)	39,816,141	14,157,136	(14,252,212) (8)	39,822,685

(1)	Represents the income statement of Riptide Software, Inc. for the twelve months ended December 31, 2006. Certain accounts have been reclassified to conform to our presentation.
(2)	Represents the income statement of Bravera, Inc. for the twelve months ended December 31, 2006. Certain accounts have been reclassified to conform to our presentation.
(3)	The estimated twelve months amortization associated with the intangibles associated with the acquisition of Riptide Software, Inc. and Bravera, Inc. assuming an average five year life.
(4)	The estimated annual interest associated with the Senior Notes and the $5 million subordinated convertible note payable due to Riptide Software, Inc. shareholders.
(5)	To reflect the 3,875,000 shares of common stock issued to officers, shareholder, and others associated with the transactions with an estimated fair value of $.25
(6)	To reflect the additional shares of common stock issued associated with the acquisitions and financing.
(7)	The estimated twelve months amortization associated with the intangibles resulting from the merger.
(8)	Represents the reduction in the total common shares outstanding as a result of the merger with Caminosoft Corp. being 4.99% and Shea Development being 95.01% of the total outstanding.

SHEA DEVELOPMENT CORP. UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, JUNE 30, 2007

SHEA DEVELOPMENT CORP.
CONSOLIDATED BALANCE SHEETS

	JUNE 30, 2007	DECEMBER 31, 2006
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$106,608	$404,209
Accounts receivable, net of allowance for doubtful accounts of $39,393 at June 30, 2007 and $40,000 at December 31, 2006	460,982	413,699
Inventory	803,885	861,136
Prepaid expenses	32,263	25,729
Total Current Assets	1,403,738	1,704,773

Property and equipment, net of accumulated depreciation of $288,606 and $266,495	212,267	188,476

Intangible assets, net of accumulated amortization of $1,716,399 and $1,231,015	1,874,524	2,359,909

Other assets	12,127	98,362
TOTAL ASSETS	$3,502,656	$4,351,520

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current maturities of notes payable	$379,448	$301,178
Current maturities of capital lease obligations	8,154	4,443
Accounts payable and accrued expenses	2,026,687	214,487
Deferred revenue	646,876	515,723
Total current liabilities	3,061,165	1,035,831

LONG-TERM NOTES PAYABLE, less current maturities	813,361	1,029,571
NON-CURRENT CAPITAL LEASE OBLIGATION	35,723	44,836

COMMITMENTS AND CONTINGENCIES
Preferred dividends payable in shares of common stock	73,797	301,875

STOCKHOLDERS’ EQUITY
Shea Development Corp. Series A 8% Convertible Preferred Stock, $0.001 par value per share; 10,000,000 shares authorized; 2,800,000 shares issued and outstanding at June 30, 2007 and Information Intellect, Inc. Series A 7% Convertible Preferred Stock, $0.001 par value per share; 3,000,000 shares authorized 2,966,668 shares issued and outstanding at December 31, 2006;	2,800	2,967
Shea Development Corp. common stock, $.001 par value per share; 800,000,000 shares authorized; 24,145,000 shares issued and outstanding at June 30, 2007; Information Intellect, Inc. common stock, $.001 par value per share; 13,000,000 shares authorized; 6,872,890 shares issued and outstanding at December 31, 2006	24,145	6,873
Pending issuance of preferred stock	400,000	250,000
Additional paid-in capital	9,300,452	6,523,624
Accumulated deficit	(10,208,787)	(4,844,057)
Total stockholders’ (deficit) equity	(481,390)	1,939,407
TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY	$3,502,656	$4,351,520

The accompanying notes are an integral part of these consolidated financial statements.

SHEA DEVELOPMENT CORP.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2007	2006	2007	2006
Revenue
Professional services fees	$507,348	$682,942	$734,079	$1,248,324
Software license fees	—	43,200	150,000	43,200
Customer support contract services fees	258,050	298,866	518,258	488,413
Hardware sales	2,500	229,085	(1,300)	229,085
Total Revenue	767,898	1,254,093	1,401,036	2,009,022

Cost of revenue
Professional and customer support services	284,027	299,300	451,451	525,227
Hardware	2,000	183,268	2,000	183,268
Total cost of revenue	286,027	482,568	453,451	708,495
Gross Profit	481,871	771,525	947,586	1,300,527

Operating Expenses
Selling, general and administrative expenses	1,998,709	536,584	3,848,947	1,299,453
Product development expense	1,320,751	339,712	1,899,080	647,568
Depreciation and amortization	11,055	2,871	22,111	8,925
Amortization of intangible assets	242,483	242,400	485,384	484,800
Total operating expenses	3,572,999	1,121,567	6,255,523	2,440,746
Operating loss	(3,091,129)	(350,041)	(5,307,937)	(1,140,219)

Interest income	171	6,860	798	16,979
Interest expense	(20,272)	(37,151)	(57,591)	(77,682)
Loss before income taxes	(3,111,230)	(380,333)	(5,364,730)	(1,200,922)
Provision for income taxes	—	—	—	—
Net loss	(3,111,230)	(380,333)	(5,364,730)	(1,200,922)
Less preferred stock dividends	(56,000)	(60,375)	(73,797)	(120,750)
Net loss applicable to common stockholders	$(3,167,230)	$(440,708)	$(5,438,527)	$(1,321,672)

Basic and diluted loss per share	$(0.13)	$(0.06)	$(0.24)	$(0.19)

Basic and diluted weighted average of common shares outstanding	24,145,000	6,822,890	22,544,239	6,822,890

The accompanying notes are an integral part of these consolidated financial statements.

SHEA DEVELOPMENT CORP.
UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock			Common Stock
	Number of Shares	Amount	Pending Issuance	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2006	2,966,668	$2,967	$250,000	6,872,890	$6,873	$6,523,624	$(4,844,057)	$1,939,407

Issuance of common stock in lieu of cash for services to obtain preferred stock financing				50,000	50	(50)		—
Issuance of common stock in lieu of payment of note payable and interest expense				69,000	69	103,431		103,500
Liability for preferred stock dividends converted into shares of common stock				226,334	226	301,649		301,875
Issuance of preferred stock	166,668	167	(250,000)			249,833		—
Preferred stock pending issuance			400,000					400,000
Cancellation of Information Intellect, Inc. preferred and common stock	(3,133,336)	(3,314)		(7,218,224)	(7,218)	10,532		—
Issuance of Shea Development Corp. preferred stock	2,800,000	2,800				2,797,200		2,800,000
Cost associated with issuance of preferred stock						(243,888)		(243,888)
Conversion of Shea Development common shares into post merger common shares				1,245,000	1,245	(1,245)		—
Shea Development common shares issued in exchange for Information Intellect, Inc. preferred and common shares				18,900,000	18,900	(18,900)		—
Shea Development common shares issued to promoters, officers and directors				4,000,000	4,000	(4,000)		—
Costs of purchasing public shell company for reverse merger						(400,000)		(400,000)
Preferred stock dividend payable in shares of common stock						(73,797)		(73,797)
Share based compensation expense						56,243		56,243
Net loss for the six months ended June 30, 2007							(5,364,730)	(5,364,730)

Balance at June 30, 2007	2,800,000	$2,800	$400,000	24,145,000	$24,145	$9,300,452	$(10,208,787)	$(481,390)

The accompanying notes are an integral part of these consolidated financial statements.

SHEA DEVELOPMENT CORP.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	SIX MONTHS ENDED JUNE 30,
	2007	2006
CASH FLOWS FROM OPERATIING ACTIVITIES
Net loss	$(5,364,730)	$(1,200,922)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization of property and equipment	22,111	8,925
Amortization of intangible assets	485,385	484,800
Stock based compensation expense	56,243	150,538
Common stock issued in lieu of cash for interest on note payable	11,500	—
Changes in operating assets and liabilities, excluding effects of acquisitions and divestitures
Accounts receivable — trade	(47,283)	15,302
Inventory	57,251	(280,634)
Prepaid expenses and other assets	79,701	—
Accounts payable and accrued expenses	1,812,200	161,126
Deferred revenue	131,153	18,230
NET CASH USED IN OPERATING ACTIVITIES	(2,756,469)	(642,635)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(45,903)	(52,772)
NET CASH USED IN INVESTING ACTIVITIES	(45,903)	(52,772)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of preferred stock	2,556,111	—
Proceeds for the pending issuance of preferred stock	400,000	—
Proceeds from short term borrowings	100,000	—
Cost of purchasing shell for reverse merger	(400,000)	—
Payments on capital lease obligations	(5,403)	—
Payments on notes payable	(145,937)	(70,350)
NET CASH PROVIDED (USED IN) BY FINANCING ACTIVITIES	2,504,771	(70,350)
Net increase (decrease) in cash and cash equivalents	(297,601)	(765,757)
Cash and cash equivalents at December 31, 2007 and 2006	404,209	1,545,820
Cash and cash equivalents at June 30, 2007 and 2006	$106,608	$780,063

Supplemental cash flow information:
Interest paid	$57,591	$77,682
Income taxes paid	—	—

Non-cash financing items:
Preferred dividends accrued and payable in shares of common stock	$73,797	$120,750

Payment of notes payable with shares of common stock	$92,000	$—

Conversion of accrued preferred dividends into shares of common stock	$301,875	$—

The accompanying notes are an integral part of these consolidated financial statements.

SHEA DEVELOPMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007

NOTE A — NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recent Events

On March 2, 2007, Shea Development Corp. (“Shea”) a public shell, and Information Intellect, Inc., a private company, merged in a transaction accounted for as a reverse merger. In July 2007, Shea entered into two material definitive agreements, including ancillary agreements, for a senior debt financing and a Series B Preferred Stock offering (the “Financings”) raising approximately $12 million of cash, before transaction costs, to consummate the acquisitions of two private companies, Riptide Software, Inc. and Bravera, Inc. The agreements and transaction are discussed in NOTE K — SUBSEQUENT EVENTS.

Description of Business

Shea was incorporated in the State of Nevada on February 18, 2005. Since the merger on March 2, 2007, the Company has been expanding its products and transitioning its business into a business process management company. The Company plans to continue this transition through strategic acquisitions and in July, 2007, the Company completed the acquisition of Riptide Software, Inc.(“Riptide”) and Bravera, Inc. (“Bravera”) Riptide provides custom programming services to build configurable enterprise software solutions for revenue and financial management systems, enterprise application integration, user-interface frameworks, middle-tier frameworks, military and commercial modeling and simulation, and military C3 Centers (Command, Control and Communications). Riptide’s enterprise software products provide customers with a wide array of options to make the product their own through a customizable configuration process. Bravera, produces on demand Business Process Management (BPM) software solutions. They provide Electronic Content Management (ECM) and Business Process Automation (“BPA”) solutions to a wide range of clients in the commercial and government sectors.

In September 2005, Information Intellect acquired Energy Technology Group (“ETG”) located in Ft. Worth, Texas which became a wholly owned subsidiary of Information Intellect.  Prior to the merger Information Intellect had been working with ETG as a distributor in several states within the United States.  ETG was formed in 2002, with the principal founders having experience in technology creation and delivery to the electrical industry for over 15 years.  ETG developed Dynamic Virtual Metering™ (DVM™) which is a radio frequency based  automated meter reading (AMR) technology applicable to electric, gas, water and steam meters.

Information Intellect, Inc. develops, markets and licenses a line of enterprise asset management software solutions and through the acquisition of ETG, has introduced a software and metering solution to automate the reading of electric, gas and water meters through a mesh network of radio devices that collect and transmit data to the utility company.  The data can be used for billing, utility delivery load balancing and asset management by the utilities that deploy the software and hardware solutions offered by Information Intellect.  Information Intellect was incorporated in Georgia in 1997.

Basis of Presentation

The accompanying consolidated financial statements of Shea and its subsidiaries have been prepared in accordance with U.S. generally accepted accounting principles.  On March 2, 2007, Shea, a public shell and Information Intellect, Inc., a private company, merged in a transaction accounted for as a reverse merger.  Historical periods presented are those of Information Intellect, Inc.  All significant intercompany accounts and transactions have been eliminated in consolidation.  Prior period reclassifications have been made to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and notes payable are carried at cost, which approximates fair value.

Cash and Cash Equivalents

At June 30, 2007 and December 31, 2006, cash and cash equivalents consisted of monies held in checking and savings accounts, as well as money market accounts.  The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Accounts Receivable

Trade accounts receivable are generally uncollateralized and are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of the Company’s customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management’s assessment, the Company provided for estimated uncollectible amounts through a charge to expense and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts were written off through a charge to the valuation allowance and a credit to accounts receivable. In addition, the Company maintains an allowance for returns, payment discounts, and other allowances based on historical returns and payment discounts and allowances that may be offered to customers from time-to-time or as incentive to make payments to the Company sooner than the customer’s contractual payment terms. Returns, payment discounts and other adjustments are charged to the allowance when incurred. The Company provides for returns, discounts and other allowances as a reduction of revenue and a credit to the valuation allowance.  The allowance for doubtful accounts, returns and allowances was $39,393 at June 30, 2007 and $40,000 at December 31, 2006.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out method. Cost includes raw materials and labor, plus applied direct and indirect costs, including those costs required under Statement of Financial Accounting Standards 151, Inventory Costs — an amendment of ARB 43, Chapter 4, (SFAS 151), which was effective for inventory costs incurred on or after January 1, 2006. SFAS 151 did not have a material effect on our financial statements. Service inventories consist primarily of subassemblies and components necessary to support post-sale maintenance.

Property and Equipment

The Company’s property and equipment is stated at cost and depreciation was computed using the straight-line method over the estimated useful lives ranging from one to ten years.  Amortization of leasehold improvements was computed using the straight-line method over the lesser of the useful life of the asset or the remaining term of the lease.

Acquisitions

In accordance with SFAS 141, Business Combinations, we record the results of operations of the acquired business from the date of acquisition. Net assets of the company acquired and intangible assets that arise from contractual/legal rights, or are capable of being separated, are recorded at their fair values at the date of acquisition. The balance of the purchase price after fair value allocations represents goodwill. Negative goodwill resulting from contingent consideration is recorded as a liability. Contingent payments subsequently made are then applied against the liability. Amounts allocated to in-process research and development (IPR&D) are expensed in the period of acquisition.

Intangible Assets

Purchased intangible assets other than goodwill are amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets are carried at cost, less accumulated amortization.  Amortization is computed over the estimated useful lives of the respective assets, generally two to seven years.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable and exceeds its fair value in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  If conditions would indicate that an asset might be impaired, the Company would have estimated the future cash flows expected to result from the use of the asset and its eventual disposition.  The impairment, if any, would have been measured by the amount by which the asset exceeds its fair value typically represented by quoted marked values or, when and if available, the future discounted cash flow associated with the asset.

Revenue Recognition

Revenue consists of amounts earned from sales of hardware, software license fees, fees earned from customer support contracts (aka maintenance) and professional services including engineering, consulting, implementation and installation services. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the delivered item(s) have value to the customer on a standalone basis, there is objective and reliable evidence of fair value of the undelivered item(s) and delivery/performance of the undelivered item(s) is probable. The total arrangement consideration is allocated among the separate units of accounting based on their relative fair values and the applicable revenue recognition criteria considered for each unit of accounting. For our standard contract arrangements that combine deliverables such as hardware, meter reading system software, installation services, each deliverable is generally considered a single unit of accounting. The amount allocable to a delivered item is limited to the amount that we are entitled to bill and collect and is not contingent upon the delivery/performance of additional items.

Revenue is recognized when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable and (4) collectibility is reasonably assured. Hardware revenue is generally recognized at the time of shipment, receipt by customer, or, where applicable, upon completion of customer acceptance provisions. For software arrangements with multiple elements, revenue recognition is also dependent upon the availability of vendor-specific objective evidence (VSOE) of fair value for each of the elements. The lack of VSOE, or the existence of extended payment terms or other inherent risks, may affect the timing of revenue recognition for software arrangements. If implementation services are essential to a software arrangement, revenue is recognized using either the percentage of completion methodology if project costs can be estimated or the completed contract methodology if project costs can not be reliably estimated. Hardware and software post-sale customer support fees are recognized ratably over the life of the related service contract.

Unearned revenue is recorded for products or services that have not been provided but have been invoiced under contractual agreements or paid for by a customer, or when products or services have been provided but the criteria for revenue recognition have not been met.

Product Development Costs

The Company follows the guidance provided in Statement of Financial Accounting Standards (“SFAS”) No. 86 “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” regarding the accounting for the costs of developing its software products. Product development costs include the direct costs of the project, labor, third party contracting fees and a pro rata share of indirect overhead costs.  For software to be marketed or sold, financial accounting standards require the capitalization of development costs after technological feasibility is established. Once technological feasibility is established, all software costs should be capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. We have determined that technological feasibility for our software products is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility has been established have not been material, and, accordingly, all costs to develop our products have been expensed as incurred.

Purchased software and acquired technology (i.e., software and technology acquired from a third party) are classified as intangible assets on the balance sheet and have been recorded at fair value determined at the date of acquisition and measured against its net realizable value at each balance sheet date.  Purchased software is amortized to operating expenses over its estimated useful life, generally five years.  Management has determined that no writedown of purchased software have been required.

Income Taxes

Income taxes are accounted for using the asset and liability method.  Deferred income tax expenses are provided based upon estimated future tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes calculated based upon provisions of enacted laws.

Net Loss per Common Share

The Company reports net income (loss) to common shareholders per share in accordance with SFAS No. 128, Earnings per Share.  Basic and diluted net loss per common share is computed by dividing net loss to common shareholders by the weighted average number of shares of common stock outstanding during the year.  For the quarter ended June 30, 2007 the weighted average shares outstanding were 24,145,000 and 22,544,239 of the six months ended June 30, 2007.  For the quarter and six months ended June 30, 2006 there were 6,822,890 weighted average shares outstanding excluding the effect of stock options for 775,000 shares of common stock as the effect was antidilutive.

Advertising Expense

The Company expenses costs associated with advertising as they are incurred and includes these costs in selling, general and administrative expense.  Advertising expense, including design and production of product collaterals, industry trade shows and printing, for the six months ended June 30, 2007 and 2006 was approximately $23,887 and $42,111 respectively.

Stock-Based Compensation

On January 1, 2005, the Company adopted the modified prospective method of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”).  SFAS No. 123R supersedes Accounting Principles Board.

Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB Opinion No. 25”), and amends SFAS No. 95, “Statement of Cash Flows”. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Under the modified prospective application, SFAS No. 123R is applied to new awards and to awards modified, repurchased or cancelled after the effective date.

Compensation cost for the portion of awards for which requisite service has not been rendered that are outstanding as of the effective date is recognized as the requisite service is rendered on or after the effective date. The compensation cost for that portion of awards is based on the grant date fair value of those awards as calculated for pro-forma disclosures under SFAS No. 123. The Company’s consolidated financial statements as of and for the quarters ended and six months ended June 30, 2007 and 2006 reflect the impact of adopting SFAS No. 123R.  In accordance with the modified prospective method, the consolidated financial statements for the prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123R.  See NOTE G — STOCK OPTIONS for further details.

Stock-based compensation expense recognized during the period is based on the fair value of the portion of the stock-based payment awards that is ultimately expected to vest.  Stock-based compensation expense recognized in the statement of operations is based on awards ultimately expected to vest reduced for estimated forfeitures.  SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company calculates the fair value of each option award on the date of grant using the Black-Scholes option pricing model.  Because the Company’s securities have not been traded in a public market expected volatility has been based on the historical volatility of public companies in the same industry.  The Company’s computation of expected life follows the guidance in Staff Accounting Bulletin No. 107 for determining the expected life of the awards. The interest rate for the periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of the grant.

The adoption of SFAS No. 123R required the Company to record substantial non-cash stock compensation expenses.  While the adoption of SFAS No. 123R did not have a significant effect on the Company’s financial condition or cash flows, it did have a significant effect on the Company’s results of operations.

Prior to January 1, 2005, the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of APB Opinion No. 25 and complied with the disclosure provisions of SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123,” (“SFAS No. 148”). Under APB Opinion No. 25, compensation expense for employees is based on the excess, if any, on the date of grant, of the fair value of the Company’s stock over the exercise price and is recognized on a straight-line basis over the vesting term of the option.

The Company accounts for equity instruments issued to non-employees based upon the fair value of the awards.  All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance is complete or the date on which it is probable that performance will occur.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”).  SFAS No. 154 is a replacement of Accounting Principles Board Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — an amendment of APB Opinion No. 28”.  SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections.  It establishes retrospective application as the required method for reporting a change in accounting principle.  SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable.  The reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS No. 154.  This Statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity.  This Statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error.  SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The adoption of SFAS No. 154 beginning in fiscal year 2006 did not have a material impact on the Company’s consolidated results of operations or financial statements.

On July 13, 2006 the FASB issued the Financial Interpretation No. 48, Accounting for tax positions (“FIN48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition and, clearly scopes income taxes out of FASB Statement No. 5, Accounting for Contingencies. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, Accounting for Income Taxes, (FAS 109). This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN48 did not have a material impact on the Company’s financial statements.

NOTE B — CONCENTRATION OF CREDIT RISK

Financial instruments that subject the Company to credit risk consist primarily of cash and accounts receivable. The Company’s cash accounts are maintained at a bank, and at times throughout the year, the Company’s bank account balances exceeded the $100,000 FDIC insured limit.

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable and notes receivable. The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company’s estimate of its bad debt.

There was one customer that accounted for 45% and two other customers accounted for 29% of total revenues for the quarter ended June 30, 2007 and one customer that accounted for 35% and two other customers accounted for 21% of total revenues for the six months ended June 30, 2007.   One customer that accounted for 35% for the total revenues for the quarter ended June 30, 2006 and one customer that accounted for 40% and two other customers accounted for 17% of total revenues for the six months ended June 30, 2006. All other customers accounted for less than 10% of revenue on an individual basis. This concentration makes the Company vulnerable to a near-term severe impact, should the relationships be terminated or remain uncollected.

NOTE C — INVENTORIES

The details of the inventory balance at June 30, 2007 and December 31, 2006:

	2007	2006
Raw materials	$860,164	$1,246,169
Work in process	57,190	5,456
Finished goods	319,265	79,883
Gross inventory	$1,236,619	$1,331,508
Allowance	(432,734)	(470,372)
Net inventory	$803,885	$861,136

NOTE D — NOTES PAYABLE

Notes payable consists of the following:

	June 30, 2007		December 31, 2006
	Amount	Current Portion	Amount	Current Portion
Notes Payable to Financial Institutions

Installment note at prime interest rate plus 2% payable in monthly installments of $14,843, including interest to October 2007, collateralized by all Company assets, assignments of real estate rents and leases, general intangible assets, and a personal guarantee and assignment of a life insurance policy in the amount of $1,100,000 by the Company’s CEO. Pursuant to the terms of the July 2007 senior debt agreement this note was paid in full on July 17, 2007.	$54,002	$54,052	$130,390	$130,390

8% note payable, pursuant to the July 2007 senior debt agreement, a $10,000 payment was made to the note holder. No other principal or interest payments may be made to this note holder until the July 2007 senior note holders are fully paid and then the Company has 14 days to pay this note holder in full.	98,560	10,000	98,560	7,343

12% subordinate note payable in quarterly payments of interest only installments of $3,000, with principal payments beginning October, 2007 to March, 2010, collateralized by all Company assets. Pursuant to July 2007 senior debt agreement this note was paid in full on July 17, 2007.	100,000	100,000	100,000	5,778

6% note payable in monthly installments of $545, including interest. The note is collateralized by computer equipment. . Pursuant to the terms of the July 2007 senior debt agreement this note was paid in full on July 17, 2007.	5,217	5,217	7,247	2,610

8% note payable in monthly installments of $449, including interest, beginning October 1, 2007. Beginning October 1, 2005, note is interest only until September 30, 2007. Pursuant to the terms of the July 2007 senior debt agreement this note was paid in full on July 17, 2007.	14,338	14,338	14,338	1,068

12.24% American Express credit line, July 2007 senior debt agreement This credit line was paid in full on July 31, 2007.	48,862	48,861	—	—
Total notes payable to financial institutions	320,979	232,468	350,535	147,189

Notes Payable to Shareholders

9% note payable to a shareholder, pursuant to the July 2007 senior debt agreement, a $25,000 payment was made to the note holder. No other principal or interest payments may be made to this note holder until the July 2007 senior note holders are fully paid and then the Company has 14 days to pay this note holder in full. In addition, the note holder received 50,000 shares of the Company’s common stock for signing a subordination agreement.	168,391	25,000	190,450	45,300

8% note payable to a shareholder, pursuant to the July 2007 senior debt agreement, a $10,000 payment was made to the note holder. No other principal or interest payments may be made to this note holder until the senior note holders are fully paid and then the Company has 14 days to pay this note holder in full. In addition, the note holder received 50,000 shares of the Company’s common stock for signing a subordination agreement.	199,000	10,000	291,000	106,826

8% note payable to a shareholder due September 2010, payable in monthly installments of $783, including interest beginning October 1, 2007. Beginning October 1, 2005 note is interest only until September 30, 2007 Pursuant to the terms of the July 2007 senior debt agreement this note was paid in full on July 17, 2007.	25,000	25,000	25,000	1,863

Non-interest bearing note that was paid in full pursuant to the terms of the July 2007 senior debt agreement. In addition, 100,000 shares of the Company’s common stock were issued to the note holder in July 2007.	25,000	25,000	—	—

Non-interest bearing note that was paid in full pursuant to the terms of the July 2007 senior debt agreement. In addition, 100,000 shares of Company’s common stock were issued to the note holder in July 2007.	25,000	25,000	—	—
Total Notes Payable to Shareholders	442,391	110,000	506,450	153,989
Notes Payable to Officers

6% note payable to the Company’s President due March 2010. Pursuant to the terms of the July 2007 senior debt agreement, $9,306 principal plus interest was paid to the note holder. No other principal or interest payments may be made to this note holder until the senior note holders are fully paid and then the Company has 14 days to pay this note holder in full.	96,764	7,893	101,961	—

6% note payable to an officer of the Company due December 2009. Pursuant to the terms of the July 2007 senior debt agreement, $18,038 principal plus interest was paid to the note holder and the remaining principal balance of $151,787 was converted into 303,574 shares of the Company’s common stock in July 2007.	167,392	15,605	197,643	—

6% note payable to an officer of the Company due March 2010. Pursuant to the terms of the July 2007 senior debt agreement, $15,895 principal plus interest was paid to the note holder and the remaining principal balance of $151,801 was converted into 303,602 shares of the Company’s common stock in July 2007.	165,283	13,482	174,160	—
Total Notes Payable to Officers	429,439	36,980	473,764	—
Totals	1,192,809	379,448	1,330,749	$301,178
Less current maturities	379,448		301,178
Long-term notes payable	$813,361		$1,029,571

The maturities of the notes payable stated below for the five years subsequent to June 30, 2007. However, the maturities of the notes payable outstanding following the full payment of the July 2007 senior debt, may be accelerated should the senior debt be paid in full prior to its maturity. See further discussion of the senior debt in NOTE K - SUBSEQUENT EVENTS.

2007	$379,448
2008	—
2009	—
2010	813,361
Thereafter	—
Total	$1,192,809

Interest expense was $57,591 and $77,682 for the six months ended June 30, 2007 and 2006, respectively.

In accordance the subordination agreements signed pursuant to the terms of the July 2007 senior debt agreement, no remaining principal or interest payments may be made to any debt holders until the senior note holders are paid in full and then the Company has 14 days to pay subordinated the note holders in full.

During the six months ended June 30, 2006, notes payable in the amount of $92,000 were converted into 69,000 shares of Information Intellect’s common stock.

NOTE E — CAPITAL LEASE OBLIGATION

During the year ended December 31, 2006, the Company acquired equipment under long-term leases. For financial reporting purposes, the present values of the minimum lease payments have been capitalized. One lease expires November 2011, the other in December 2011. As of June 30, 2007 the property under these capital leases had a total cost of $49,750, accumulated depreciation of $3,928 and a net book value of $45,822. The future minimum lease payments under these capital leases at June 30, 2007 are as follows:

Total minimum lease payments	$71,020
Less amounts representing interest and taxes	27,143
Present value of net minimum lease payments	43,877
Current maturities of capital leases	8,154
Long-term capital leases less current maturities	$35,723

Aggregate future capital lease payments at June 30, 2007 consist of the following

2007	$3,278
2008	7,253
2009	9,690
2010	12,102
2011	11,554
Thereafter	—
Total	$43,877

NOTE F — INCOME TAXES

Adoption of FIN 48

On July 13, 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109” (“FIN 48”).  FIN 48 prescribes how the Company should recognize, measure and present in the Company’s financial statements uncertain tax positions that have been taken or are expected to be taken in a tax return. Pursuant to FIN 48, the Company can recognize a tax benefit only if it is “more likely than not” that a particular tax position will be sustained upon examination or audit. To the extent the “more likely than not” standard has been satisfied, the benefit associated with a tax position is measured as the largest amount that is greater than 50% likely of being realized upon settlement.  The Company adopted FIN 48 on January 1, 2007.  The adoption of FIN 48 did not require any restatement of the Company’s financial statements.

The tax years 2004 through 2007 remain open to examination by the Internal Revenue Service. Income tax returns for state and local tax jurisdictions remain subject to examination for the years 2004 through 2006.

NOTE G — STOCK OPTIONS

Adoption of SFAS No. 123R

The Company adopted SFAS No. 123R using the modified prospective transition method beginning January 1, 2005.  Accordingly, during the years ended December 31, 2006 and 2005 and the six months ended June 30, 2007, the Company determined stock-based compensation expense was immaterial for options granted prior to, but not yet vested, as of January 1, 2005, as if the fair value method required for pro forma disclosure under SFAS No. 123 were in effect for expense recognition purposes, adjusted for estimated forfeitures.  For options granted after January 1, 2005, the Company has recognized compensation expense based on the estimated grant date fair value method using the Black-Scholes options pricing model.  Compensation expense is recognized on a straight-line basis over the vesting period of the options. SFAS No. 123R requires that stock-based compensation expense be based on awards that are ultimately expected to vest.

Stock Option Activity

Prior to the merger on March 2, 2007, the Company had issued options to employees, consultants and stockholders that are not subject to a plan.  All stock options issued prior to the merger on March 2, 2007 were cancelled on March 2, 2007.  In June 2007, a majority of the Shea shareholders approved the 2007 Stock Option and Performance Awards Plan (the “Plan”) by written consent. Awards for 9,500,000 shares of common stock are authorized under the plan. Awards may be issued in the form of incentive stock options, non-qualified stock options, restricted stock and other forms of stock awards determined under the plan. No stock awards have been granted under the Plan. The following table summarizes the stock option activity for the year ended December 31, 2006 and the six months ended June 30, 2007:

	Outstanding Options
	Number of Options	Weighted Average Exercise Price
Balance at December 31, 2006	775,000	$1.694
Vested and expected to vest at December 31, 2006	321,301	$1.694
Options exercisable at December 31, 2006	321,301	$1.694
Balance at December 31, 2006	775,000	$1.694
Granted	—	—
Exercised	—	—
Cancelled on March 2, 2007	(775,000)	$1.694
Balance at June 30, 2007	—	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated value of the Company’s common stock.  As of June 30, 2007, the Company has no outstanding options.

Non-cash stock compensation expense is included in the statement of operations for the three and six months ended June 30, 2007 and 2006.

	For the Six Months Ended June 30,
	2007	2006
Costs of revenue	$—	$—
Selling general and administrative expense	56,243	150,536
Product development expense	—	—
Impact on net loss to common shareholders	$56,243	$150,536
Impact on net income per share to common shareholders
Basic and diluted	$0.00	$0.02

Valuation Assumptions

The Company calculated the fair value of each option award on the date of grant using the Black-Scholes option pricing model.  The following assumptions were used for each respective period:

	2007	2006
Risk-free interest rates	4.62%	4.62%
Expected lives	5.75years	5.75years
Dividend yield	0%	0%
Expected volatility	77%	77%
Weighted-average volatility	77%	77%

The Company was privately held prior to March 2, 2007 and had no active trading market for its common stock, therefore the Company’s computation of expected volatility is based the volatility of a publicly traded  competitor adjusted for a risk premium due to the restrictive nature and the illiquidity of the Company’s stock. The Company’s computation of expected life was determined based on the guidance provide in Staff Accounting Bulletin 107.  The interest rate for the periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of the grant.

NOTE H — STOCKHOLDER’S EQUITY

Preferred Stock

The Company has authorized 60,000,000 shares of Preferred Stock of which 10,000,000 shares have been designated as  Series A Preferred Stock and 20,000,000 are Series B Preferred Stock.  The Company has 2,800,000 shares of Series A convertible preferred shares issued and outstanding at June 30, 2007. Upon closing the merger we received gross proceeds of approximately $2,800,000 in connection with the financing from the Investors. Pursuant to Preferred Stock Purchase Agreements entered into with these Investors, the Company issued  2.8 million shares of our Series A Preferred Stock (the “Preferred  Shares”), and issued warrants to purchase 1.4 million shares of Common Stock at an exercise price of $1.15 per share (the “Warrants”). The holders of Preferred Shares hold an option to convert the Preferred Shares into shares of Common Stock at any time at a conversion rate of $1.00 per share.  As a result of the financing transactions that the Company completed in July 2007, the conversion rate was reduced to $.25 per share (see NOTE K — SUBSEQUENT EVENTS). The Company is required to register the shares of Common Stock and the shares underlying the Warrants issued in the July 2007 preferred stock offering with the Securities and Exchange Commission for resale by the Investors pursuant to Registration Rights Agreements entered into with the Investors. After commissions and expenses, we received net proceeds of approximately $1.9 million from the Financing.

Prior to the merger on March 2, 2007 Information Intellect had authorized 3,000,000 shares of preferred stock and has 2,966,668 shares of convertible preferred shares issued and outstanding at December 31, 2006.  In November 2006, Information Intellect issued 666,668 shares of its preferred stock in exchange for $1,000,002 in cash proceeds.  The preferred stock was convertible into Information Intellect’s common stock at a conversion rate of $1.50 per share and accrued dividends at a rate of $.105 per share, payable quarterly and upon approval of the board of directors, the first four quarterly dividend payments may be paid in shares of common stock.  In February 2007, the board of directors approved a stock dividend in the amount of 226,334 shares of Information Intellect’s common stock be issued to satisfy the dividend obligation of $301,875 at December 31, 2006.  Effective with the merger on March 2, 2007 all shares of Information Intellect preferred stock outstanding were exchanged for common stock of Shea.

Common Stock

At June 30, 2007, the Company has authorized 800,000,000 shares of common stock of which 24,145,000 are issued and outstanding. The Information Intellect common shares outstanding on March 2, 2007 were converted into an aggregate of 18,900,000 shares of the Company’s common stock.   The 18,900,000 shares of the Company’s common stock are unregistered, restricted and subject to piggyback registration rights on a pro rata basis with the registration rights being granted to the investors purchasing shares of Shea Series A Preferred Shares, par value $0.001 per share on or about the date of the March 2, 2007 financing.  In addition, 4,000,000 shares of the Company’s common stock were issued to the Promoters.  The Information Intellect shareholders, Investors promoters, officers and directors in the aggregate, own approximately 95% of the issued and outstanding shares of Shea.

At December 31, 2006 Information Intellect had 13,000,000 authorized shares of common stock of which 6,872,890 were issued and outstanding. In February 2007, Information Intellect issued 69,000 shares of its common stock to a shareholder in lieu of cash payment for a note payable of $92,000 plus $11,500 of related interest expense.  The Information Intellect common shares and preferred shares outstanding on March 2, 2007 were converted into the right to receive an aggregate of 18,900,000 shares of the Company’s Common Stock.

See NOTE K — SUBSEQUENT EVENTS for a description of the equity transaction in July 2007.

NOTE I — RELATED PARTY TRANSACTIONS

The Company has notes payable to three officers and five stockholders in the amount totaling $871,830. Interest is paid on a monthly basis and interest paid to these parties was $29,319 and $33,307 for the first six months of 2007 and 2006, respectively.  In addition, a $20,000 principal payment was made to an officer in March 2007 and principal payments of $24,548 in the second quarter of 2007 were made to the officers and $20,167 in the first six months of 2007 to one of the shareholders.  The Company believes that the terms and conditions of the notes were made on an arms-length basis at the time they were consummated. See NOTE D - NOTES PAYABLE for a discussion of the settlement and subordination of the notes pursuant to the July 2007 senior debt agreement.

The Company issued 4,000,000 shares its common stock to two officers and two other stockholders in conjunction with the Series A financing in March 2007.

In 2007, the Company hired Saama Technologies, Inc., a company that participated in Shea’s March 2007, Series A financing, to assist in completing the software product for its ETG business.  Approximately $1,151,000 was charged by Saama Technologies, Inc. for product development in the first six months of 2007.

NOTE J — COMMITMENTS AND CONTINGENCIES

Leases

As of June 30, 2007 future minimum lease payments under non-cancelable operating leases primarily for office space were as follows:

Minimum lease payments
2007	$81,771
2008	97,442
2009	70,325
2010	34,213
2011	3,888
Thereafter	1,295
Total	$288,934

The Company leases office space for its operations in Fort Worth, Texas under an operating lease, the base term of which expires on June 30, 2010. The Company also has an office lease for space in Marietta, Georgia that expires on October 31, 2007. The Company does not have any obligations that extend beyond the base terms of these leases. Both leases contain escalation provisions. In accordance with SFAS No. 13 “Accounting for Leases”, FASB Technical Bulletin 88-1 “Issues Relating to Accounting for Leases”, and FASB Technical Bulletin 85-3 “Accounting for Operational Leases with Scheduled Rent Increases”, the Company records rent expense on facility leases on a straight-line basis.  Rent expense for the six months ended June 30, 2007 and 2006 was $81,236 and $48,464, respectively.

Legal Matters

From time-to-time, the Company may become involved in litigation or receive claims on various matters which are considered routine to the conduct of the business. The Company believes that none of these routine actions, individually or in the aggregate, would have a material adverse effect on our financial position or results of operations, though any adverse decision in these matters or costs of defending or settling such claims could have a material adverse effect on our business.  No liability for any potential claims, asserted or unasserted, was determined necessary to be recorded at March 31, 2007 and December 31, 2006.

NOTE K — SUBSEQUENT EVENTS

In July 2007, Shea entered into two material definitive agreements, including ancillary agreements, for a senior debt financing and a Series B Preferred Stock offering (the “Financings”) to raise the funds necessary to consummate the acquisitions of Riptide and Bravera. These agreements were entered into on different dates in July but became effective simultaneously on July 16, 2007 and are further discussed below.

Senior Notes

On July 13, 2007, Shea entered into a Securities Purchase Agreement (the “Agreement”) to issue (i) senior secured notes at a discount (the “Senior Notes”) in the aggregate principal amount of $7,222,222, (ii) 12,797,500 shares of Shea Common Stock, par value $0.001 per share (the “Common Stock”) and (iii) warrants to purchase 3,500,000 shares of Shea Common Stock in return for $6,500,000 of cash proceeds after a ten (10) percent debt discount but before transaction costs.  The warrants have a term of 5 years and an exercise price of $0.01 per share.  The shares of Shea Common Stock and the shares of Shea Common Stock underlying the warrants issued with the Senior Notes are subject to registration rights more fully discussed below.  Shea is required to use the proceeds from the Senior Notes to pay, in one or more payments, the cash portions of purchase price (plus any related transaction costs) for the acquisitions of Riptide and Bravera.

On the first business day of each month, beginning January 1, 2008, Shea is required to pay in cash, 1/30th of the original principal amount of $7,222,222 of the Senior Notes, or approximately $241,000 per month plus unpaid accrued interest to the holders of the Senior Notes.  At any time during the term of the Senior Notes, Shea has the right to prepay in cash, all or a portion of the principal amount of Senior Notes at 110% of the principal amount then outstanding plus accrued interest to the date of repayment.  If Shea becomes party to any change of control transaction as defined in the Agreement, or if Shea agrees to sell or dispose any of its assets in one or more transactions (whether or not that sale or disposal would constitute a change of control transaction), Shea would then be required to offer to repay, in cash, the aggregate principal amount of the Senior Notes then outstanding at 115% of the principal amount plus unpaid accrued interest to the date of repayment.

The Senior Notes are secured by a first lien on all of the assets of Shea and its subsidiaries.  Among the restrictions defined in the Senior Notes, the terms of the Senior Notes prohibit the issuance of new senior debt, limit the repurchase of any equity securities outstanding, the investment in or acquisitions of securities of another person or third party entity, restrict payment of dividends, payments for capital expenditures and payment of other debts subordinate to the Senior Notes.  In addition, Shea must maintain specific debt and interest coverage ratios as defined by the Senior Notes.  Within ninety (90) days from the Closing Date, Shea is required to authorize and approve a reverse stock split of its Common Stock whereby after a reverse split Shea will have no more than 25,000,000 shares of Common Stock outstanding.

The terms of the Senior Notes also required that debt existing at closing be repaid or subordinated to the Senior Notes.  As a result, Shea (i) repaid notes payable of approximately $249,000, and (ii) entered into subordination agreements with holders of approximately $563,000 of debt outstanding plus accrued interest at the closing date.  Interest will continue to accrue on the $563,000 of subordinated notes payable and all principal and interest is due within fourteen (14) days following the full and final payment of the Senior Notes.  For entering into the subordination agreements, two holders of notes payable received further consideration of an aggregate of 100,000 shares of Shea Common Stock.  In addition, one officer of Shea agreed to subordinate a note payable of approximately $97,000 to the Senior Notes and two officers agreed to fully settle their notes payable of approximately $304,000 for cash payments of approximately $34,000 and 607,176 shares of Shea Common Stock.

Convertible Series B Preferred Stock

On July 13, 2007, Shea entered into a Series B Preferred Stock Purchase Agreement  with accredited investors (the “Investors”) to issue 4,600,000 shares of Convertible Series B Preferred Stock (“Series B Shares”) and warrants to purchase 9,477,000 shares of Common Stock (the “Series B Warrants”) in return for gross cash proceeds of approximately $4,600,000 before transaction costs.  Shea is required to keep $1,000,000 of the gross proceeds in escrow until the closing of the acquisition of a third company currently in merger discussions with Shea (the “Third Company”).  Shea is required to use the proceeds from the sale of the Series B Shares to pay, in one or more traunches, the cash portions of purchase price (plus any related transaction costs) for the acquisitions of Riptide, Bravera and the Third Company.  If the acquisition of the Third Company is not consummated by September 15, 2007, then the $1,000,000 held in escrow must be returned to the Investors. On September 15, 2007, Shea returned $1,000,000 of the excrowed funds to the Investors as the comtmplated acquisition was not consummated.

The Series B Shares are redeemable three years from the date of issue and may be converted at any time into an aggregate of 9,200,000 shares of Common Stock, representing a conversion price of $0.50 per share.  The Series B Shares accrue dividends at a rate of 4.5% per annum (the “Cash Dividends”) payable monthly in cash.  The payment of the Cash Dividends is subject to the restrictions contained in the Senior Notes.  In addition, the Series B Shares accrue dividends payable at closing in shares of Common Stock at a rate of 4.5% per annum and approximately 1,242,000 shares of Common Stock of Shea were issued at closing to the holders of the Series B Shares as a prepayment of the dividends payable in Common Stock.  Also see the discussion below of Registration Rights.  The Series B Warrants have a term of five (5) years and are exercisable at anytime by the holder at an exercise price of $0.01 per share.

Convertible Series A Preferred Stock

The conversion price of all outstanding shares of Series A Preferred Stock was reduced from $1.00 per share to $0.25 per share and additional warrants to purchase 2,400,000 shares of Common Stock at an exercise price of $0.01 per share and a five (5) year term were issued to the holders of previously issued shares of Series A Preferred Stock in return for such holders waiving (i) the anti-dilution and the ratchet provisions set forth in the Certificate of Designations for the Series A Preferred Stock and (ii) agreement that Shea will have 120 days from the closing date of the sale of the Senior Notes and the Series B Preferred Stock to file a registration statement to register the securities previously issued to the holders of Series A Preferred Stock and so that the securities to be issued in connection with the sale of the Senior Notes and the Series B Preferred Stock can all be included in the registration statement required by the registration rights agreements further discussed below.

Registration Rights Agreements

On July 13, 2007, Shea entered into a Registration Rights Agreement with the holders of the Series B Shares.  In addition, on July 13, 2007, Shea entered into Registration Rights Agreement, with the purchasers of the Senior Notes (collectively, the “Transactions”).  The Registration Rights Agreement provides in part that Shea shall prepare and file within 120 days following the closing of the Transactions, a Registration Statement under the Securities Act of 1933, as amended, (the “Act”) covering the shares of Shea’s Common Stock issuable to the Investors upon conversion of the Series A Preferred Stock, conversion of the Series B Shares and exercise of the Warrants issued to the holders of Series A Preferred Stock, Series B Shares and Senior Notes.  These Agreements became effective on July 16, 2007, upon consummation of the Financings. Officers of Shea have executed agreements with the purchasers of the Senior Notes to not directly or indirectly, sell, cause to sell, or offer to sell, enter into any contract or grant any option to sell, pledge, transfer or otherwise dispose of shares of Common Stock owned directly or beneficially by the officer for a period of twelve months from the effective date of the registration statement to be filed by Shea.

Placement Agents

Liberty Company Financial, LLC, Ascendiant Securities, LLC and Securities Research Associates, Inc. served as placement agents for the Transactions and received fees from the sale of the Senior Notes and the Series B Shares in cash of approximately $2,300,000 and a warrant to acquire 1,080,000 shares of Shea Common Stock on the same terms as the Investors.

Transaction Costs

The Company engaged investment bankers, attorneys and other professionals to advise the Company on the Transactions described above.  Total transaction costs incurred for these services are estimated at approximately $1,280,000 in cash and warrants to purchase 2,250,000 shares of Shea Common Stock with an exercise price of $0.01 per shares and a term of five (5) years.

Convertible Subordinated Notes

In connection with the Riptide acquisition, a Shea subsidiary issued $5,000,000 face amount of Convertible Subordinated Notes  to the former shareholders of Riptide (the “Seller Notes”) as payment of a portion of the acquisition consideration.  The Seller Notes are convertible into shares of Shea Common Stock at a conversion price of $1.00 per share.  The Seller Notes have a term of three years with aggregate principal payments of $2,000,000 on July 13, 2008, $2,000,000 on July 13, 2009 and $1,000,000 on July 13, 2010.  The Seller Notes are subordinated to the Senior Notes which prohibit cash payments of the Seller Notes until the Senior Notes have been paid in full.  Interest accrues at the prime rate as published from time-to-time in the Wall Street Journal, (8.25% per annum on July 16, 2007) and is payable on each anniversary date of the note in shares of Common Stock.  The number of shares of Common Stock is computed by dividing the accrued interest by the conversion rate of 1 share for each $1.00 of accrued interest.  Cash payments under the Seller Notes are restricted pursuant to a subordination agreement executed in connection with the issuance of the Senior Notes described above.

Acquisition of Riptide Software, Inc.

On July 16, 2007, Shea completed the closing of the acquisition of Riptide pursuant to the Riptide Agreement and Plan of Merger (“Agreement”).  In exchange for all of the outstanding shares of common stock of Riptide, the Riptide shareholders will receive $4,000,000 in cash, 5,000,000 shares of Shea Common Stock and $5,000,000 in Seller Notes.  In addition, the Riptide shareholders are entitled to receive additional cash consideration should the Riptide business achieve financial performance goals, as defined in the Agreement, during the first and second year following the acquisition date.  If the defined financial performance goals are met, an aggregate of approximately $560,000 plus a variable component of twenty percent (20%) of any excess above the financial performance goal would be payable as additional cash consideration for the acquisition of Riptide.  The acquisition consideration paid at closing was funded by the proceeds of the Senior Notes.  Payment of the Seller Notes plus any future cash consideration is expected to be provided through a combination of cash flow from operations and cash proceeds from future financings.

Acquisition of Bravera, Inc.

In addition, on July 16, 2007, Shea completed the acquisition of Bravera pursuant to the Bravera Agreement and Plan of Merger. In exchange for all of the outstanding shares of common stock of Bravera, the sole shareholder of Bravera received cash of approximately $800,000 at the closing of the Financings with another $700,000 payable at the closing of the acquisition of the Third Company. Approximately $465,000 of the cash payments was allocated to settle liabilities of Bravera at closing.  The sole shareholder also received 3,300,000 shares of Shea Common Stock, 5,000,000 shares of restricted common stock which vest ratably over thirty-six months, and warrants to acquire 2,937,500 shares of Common Stock at an exercise price of $1.00 per share and a five (5) year term, which vest in two traunches of 1,312,500 and 1,625,000 if financial performance goals, as defined in the Agreement and Plan of Merger, are met in anniversary years ending July 16, 2008 and 2009.

In addition, the Bravera shareholder is entitled to receive additional cash consideration should the Bravera business achieve financial performance goals, as defined in the Bravera Agreement and Plan of Merger, during the first and second anniversary year following the acquisition date.  If the defined financial performance goals are met, additional cash consideration would become payable in aggregate amounts of $1,250,000 at the end of the anniversary year on July 16, 2008 and $1,400,000 at the end of the anniversary year on July 16, 2009.  In addition, a variable cash component of twenty percent (20%) of any excess above the defined financial performance goal would be payable on those same anniversary dates as additional cash consideration for the acquisition of Bravera.

As of July 16, 2007, a wholly-owned subsidiary of Shea entered into a Software License and Asset Purchase Agreement to license and acquire the intellectual property held by an entity owned by the sole shareholder of Bravera.  The purchase price is payable in cash and warrants to acquire shares of Common Stock upon the attainment of anniversary year Bravera financial performance goals defined in the Software License and Asset Purchase Agreement.  If the defined Bravera financial performance goals are met, a cash payment of $1,000,000 becomes payable in calendar year 2007, $500,000 becomes payable on July 16, 2008, $375,000 on July 16, 2009 and $375,000 on July 16, 2010.  In addition, immediately exercisable warrants for 450,000 shares of Common Stock with an exercise price of $1.00 and a five (5) year term were issued on closing on July 16, 2007.

The acquisition consideration paid at closing for Bravera was funded by a portion of the proceeds of the Senior Notes.  Payments of any future cash consideration for Bravera or the intellectual property is expected to be provided through a combination of cash flow from operations and cash proceeds from future financings.

Modification to Rights of Security Holders.

The conversion price of the Series A Preferred Stock outstanding prior to the closing of the sale of the Senior Notes and the Series B Shares was reduced from $1.00 per share to $0.25 per share and additional warrants to acquire 2,400,000 common shares with an exercise price of $0.01 per share and a five (5) year term were issued to the holders of the Series A Preferred Stock in return for waiving (i) the anti-dilution and the ratchet provisions set forth in the Certificate of Designations for the Series A Preferred Stock and (ii) agreement that the Company will have 120 days from the closing date of the sale of the Senior Notes and the Series B Shares to file a registration statement to register the securities previously issued to the holders of Series A Preferred Stock so that the securities to be issued in connection with the sale of the Senior Notes and the Series B Shares can be included in the registration statement required by the registration rights agreements.

SHEA DEVELOPMENT CORP. AUDITED FINANCIAL STATEMENTS

On March 2, 2007 Shea Development Corp. and Information Intellect Inc. entered into a merger transaction whereby under US Generally Accepted Accounting Principles (US GAAP), Information Intellect, Inc. was determined to be the acquirer of Shea Development Corp. for accounting purposes. Following the merger, Shea Development Corp., a shell company, discontinued its historical business operations that had existed prior to the merger. As a result, the Audited Financial Statements of Information Intellect, Inc. that follow, represent the historical operations of Shea Development Corp.

INFORMATION INTELLECT, INC.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Information Intellect, Inc.

We have audited the accompanying consolidated balance sheets of Information Intellect, Inc. (the Company) as of December 31, 2006 and 2005, and the related statements of operations, stockholders’ equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have nor were we engaged to perform, audits of their internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Information Intellect, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Weaver and Tidwell, L.L.P.
March 2, 2007

INFORMATION INTELLECT, INC.
CONSOLIDATED BALANCE SHEETS

	DECEMBER 31,
	2006	2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$404,209	$1,545,820
Accounts receivable, net of allowance for doubtful accounts of $40,000 and $30,000 at December 31, 2006 and 2005	413,699	735,472
Inventory	861,136	36,467
Prepaid expenses	25,729	19,707

Total Current Assets	1,704,773	2,337,466

Property and equipment, net of accumulated depreciation of $266,495 and 236,716	188,476	105,855

Intangible assets, net of accumulated amortization of $1,231,015 and $242,471	2,359,909	3,347,452

Other assets	98,362	100,973
TOTAL ASSETS	$4,351,520	$5,891,746

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current maturities of notes payable	$395,400	$190,420
Current maturities of capital lease obligations	4,443	—
Accounts payable and accrued expenses	214,487	114,242
Deferred revenue	515,723	445,167
Total current liabilities	1,130,053	760,829

LONG-TERM NOTES PAYABLE, less current maturities	935,349	1,238,538
NON-CURRENT CAPITAL LEASE OBLIGATION	44,836	—

COMMITMENTS AND CONTINGENCIES
Preferred dividends payable in shares of common stock	301,875	60,375

STOCKHOLDERS’ EQUITY
Series A Convertible Preferred Stock, $0.001 par value per share; 3,000,000 shares authorized; 2,966,668 shares issued and outstanding at December 31, 2006 and 2,300,000 shares issued and outstanding at December 31, 2005;	2,967	2,300
Common stock, $.001 par value per share; 13,000,000 shares authorized; 6,872,890 and 6,822,890 shares issued and outstanding at December 31, 2006 and 2005	6,873	6,823
Pending issuance of preferred stock	250,000	—
Additional paid-in capital	6,523,624	5,396,255
Accumulated deficit	(4,844,057)	(1,573,374)
Total stockholders’ equity	1,939,407	3,832,004
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,351,520	$5,891,746

The accompanying notes are an integral part of these consolidated financial statements.

INFORMATION INTELLECT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	YEARS ENDED
	DECEMBER 31,
	2006	2005
Revenue
Professional service fees	$1,518,320	$1,486,339
Software license fees	460,485	506,700
Customer support contract services fees	903,267	926,128
Hardware sales	377,787	—
Total revenue	3,259,859	2,919,167

Costs of revenue
Professional and customer support services costs	741,145	475,628
Hardware cost of sales	298,474	—
Total costs of revenue	1,039,619	475,628
Gross profit	2,220,240	2,443,539

Operating expenses
Selling, general and administrative expense	3,030,752	1,752,493
Product development expense	1,360,330	922,766
Depreciation and amortization	29,780	16,078
Amortization of intangible assets	988,544	242,471
Total operating expenses	5,409,406	2,933,808
Operating loss	(3,189,166)	(490,269)

Interest income	24,987	12,119
Interest expense	(109,086)	(129,408)
Gain on sale affiliated company	—	365,339
Other income (expense)	2,582	(92,208)
Income (loss) before income taxes	(3,270,683)	(334,427)
Provision for income taxes	—	—
Net income (loss)	(3,270,683)	(334,427)
Less preferred stock dividends	(241,500)	(60,375)
Net income (loss) to common shareholders	(3,512,183)	$(394,802)
Net income (loss) per share to common shareholders—basic and diluted	$(0.51)	$(0.06)

Weighted average common shares outstanding—basic and diluted	6,869,465	3,786,397

The accompanying notes are an integral part of these consolidated financial statements.

INFORMATION INTELLECT, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock			Common Stock
	Number of Shares	Amount	Pending Issuance	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2004	—	$—		2,733,148	$2,733	$46,567	$(1,238,947)	$(1,189,647)

Fair value of common stock issued for acquisitions				3,673,537	3,674	2,090,242		2,093,916

Issuance of preferred stock net of offering costs	2,300,000	2,300				3,231,003		3,233,303

Common stock issued pursuant to the exercise of employee stock options				339,246	339	9,033		9,372

Common stock issued pursuant to conversion of notes payable				76,959	77	115,362		115,439

Subchapter S distribution to shareholders prior to change in status to C corporation						(111,000)		(111,000)

Share based compensation expense						75,268		75,268

Preferred stock dividend payable in shares of common stock						(60,375)		(60,375)

Other						155		155

Net loss							(334,427)	(334,427)

Balance at December 31, 2005	2,300,000	2,300	—	6,822,890	6,823	5,396,255	(1,573,374)	3,832,004

Issuance of preferred stock	666,668	667				999,335		1,000,002

Preferred stock pending issuance			250,000					250,000

Preferred stock dividend payable in shares of common stock						(241,500)		(241,500)

Issuance of common stock in lieu of payment of cash for services				50,000	50	74,950		75,000

Share based compensation expense						294,584		294,584

Net loss							(3,270,683)	(3,270,683)

Balance at December 31, 2005	2,966,668	$2,967	$250,000	6,872,890	$6,873	$6,523,624	$(4,844,057)	$1,939,407

The accompanying notes are an integral part of these consolidated financial statements.

INFORMATION INTELLECT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED
	DECEMBER 31,
	2006	2005
CASH FLOWS FROM OPERATIING ACTIVITIES
Net loss	$(3,270,683)	$(334,427)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization of property and equipment	29,779	16,078
Amortization of intangible assets	988,544	242,471
Provision for returns, allowances and bad debts	10,000	—
Stock based compensation expense	294,584	75,268
Common stock issued in lieu of cash for services	75,000	—
Gain on sale of affiliated company	—	(365,339)
Changes in operating assets and liabilities, excluding effects of acquisitions and divestitures
Accounts receivable — trade	311,773	8,828
Inventory	(824,669)	—
Prepaid Expenses	(6,022)	5,701
Other assets	2,611	8,428
Accounts payable and accrued expenses	100,245	(394,842)
Deferred revenue	59,556	23,033
NET CASH USED IN OPERATING ACTIVITIES	(2,229,281)	(714,801)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(112,401)	(45,934)
Cash paid for businesses acquired	—	(358,442)
NET CASH USED IN INVESTING ACTIVITIES	(112,401)	(404,376)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of preferred stock	1,000,002	3,233,303
Advance from shareholder for pending issuance of shares of preferred stock	250,000	—
Proceeds from capital lease obligations	15,377	—
Payments on capital lease obligations	(651)	—
Borrowings from notes payable	92,000	—
Payments on notes payable	(190,209)	(881,827)
Proceeds from exercise of employee stock options	—	9,372
Subchapter S distribution to shareholders	—	(111,000)
Other	(33,552)	125,029

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,200,071	2,374,877
Net increase (decrease) in cash and cash equivalents	(1,141,611)	1,255,700
Cash and cash equivalents at the beginning of the year	1,545,820	290,120
Cash and cash equivalents at the end of the year	$404,209	$1,545,820

Supplemental cash flow information:
Interest paid	$109,086	$132,722
Income taxes paid	—	—

Non-cash financing items:
Preferred dividends accrued and payable in shares of common stock	$241,500	$60,375

Conversion of notes payable into shares of common stock	$—	$115,439

Equipment financing under capital lease	$34,553	$—

The accompanying notes are an integral part of these consolidated financial statements.

INFORMATION INTELLECT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A — NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Information Intellect, Inc. and its subsidiaries (collectively, “Information Intellect” or the “Company”) was incorporated in Georgia in 1997.  The Company develops, markets, licenses or sells AMR hardware, software, technical support, and consulting services to the utility industry throughout the continental United States of America and Puerto Rico. In September 2005, the Company acquired Energy Technology Group located in Fort Worth, Texas.

Basis of Presentation

The accompanying consolidated financial statements of Information Intellect and subsidiaries have been prepared in accordance with generally accepted accounting principles.  All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and notes payable are carried at cost, which approximates fair value.

Cash and Cash Equivalents

At December 31, 2006 and 2005, cash consisted of monies held in checking and savings accounts, as well as money market accounts.  The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Accounts Receivable

Trade accounts receivable are generally uncollateralized and are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of the Company’s customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management’s assessment, the Company provided for estimated uncollectible amounts through a charge to expense and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts were written off through a charge to the valuation allowance and a credit to accounts receivable. In addition, the Company maintains an allowance for returns, payment discounts, and other allowances based on historical returns and payment discounts and allowances that may be offered to customers from time-to-time or as incentive to make payments to the Company sooner than the customer’s contractual payment terms. Returns, payment discounts and other adjustments are charged to the allowance when incurred. The Company provides for returns, discounts and other allowances as a reduction of revenue and a credit to the valuation allowance.  The allowance for doubtful accounts, returns and allowances was $40,000 and $30,000 at December 31, 2006 and 2005, respectively.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out method. Cost includes raw materials and labor, plus applied direct and indirect costs, including those costs required under Statement of Financial Accounting Standards 151, Inventory Costs — an amendment of ARB 43, Chapter 4, (SFAS 151), which was effective for inventory costs incurred on or after January 1, 2006. SFAS 151 did not have a material effect on our financial statements. Service inventories consist primarily of subassemblies and components necessary to support post-sale maintenance.

Property and Equipment

The Company’s property and equipment is stated at cost and depreciation was computed using the straight-line method over the estimated useful lives ranging from one to eight years.  Amortization of leasehold improvements was computed using the straight-line method over the lesser of the useful life of the asset or the remaining term of the lease.

Acquisitions

In accordance with SFAS 141, Business Combinations, we record the results of operations of the acquired business from the date of acquisition. Net assets of the company acquired and intangible assets that arise from contractual/legal rights, or are capable of being separated, are recorded at their fair values at the date of acquisition. The balance of the purchase price after fair value allocations represents goodwill. Negative goodwill resulting from contingent consideration is recorded as a liability. Contingent payments subsequently made are then applied against the liability. Amounts allocated to in-process research and development (IPR&D) are expensed in the period of acquisition.

Intangible Assets

Purchased intangible assets other than goodwill are amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets are carried at cost, less accumulated amortization.  Amortization is computed over the estimated useful lives of the respective assets, generally two to seven years.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable and exceeds its fair value in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  If conditions would indicate that an asset might be impaired, the Company would have estimated the future cash flows expected to result from the use of the asset and its eventual disposition.  The impairment, if any, would have been measured by the amount by which the asset exceeds its fair value typically represented by quoted marked values or, when and if available, the future discounted cash flow associated with the asset.

Revenue Recognition

Revenue consists of amounts earned from sales of hardware, software license fees, fees earned from customer support contracts (aka maintenance)and professional services including engineering, consulting, implementation and installation services. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the delivered item(s) have value to the customer on a standalone basis, there is objective and reliable evidence of fair value of the undelivered item(s) and delivery/performance of the undelivered item(s) is probable. The total arrangement consideration is allocated among the separate units of accounting based on their relative fair values and the applicable revenue recognition criteria considered for each unit of accounting. For our standard contract arrangements that combine deliverables such as hardware, meter reading system software, installation services, each deliverable is generally considered a single unit of accounting. The amount allocable to a delivered item is limited to the amount that we are entitled to bill and collect and is not contingent upon the delivery/performance of additional items.

Revenue is recognized when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable and (4) collectibility is reasonably assured. Hardware revenue is generally recognized at the time of shipment, receipt by customer, or, where applicable, upon completion of customer acceptance provisions. For software arrangements with multiple elements, revenue recognition is also dependent upon the availability of vendor-specific objective evidence (VSOE) of fair value for each of the elements. The lack of VSOE, or the existence of extended payment terms or other inherent risks, may affect the timing of revenue recognition for software arrangements. If implementation services are essential to a software arrangement, revenue is recognized using either the percentage of completion methodology if project costs can be estimated or the completed contract methodology if project costs can not be reliably estimated. Hardware and software post-sale customer support fees are recognized ratably over the life of the related service contract.

Unearned revenue is recorded for products or services that have not been provided but have been invoiced under contractual agreements or paid for by a customer, or when products or services have been provided but the criteria for revenue recognition have not been met.

Product Development Costs

The Company follows the guidance provided in Statement of Financial Accounting Standards (“SFAS”) No. 86 “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” regarding the accounting for the costs of developing its software products. Product development costs include the direct costs of the project, labor, third party contracting fees and a pro rata share of indirect overhead costs.  For software to be marketed or sold, financial accounting standards require the capitalization of development costs after technological feasibility is established. Once technological feasibility is established, all software costs should be capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. We have determined that technological feasibility for our software products is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility has been established have not been material, and, accordingly, all costs to develop our products have been expensed as incurred.

Purchased software and acquired technology (i.e., software and technology acquired from a third party) are classified as intangible assets on the balance sheet and have been recorded at fair value determined at the date of acquisition and measured against its net realizable value at each balance sheet date.  Purchased software is amortized to operating expenses over its estimated useful life, generally five years.  Management has determined that no writedown of purchased software have been required.

Income Taxes

Income taxes are accounted for using the asset and liability method.  Deferred income tax expenses are provided based upon estimated future tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes calculated based upon provisions of enacted laws.

Net Loss per Common Share

The Company reports net income (loss) to common shareholders per share in accordance with SFAS No. 128, Earnings per Share.  Basic and diluted net loss per common share is computed by dividing net loss to common shareholders by the weighted average number of shares of common stock outstanding during the year.  For the year ended December 31, 2006 the weighted average shares outstanding were 6,869,465.  The effect of stock options for 775,000 shares of common stock has been excluded from the computation of net loss per share to common shareholders as the effect is antidilutive. For the year ended December 31, 2005 there were 3,786,397 weighted average shares outstanding excluding the effect of stock options for 775,000 shares of common stock as the effect is antidilutive.

Advertising Expense

The Company expenses costs associated with advertising as they are incurred and includes these costs in selling, general and administrative expense.  Advertising expense, including design and production of product collaterals, industry trade shows and printing, for the years ended December 31, 2006, and 2005 was approximately $91,481 and $29,280, respectively.

Stock-Based Compensation

On January 1, 2005, the Company adopted the modified prospective method of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”).  SFAS No. 123R supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB Opinion No. 25”), and amends SFAS No. 95, “Statement of Cash Flows”. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Under the modified prospective application, SFAS No. 123R is applied to new awards and to awards modified, repurchased or cancelled after the effective date.

Compensation cost for the portion of awards for which requisite service has not been rendered that are outstanding as of the effective date is recognized as the requisite service is rendered on or after the effective date. The compensation cost for that portion of awards is based on the grant date fair value of those awards as calculated for pro-forma disclosures under SFAS No. 123. The Company’s consolidated financial statements as of and for the years ended December 31, 2006 and 2005 reflect the impact of adopting SFAS No. 123R.  In accordance with the modified prospective method, the consolidated financial statements for the prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123R.  See NOTE I — STOCK OPTIONS for further details.

Stock-based compensation expense recognized during the period is based on the fair value of the portion of the stock-based payment awards that is ultimately expected to vest.  Stock-based compensation expense recognized in the statement of operations is based on awards ultimately expected to vest reduced for estimated forfeitures.  SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company calculates the fair value of each option award on the date of grant using the Black-Scholes option pricing model.  Because the Company’s securities have not been traded in a public market expected volatility has been based on the historical volatility of public companies in the same industry.  The Company’s computation of expected life follows the guidance in Staff Accounting Bulletin No. 107 for determining the expected life of the awards. The interest rate for the periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of the grant.

The adoption of SFAS No. 123R required the Company to record substantial non-cash stock compensation expenses.  While the adoption of SFAS No. 123R did not have a significant effect on the Company’s financial condition or cash flows, it did have a significant effect on the Company’s results of operations.

Prior to January 1, 2005, the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of APB Opinion No. 25 and complied with the disclosure provisions of SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123,” (“SFAS No. 148”). Under APB Opinion No. 25, compensation expense for employees is based on the excess, if any, on the date of grant, of the fair value of the Company’s stock over the exercise price and is recognized on a straight-line basis over the vesting term of the option.

The Company accounts for equity instruments issued to non-employees based upon the fair value of the awards.  All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance is complete or the date on which it is probable that performance will occur.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”).  SFAS No. 154 is a replacement of Accounting Principles Board Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — an amendment of APB Opinion No. 28”.  SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections.  It establishes retrospective application as the required method for reporting a change in accounting principle.  SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable.  The reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS No. 154.  This Statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity.  This Statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error.  SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The adoption of SFAS No. 154 beginning in fiscal year 2006 did not have a material impact on the Company’s consolidated results of operations or financial statements.

On July 13, 2006 the FASB issued the Financial Interpretation No. 48, Accounting for tax positions (“FIN48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition and, clearly scopes income taxes out of FASB Statement No. 5, Accounting for Contingencies. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, Accounting for Income Taxes, (FAS 109). This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption to have a material impact on the Company’s financial statements.

NOTE B — CONCENTRATION OF CREDIT RISK

Financial instruments that subject the Company to credit risk consist primarily of cash and accounts receivable. The Company’s cash accounts are maintained at a bank, and at times throughout the year, the Company’s bank account balances exceeded the $100,000 FDIC insured limit.

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable and notes receivable. The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company’s estimate of its bad debt.

There was one customer that accounted for 28% of annual revenues for the year ended December 31, 2006 and two customers that accounted for 35% for the year ended December 31, 2005. All other customers accounted for less than 10% of revenue on an individual basis. This concentration makes the Company vulnerable to a near-term severe impact, should the relationships be terminated or remain uncollected.

NOTE C — ACQUISITIONS AND DIVESTURE

On September 29, 2005, in three separate transactions, the Company acquired

1) all of the outstanding stock of Energy Technology Group in exchange for 3,191,397 shares of the Company’s common stock at a estimated fair value of approximately $1,819,079, acquisition costs of approximately $124,000 and the assumption of approximately $1.1 million of net liabilities;

2) all of the outstanding stock of Coastal Bay Group, Inc. in exchange for $200,000 in cash and 482,170 shares of the Company’s common stock at a estimated fair value of approximately $274,837; and,

3) a 50% interest in Energy Technology Group of Texas, Inc. (“ETG Texas”), a Texas corporation located in Houston, Texas for approximately $34,000 in cash.  ETG Texas had no assets or liabilities at September 29, 2005 and no operations since the acquisition date through December 31, 2006.

The fair value of the common stock was estimated based upon the value of a recent equity financing discounted for a lack of liquidity, no public market for its common stock and the size of the company relative to the size of its competitors in the same industry.  Acquisition costs, primarily professional fees of approximately $341,137 were incurred and allocated to the fair value of the intangible assets acquired in the transactions.  The acquisitions were accounted for using the purchase method of accounting.  The results of operations of the businesses acquired have been included in the consolidated statements of operations from September 29, 2005.

In accordance with SFAS No. 141, Business Combinations, the total purchase price was allocated to the net tangible and intangible assets based on their estimated fair values as of September 29, 2005. The excess purchase price over the value of the net tangible and identifiable intangible assets was recorded as goodwill. The fair values assigned to tangible and intangible assets acquired and liabilities assumed are based on estimates and assumptions provided by management.  The following represents the allocation of the purchase price to the intangible assets and the associated estimated useful lives.

	Amount	Estimated Useful Life
Identifiable intangible assets:
Master distributor contracts	$1,977,976	3 years
Technology	1,492,806	5 years
Trade names	120,000	10 years
Total	$3,590,782	4.1 years
Consideration:
Net liabilities assumed	$1,138,424
Cash and fair value of common stock	2,452,358
Total	$3,590,782

The tangible assets and liabilities as of September 29, 2005 were reviewed and adjusted to their fair value as necessary, including a write down in the amount of approximately $500,000 relating to obsolete inventory.

The fair value of the technology represents the core technology of the Company’s products.  The fair value of the technology is being amortized to operating expenses in the Consolidated Statements of Operations Income on a straight-line basis over its estimated life of five years.

Contracts with master distributors represent existing contracts that relate primarily to underlying customer relationships. The fair values of these assets are being amortized to operating expenses in the Consolidated Statements of Operations Income on a straight-line basis over their contractual life of three years.

Goodwill, if any, represents an excess of the purchase price over the fair value of the underlying net tangible and intangible assets.  No goodwill has been recognized as a result of the fair value analysis performed for the assets acquired.  The fair value of the intangible assets acquired was determined based in management’s assumptions as to the discounted net present value of the cash flows expected to be realized from these assets.  The rate utilized to discount the net cash flows to their present value was based on the Company’s weighted average cost of capital adjusted for a risk premium associated with the business including factors such as the Company’s small size relative to its competition, the newness of the product in the market and anticipated market acceptance at the date of the acquisition.  Based on these factors, a discount rate of approximately 45% was deemed appropriate for valuing the master distributor contracts and the technology.

On February 28, 2005, the Company transferred its 70% membership interest in PSD to the owner of the 30% membership interest in exchange for a license to the web based technology developed by PSD Software LLC (“PSD”) and the retention of certain assets of PSD, including inventories of the web based software, accounts receivable and substantially all the furniture and equipment owned by PSD. The business conducted by PSD primarily related to the development, marketing, distribution, licensing, maintenance, and support of the software products (the “PSD Software Business”) used by water and sewer utility companies.  The Company transferred all rights in the PSD Software Business to the 30% member including customer contracts and all liabilities.

NOTE D — INVENTORIES

The details of the inventory balance at December 31, 2006 and 2005 are as follows:

	December 31,
	2006	2005
Raw materials	$775,797	$36,467
Work in process	5,456	—
Finished goods	79,883	—
	$861,136	$36,467

NOTE E — PROPERTY AND EQUIPMENT

At December 31, 2006 and 2005, property and equipment consisted of:

	Useful life (in years)	2006	2005
Computer and office equipment	5 – 10	$372,140	$262,695
Furniture and fixtures	5 – 10	81,070	25,290
Leasehold improvements	Remaining lease term	1,761	54,586
		454,971	342,571
Less accumulated depreciation and amortization		(266,495)	(236,716)
Net property and equipment		$188,476	$105,855

NOTE F — NOTES PAYABLE

Notes payable consists of the following at December 31, 2006 and 2005

	2006		2005
	Amount	Current Portion	Amount	Current Portion
Notes Payable to Financial Institutions

Prime interest rate plus 2% senior installment note payable in monthly installments of $14,843, including interest, to October 2007, collateralized by all Company assets, assignments of real estate rents and leases, general intangible assets, and a personal guarantee and assignment of a life insurance policy in the amount of $1,100,000 by the Company’s CEO.	$130,390	$130,390	$273,763	$143,584

8% note payable in monthly installments of $3,089, including interest beginning October 1, 2007. Beginning October 1, 2005, note is interest only until September 30, 2007	98,560	7,343	98,560	—

12% subordinate note payable in quarterly payments of interest only installments of $3,000, with principal payments beginning October, 2007 to March, 2010, collateralized by all Company assets.	100,000	100,000	100,000	—

6% note payable in monthly installments of $545, including interest. The note is collateralized by computer equipment	7,247	2,610	12,668	5,421

	2006		2005
	Amount	Current Portion	Amount	Current Portion
8% note payable in monthly installments of $449, including interest, beginning October 1, 2007. Beginning October 1, 2005, note is interest only until September 30, 2007	14,338	1,068	14,338	—
Total notes payable to financial institutions	350,535	241,411	499,329	149,005

Notes Payable to Shareholders

9% note payable to a shareholder in monthly payments of $5,050, including interest, until August 31, 2010.	190,450	45,300	231,865	41,415

8% note payable to a shareholder in monthly installments of $6236, including interest beginning October 1, 2007. Beginning October 1, 2005 , note is interest only until September 30, 2007	291,000	106,826	199,000	—

8% note payable to a shareholder in monthly installments of $783, including interest beginning October 1, 2007. Beginning October 1, 2005 note is interest only until September 30, 2007	25,000	1,863	25,000	—
Total notes payable to shareholders	506,450	153,989	455,865	41,415

Notes Payable to Officers

6% note payable to the Company’s CEO in monthly installments of $3102, including interest beginning October 1, 2008. Beginning October 1, 2005 note is interest only until September 1, 2008	101,961		101,961	—

6% note payable to an officer in monthly installments of $6,013, including interest, beginning October 1, 2008. Beginning October 1, 2005 note is interest only until September 1, 2008	197,643	—	197,643	—

6% note payable to an officer of the Company in monthly installments of $5,298, including interest beginning October 1, 2008. Beginning October 1, 2005, note is interest only until September 1, 2008.	174,160	—	174,160	—
Total notes payable to officers	473,764	—	473,764	—
Totals	1,330,749	395,400	1,428,958	$190,420
Less current maturities	395,400		190,420
Long-term notes payable	$935,349		$1,238,538

The maturities of the notes payable for the five years subsequent to December 31, 2006 are as follows:

Year Ending December 31,
2007	$395,400
2008	185,754
2009	289,355
2010	258,979
2011	201,262
Thereafter	—
Total	$1,330,749

Interest expense was $109,086 in 2006 and $129,408 in 2005.

The terms of several of the notes place certain restrictions of the Company, including maintenance of certain financial ratios, limitations on the issuance of additional indebtedness, restrictions on distributions, and restrictions on salary increases and bonuses of equity holders. The Company was not in compliance with a debt covenant at December 31, 2006 for which the lender waived the default

During the year ended December 31, 2005, notes payable in the amount of $115,439 were converted into 76,959 shares of the Company’s common stock.

NOTE G — CAPITAL LEASE OBLIGATION

During the year ended December 31, 2006, the Company acquired equipment under long-term lease. For financial reporting purposes, the present values of the minimum lease payments have been capitalized. The lease expires November 2011. As of December 31, 2006 the property under these capital leases had a total cost of $34,553, accumulated depreciation of $1,440 and a net book value of $33,113. The future minimum lease payments under these capital leases at December 31, 2006 are as follows:

Total minimum lease payments	$70,477
Less amounts representing interest and taxes	21,198
Present value of net minimum lease payments	49,279
Current maturities of capital leases	4,443
Long-term capital leases less current maturities	$44,836

Aggregate future capital lease payments at December 31, 2006 consist of the following

Year Ending December 31,
2007	$4,443
2008	9,513
2009	10,841
2010	12,489
2011	11,993
Thereafter	—
Total	$49,279

NOTE H — INCOME TAXES

The significant components of the Company’s deferred tax liabilities and assets consisted of:

	December 31,
	2006	2005
Deferred tax assets (liabilities):
Net operating loss carryforwards	$1,250,000	$628,000
Accounts receivable allowance	14,000	11,000
Stock compensation expense	132,000	26,000
Total deferred tax assets	1,396,000	665,000
Valuation allowance	(1,396,000)	(665,000)
Total deferred tax assets, net	$—	$—

The difference between the provision for income taxes and the amount computed by applying the federal statutory rate of 35% to income (loss) before provision for income taxes is explained below:

	Years Ended December 31,
	2006	2005
Benefit computed at federal statutory rate	$(1,145,000)	$(117,000)
Increase (decrease) in valuation allowance	731,000	(6,000)
Permanent differences	414,000	123,000
	$—	$—

For federal income tax purposes, at December 31, 2006 the Company had a net operating loss carryforward of approximately $3,600,000. The net operating loss carryover, which is subject to annual limitations as prescribed by the Internal Revenue Code, is available to offset future taxable income and begins to expire in 2022.  A valuation allowance has been recorded for the entire amount of the net deferred tax asset due to uncertainty of realization.

NOTE I — STOCK OPTIONS

Adoption of SFAS No. 123R

The Company adopted SFAS No. 123R using the modified prospective transition method beginning January 1, 2005.  Accordingly, during the years ended December 31, 2006 and 2005, the Company determined stock-based compensation expense was immaterial for options granted prior to, but not yet vested, as of January 1, 2005, as if the fair value method required for pro forma disclosure under SFAS No. 123 were in effect for expense recognition purposes, adjusted for estimated forfeitures.  For options granted after January 1, 2005, the Company has recognized compensation expense based on the estimated grant date fair value method using the Black-Scholes valuation model.  Compensation expense is recognized on a straight-line basis over the vesting period of the options. SFAS No. 123R requires that stock-based compensation expense be based on awards that are ultimately expected to vest.

Stock Option Activity

The Company has issued options to employees, consultants and stockholders that are not subject to a plan.  The balance of options outstanding at December 31, 2004 has been restated for the effect of a 3744.038 to 1 stock split in September 2005.  The following table summarizes the stock option activity for the years ended December 31, 2006 and 2005:

	Outstanding Options
	Number of Options	Weighted Average Exercise Price
Balance at December 31, 2004 adjusted for effect of 3744:038 to 1 stock split	950,986	$0.001
Granted	900,000	$1.670
Exercised	(333,350)	$0.001
Cancelled	(744,636)	$0.253
Balance at December 31, 2005	775,000	$1.694
Granted	—	—
Exercised	—	—
Cancelled	—	—
Balance at December 31, 2006	775,000	$1.694
Vested and expected to vest at December 31, 2006	321,301	$1.694
Options exercisable at December 31, 2006	321,301	$1.694

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated value of the Company’s common stock.  There is no market for trading the Company’s common stock, therefore the intrinsic value cannot be estimated unless or until there is a new equity financing or the Company’s stock becomes actively traded.

Non-cash stock compensation expense is included in the statement of operations for the years ended December 31, 2006 and 2005.  No stock compensation expense is included in the statements of operations prior to the adoption of SFAS No. 123R on January 1, 2005.

	For the Year Ended December 31,
	2006	2005
Costs of Revenue	$—	$—
Selling general and administrative expense	201,966	50,491
Product Development expense	99,107	24,777
Impact on net loss to common shareholders	$301,073	$75,268
Impact on net income per share to common shareholders
Basic and diluted	$0.04	$0.02

Valuation Assumptions

The Company calculated the fair value of each option award on the date of grant using the Black-Scholes option pricing model.  The following assumptions were used for each respective period:

	2006		2005
Risk-free interest rates	4.62%		4.09%
Expected lives	5.75	years	5.0	years
Dividend yield	0%		0%
Expected volatility	77%		77%
Weighted-average volatility	77%		77%

The Company’s computation of expected volatility is based the volatility of the publicly traded of a competitor adjusted for a risk premium due to the restrictive nature and the illiquidity of the Company’s stock. The Company’s computation of expected life was determined based on the guidance provide in Staff Accounting Bulletin 107.  The interest rate for the periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of the grant.

NOTE J — STOCHOLDER”S EQUITY

Preferred Stock

The Company has authorized 3,000,000 shares of preferred stock and has 2,966,668 shares of Series A convertible preferred shares issued and outstanding at December 31, 2006.  On September 30, 2005 the Company issued 2,300,000 of its series A convertible preferred stock with a par value of $.001 (“Series A Preferred”) in exchange for $3,450,000 in cash before payment of offering costs of $216,697. In November 2006, the Company issued 666,668 of its series A preferred stock in exchange for $1,000,002 in cash proceeds.  The Series A Preferred is convertible into the Company’s common stock at a conversion rate of $1.50 per shares and accrues dividends of $.105 per share, payable quarterly and upon approval of the board of directors, the first four quarterly dividend payments may be paid in shares of common stock.  In February 2007, the board of directors approved a stock dividend in the amount of 226,334 shares of the company’s common stock be issued to satisfy the dividend obligation of $301,875 at December 31, 2006.

Common Stock

At December 31, 2006 the Company has authorized 13,000,000 shares of common stock of which 6,872,890 are issued and outstanding.  On September 28, 2005, the Board approved a 3744.038 to 1 stock split of the Company’s common stock.  Before the stock split the Company had 730 shares of stock outstanding and after the stock split the Company had 2,733,148 shares of stock outstanding.  Further, the Company amended the corporate by-laws and authorized 13,000,000 shares of common stock and 3,000,000 shares of preferred stock.

In November 2006, the Company issued 50,000 shares of its common stock to a third party in lieu of cash payment for services rendered. The Company recorded approximately $75,000, the fair value of the common stock, in consulting expenses related to the issuance of these shares.

NOTE K — RELATED PARTY TRANSACTIONS

The Company has notes payable to three officers and three stockholders in the amount totaling $980,214 Interest is paid on a monthly basis and interest paid to these parties was $65,533 in 2006 and $11,803 in 2005.  The Company believes that the terms and conditions of the notes were made on an arms-length basis at the time they were consummated.

During the year ended December 31, 2006, the Company sold hardware to a company owned 100% by a minority stockholder of the Company.  Sales occurred through out the year and totaled $130,415 in 2006. In addition the Company was owed $83,999 from the related party and the amount is included in trade accounts receivable at the end of December 31, 2006.

NOTE L — COMMITMENTS AND CONTINGENCIES

Letters of Credit

The Company maintains the following irrevocable standby letters of credit as of December 31, 2006 and 2005:

The Branch Banking and Trust Company in favor of Epic Technologies, LLC: The purpose of the letter of credit is to allow for the purchase of goods and services. The letter of credit is for $125,000 and expires December 31, 2006. There were draws of $0 for the years ended December 31, 2006 and 2005.

Leases

As of December 31, 2006 future minimum lease payments under non-cancelable operating leases primarily for office space were as follows:

Year Ending December 31,
2007	$165,984
2008	105,699
2009	83,460
2010	40,629
2011	7,727
Thereafter	—
Total	$403,499

The Company leases office space for its corporate headquarters in Dallas, Texas under an operating lease, the base term of which expires in June 30, 2010. The Company also has an office lease for space in Marietta, Georgia that expires in June 30, 2007. The Company does not have any obligations that extend beyond the base terms of these leases. Both leases contain escalation provisions. In accordance with SFAS No. 13 “Accounting for Leases”, FASB Technical Bulletin 88-1 “Issues Relating to Accounting for Leases”, and FASB Technical Bulletin 85-3 “Accounting for Operational Leases with Scheduled Rent Increases”, the Company records rent expense on facility leases on a straight-line basis.  Rent expense for the years ended December 31, 2006 and 2005 was $87,753 and $41,031, respectively.

Legal Matters

From time-to-time, the Company may become involved in litigation or receive claims on various matters which are considered routine to the conduct of the business. The Company believes that none of these routine actions, individually or in the aggregate, would have a material adverse effect on our financial position or results of operations, though any adverse decision in these matters or costs of defending or settling such claims could have a material adverse effect on our business.  No liability for any potential claims, asserted or unasserted, was determined necessary to be recorded at December 31, 2006.

NOTE M — SUBSEQUENT EVENTS

In February 2007 the Company increased the number of authorized preferred shares to 3,133,336 shares.

In March 2007, Shea acquired Information Intellect, pursuant to a Merger Agreement dated March 2, 2007 (“Merger Agreement”) by and among SHEA Development Corp, a Nevada corporation SHEA), SHEA Development Acquisition Corp, a Nevada Corporation and Information Intellect, a company incorporated under the laws of Georgia. The transaction closed (the “Closing”) on March 2, 2007 (the “Closing Date”). On the Closing Date, pursuant to the terms of the Merger Agreement, all of the outstanding capital stock and ownership interests of Information Intellect (the “Interests”) were acquired by SHEA.  Information Intellect shareholders transferred and contributed all of their Interests to SHEA in exchange for approximately 18.9 million shares of SHEA common stock. In addition, approximately 1.7 million shares of common stock were issued to principals of SHEA and others for promoting the transaction.  Following the acquisition, SHEA expects to change its name to Information Intellect, Inc. although no assurance can be given that a name change will be effected.

In conjunction with the transaction, SHEA received gross proceeds of approximately $3 million, before offering costs in exchange for approximately 2.8 million shares of convertible preferred stock and warrants for approximately 1.4 million shares of common stock.  Each share of preferred stock accrues dividends at a rate of 8% per annum and has the right to convert each share of preferred stock into one share of common stock at $1.00 per share. In addition, each holder of preferred stock received a warrant to purchase one share of common stock for every two shares of common stock that would be received by the holder of the preferred stock as if the preferred shares had been converted.  The warrants are exercisable at a strike price of $1.15 per share at any time following their issuance and expire four years after the date of issue.

All management team members and employees have been offered employment in this transaction and all assets and liabilities of the Company will be transferred to SHEA as part of this transaction.  The Merger is expected to be treated as a reverse merger of the Company for accounting purposes.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 4, 2007, by and among CaminoSoft Corp., a California corporation (“Parent”), CC Merger Corp., a Nevada corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Shea Development Corp., a Nevada corporation (the “Company”). Parent, Merger Sub and the Company are collectively referred to herein as the “Parties,” and each is a “Party.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Article 1.

RECITALS

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have deemed it advisable and in the best interests of their respective corporations and shareholders that Parent, Merger Sub and the Company enter into a business combination transaction;

WHEREAS, in furtherance thereof, the respective Boards of Directors of Parent, Merger Sub and the Company each have approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the Nevada Revised Statutes (the “NRS”);

WHEREAS, the respective Boards of Directors of Parent and the Company have determined to recommend to their respective shareholders the approval and adoption of this Agreement and the Merger; and

WHEREAS, in connection with the Merger, the parties desire to make certain representations, warranties, covenants and agreements and also to prescribe various conditions to the Merger, upon the terms and subject to the conditions contained herein.

NOW, THEREFORE, in consideration of the covenants, promises, representations and warranties set forth herein, and for other good and valuable consideration, intending to be legally bound hereby the parties agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Certain Definitions. The following terms shall, when used in this Agreement, have the following meanings:

“Affiliate” means, with respect to any Person: (i) any Person directly or indirectly owning, controlling or holding with power to vote ten percent (10%) or more of the outstanding voting securities of such other Person (other than passive or institutional investors); (ii) any Person ten percent (10%) or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other Person; (iii) any Person directly or indirectly controlling, controlled by or under common control with such other Person; and (iv) any officer, director or partner of such other Person. “Control” for the foregoing purposes shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or voting interests, by contract or otherwise;

“Agreement” shall have the meaning set forth in the Recitals of this Agreement;

“Business Day” means any day other than Saturday, Sunday or a day on which banking institutions in Los Angeles, California, are required or authorized to be closed;

“Alternative Acquisition” shall have the meaning set forth in Section 5.12 of this Agreement;

“Capital Increase” shall have the meaning set forth in Section 5.4 of this Agreement;

“Certificates” shall have the meaning set forth in Section 2.9 of this Agreement;

“Change of Control,” with respect to any Person, means (i) a liquidation or dissolution of such Person; (ii) a merger or consolidation of such Person with or into another corporation or entity in which such Person is not the surviving corporation or other business entity (other than a merger with a wholly owned subsidiary); (iii) a merger or consolidation of such Person (or a triangular merger involving a subsidiary of the Company) where such Person is the surviving corporation but with respect to which the shareholders of such Person immediately prior to the merger or consolidation hold less than 50% of the outstanding Common Stock of such Person immediately following the merger or consolidation; or (iv) an underwritten initial public offering by such Person of its common stock;

“Closing” shall have the meaning set forth in Section 2.2 of this Agreement;

“Closing Date” shall have the meaning set forth in Section 2.2 of this Agreement;

“Collateral Documents” means the Confidential Disclosure Schedules to this Agreement;

“Company” shall have the meaning set forth in the preamble of this Agreement;

“Company Common Stock” shall have the meaning ascribed to it in Section 2.7 of this Agreement;

“Company Option Plan” shall have the meaning ascribed to it in Section 2.7 of this Agreement;

“Company Preferred Stock” shall mean, collectively, the Company Series A Preferred Stock and Company Series B Preferred Stock;

“Company Series A Preferred Stock” shall mean the 3,800,000 shares of the Company’s Series A Preferred Stock issued and outstanding;

“Company Series B Preferred Stock” shall mean the 4,600,000 shares of the Company’s Series B Preferred Stock issued and outstanding;

“Company Financial Statement Date” shall have the meaning set forth in Section 3.8 of this Agreement;

“Continuing Employees” shall have the meaning set forth in Section 5.2 of this Agreement;

“Contracts” shall have the meaning set forth in Section 3.16 of this Agreement;

“Dissenting Shares” shall have the meaning set forth in Section 2.15 of this Agreement;

“Effective Time” shall have the meaning set forth in Section 2.3 of this Agreement;

“Effective Date” shall have the meaning set forth in Section 2.3 of this Agreement;

“Eligible Warrant” shall have the meaning set forth in Section 2.7(b) of this Agreement;

“Eligible Warrant Agreements” shall have the meaning set forth in Section 2.9 of this Agreement;

“Encumbrance” means any material mortgage, pledge, lien, encumbrance, charge, security interest, security agreement, conditional sale or other title retention agreement, limitation, option, assessment, restrictive agreement, restriction, adverse interest, restriction on transfer or exception to or material defect in title or other ownership interest (including but not limited to restrictive covenants, leases and licenses);

“Equity Equivalents” shall have the meaning set forth in Section 3.3(b) of this Agreement;

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended;

“Exchange Act” means the Securities Exchange Act of 1934, as amended;

“Exchange Ratio” shall have the meaning set forth in Section 2.7(c) of this Agreement;

“GAAP” means U.S. generally accepted accounting principles consistently applied, as in effect from time to time;

“Indemnified Party” shall have the meaning set forth in Section 7.3 of this Agreement;

“Indemnifying Party” shall have the meaning set forth in Section 7.3 of this Agreement;

“Intellectual Property” means all trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, service names and service name rights, patents and patent rights, utility models and utility model rights, copyrights, mask work rights, brand names, trade dress, product designs, product packaging, business and product names, logos, slogans, rights of publicity, trade secrets, inventions (whether patentable or not), invention disclosures, improvements, processes, formulae, industrial models, processes, designs, specifications, technology, methodologies, computer software (including all source code and object code), firmware, development tools, flow charts, annotations, all Web addresses, sites and domain names, all data bases and data collections and all rights therein, any other confidential and proprietary right or information, whether or not subject to statutory registration, and all related technical information, the information set forth in manufacturing, engineering and technical drawings, know-how and all pending applications for and registrations of patents, utility models, trademarks, service marks and copyrights, and the right to sue for past infringement, if any, in connection with any of the foregoing;

“Joint Proxy-Registration Statement” shall have the meaning set forth in Section 5.4 of this Agreement;

“Key Employees” shall have the meaning set forth in Section 5.1 of this Agreement;

“Key Employee Agreements” shall have the meaning set forth in Section 5.1 of this Agreement;

“Legal Requirements” means any statute, ordinance, law, rule, regulation, code, injunction, judgment, order, decree, ruling, or other requirement enacted, adopted or applied by any Regulatory Authority, including judicial decisions applying common law or interpreting any other Legal Requirement;

“Losses” shall mean all damages, awards, judgments, assessments, fines, sanctions, penalties, charges, costs, expenses, payments, diminutions in value and other losses, however suffered or characterized, all interest thereon, all costs and expenses of investigating any claim, lawsuit or arbitration and any appeal there from, all actual attorneys’, accountants’ investment bankers’ and expert witness’ fees incurred in connection therewith, whether or not such claim, lawsuit or arbitration is ultimately defeated and, subject to Section 7.4, all amounts paid incident to any compromise or settlement of any such claim, lawsuit or arbitration;

“Material Adverse Effect” means a material adverse effect on (i) the assets, liabilities, properties or business of the Parties, (ii) the validity, binding effect or enforceability of this Agreement or the Collateral Documents or (iii) the ability of any Party to perform its obligations under this Agreement and the Collateral Documents; provided, however, that none of the following shall constitute a Material Adverse Effect on the Company: (i) the filing, initiation and subsequent prosecution, by or on behalf of shareholders of any Party, of litigation that challenges or otherwise seeks damages with respect to the Merger, this Agreement and/or transactions contemplated thereby or hereby, (ii) occurrences due to a disruption of a Party’s business as a result of the announcement of the execution of this Agreement or changes caused by the taking of action required by this Agreement, (iii) general economic conditions, or (iv) any changes generally affecting the industries in which a Party operates;

“Merger” shall have the meaning set forth in the Recitals of this Agreement;

“Merger Consideration” shall have the meaning set forth in Section 2.7 (b) of this Agreement;

“Merger Options” shall have the meaning set forth in Section 2.7 (b) of this Agreement;

“Merger Sub” shall have the meaning set forth in the preamble to this Agreement;

“New Parent Warrants” shall have the meaning set forth in Section 2.8 of this Agreement;

“NRS” shall have the meaning set forth in the preamble of this Agreement;

“Order” means any writ, judgment, decree, ruling, injunction or similar order of any Regulatory Authority (in each such case whether preliminary or final);

“Parent” shall have the meaning set forth in the preamble to this Agreement;

“Parent Common Stock” means the shares of common stock of Parent, no par value per share;

“Parent Financial Statements” shall have the meaning set forth in Section 4.8 of this Agreement;

“Parent Financial Statement Date” shall have the meaning set forth in Section 4.8 of this Agreement;

“Parent Preferred Stock” shall have the meaning set forth in Section 2.7(b) of this Agreement;

“Parent Series A Preferred Stock” shall have the meaning set forth in Section 2.7(b) of this Agreement;

“Parent Series B Preferred Stock” shall have the meaning set forth in Section 2.7(b) of this Agreement;

“Parent Warrants” shall have the meaning set forth in Section 2.7(e) of this Agreement;

“Participating Company Shares” means all issued and outstanding shares of Company Common Stock and Company Preferred Stock immediately prior to the Effective Time plus all shares of Company Common Stock deemed to be issued upon exercise of all Company options granted under the Company Option Plan and Eligible Warrants;

“Party” or “Parties” shall have the meaning set forth in the preamble to this Agreement;

“Permit” means any license, franchise, certificate, declaration, waiver, exemption, variance, permit, consent, approval, registration, authorization, qualification or similar right granted by a Regulatory Authority;

“Person” means any natural person, individual, firm, corporation, including a non-profit corporation, partnership, trust, unincorporated organization, association, limited liability company, labor union, Regulatory Authority or other entity;

“Regulatory Authority” means: any (i) federal, state, local, municipal or foreign government; (ii) governmental or quasi-governmental authority of any nature (including without limitation any governmental agency, branch, department, official, instrumentality or entity and any court or other tribunal; (iii) multi-national organization or body; or (iv) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulation or taxing authority or power of any nature;

“Representatives” shall have the meaning set forth in Section 5.12 of this Agreement;

“Reverse Split” shall have the meaning set forth in Section 2.5 of this Agreement;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act of 1933, as amended;

“SEC Reports” with respect to each of Parent and the Company, means such Party’s Annual Report on Form 10-KSB and all interim reports filed with the SEC under the Exchange Act after the date of the Form 10-KSB filing.

“Securities Filings” means the filings with the SEC of a Party.

“Subsidiary” of a specified Person means (a) any Person if securities having ordinary voting power (at the time in question and without regard to the happening of any contingency) to elect a majority of the directors, trustees, managers or other governing body of such Person are held or controlled by the specified Person or a Subsidiary of the specified Person; (b) any Person in which the specified Person and its subsidiaries collectively hold a fifty percent (50%) or greater equity interest; (c) any partnership or similar organization in which the specified Person or subsidiary of the specified Person is a general partner; or (d) any Person the management of which is directly or indirectly controlled by the specified Person and its Subsidiaries through the exercise of voting power, by contract or otherwise;

“Surviving Corporation” shall have the meaning set forth in Section 2.1 of this Agreement;

“Taxes” means any U.S. or non U.S. federal, state, provincial, local or foreign (i) income, corporation gross income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, intangible property, recording, occupancy, sales, use, transfer, registration, value added minimum, ad valorem or excise tax, estimated or other tax of any kind whatsoever, including any interest, additions to tax, penalties, fees, deficiencies, assessments, additions or other charges of any nature with respect thereto, whether disputed or not; and (ii) any liability for the payment of any amount of the type described in (i) above;

“Tax Returns” means all federal, state, local, provincial and foreign tax returns, declarations, reports, claims, schedules and forms for refund or credit or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof;

“Terminated Employees” shall have the meaning set forth in Section 5.3 of this Agreement; and

“Transmittal Letter” shall have the meaning set forth in Section 2.9.

ARTICLE 2
THE MERGER

2.1 Merger. Upon the terms and conditions set forth in this Agreement, and in accordance with the provisions of the NRS, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company will continue as the surviving corporation following the Merger, succeeding to all of the property, rights, privileges, powers and franchises of Merger Sub, and shall become a wholly-owned Subsidiary of Parent. The Company, as the surviving corporation after the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at the offices of Troy & Gould located at 1801 Century Park East, 16th Floor, Los Angeles, California 90067, or at such other place as Parent and the Company mutually agree, at 10:00 a.m. local time on the later to occur of (a) November 15, 2007, or (b) the second Business Day after the day on which the last of the closing conditions set forth in Article 6 below has been satisfied or waived, or such other date as Parent and the Company mutually agree upon in writing (the “Closing Date”).

2.3 Effective Time. Upon the terms of and subject to the conditions of this Agreement, as soon as practicable on the Closing Date: (a) the parties hereto will cause the Merger to be consummated by filing with the Secretary of State of the State of Nevada a certificate of merger and any required related documents, in such form or forms as are required by, and executed in accordance with, applicable law (the date and time of such filing being the “Effective Time” and the date upon which the Effective Time occurs, being the “Effective Date”); and (b) Parent will deliver the Merger Consideration to the holders of the Company Common Stock and the holders of the Company Preferred Stock in accordance with Section 2.7 hereof; and (c) Parent, Merger Sub and the Company will cross-deliver the certificates and other documents and instruments to be cross-delivered pursuant to Article 6 below.

2.4 Effect of the Merger. At the Effective Time, in accordance with the NRS, the separate existence of Merger Sub will cease and the Surviving Corporation shall succeed, without further action, to all the property, assets, rights, privileges, powers and franchises of every kind of the nature and description of Merger Sub and the Company. All debts, liabilities and duties of Merger Sub and the Company will become the debts, liabilities and duties of the Surviving Corporation. As of the Effective Time, the Surviving Corporation will be a wholly owned subsidiary of the Parent.

2.5 Effect of Merger on Common Stock of the Parent. Subject to a reverse split to be determined by the Parties after the date hereof (the “Reverse Split”) to occur prior to Closing, each share of Common Stock of Parent issued and outstanding immediately prior to the Effective Time, including, without limitation, Parent Common Stock, shall remain issued and outstanding from and after the Effective Time. Notwithstanding anything herein to the contrary, the number of shares of Parent Common Stock to be held by the shareholders of Parent immediately prior to the Closing shall equal 4.99% of the fully diluted capital stock of the Parent as of the Closing after giving effect to the shares of Parent Common Stock (i) to be issued to the holders of Company Common Stock pursuant to Section 2.7(a); (ii) issuable upon conversion of the Parent Preferred Stock to be issued pursuant to Section 2.7(b); (iii) issuable upon exercise of the Merger Options to be issued pursuant to Section 2.7(c) and the Parent Warrants to be issued pursuant to Section 2.7(e); and (iv) without duplication, the capital stock (including any shares of common stock issuable upon conversion on exercise of any derivative securities) issuable or deemed to be issued (if not in fact issued) in connection with an equity financing or financings to be undertaken by Parent or the Company pursuant to which Parent or the Company shall raise at least $6,000,000 in gross proceeds at a per share price of not less than $0.50 per share (on a pre-Reverse Split basis).

2.6 Effect of Merger on Common Stock of Merger Sub. At the Effective Time, each share of common stock, par value $.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holders thereof, be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $.001 per share, of the Surviving Corporation.

2.7 Effect of Merger on Capital Stock of Company.

(a) Company Common Stock. At the Effective Time, all issued and outstanding shares of the Company’s common stock (the “Company Common Stock”) shall, by virtue of the Merger and without any action on the part of the holders thereof, be converted into the right to receive a such number of shares of Parent Common Stock equal to 95.01% of Parent Common Stock outstanding immediately prior to Closing (after giving effect to the Reverse Split) less the shares of Parent Common Stock issuable upon Conversion of the Parent Preferred Stock and the exercise of the Parent Warrants and the Merger Options.

(b) Company Series A Preferred Stock and Series B Preferred Stock. At the Effective Time, (i) all of the issued and outstanding shares of the Company’s Series A Preferred Stock, par value $0.001 per share, (the “Company Series A Preferred Stock”) shall by virtue of the Merger and without any action on the part of the holders thereof, be converted into the right to receive a pro rata share of 3,800,000 shares of Parent’s Series A Preferred Stock (the “Parent Series A Preferred Stock”); and (ii) all of the issued and outstanding shares of the Company’s Series B Preferred Stock, par value $0.001 per share, (the “Company Series B Preferred Stock”) shall by virtue of the Merger and without any action on the part of the holders thereof, be converted into the right to receive a pro rata share of 4,600,000 shares of Parent’s Series B Preferred Stock (the “Parent Series B Preferred Stock”, together with Parent Series A Preferred Stock, the “Parent Preferred Stock”), as set forth in Schedule 2.7 hereto, subject to the terms and conditions of this Agreement. The shares of Parent Common Stock and Parent Preferred Stock issuable pursuant to Sections 2.7(a) and this Section 2.7(b) are collectively referred to herein as the “Merger Consideration.” The terms of the respective series of the Parent Preferred Stock shall have substantially the same terms as the series of Company preferred stock that are being converted except for the conversion rate which shall be based on the Exchange Ratio. The terms of the respective series of the Parent Preferred Stock shall have substantially the same terms as the series of Company Preferred Stock that are being converted except for the conversion rate, which shall be based on the Exchange Ratio, on an as-if converted basis.

(c) Outstanding Company Options. At the Effective Time, each outstanding option to purchase Company Common Stock granted under the Company’s 2007 Stock Option and Performance Awards Plan (the “Company Option Plan”), which has not previously expired or been exercised in full, whether or not vested or exercisable on the Closing Date, shall be assumed by Parent. Pursuant to such assumption, holders of such assumed options shall be entitled to receive in respect of each share of Company Common Stock subject to such assumed options, after the Effective Time, options (“Merger Options”) to purchase that number of shares of Parent Common stock obtained by multiplying (x) the number of shares of Company Common Stock issuable under such assumed option by (y) the Exchange Ratio (defined below), at an exercise price equal to the exercise price of such assumed option divided by the Exchange Ratio and otherwise on the same terms and conditions as those contained in such assumed option. For the avoidance of doubt, and notwithstanding anything to the contrary contained herein, under no circumstances shall any such assumed options accelerate with respect to the vesting thereof by virtue of, in anticipation of or otherwise in connection with the Merger or the transactions contemplated by this Agreement. For purposes of this Agreement, “Exchange Ratio” shall mean the ratio obtained by dividing (x) the number of shares equal to the Merger Consideration by (y) the sum of the number shares of the Company Common Stock and the Company Preferred Stock, as if converted, issued and outstanding immediately prior to the Effective Time and the number of shares of Company Common Stock issuable upon exercise of all such Merger Options and Parent Warrants.

(d) Company Option Plan. At the Effective Time, Parent shall assume the Company Option Plan pursuant to which 9,500,000 shares of Company Common Stock are reserved for issuance.

(e) Outstanding Company Warrants. At the Effective Time, each outstanding warrant to purchase Company Common Stock, which has not previously expired or been exercised in full (each such warrant, an “Eligible Warrant”), shall be assumed by Parent subject to adjustment by the Exchange Ratio (thereafter, the “Parent Warrants”).

(f) As a result of the Merger and without any action on the part of the holders thereof, at the Effective Time, all shares of Company Common Stock, all shares of Company Series A Preferred Stock, and all shares of Company Series B Preferred Stock shall be cancelled and retired and shall cease to be outstanding. Each holder of shares of the Company Common Stock, Company Series A Preferred Stock, and Company Series B Preferred Stock shall thereafter cease to have any rights with respect to such shares, except that the issued and outstanding shares of Company Common Stock, Company Series A Preferred Stock and Company Series B Preferred Stock immediately prior to the Effective Time, and the respective holders thereof, shall have the right to receive the Merger Consideration in accordance with this Section 2.7 upon the surrender of the certificate or certificates representing such shares.

(g) Each share of Company Common Stock held in the Company’s treasury at the Effective Time, if any, shall, by virtue of the Merger and without any action on the part of the Company, cease to be outstanding and shall be cancelled and retired without payment of any Merger Consideration or any other consideration therefor.

2.8 Effect of Merger on Existing Common Stock of Parent. At the Effective Time, holders of Parent Common Stock shall be entitled to receive in respect of each share of Parent Common Stock, five-year warrants (the “New Parent Warrants”) to purchase 0.333 shares of Parent Common Stock following the consummation of the Merger and other transactions contemplated herein at an exercise price of 110% per share of the most recent private placement of the Company prior to the Closing Date, which such New Parent Warrants shall expire five (5) years from the date of issuance. At and after the Effective Time, Parent will deliver, within thirty (30) days, to each holder of a Parent Common Stock a certificate, evidencing the New Parent Warrants. Pursuant to Article 5 hereof, such New Parent Warrants and the shares of Parent Common Stock issuable pursuant to the exercise thereof shall be registered with the SEC under the Joint Proxy-Registration Statement to be filed with the SEC following the execution of this Agreement in respect of the Merger, this Agreement and the transactions contemplated hereby.

2.9 Delivery of Certificates and Eligible Warrant Agreements. At and after the Effective Time, Parent will make available, and each holder of an issued and outstanding share of Company Common Stock and Company Preferred Stock, and each holder of an Eligible Warrant, will be entitled to receive, (i) upon surrender to Parent or its representatives of any certificates evidencing Company Common Stock and Company Preferred Stock (the “Certificates”) for cancellation and a letter of transmittal or assignment separate from certificate in customary form (which will be in such form and have such other provisions as Parent will reasonably specify) (the “Transmittal Letter”); or (ii) upon delivery to Parent or its representatives of agreements evidencing the Eligible Warrants (the “Eligible Warrant Agreements”) and/or other certificates or instruments evidencing the Eligible Warrants, if any, the pro-rata share of the Merger Consideration, Merger Options and Merger Warrants, as applicable, into which such Company Common Stock or Eligible Warrant have been converted into pursuant to the Merger, and upon such surrender of each Certificate and/or the agreements or certificates representing the Eligible Warrants, and delivery by Parent of the aggregate Merger Consideration in exchange therefor, the Participating Company Shares will forthwith be cancelled. Until surrendered or delivered as contemplated by this Section 2.9, each Certificate, Eligible Warrant Agreement or certificates representing the Eligible Warrants, as applicable, will be deemed at any time after the Effective Time for all purposes to evidence only the right to receive upon such surrender the corresponding pro rata portion of the Merger Consideration and Merger Warrants, as applicable.

2.10 Stock Transfer Books. From and after the Effective Time, the stock transfer books of the Company will be closed, and there will be no further registration or transfers of Company Common Stock and Company Preferred Stock thereafter on the records of the Company.

2.11 No Further Ownership Rights. The Merger Consideration and Merger Warrants delivered upon the surrender for exchange of the Certificates, or the delivery of the agreements or certificates representing Eligible Warrants, in accordance with the terms hereof will be deemed to have been issued in full satisfaction of all rights pertaining to such Participating Company Shares, and there will be no further registration of transfers of such shares which were outstanding immediately prior to the Effective Time on the records of the Surviving Corporation. If, after the Effective Time, Certificates, or agreements or certificates representing the Eligible Warrants, are presented to the Surviving Corporation, they will be cancelled, assumed and/or adjusted, as applicable, pursuant to Section 2.7 hereof.

2.12 Lost, Stolen or Destroyed Certificates. In the event any Certificates are lost, stolen or destroyed, Parent will issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and the other deliveries required above, the applicable Merger Consideration; provided, however, that the Surviving Corporation may, in its sole discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver an indemnity or bond in such sum as it may reasonably direct as indemnity against any claim that may be made against it with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.13 Charter Documents; Directors and Officers. Unless otherwise agreed by the Company and Parent prior to the Closing, at and as of the Effective Time, without any further action on the part of Parent, Merger Sub or the Company: (i) the Articles of Incorporation and the Bylaws of the Company as in effect immediately prior to the Effective Time will be the Articles of Incorporation and Bylaws of the Surviving Corporation at and after the Effective Time until thereafter amended as provided by applicable law and such Articles of Incorporation and Bylaws, as applicable; (ii) the directors of the Company immediately prior to the Effective Time will be the initial directors of the Surviving Corporation from and after the Effective Time, until their successors are elected and qualified or until their resignation or removal; (iii) the officers of the Company immediately prior to the Effective Time shall serve in their respective offices of the Surviving Corporation from and after the Effective Time, until their successors are elected or appointed and qualified or until their resignation or removal.

2.14 Taking of Necessary Action; Further Action. Each of Parent, Merger Sub and the Company will take all such reasonable lawful action as may be necessary or appropriate in order to effect the Merger in accordance with this Agreement as promptly as practicable. If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all the property, rights, privileges, power and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub immediately prior to the Effective Time are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action

2.15 Company Dissenting Shares. Shares of Company Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by persons who are entitled to and have properly exercised, and not withdrawn or waived, appraisal rights with respect thereto in accordance with the NRS (the “Dissenting Shares”), will not be converted into the right to receive the Merger Consideration, and holders of such shares of Company Common Stock will be entitled, in lieu thereof, to receive payment of the appraised value of such shares of Company Common Stock in accordance with the provisions of the NRS unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the NRS. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares of Company Common Stock will thereupon be treated as if they had been converted at the Effective Time into the right to receive the Merger Consideration, without any interest thereon. The Company will give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock. Prior to the Effective Time, the Company will not, except with the prior written consent of Parent make any payment with respect to, or settle or offer to settle, any such demands.

2.16 Parent Dissenting Shares. Shares of Parent Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by persons who are entitled to and who have properly exercised, and not withdrawn or waived, appraisal rights with respect thereto in accordance with the California General Corporation Law (“CGCL”) (the “Dissenting Shares”), will be entitled to receive payment of the appraised value of such shares of Parent Common Stock in accordance with the provisions of the CGCL unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the CGCL. The Parent will give Company prompt notice of any demands received by the Parent for appraisal of shares of Parent Common Stock. Prior to the Effective Time, the Parent will not, except with the prior written consent of Company make any payment with respect to, or settle or offer to settle, any such demands.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE
COMPANY

The Company hereby represents and warrants to Parent that (subject to such exceptions as are disclosed in the corresponding Schedules with respect to specific sections of this Article 3) the statements contained in this Article 3 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article 3, except in the case of representations and warranties stated to be made as of the date of this Agreement or as of another date and except for changes contemplated or permitted by this Agreement):

3.1 Organization, Standing and Qualification. (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. The Company has all requisite corporate power and authority to own, lease and use its assets as they are currently owned, leased and used and to conduct its business as it is currently conducted. The Company is duly qualified or licensed to do business in and is in good standing in each jurisdiction in which the character of the properties owned, leased or used by it or the nature of the activities conducted by it make such qualification necessary, except any such jurisdiction where the failure to be so qualified or licensed would not have a Material Adverse Effect on the Company or a Material Adverse Effect on the validity, binding effect or enforceability of this Agreement or the Collateral Documents or the ability of the Company to perform its obligations under this Agreement or any of the Collateral Documents. (b) The Company’s wholly-owned subsidiaries Information Intellect, Inc., Riptide Software, Inc. and Bravera, Inc. are corporations duly organized, validly existing and in good standing under the laws of the State of Georgia, State of Florida and State of Florida respectively. Each has all requisite corporate power and authority to own, lease and use its assets as they are currently owned, leased and used and to conduct its business as it is currently conducted. Each subsidiary is duly qualified or licensed to do business in and is in good standing in each jurisdiction in which the character of its properties owned, leased or used by it or the nature of the activities conducted by it make such qualification necessary, except any such jurisdiction where the failure to be so qualified or licensed would not have a Material Adverse Effect on the Company and its subsidiaries as a whole.

3.2 Due Authorization. The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby, and the performance by the Company of its obligations hereunder, have been duly and validly authorized by all necessary action by the Board of Directors of the Company, and no other action on the part of the Board of Directors of the Company is required to authorize the execution, delivery and performance of this Agreement and the consummation by the Company of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity.

3.3 Capitalization.

(a) The authorized common stock and other ownership interests of the Company consist of 800,000,000 shares of Common Stock, par value $0.001 per share and 60,000,000 shares of Preferred Stock, par value $0.001 per share, of which 10,000,000 shares have been designated as Series A Preferred Stock and 20,000,000 shares have been designated as Series B Preferred Stock. There are 63,446,676 shares of Common Stock, 3,800,000 shares of Series A Preferred Stock and 4,600,000 shares of Series B Preferred Stock issued and outstanding as of the date hereof. All of the issued and outstanding shares of the Company Common Stock, Company Series A Preferred Stock and Company Series B Preferred Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable and have been issued in compliance with applicable securities laws and other applicable Legal Requirements or transfer restrictions under applicable securities laws.

(b) Schedule 3.3(b) hereto lists all outstanding or authorized options, warrants, purchase rights, preemptive rights or other contracts or commitments that could require the Company to issue, sell, or otherwise cause to become outstanding any of its common stock or other ownership interests (collectively “Equity Equivalents”), including, without limitation, all Eligible Warrants. Except as disclosed in Schedule 3.3(b) hereto, there are no other Equity Equivalents, commitments or agreements of any character (whether created by statute, the Articles of Incorporation or Bylaws of the Company, or any agreement or otherwise) to which the Company is a party or by which it is bound, obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of common stock of the Company or obligating the Company to grant, extend, accelerate the vesting of, change the price or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement.

3.4 No Conflicts. Except as set forth on Schedule 3.4 hereto, the execution, delivery and performance by the Company of this Agreement and the Collateral Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby in accordance with the terms and conditions hereof and thereof, do not and will not conflict with, constitute a violation or breach of, constitute a default or give rise to any right of termination or acceleration of any right or obligation of the Company under, or result in the creation or imposition of any Encumbrance upon the Company, its business, assets, properties or the Company Common Stock by reason of the terms of (i) the Articles of Incorporation, Bylaws or other charter or organizational document of the Company or any Subsidiary of the Company, (ii) any material contract, agreement, lease, indenture or other instrument to which the Company is a party or by or to which the Company, or its assets may be bound or subject and a violation of which would result in a Material Adverse Effect on the Company, (iii) any order, judgment, injunction, award or decree of any arbitrator or Regulatory Authority or any statute, law, rule or regulation applicable to the Company or (iv) any Permit of the Company, which in the case of (ii), (iii) or (iv) above would have a Material Adverse Effect on the Company or a material adverse effect on the validity, binding effect or enforceability of this Agreement or the Collateral Documents or the ability of the Company to perform its obligations under this Agreement or any of the Collateral Documents.

3.5 Consents and Approvals. Except as set forth on Schedule 3.5 hereto, no consent, approval, authorization or order of, registration or filing with, or notice to, any Regulatory Authority or any other Person is necessary to be obtained, made or given by the Company in connection with the execution, delivery and performance by the Company of this Agreement or any Collateral Document or for the consummation by the Company of the transactions contemplated hereby or thereby, except to the extent the failure to obtain any such consent, approval, authorization or order or to make any such registration or filing would not have a Material Adverse Effect on the Company or a material adverse effect on the validity, binding effect or enforceability of this Agreement or the Collateral Documents or the ability of the Company to perform its obligations under this Agreement or any of the Collateral Documents.

3.6 Intellectual Property. Except as set forth on Schedule 3.6 hereto, the Company and each of the Company’s subsidiaries own, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property that is used or currently proposed to be used in the business of the Company as currently conducted or as presently proposed by the Company to be conducted in the immediate future.

3.7 Compliance with Legal Requirements. The Company has operated its business in compliance with all Legal Requirements applicable to the Company except to the extent the failure to operate in compliance with all material Legal Requirements would not have a Material Adverse Effect on the Company on the validity, binding effect or enforceability of this Agreement or the Collateral Documents.

3.8 Financial Statements. The Company has provided Parent with copies of the unaudited Consolidated Balance Sheets of the Company as of June 30, 2007 (the “Company Financial Statement Date”), and the unaudited Consolidated Statements of Operations for the period then ended and the audited Consolidated Balance Sheet of the Company as of December 31, 2006 and the audited Consolidated Statement of Operations for the period then ended (collectively, the “Company Financial Statements”). The Company Financial Statements have been prepared in accordance with GAAP applied on a basis consistent throughout all periods presented, present fairly in all material respects the financial condition of the Company and its results of operations as of the date and for the periods indicated therein. The accounting and other financial records of the Company have been maintained in accordance with good business practices.

3.9 Litigation. Except as set forth on Schedule 3.9 hereto, there are no outstanding judgments or orders against or otherwise affecting or related to the Company, its business, assets or properties, and there is no action, arbitration, audit, hearing, suit, complaint, proceeding or investigation, judicial, administrative or otherwise, that is pending or, to the Company’s knowledge, threatened that, if adversely determined, would have a Material Adverse Effect on the Company or a Material Adverse Effect on the validity, binding effect or enforceability of this Agreement or the Collateral Documents.

3.10 Taxes. Except as set forth on Schedule 3.10 hereto, the Company has duly and timely filed in proper form all Tax Returns for all Taxes required to be filed with the appropriate Regulatory Authority, and has paid all taxes required to be paid in respect thereof except where such failure would not have a Material Adverse Effect on the Company.

3.11 Books and Records. The books and records of the Company accurately and fairly represent the Company’s business and its results of operations in all material respects.

3.12 Brokers or Finders. Except as set forth on Schedule 3.12 hereto, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by the Company or its Affiliates in connection with the transactions contemplated by this Agreement, and neither the Company, or Affiliates has incurred any obligation to pay any brokerage or finder’s fee or other commission in connection with the transaction contemplated by this Agreement.

3.13 Disclosure. No representation or warranty of the Company in this Agreement or in the Collateral Documents and no statement in any certificate furnished or to be furnished by the Company pursuant to this Agreement contained, contains or will contain on the date such agreement or certificate was or is delivered, or on the Closing Date, any untrue statement of a material fact, or omitted, omits or will omit on such date to state any material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

3.14 No Undisclosed Liabilities. Except as set forth in Schedule 3.14 hereto, the Company has no obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or reserved against in the Company Financial Statements or if subsequent to the date of the Company Financial Statements, as otherwise disclosed in filings made with the SEC, (ii) those incurred in connection with this Agreement or the transactions contemplated hereby, (iii) those incurred in the ordinary course of business consistent with the Company’s past practice.

3.15 Absence of Certain Changes. Except as set forth on Schedule 3.15 hereto, since the Financial Statement Date or otherwise disclosed in filings made with the SEC, the Company has not: (a) suffered any material adverse change in its financial condition, assets, liabilities or business; (b) contracted for or paid any capital expenditures; (c) except as otherwise disclosed in SEC filings, incurred any indebtedness or borrowed money, issued or sold any debt or equity securities, declared any dividends or discharged or incurred any liabilities or obligations except in the ordinary course of business as heretofore conducted; (d) except as otherwise disclosed in SEC filings mortgaged, pledged or subjected to any lien, lease, security interest or other charge or encumbrance any of its properties or assets; (e) except as otherwise disclosed in SEC filings paid any material amount on any indebtedness prior to the due date, forgiven or cancelled any material amount on any indebtedness prior to the due date, forgiven or cancelled any material debts or claims or released or waived any material rights or claims; (f) suffered any damage or destruction to or loss of any assets (whether or not covered by insurance); (g) except as otherwise disclosed in SEC filings acquired or disposed of any assets or incurred any liabilities or obligations; (h) except as otherwise disclosed in SEC filings made any payments to its Affiliates or associates or loaned any money to any person or entity; (i) except as otherwise disclosed in SEC filings acquired or disposed of any interest in any corporation, partnership, limited liability company, joint venture or other entity; (j) except as otherwise disclosed in SEC filings entered into any employment, compensation, consulting or collective bargaining agreement or any other agreement of any kind or nature with any person or group, or modified or amended in any respect the terms of any such existing agreement; (k) except as otherwise disclosed in SEC filings entered into any other commitment or transaction or experienced any other event that relates to or affect in any way this Agreement or to the transactions contemplated hereby, or that has affected, or may adversely affect the Company’s business, operations, assets, liabilities or financial condition; or (1) except as otherwise disclosed in SEC filings amended its Articles of Incorporation or By-laws, except as otherwise contemplated herein.

3.16 Contracts. Schedule 3.16(a) hereto sets forth a true and complete list of all contracts, agreements, leases, commitments or other understandings or arrangements, written or oral, express or implied, to which the Company is a party or by which it or any of its property is bound or affected requiring payments to or from, or incurring of liabilities by, the Company in excess of $1,000,000 (the “Contracts”). Except as set forth on Schedule 3.16(b) hereto, the Company has complied with and performed, in all material respects, all of its obligations required to be performed under and is not in default with respect to any of the Contracts, as of the date hereof, nor has any event occurred which has not been cured which, with or without the giving of notice, lapse of time, or both, would constitute a default in any respect thereunder. To the best knowledge of the Company, no other party has failed to comply with or perform, in all material respects, any of its obligations required to be performed under or is in material default with respect to any such Contracts, as of the date hereof, nor has any event occurred which, with or without the giving of notice, lapse of time or both, would constitute a material default in any respect by such party thereunder. Except as set forth on Schedule 3.16(c) hereto, the Company knows of and has no reason to believe that there are any facts or circumstances which would make a material default by any party to any contract or obligation likely to occur subsequent to the date hereof.

3.17 Permits and Licenses. The Company has all certificates of occupancy, rights, permits, certificates, licenses, franchises, approvals and other authorizations as are reasonably necessary to conduct its business and to own, lease, use, operate and occupy its assets, at the places and in the manner now conducted and operated, except those the absence of which would not materially adversely affect its business. The Company has not received any written or oral notice or claim pertaining to the failure to obtain any material permit, certificate, license, approval or other authorization required by any federal, state or local agency or other regulatory body, the failure of which to obtain would materially and adversely affect its business.

3.18 Restrictions on Business Activities. Except as set forth in Schedule 3.18 hereto, there is no agreement or Order binding upon the Company, or any of its assets or properties which has had or could reasonably be expected to have the effect of prohibiting or impairing any current business practice of the Company (or future business practice of the Surviving Corporation), any acquisition of property by the Company or the conduct of business by the Company as currently conducted or as proposed to be conducted by the Company other than in the ordinary course of business or which would not reasonably be expected to give rise to a Material Adverse Effect.

3.19 Title to Property. The Company has good and marketable title to all of its properties, interests in properties and assets, real and personal, reflected in the Company Financial Statements or acquired after the Financial Statement Date (except as otherwise disclosed in SEC filings and except properties, interests in properties and assets sold or otherwise disposed of since the Financial Statement Date in the ordinary course of business), or with respect to leased properties and assets, valid leasehold interests in, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) liens for current Taxes not yet due and payable or which are being contested by the Company in good faith, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, (iii) liens securing debt which is reflected on the Company Financial Statements, and (iv) Encumbrances listed on Schedule 3.19 hereto. The property and equipment of the Company that are used in the operations of its business are in good operating condition subject to normal wear and tear. All material properties used in the operations of the Company are reflected in the Company Financial Statements. The Company owns no real property.

3.20 Labor Agreements and Labor Relations. Except as set forth on Schedule 3.20(a) hereto, the Company has no collective bargaining or union contracts or agreements. Except as set forth on Schedule 3.20(b) hereto, the Company is in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practices; there are no charges of discrimination or unfair labor practice charges, or complaints against the Company pending or threatened before any governmental or regulatory agency or authority; and, there is no material labor strike, dispute, employee grievance, disciplinary action, slowdown or stoppage actually pending or threatened against or affecting the Company.

3.21 Employment Arrangements. Except as set forth on Schedule 3.21(a) hereto, the Company has no employment or consulting agreements or arrangements, written or oral, which are not terminable at the will of the Company, or any pension, profit-sharing, option, other incentive plan, or any other type of employment benefit plan as defined in ERISA or otherwise, or any obligation to or customary arrangement with employees for bonuses, incentive compensation, vacations, severance pay, insurance or other benefits. Except as set forth on Schedule 3.21(b) hereto, no employee of the Company is in violation of any employment agreement or restrictive covenant.

3.22 Conduct of Business. Prior to the Closing Date, the Company shall conduct its business in the normal course, and shall not sell, pledge, or assign any assets, without the prior written approval of Parent, except in the regular course of business. Except as otherwise provided herein, the Company shall not amend its Articles of Incorporation or By-Laws, declare dividends, redeem or sell stock or other securities, acquire or dispose of fixed assets, change employment terms, enter into any material or long-term contract, guarantee obligations of any third party, settle or discharge any material balance sheet receivable for less than its stated amount, pay more on any liability than its stated amount or enter into any other transaction other than in the regular course of business

3.23 SEC Reports. The Company has filed all required SEC Reports since March 2, 2007 the date of the merger of Shea Development Corp. and Information Intellect, Inc. and to the best of the Company’s knowledge all SEC filings prior to March 2, 2007 have been filed with the SEC, each of which complied at the time of filing in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as applicable, in each case as in effect on the dates such forms reports and documents were filed. None of the Company’s SEC Reports contained when filed an untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded by a SEC Report filed subsequently and prior to the date hereof. Except as publicly disclosed by the Company since the filing of its last SEC Report, there have been no events, changes or effects with respect to the Company which the Company (i) was required to publicly disclose, in a filing with the SEC or otherwise, or (ii) which would reasonably be expected to have a material adverse effect on the Company’s future operations or financial condition.

3.24 Information Supplied by Company. None of the information supplied or to be supplied by the Company for inclusion in the Joint Proxy-Registration Statement to be delivered to its shareholders in connection with any written consent by or meeting of such shareholders, at the date on which such information was supplied prior to the time the Company’s shareholders were requested to approve the Merger, contained or will contain any untrue statement or material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not materially misleading.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that (subject to such exceptions as are disclosed in the corresponding Schedules with respect to specific sections of this Article 4) the statements contained in this Article 4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article 4, except in the case of representations and warranties stated to be made as of the date of this Agreement or as of another date and except for changes contemplated or permitted by this Agreement):

4.1 Organization, Standing and Qualification. Parent and Merger Sub are each corporations duly organized, validly existing and in good standing under the laws of their respective jurisdictions of incorporation. Parent and Merger Sub each have the requisite corporate power and authority to own, lease and use its assets as they are currently owned, leased and used and to conduct their respective businesses as currently conducted. Parent and Merger Sub are each duly qualified or licensed to do business in and is in good standing in each jurisdiction in which the character of the properties owned, leased or used by, or the nature of the activities conducted by, each of Parent and Merger Sub make such qualification necessary, except any such jurisdiction where the failure to be so qualified or licensed would not have a Material Adverse Effect on Parent or Merger Sub, or a Material Adverse Effect on the validity, binding effect or enforceability of this Agreement or the Collateral Documents or the ability of each of Parent and Merger Sub to perform their respective obligations under this Agreement or any of the Collateral Documents.

4.2 Due Authorization; Ownership of Stock. (a) Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby, and the performance by Parent and Merger Sub of their respective obligations hereunder, have been duly and validly authorized by all necessary action by the Board of Directors of each of Parent and Merger Sub, and no other action on the part of the Board of Directors of each of Parent and Merger Sub is required to authorize the execution, delivery and performance of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Legal Requirements relating to the enforcement of creditors’ rights generally and by general principles of equity. (b) Except for the transactions contemplated by this Agreement, as of the date hereof, neither Parent nor Merger Sub beneficially owns any Company Common Stock.

4.3 Capitalization.

(a) The authorized common stock and other ownership interests of Parent consist of 100,000,000 shares of Common Stock, of which 14,258,756 shares of Common Stock are issued and outstanding as of the date hereof. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable and have been issued in compliance with applicable securities laws and other applicable Legal Requirements or transfer restrictions under applicable securities laws.

(b) The authorized common stock and other ownership interests of Merger Sub consist of 100 shares of Common Stock, of which 100 shares of Common Stock are issued and outstanding as of the date hereof. All of the issued and outstanding shares of Common Stock of Merger Sub have been duly authorized and are validly issued and outstanding, fully paid and nonassessable and have been issued in compliance with applicable securities laws and other applicable Legal Requirements or transfer restrictions under applicable securities laws.

(c) Schedule 4.3(c) hereto lists all Equity Equivalents of Parent. Except as disclosed in Schedule 4.3(c) hereto, there are no other Equity Equivalents, commitments or agreements of any character (whether created by statute, the Articles of Incorporation or Bylaws of Parent, or any agreement or otherwise) to which Parent is a party or by which it is bound, obligating Parent to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of common stock of Parent or obligating Parent to grant, extend, accelerate the vesting of, change the price or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement.

4.4 No Conflicts. Except as set forth on Schedule 4.4 hereto, the execution, delivery and performance by the Parent and Merger Sub of this Agreement and the Collateral Documents to which each is a party and the consummation of the transactions contemplated hereby and thereby in accordance with the terms and conditions hereof and thereof, do not and will not conflict with, constitute a violation or breach of, constitute a default or give rise to any right of termination or acceleration of any right or obligation of either Parent or Merger Sub under, or result in the creation or imposition of any Encumbrance upon the property of either Parent or Merger Sub by reason of the terms of (i) the articles of incorporation, by laws or other charter or organizational document of either Parent or Merger Sub, (ii) any contract, agreement, lease, indenture or other instrument to which either Parent or Merger Sub is a party or by or to which either Parent or Merger Sub or its property may be bound or subject and a violation of which would result in a Material Adverse Effect on Parent taken as a whole, (iii) any order, judgment, injunction, award or decree of any arbitrator or Regulatory Authority or any statute, law, rule or regulation applicable to either Parent or Merger Sub or (iv) any Permit of Parent or Merger Sub, which in the case of (ii), (iii) or (iv) above would have a Material Adverse Effect on Parent or a material adverse effect on the validity, binding effect or enforceability of this Agreement or the Collateral Documents or the ability of either Parent or Merger Sub to perform its obligations hereunder or thereunder.

4.5 Consents and Approvals. Except as set forth on Schedule 4.5 hereto, no consent, approval, authorization or order of, registration or filing with, or notice to, any Regulatory Authority or any other Person is necessary to be obtained, made or given by either Parent or Merger Sub in connection with the execution, delivery and performance by them of this Agreement or any Collateral Documents or for the consummation by them of the transactions contemplated hereby or thereby, except to the extent the failure to obtain such consent, approval, authorization or order or to make such registration or filings or to give such notice would not have a Material Adverse Effect on Parent or a Material Adverse Effect on the validity, binding effect or enforceability of this Agreement or the Collateral Documents or the ability of either Parent or Merger Sub to perform its obligations under this Agreement or any of the Collateral Documents.

4.6 Intellectual Property. Except as set forth on Schedule 4.6 hereto, Parent owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property that is used or currently proposed to be used in the business of Parent as currently conducted or as presently proposed by Parent to be conducted in the immediate future.

4.7 Compliance with Legal Requirements. Parent has operated its business in compliance with all Legal Requirements applicable to Parent except to the extent the failure to operate in compliance with all material Legal Requirements would not have a Material Adverse Effect on Parent on the validity, binding effect or enforceability of this Agreement or the Collateral Documents.

4.8 Financial Statements. Parent has provided the Company with copies of the unaudited Condensed Consolidated Balance Sheet of Parent as of June 30, 2007 (the “Parent Financial Statement Date”), and the unaudited Condensed Consolidated Statements of Operations for the period then ended and the audited Condensed Consolidated Balance Sheets of Parent as of September 30, 2006 and the audited Condensed Consolidated Statements of Operations for the period then ended (collectively, the “Parent Financial Statements”). The Parent Financial Statements have been prepared in accordance with GAAP applied on a basis consistent throughout all periods presented, present fairly in all material respects the financial condition of Parent and its results of operations as of the date and for the periods indicated therein. The accounting and other financial records of Parent have been maintained in accordance with good business practices.

4.9 Litigation. Except as set forth on Schedule 4.9 hereto, there are no outstanding judgments or orders against or otherwise affecting or related to Parent or its business or assets; and there is no action, arbitration, audit, hearing, suit complaint, proceeding or investigation, judicial, administrative or otherwise, that is pending or, to the best knowledge of Parent, threatened that, if adversely determined, would have a Material Adverse Effect on Parent or a Material Adverse Effect on the validity, binding effect or enforceability of this Agreement or the Collateral Documents.

4.10 Taxes. Except as set forth on Schedule 4.10 hereto, Parent has duly and timely filed in proper form all Tax Returns for all Taxes required to be filed with the appropriate Regulatory Authority, and has paid all taxes required to be paid in respect thereof except where such failure would not have a Material Adverse Effect on Parent.

4.11 Books and Records. The books and records of Parent accurately and fairly represent its business and its results of operations in all material respects.

4.12 Brokers or Finders. Except as set forth on Schedule 4.12 hereto, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Parent in connection with the transactions contemplated by this Agreement, and neither Parent nor Merger Sub has entered into any contract, agreement, arrangement or understanding which may result in an obligation to pay any brokerage or finder’s fee or other commission in connection with the transaction contemplated by this Agreement.

4.13 Disclosure. No representation or warranty of Parent or Merger Sub in this Agreement or in the Collateral Documents and no statement in any certificate furnished or to be furnished by Parent pursuant to this Agreement contained, contains or will contain on the date such agreement or certificate was or is delivered, or on the Closing Date, any untrue statement of a material fact, or omitted, omits or will omit on such date to state any material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

4.14 No Undisclosed Liabilities. Except as set forth in Schedule 4.14 hereto, neither Parent nor Merger Sub has any obligations or liabilities of any nature (absolute, accrued, matured or unmatured, fixed or contingent) other than (i) those set forth or reserved against in the Parent Financial Statements, (ii) those incurred in connection with this Agreement or the transactions contemplated hereby, (iii) those incurred in the ordinary course of business consistent with the Parent’s past practice.

4.15 Absence of Certain Changes. Except as set forth on Schedule 4.15 hereto, since the Parent Balance Sheet Date, Parent has not: (a) suffered any material adverse change in its financial condition, assets, liabilities or business; (b) contracted for or paid any capital expenditures; (c) incurred any indebtedness or borrowed money, issued or sold any debt or equity securities, declared any dividends or discharged or incurred any liabilities or obligations except in the ordinary course of business as heretofore conducted; (d) mortgaged, pledged or subjected to any lien, lease, security interest or other charge or encumbrance any of its properties or assets; (e) paid any material amount on any indebtedness prior to the due date, forgiven or cancelled any material amount on any indebtedness prior to the due date, forgiven or cancelled any material debts or claims or released or waived any material rights or claims; (f) suffered any damage or destruction to or loss of any assets (whether or not covered by insurance); (g) acquired or disposed of any assets or incurred any liabilities or obligations; (h) made any payments to its affiliates or associates or loaned any money to any person or entity; (i) formed or acquired or disposed of any interest in any corporation, partnership, limited liability company, joint venture or other entity; (j) entered into any employment, compensation, consulting or collective bargaining agreement or any other agreement of any kind or nature with any person or group, or modified or amended in any respect the terms of any such existing agreement; (k) entered into any other commitment or transaction or experience any other event that relates to or affect in any way this Agreement or to the transactions contemplated hereby, or that has affected, or may adversely affect the Parent’s business, operations, assets, liabilities or financial condition; (1) amended its Articles of Incorporation or By-laws, except as otherwise contemplated herein (m) made any change in accounting methods or practices or internal control procedures, other than as required as a result of changes in law or GAAP; (n) made any single expenditure or commitment in excess of $25,000 for additions to property plant, equipment, or intangible capital assets, or (o) agreed to take any action described in this Section 4.15.

4.16 Contracts. Schedule 4.16(a) hereto is a true and complete list of all Contracts to which Parent is a party or by which it or any of its property is bound or affected requiring payments to or from, or incurring of liabilities by, Parent in excess of $100,000. Except as set forth on Schedule 4.16(b) hereto, Parent has complied with and performed, in all material respects, all of its obligations required to be performed under and is not in default with respect to any of the Contracts, as of the date hereof, nor has any event occurred which has not been cured which, with or without the giving of notice, lapse of time, or both, would constitute a default in any respect there under. To the best knowledge of Parent, no other party has failed to comply with or perform, in all material respects, any of its obligations required to be performed under or is in material default with respect to any such Contracts, as of the date hereof, nor has any event occurred which, with or without the giving of notice, lapse of time or both, would constitute a material default in any respect by such party there under. Except as set forth on Schedule 4.16(c) hereto, Parent knows of and has no reason to believe that there are any facts or circumstances, which would make a material default by any party to any contract or obligation likely to occur subsequent to the date hereof.

4.17 Permits and Licenses. The Parent and Merger Sub have all certificates of occupancy, rights, permits, certificates, licenses, franchises, approvals and other authorizations as are reasonably necessary to conduct their respective businesses and to own, lease, use, operate and occupy their respective assets, at the places and in the manner now conducted and operated, except those the absence of which would not materially adversely affect their respective businesses. The Parent and Merger Sub have not received any written or oral notice or claim pertaining to the failure to obtain any material permit, certificate, license, approval or other authorization required by any federal, state or local agency or other regulatory body, the failure of which to obtain would materially and adversely affect their respective businesses.

4.18 Restrictions on Business Activities. Except as set forth in Schedule 4.18 hereto, there is no agreement or Order binding upon Parent, or any of its assets or properties which has had or could reasonably be expected to have the effect of prohibiting or impairing any current business practice of Parent (or future business practice of the Surviving Corporation), any acquisition of property by Parent or the conduct of business by Parent as currently conducted or as proposed to be conducted by Parent other than in the ordinary course of business or which would not reasonably be expected to give rise to a Material Adverse Effect.

4.19 Title to Property. Parent has good and marketable title to all of its properties, interests in properties and assets, real and personal, reflected in the Parent Financial Statements or acquired after the Financial Statement Date (except properties, interests in properties and assets sold or otherwise disposed of since the Financial Statement Date in the ordinary course of business), or with respect to leased properties and assets, valid leasehold interests in, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) the lien of current Taxes not yet due and payable or which are being contested by Parent in good faith, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, (iii) liens securing debt which is reflected on the Parent Financial Statements, and (iv) liens listed on Schedule 4.18 hereto. The property and equipment of the Company that are used in the operations of its business are in good operating condition subject to normal wear and tear. All material properties used in the operations of Parent are reflected in the Parent Financial Statements. Parent owns no real property.

4.20 Labor Agreements and Labor Relations. Except as set forth on Schedule 4.20(a) hereto, Parent has no collective bargaining or union contracts or agreements. Except as set forth on Schedule 4.20(b) hereto, Parent is in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practices; there are no charges of discrimination or unfair labor practice charges, or complaints against Parent pending or threatened before any governmental or regulatory agency or authority; and, there is no labor strike, dispute, employee grievance, disciplinary action, slowdown or stoppage actually pending or threatened against or affecting Parent.

4.21 Employment Arrangements. Except as set forth on Schedule 4.21(a) hereto, Parent has no employment or consulting agreements or arrangements, written or oral, which are not terminable at the will of Parent, or any pension, profit-sharing, option, other incentive plan, or any other type of employment benefit plan as defined in ERISA or otherwise, or any obligation to or customary arrangement with employees for bonuses, incentive compensation, vacations, severance pay, insurance or other benefits. Except as set forth on Schedule 4.21(b) hereto, no employee of Parent is in violation of any employment agreement or restrictive covenant.

4.22 Conduct of Business. Prior to the Closing Date, Parent shall conduct its business in the normal course, and shall not sell, pledge, or assign any assets, without the prior written approval of the Company, except in the regular course of business. Except as otherwise provided herein, Parent shall not (i) amend its Articles of Incorporation or By-Laws, (ii) declare, set aside, make or payout dividends or other distributions, (iii) redeem or sell stock or other securities, (iv) acquire or dispose of fixed assets, (v) enter into or change employment terms, or increase the compensation payable to its officers, employees, agents or consultants, or grant any severance or termination pay, (vi) enter into any material or long-term contract, (vii) guarantee obligations of any third party, (viii) settle or discharge any material balance sheet receivable for less than its stated amount, (ix) pay more on any liability than its stated amount, (x) enter into any other transaction other than in the regular course of business, (xi) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other securities, (xii) acquire, including without limitation by merger, consolidation or acquisition of stock or assets any corporation, partnership, other business organization or division thereof or any material amount or assets, or incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or become responsible for the obligations of any Person or make loans or advances, except in the ordinary course of business, or (xiii) agree to any of the foregoing, except as may be necessary to do the actions required herein.

4.23 SEC Reports. Parent has filed all required SEC Reports since October 1, 2004, each of which complied at the time of filing in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as applicable, in each case as in effect on the dates such forms reports and documents were filed. None of Parent’s SEC Reports contained when filed an untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded by a SEC Report filed subsequently and prior to the date hereof. Except as publicly disclosed by Parent since the filing of its last SEC Report, there have been no events, changes or effects with respect to Parent which Parent (i) was required to publicly disclose, in a filing with the SEC or otherwise, or (ii) which would reasonably be expected to have a material adverse effect on Parent's future operations or financial condition.

4.24 Information Supplied by Parent or Merger Sub. None of the information supplied or to be supplied by the Parent or Merger Sub for inclusion in the proxy statement to be delivered to its shareholders in connection with any written consent by or meeting of such shareholders, at the date on which such information was supplied prior to the time the Parent’s shareholders were requested to approve the Merger, contained or will contain any untrue statement or material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not materially misleading.

ARTICLE 5
COVENANTS OF THE PARTIES

5.1 Key Employees. As soon as practicable following the execution of this Agreement, but in any event prior to the Closing Date, Parent shall deliver to the Company a list of key employees of Parent (such persons, “Key Employees”), which such Key Employees shall be required to execute and enter into employment agreements with the Surviving Corporation, in substantially the form attached hereto as Exhibit A (the “Key Employee Agreements”), subject to the terms and conditions set forth in such Key Employee Agreements.

5.2 Continuing Employees. As soon as practicable following the execution of this Agreement, but in any event prior to the Closing Date, Parent and the Company shall determine and identify which employees of Parent, other than the Key Employees, will receive employment offers from the Surviving Corporation following the consummation of the Merger in accordance with the terms hereof (such employees, the “Continuing Employees”), which determination of such Continuing Employees shall be based on the Operating Expense Budget for FY2008 prepared by Parent and delivered to Company. Prior to the consummation of the Merger in accordance with the terms hereof, the Company may request certain Continuing Employees to amend their respective Eligible Warrant Agreement, if any, in connection with such Continuing Employee’s waiver of certain rights thereunder with respect to a Change of Control of Parent.

5.3 Terminated Employees. Immediately prior to consummation of the Merger, but in no event later than the Closing Date, Parent shall terminate the employment of all employees of Parent other than the Key Employees and the Continuing Employees (the “Terminated Employees”), and such Terminated Employees shall be entitled to receive all benefits accruing to them pursuant to any existing employment agreements or option awards, including, without limitation, any severance payments or options to which such Terminated Employees may be entitled pursuant to applicable documents. In the event the Terminated Employees were not hired by Parent pursuant to an employment agreement, then such Terminated Employees shall receive severance benefits, if any, in accordance with Parent’s past practices, subject to the execution by such Terminated Employee of a waiver and release in a form reasonably satisfactory to the Company.

5.4 Joint Proxy-Registration Statement. As soon as practicable following the execution of this Agreement, the Parties shall work together to prepare and file with the SEC a joint proxy - registration statement in respect of the Merger and the transactions contemplated hereby (the “Joint Proxy-Registration Statement”), which such Joint Proxy Registration Statement shall be used in respect of (a) soliciting shareholder approval in connection with the Merger and this Agreement, (b) registering the Merger Consideration and the Merger Options, New Parent Warrants and Parent Warrants and the shares of Parent Common Stock issuable pursuant to the exercise thereof issued pursuant to Article 2 hereof, (c) authorizing the Reverse Split, (d) changing the name of Parent to “Bravera, Inc.” and (d) increasing the authorized number of shares of Parent Common Stock to 800,000,000 and increasing the number of authorized shares of Parent Preferred Stock to not less than 15,000,000 (the “Capital Increase”).

5.5 Access to Information. The Parties shall provide to each other and their respective representatives such financial, operating and other documents, data and information relating to the Party, and their respective businesses, properties, assets and liabilities, as each Party, or its representatives may reasonably request. In addition, each Party hereby agrees to take all action necessary to enable their respective representatives review, inspect and audit each Party’s business, properties, assets and liabilities and discuss them with such Party’s officers, employees, independent accountants and counsel. Notwithstanding any investigation that any Party may conduct of the other Parties, or their respective businesses, properties, assets and liabilities, each Party may fully rely on the other Party’s warranties, covenants and indemnities set forth in this Agreement.

5.6 Consents and Approvals. As soon as practicable after execution of this Agreement, the Parties shall use commercially reasonable efforts to obtain any necessary consent, approval, authorization or order of, make any registration or filing with or give any notice to, any Regulatory Authority or Person as is required to be obtained, made or given by any Party to consummate the transactions contemplated by this Agreement and the Collateral Documents.

5.7 Notification of Adverse Change and Certain Matters. Each Party shall promptly notify the other Parties of any material adverse change in the condition (financial or otherwise) of such Party. Each Party shall promptly notify the other Parties of any fact, event, circumstance or action known to it that is reasonably likely to cause such Party to be unable to perform any of its covenants contained herein or any condition precedent in Article 6 not to be satisfied, or that, if known on the date of this Agreement, would have been required to be disclosed to another Party pursuant to this Agreement or the existence or occurrence of which would cause any of the such Party’s representations or warranties under this Agreement not to be correct and/or complete. Each Party shall give prompt written notice to the other Parties of any adverse development causing a breach of any of the representations and warranties in Articles 3 and 4 as of the date made.

5.8 Meeting of the Shareholders. Promptly after the date hereof, if required under applicable law and subject to SEC review of the Joint Proxy Registration Statement, each Party will take all action necessary in accordance with its articles of incorporation and by-laws, or other charter or organizational documents, to convene a meeting of their respective shareholders, or seek the written consent of its shareholders to consider the adoption and approval of this Agreement and approval of the Merger to be held as promptly as practicable. Each Party, if required, will use its reasonable efforts to solicit from its shareholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger.

5.9 Disclosure Schedule. Each Party shall, from time to time prior to Closing, supplement the Disclosure Schedules attached hereto with additional information that, if existing or known to it on the date of delivery to the other Party, would have been required to be included therein. For purposes of determining the satisfaction of any of the conditions to the obligations of any Party in Article 6, the Disclosure Schedules of such Party shall be deemed to include only (a) the information contained therein on the date of this Agreement and (b) information added to the such Party’s Disclosure Schedule by written supplements delivered prior to Closing by such Party (i) are accepted in writing by the receiving Party, or (ii) reflect actions taken or events occurring after the date hereof prior to Closing.

5.10 State Statutes. The Parties and their respective Board of Directors shall, if any state takeover statute or similar law is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use all reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the transactions contemplated hereby.

5.11 Conduct of Business. The Parties mutually agree that during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to the provisions of Article 8 hereof or the Closing, the Company, Parent and Merger Sub each shall (unless otherwise required by this Agreement or Company has given its prior written consent to Parent or Merger Sub or Parent has given its prior written consent to the Company, as the case may be) carry on its business in the ordinary course consistent with past practice, to pay its Taxes and other obligations consistent with its past practices, to pay or perform other obligations when due consistent with its past practices, subject to any good faith disputes over such Taxes and other obligations and, to the extent consistent with such business, to use reasonable efforts and institute all policies to preserve intact its present business organization, keep available the services of its present officers and key employees, preserve its relationships with customers, suppliers, distributors, licensors, licensees, independent contractors and other Persons having business dealings with it and to cause its Subsidiaries to do the same, all with the express purpose and intent of preserving unimpaired its goodwill and ongoing businesses at the Closing.

5.12 No Solicitation. Until the earlier of the Closing or the date of termination of this Agreement pursuant to the provisions of Article 8 hereof, neither Company nor Parent or Merger Sub, nor any of their respective shareholders, officers, directors, agents, investment bankers or other representatives of any of them (collectively, the “Representatives”) will, directly or indirectly, (i) solicit, engage in discussions or negotiate with any Person (regardless of who initiates such discussions or negotiations), or take any other action intended or designed to facilitate the efforts of any Person, other than the parties hereto, relating to the possible acquisition of the Company, Parent or Merger Sub (whether by way of purchase of capital stock, purchase of assets or otherwise) or any significant portion of its capital stock or assets by any Person other than the parties hereto (an “Alternative Acquisition”), (ii) provide information with respect to the Company, Parent or Merger Sub to any Person relating to a possible Alternative Acquisition by any Person, (iii) enter into an agreement with any Person providing for a possible Alternative Acquisition, or (iv) make or authorize any statement, recommendation or solicitation in support of any possible Alternative Acquisition by any Person. The Company, Parent, or Merger Sub, as the case may be, shall cause its Representatives to immediately cease and cause to be terminated all existing discussions or negotiations with any Person heretofore conducted with respect to any possible Alternative Acquisition.

5.13 Confidentiality. Parent, Merger Sub and the Company acknowledge and agree that the terms and conditions described in this Agreement, including its existence, as well as the non-public information and data furnished to them or their respective Representatives from the first introduction of the parties and throughout the negotiation and drafting of this Agreement is confidential and will not be disclosed to any third party, or used for any purpose not specifically contemplated herein, without prior written consent of the other party, unless otherwise required by Law or unless it ceases to be confidential through no breach of the receiving party.

5.14 Closing Balance Sheet. For the purposes of the requirements of Internal Revenue Service Revenue Ruling 59-60 and the accounting requirements pursuant to the accounting for business combinations, the Company shall deliver within ten (10) days of the Closing a balance sheet of the Company as of the Closing Date (the “Closing Date Balance Sheet”) that has been reviewed and approved by its independent accounting firm.   Within fifteen (15) days after the delivery of the Closing Date Balance Sheet, Parent will provide to the Company a proposed allocation of the Merger Consideration, which shall have been prepared by an independent valuation accountant or consultant.

ARTICLE 6
CLOSING CONDITIONS

6.1 All obligations of the Parties under this Agreement shall be subject to the fulfillment at or prior to Closing of each of the following conditions applicable to such Party, it being understood that the Parties may, in their sole discretion, to the extent permitted by applicable Legal Requirements, waive any or all of such conditions in whole or in part:

6.2 Accuracy of Representations. All representations and warranties of each Party contained in this Agreement, the Collateral Documents and any certificate delivered by any of the Parties at or prior to Closing shall be, if specifically qualified by materiality, true in all respects and, if not so qualified, shall be true in all material respects, in each case on and as of the Closing Date with the same effect as if made on and as of the Closing Date, except for representations and warranties expressly stated to be made as of the date of this Agreement or as of another date other than the Closing Date and except for changes contemplated or permitted by this Agreement. The Company shall have delivered to the Parent and Merger Sub, and the Parent and Merger Sub shall have delivered to the Company, a certificate dated the Closing Date to the foregoing effect.

6.3 Covenants. The Parties shall, in all material respects, have performed and complied with each of the covenants, obligations and agreements contained in this Agreement and the Collateral Documents that are to be performed or complied with by them at or prior to Closing. The Company shall have delivered to the Parent and Merger Sub, and the Parent and Merger Sub shall have delivered to the Company, a certificate dated the Closing Date to the foregoing effect.

6.4 Consents and Approvals. All consents, approvals, permits, authorizations and orders required to be obtained from, and all registrations, filings and notices required to be made with or given to, any Regulatory Authority or Person as provided herein, shall have been so obtained or filed with such Regulatory Authority or Person.

6.5 Shareholder Approval. All shareholder approval, as required under any applicable Legal Requirements, shall have been obtained to approve the transactions contemplated hereunder including the approval of the Merger, this Agreement or the transactions contemplated hereby.

6.6 Joint Proxy Statement. The Joint Proxy Statement shall have been filed and declared effective by the SEC pursuant to Article 5 hereof.

6.7 Key Employee Agreements. The Key Employee Agreements shall have been executed and delivered to Parent and the Company pursuant to Article 5 hereof.

6.8 No Litigation. No injunction, action, suit or proceeding shall be pending or threatened by or before any Regulatory Authority and no Legal Requirement shall have been enacted, promulgated or issued or deemed applicable to any of the transactions contemplated by this Agreement and the Collateral Documents that would: (i) prevent consummation of any of the transactions contemplated by this Agreement and the Collateral Documents; (ii) cause any of the transactions contemplated by this Agreement and the Collateral Documents to be rescinded following consummation; or (iii) have a Material Adverse Effect on a Party, the Merger, this Agreement or the transactions contemplated hereby.

6.9 Renaissance Capital Indebtedness. All of the debt owed by Parent, including but not limited to its debt owed to Renaissance Capital and affiliated funds (the “Renn Group”), shall have been converted into equity, except that any amounts advanced by the Renn Group to Parent after the date hereof up to $250,000 shall be repaid on the Closing. This repayment will be made specifically to a mutually agreed upon list of expenses, documented in advance of the expenditure, between the date hereof and the Closing.

6.10 Fairness Opinion. Parent shall have received a fairness opinion issued by the Mentor Group in that the transactions contemplated herein are fair to the shareholders of Parent from a financial perspective.

6.11 Centrecourt Lien. Centrecourt shall have received a security interest in all of the assets of Parent.

6.12 Parent Assumption of Company Option Plan. Parent shall have adopted and assumed the Company Option Plan.

6.13 No Material Adverse Change. There shall have been no material adverse change in the business, financial condition or operations of any of the Parties.

6.14 Accrued Vacation. The amount of any accrued vacation in excess of one year payable to Steve Crosson, an employee of Parent, shall be paid to such employee at the Closing.

ARTICLE 7
INDEMNIFICATION

7.1 Indemnification by the Company. The Company shall indemnify, defend and hold harmless Parent, Merger Sub, and each of their respective shareholders, members, partners, directors, officers, managers, employees, agents, attorneys and representatives, from and against any and all Losses which may be incurred or suffered by any such party and which may arise out of or result from any breach of any material representation, warranty, covenant or agreement of the Company contained in this Agreement.

7.2 Indemnification by the Parent and Merger Sub. The Parent and Merger Sub shall indemnify, defend and hold harmless the Company, and its shareholders, members, partners, directors, officers, managers, employees, agents, attorneys and representatives from and against any and all Losses which may be incurred or suffered by any such party hereto and which may arise out of or result from any breach of any material representation, warranty, covenant or agreement of the Parent and Merger Sub contained in this Agreement. .

7.3 Notice to Indemnifying Party. If any party (the “Indemnified Party”) receives notice of any claim or other commencement of any action or proceeding with respect to which any other party (or parties) (the “Indemnifying Party”) is obligated to provide indemnification pursuant to Sections 7.1 or 7.2, the Indemnified Party shall promptly give the Indemnifying Party written notice thereof, which notice shall specify in reasonable detail, if known, the amount or an estimate of the amount of the liability arising here from and the basis of the claim. Such notice shall be a condition precedent to any liability of the Indemnifying Party for indemnification hereunder, but the failure of the Indemnified Party to give prompt notice of a claim shall not adversely affect the Indemnified Party’s right to indemnification hereunder unless the defense of that claim is materially prejudiced by such failure. The Indemnified Party shall not settle or compromise any claim by a third party for which it is entitled to indemnification hereunder without the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld or delayed) unless suit shall have been instituted against it and the Indemnifying Party shall not have taken control of such suit after notification thereof as provided in Section 7.4.

7.4 Defense by Indemnifying Party. In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any claim or legal proceeding by a Person who is not a party to this Agreement, the Indemnifying Party at its sole cost and expense may, upon written notice to the Indemnified Party, assume the defense of any such claim or legal proceeding (i) if it acknowledges to the Indemnified Party in writing its obligations to indemnify the Indemnified Party with respect to all elements of such claim (subject to any limitations on such liability contained in this Agreement) and (ii) if it provides assurances, reasonably satisfactory to the Indemnified Party, that it will be financially able to satisfy such claims in full if the same are decided adversely. If the Indemnifying Party assumes the defense of any such claim or legal proceeding, it may use counsel of its choice to prosecute such defense, subject to the approval of such counsel by the Indemnified Party, which approval shall not be unreasonably withheld or delayed. The Indemnified Party shall be entitled to participate in (but not control) the defense of any such action, with its counsel and at its own expense; provided, however, that if the Indemnified Party, in its sole discretion, determines that there exists a conflict of interest between the Indemnifying Party (or any constituent party thereof) and the Indemnified Party, the Indemnified Party (or any constituent party thereof) shall have the right to engage separate counsel, the reasonable costs and expenses of which shall be paid by the Indemnified Party. If the Indemnifying Party assumes the defense of any such claim or legal proceeding, the Indemnifying Party shall take all steps necessary to pursue the resolution thereof in a prompt and diligent manner. The Indemnifying Party shall be entitled to consent to a settlement of, or the stipulation of any judgment arising from, any such claim or legal proceeding, with the consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed; provided, however, that no such consent shall be required from the Indemnified Party if (i) the Indemnifying Party pays or causes to be paid all Losses arising out of such settlement or judgment concurrently with the effectiveness thereof (as well as all other Losses theretofore incurred by the Indemnified Party which then remain unpaid or unreimbursed), (ii) in the case of a settlement, the settlement is conditioned upon a complete release by the claimant of the Indemnified Party and (iii) such settlement or judgment does not require the encumbrance of any asset of the Indemnified Party or impose any restriction upon its conduct of business.

ARTICLE 8
TERMINATION

8.1 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Effective Time.

(a) By mutual written agreement of the Parties;

(b) By either of Parent or the Company if the Closing does not occur on or before December 31, 2007 or to be extended by mutual consent of the parties;

(c) By either of Parent or the Company if the shareholders of such Party fail to approve the Merger, this Agreement and the transactions contemplated hereby;

(d) By either of Parent or the Company if any court of competent jurisdiction or other competent Regulatory Authority shall have issued an order making illegal or otherwise permanently restricting, preventing or otherwise prohibiting the Merger and such order shall have become final;

(e) By either of the Company or Parent upon written notice to the other Party in the event of a breach of any provision or covenant of this Agreement, or any representation or warranty made by such Party hereunder becomes inaccurate; provided, however, that such breach or inaccuracy would cause the related closing condition, if any, not be satisfied in accordance with Article 6 hereof; provided, further, that prior to any termination by the non-breaching party, such Party shall provide written notice to the breaching Party specifically identifying the breach or inaccurate representation, and the breaching Party does not cure or correct such breach or inaccuracy within 30 days following receipt of the written notice.

8.2 Effect of Termination. If this Agreement is validly terminated by either the Company or Parent pursuant to Section 8.1, this Agreement will forthwith become null and void and there will be no liability or obligation on the part of the parties hereto, except that nothing contained herein shall relieve any party hereto from liability for willful breach of its representations, warranties, covenants or agreements contained in this Agreement.

ARTICLE 9
MISCELLANEOUS PROVISIONS

9.1 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally against written receipt or mailed by prepaid first class registered or certified mail, return receipt requested, or sent by overnight courier prepaid, to the parties at the following addresses or facsimile numbers:

If to Parent or Merger Sub to:

CaminoSoft Corp.
600 Hampshire Road, Suite 105
Westlake Village, CA 91361-2565
Attn: Michael Skelton, Chief Executive Officer
Tel: (805) 370-3100
Fax: (805) 370-3200

with a copy, which shall not constitute notice to:

David Ficksman
Troy & Gould, PC
1801 Century Park East, 16th Floor
Los Angeles, California 90067
Tel: (310) 553-4441
Fax:(310) 201-4746

If to the Company:

Shea Development Corp.
3452 Lake Lynda Dr, Suite 350
Orlando, FL 32817
Attn: Francis E. Wilde, Chairman and CEO
Tel: (407) 282-3545
Fax: (408) 516-8239

with a copy, which shall not constitute notice, to:

Dunnington, Bartholow & Miller, LLP
477 Madison Avenue, 12th Floor
New York, NY 10022
Attn: Robert T. Lincoln
Tel: (212) 682-8811
Fax: (212) 661-7769

9.2 Entire Agreement. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and thereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof and thereof. Except for the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement, each of the Parties to this Agreement acknowledges that no other representations or warranties have been relied upon by that Party or made by any other party or its officers, directors, employees, agents, financial and legal advisors or other representatives.

9.3 Further Assurances; Post-Closing Cooperation. At any time or from time to time after the Closing, the Parties will execute and deliver to the other party such other documents and instruments, provide such materials and information and take such other actions as the other party may reasonably request to consummate the transactions contemplated by this Agreement and otherwise to cause the other Party to fulfill its obligations under this Agreement and the transactions contemplated hereby. Each Party agrees to use commercially reasonable efforts to cause the conditions to its obligations to consummate the transactions contemplated hereby to be satisfied.

9.4 Amendment. This Agreement may be amended by the Parties hereto at any time before the Closing by execution of an instrument in writing signed on behalf of each of the Parties hereto and after the Closing by execution of an instrument in writing signed on behalf of Parent and the Surviving Corporation.

9.5 Extension. At any time prior to the Closing, Parent, Merger Sub and the Company may, to the extent legally allowed, may agree in writing to extend the time for the performance of any of the obligations of the other party hereto.

9.6 Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver will be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, will be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

9.7 Third Party Beneficiaries. The terms and provisions of this Agreement are intended solely for the benefit of each Party hereto and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other Person other than any Person entitled to indemnity as described in Article 7.

9.8 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned (by operation of law or otherwise) by any Party without the prior written consent of the other Parties and any attempt to do so will be void. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the Parties hereto and their respective successors and assigns.

9.9 Captions. The headings and table of contents used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

9.10 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

9.11 Governing Law. This Agreement will be governed by and construed in accordance with the domestic laws of the State of Nevada, without giving effect to any choice of law or conflict of law provision.

9.12 Construction. The Parties hereto agree that this Agreement is the product of negotiation between sophisticated parties and individuals, all of whom were represented by counsel, and each of whom had an opportunity to participate in and did participate in, the drafting of each provision hereof. Accordingly, ambiguities in this Agreement, if any, will not be construed strictly or in favor of or against any Party hereto but rather will be given a fair and reasonable construction without regard to the rule of contra proferentum.

9.13 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

9.14 Specific Performance. The Parties hereto agree that irreparable damage would occur in the event that Section 5.13 of this Agreement is not performed in accordance with its specific terms or were otherwise breached. It is agreed that the Parties will be entitled to an injunction or injunctions to prevent breaches of Section 5.13 of this Agreement and to enforce specifically the terms and provisions thereof in any court having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

CaminoSoft Corp.

By:
Name: Michael Skelton
Title: Chief Executive Officer

CC Merger Corp.

By:
Name: Michael Skelton
Title: Chief Executive Officer

Shea Development Corp.

By:
Name: Francis E. Wilde
Title: Chairman and CEO

APPENDIX B

CALIFORNIA CORPORATIONS CODE (SECTIONS 1300 -1304)

1300.

(a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

(b) As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

(1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

(2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

(c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

1301.

(a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

(b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause(A) or (B) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what that shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.

1302.

Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

1303.

(a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

(b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

1304.

(a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

(b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

(c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

APPENDIX C

CAMINOSOFT CORP. ARTICLES OF INCORPORATION - TEXT OF AMENDMENT

CAMINOSOFT CORP.

CERTIFICATE OF AMENDMENT

OF

ARTICLES OF INCORPORATION

Michael Skelton and Stephen Crosson certify that:

1. They are the Chief Executive Officer and Chief Financial Officer, respectively, of CaminoSoft Corp., a California corporation (the “Corporation”).

2. ARTICLE I of the Articles of Incorporation of the Corporation is amended to read as follows:

“The name of the Corporation is Riptide Software Solutions, Inc.”

3. ARTICLE III of the Articles of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

“At [5:00 p.m. PDT on ______, 2007], and without further action on the part of the Corporation or its shareholders, each 10 shares of the Corporation Common Stock then issued and outstanding shall become one fully paid and nonassessable share of Common Stock (“Reverse Stock Split”). In lieu of issuing fractional shares as a result of the Reverse Stock Split, the Corporation will round up the number of shares to be issued pursuant to such reverse stock split to the nearest whole number of shares. The capital account of the Corporation is hereby decreased by the Reverse Stock Split as reflected herein. To reflect the Reverse Stock Split, each certificate representing shares of Common Stock heretofore issued and outstanding shall represent one-tenth the number of shares of Common Stock issued and outstanding after the Reverse Stock Split; and the holder of record of each such certificate shall be entitled to receive a new certificate representing a number of shares of Common Stock equal to one-tenth the number of shares represented by said certificate for heretofore issued and outstanding shares. Subsequent to the Reverse Stock Split, the total number of shares of stock which the Corporation shall have authority to issue is 815,000,000, consisting of 15,000,000 shares of preferred stock, no par value (hereinafter referred to as “Preferred Stock”), and 800,000,000 shares of common stock, no par value (hereinafter referred to as “Common Stock”).”

4. The foregoing amendment to the Articles of Incorporation has been duly approved by the Board of Directors of the Corporation.

5. The foregoing amendment of the Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of the Corporation is 19,871,522. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

C - 1

The undersigned declare under penalty of perjury under the laws of the State of California that the matters set forth in the foregoing Certificate are true and correct of their own knowledge.

Dated: ____________________, 2007
Michael Skelton, Chief Executive Officer

Stephen Crosson , Chief Financial Office

C - 2